

ASSURANT®

Driving a
Growth Mindset

2023 ANNUAL REPORT



A MESSAGE TO OUR SHAREHOLDERS

What a difference a year makes. Faced with challenging macroeconomic headwinds, inflationary impacts and supply chain pressures in 2022, the actions we took then set us up to start 2023 from a position of strength.

I'm so proud of our employees across the world who worked together to further strengthen our business portfolio, driving operational excellence including enhanced customer experiences through digital-first initiatives across our operations, while at the same time accelerating innovation and investing in our business.

All of that resulted in Assurant having a remarkable year in 2023 — our seventh year in a row of growing profitably. We maintained a strong capital position and generated significant momentum throughout our businesses. We created value for our shareholders by achieving financial excellence, while also building strong energy across our businesses.

We actively managed our portfolio of businesses, divesting of businesses that were not essential to our long-term strategy. We continued to grow our relationships with important clients and attract new ones, providing new and innovative solutions and fulfilling our promise to operate sustainably for our stakeholders. We progressed our objectives to lower our environmental impact and stayed attentive to engaging and developing our diverse talent pool.



Driving a growth mindset at Assurant means changing the way we innovate our business to fuel long-term sustainable growth.

KEITH DEMMINGS, CHIEF EXECUTIVE OFFICER





Compared to 2022, adjusted EBITDA rose 21 percent to almost $1.4 billion,[1] and adjusted EPS increased by 26 percent,[1] both excluding reportable catastrophes. Growth was led by our Homeowners business which was supported by higher premiums and in-force policy growth. The business rebounded from the inflation impacts on claims experienced in 2022 and benefitted from favorable prior-year reserve development.

We expect continued profitable growth in 2024, driven by our business momentum. While growth is expected to be lower than the significant outperformance we delivered in 2023, we expect our 2024 results will demonstrate the combined earnings power of our advantaged portfolio.

Adjusted EBITDA, excluding reportable catastrophes, is expected to grow mid-single digits,[2] with Global Lifestyle and Global Housing delivering similar growth rates for the year. The growth rate of Adjusted EPS is expected to be modestly below Adjusted EBITDA growth, both excluding reportable catastrophes[2] — primarily reflecting higher annual depreciation expenses related to technology investments critical in executing our strategy.

61 MILLION
mobile devices

55 MILLION
vehicles
104 MILLION
appliances, electronics, and household valuables
30 MILLION
mortgages
Serving
300 Million
consumers
globally
401K
homeowners protected from losses due to flood damage
3 MILLION
rental units
7 MILLION
customers with financial products
55 MILLION
travelers and credit card holders

In 2023, Lifestyle and Housing together produced nearly $775 million in dividends. This enabled us to give back over $350 million to shareholders, including $200 million of share buybacks. 2023 demonstrated the strength and appealing financial profile of our distinctive and diversified Lifestyle and Housing segments. We owe this level of success to our talented people.

Housing High

Our Housing business had a banner year in 2023. In addition to highlighting the significant earnings power of the business, our 2023 Housing results demonstrated differentiated returns and strong cashflow.

A new top banking client marked the year for Housing in 2023. Beginning in the first quarter of 2024, we will provide lender-placed insurance services to the top banking client's 1.8 million loan portfolio — further enhancing our market position and validating the competitive strength of our offerings.

Written premiums in the property management channel grew nearly 20 percent in 2023. Along with new clients, we also achieved double-digit growth across 8 of our top 10 Property Management Company (PMC) clients — creating significant business momentum. Growth was further supported by the continued expansion of Cover 360, where we now track over 1 million residents, a nearly 45 percent increase over the prior year.



This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see "Forward-Looking Statements" on page 4 of the Form 10-K included in this Annual Report.

1 These measures are non-GAAP financial measures. See Non-GAAP Financial Measures beginning on page 7 of this Annual Report for more information on these non-GAAP financial measures and a reconciliation of such measures to their most directly comparable GAAP measure.

2 The metrics included within the company's outlook are non-GAAP financial measures, and the company believes that it cannot, without unreasonable efforts, forecast certain information needed to reconcile to the GAAP measures, the probable significance of which cannot be determined. More information can be found in the Non-GAAP Financial Measures section beginning on page 7 of this Annual Report.



Technology innovation also enhanced our digital customer experience, including a new digital agent leasing portal and expanded claims processing powered by machine learning.

Anniversary & Accolades

We are celebrating our 20th anniversary as a publicly traded company in 2024. I am continuously humbled and impressed by the high-quality culture we have built and maintained over the last two decades, as evidenced again — in this year alone — by the many awards Assurant received, including Great Place to Work awards in 14 countries, including the United States.

Importantly, as innovating for customers and operating in a sustainable manner are among our strategic imperatives for growth, we were excited to receive recognition from Fortune as one of America's Most Innovative Companies, and from Newsweek, who acknowledged the progress we have made to integrate sustainability into our strategy by placing us on its list of America's Most Responsible Companies for 2024.

Portfolio, Progress & Performance

Over the last two years, we have concentrated on improving our business portfolio and enhancing operational quality while speeding up innovation. By investing in businesses where we have leadership positions, we think we are well prepared for future success. For example, within Global Lifestyle, we've expanded our presence in specialized markets, including in the commercial equipment space, where acquisitions have helped us form new client partnerships.

We've improved our company by managing our portfolio actively, making decisions to leave businesses that are not essential to our long-term strategy. This included leaving our sharing economy offerings and international catastrophe-exposed businesses in Housing — further simplifying our portfolio.

We have achieved significant progress in enhancing operational quality across Assurant with a more efficient organizational structure and real estate footprint. We have applied digital-first initiatives across our operations to support our businesses and create value for end-consumers. We have also adopted digital-based strategies in our activities to help our businesses and deliver benefits to our end-consumers.

Adjusted EBITDA
excluding reportable catastrophes[1]
(in millions)



2021	$1,121.5
2022	$1,128.3
2023	$1,369.3

Adjusted EPS
excluding reportable catastrophes[1]



2021	$12.28
2022	$13.61
2023	$17.13

Total Revenue[3]
(in billions)



2021	$9.7
2022	$10.0
2023	$10.7

3 References to total revenue throughout this Annual Report refer to net earned premiums, fees, and other income.



Driving Growth Through Innovation

Innovation is core to business growth at Assurant. We have a relentless passion to serve customers, adapting to their changing needs and lifestyles brought on by a rapidly changing world brought on by products, methods and technologies. Our continued drive to innovate involves an ongoing cultivation of our culture, our relentless embrace of technology, and a dedication to conduct customer research to continually understand the evolving needs of consumers – and then adapt and expand our offerings accordingly. To do so, this year, we have continued to:

- Invest in proprietary research, like the *2023 Connected Decade* to extract consumer insights to drive product and service innovation.

- Promote a culture that encourages and rewards new ideas and value-creating change.

- Introduce new processes and technology that enhances customer experience.

- Introduce new products and continue to evolve existing products to address emerging customer needs.

- Collaborate with entrepreneurs to drive new ideas and directions through our Assurant Ventures capital arm, which has invested more than $100 million in tech and other startups.

Connected Living Clients & Countries

Connected Living revenues grew approximately 3% year over year. We achieved high single digit EBITDA growth in our U.S. business, as we continued to offer innovative and effective solutions for our expanding carrier and cable operator clients through our device protection programs. We deepened key partnerships, one example of which was with a large US mobile provider, where we delivered mobile protection, trade in and other value-added services.

We also grew our trade-in programs with major OEMs by adding a new large partner, and renewing a major US mobile carrier, where we are using robotics in our mobile device facilities across the U.S. And we made more progress in other countries, starting in Europe where we kept earnings steady by reducing costs while dealing with ongoing economic issues.

Across Asia-Pacific, we are pleased with our market position and our long-term prospects. We are delighted to announce a new partnership with the largest mobile operator in Australia.

Our new multi-year deal will enable us to offer comprehensive products to support the device lifecycle for the mobile operator's wide range of customers, including their main mobile protection program as well as trade-in and repair features.

Inflation & Increases

Auto had lower results compared to the previous year because of the rising cost of claims. For the few deals where our underwriting results were unfavorable, we worked well with our clients to apply significant rate increases and make important changes to improve and enhance how we handle claims. These changes were initiated in the back half of 2022 and continued in 2023.

Because our auto service contracts have a longer average duration, we will see the full benefit of these actions over time, with improvement expected to start in 2024. With the actions taken in Auto and the ongoing growth of Connected Living, we expect to deliver Global Lifestyle growth in 2024.

Momentum & Mindset

Finally, we reshaped our executive team in November 2023 to help our global growth strategy by naming Keith Meier Chief Financial Officer and Francesca Luthi Chief Operating Officer. These two appointments, as well as the addition of 3 new members to our Management Committee, demonstrate our capacity to leverage our talented leadership team.

Our strong results for the year would not be possible without the incredible group of Assurant employees across the world and the strong culture we have built over our 20 years as a publicly traded company. Our dedicated, hard-working employees carried us through the year. Now, with momentum at our back, we will forge ahead, driving a growth mindset across the organization to continue our success in 2024 and beyond.



KEITH DEMMINGS
PRESIDENT & CHIEF EXECUTIVE OFFICER

2023 Sustainability Highlights

- Refreshed our impact-based ESG prioritization assessment, identifying diversity, equity, and inclusion, climate, and circularity as our high-priority sustainability topics while continuing to consider our long-term sustainability ambitions.



Learn more on the sustainability page of our website.

- Launched two additional Employee Resource Groups (five in total) fostering an inclusive employee community and empowering our employees to raise topics important to underrepresented groups.

- Signed the Disability:IN Pledge. Disability:IN is a leading nonprofit resource for disability inclusion globally.

- Earned a "B" CDP Climate Change rating for the sixth consecutive year, demonstrating our ongoing commitment to climate action and climate-related risk management and transparency practices.

- Contributed to a circular economy by repurposing and extending the useful life of over 22 million mobile devices.

- Introduced Carbon IQ™, which aggregates the carbon footprint of an individual device throughout its lifecycle for end-to-end device insights and circularity planning.

Corporate Governance

Sound corporate governance principles are the foundation upon which the trust of investors is built.

These principles are fostered by both the Assurant Board of Directors and the Management Committee who work together and pursuant to our Corporate Governance Guidelines. Together, they ensure that Assurant remains a company of uncompromised integrity and performance.

Board of Directors[4]

Elaine D. Rosen
Non-Executive Chair of the Board, Assurant, Inc. Former Executive Vice President, UNUM/Provident Corporation

Keith W. Demmings
President & Chief Executive Officer, Assurant, Inc.

Debra J. Perry
Former Senior Managing Director — Global Ratings & Research, Moody's Investors Service

Paget L. Alves
Former Chief Sales Officer, Sprint Corporation

Harriet Edelman
Vice Chairman, Emigrant Bank

Ogi Redzic
Chief Digital Officer & Senior Vice President, Caterpillar Inc.

Rajiv Basu
Former Senior Partner — Insurance Sector, Deloitte & Touche LLP

Sari Granat
President & Chief Operating Officer, Chainalysis

Paul J. Reilly
Former Executive Vice President, Arrow Electronics, Inc.

J. Braxton Carter
Former Executive Vice President & Chief Financial Officer, T-Mobile US, Inc.

Lawrence V. Jackson
Senior Advisor, New Mountain Capital, LLC

Robert W. Stein
Former Global Managing Partner — Actuarial Services, Ernst & Young LLP

Juan Cento
Former Regional President — Latin America & Caribbean Division, FedEx Express

4 As of April 3, 2024. For more information on our executive officers and directors, please see our 2024 Proxy Statement, which is available online at ir.assurant.com

Management Committee[4]



Keith W. Demmings
President & Chief
Executive Officer*



Manny Becerra
Executive Vice President
& Chief Innovation Officer



Rebekah Biondo
Deputy Chief
Financial Officer



Michael P. Campbell
Executive Vice President &
President — Global Housing*



Martin Jenns
Executive Vice President &
President —
Global Automotive*



Robert A. Lonergan
Executive Vice President,
Chief Marketing and
Risk Officer*



Francesca L. Luthi
Executive Vice President,
Chief Operating Officer*



Keith R. Meier
Executive Vice President,
Chief Financial Officer*



Biju Nair
Executive Vice President
& President — Global
Connected Living*



Jay E. Rosenblum
Executive Vice President,
Chief Legal Officer*



Subhashish Sengupta
Chief People Officer



Joseph A. Surber III
Chief Technology Officer

4 As of April 3, 2024. For more information on our executive officers and directors, please see our 2024 Proxy Statement, which is available online at ir.assurant.com

*Executive Officer of Assurant, Inc. as of April 3, 2024

Non-GAAP Financial Measures

1. Assurant uses Adjusted EBITDA, excluding reportable catastrophes (which represents individual catastrophic events that generate losses in excess of $5.0 million, pre-tax, net of reinsurance and client profit sharing adjustments and including reinstatement and other premiums), as an important measure of the company's operating performance. Assurant defines Adjusted EBITDA as net income (or net income from continuing operations), excluding net realized losses (gains) on investments and fair value changes to equity securities, COVID-19 direct and incremental expenses, (gain) loss on extinguishment of debt, non-core operations, interest expense, provision (benefit) for income taxes, depreciation expense, amortization of purchased intangible assets, restructuring costs related to strategic exit activities, as well as other highly variable or unusual items. The company believes this metric provides investors with an important measure of the company's operating performance because it excludes items that do not represent the ongoing operations of the company, and therefore (i) enhances management's and investors' ability to analyze the ongoing operations of its businesses and (ii) facilitates comparisons of its operating performance over multiple periods, as the amortization expense associated with purchased intangible assets may fluctuate from period to period based on the timing, size, nature and number of acquisitions. Although the company excludes amortization of purchased intangible assets from Adjusted EBITDA, revenue generated from such intangible assets is included within the revenue in determining Adjusted EBITDA. It also excludes reportable catastrophes, which can be volatile. The comparable GAAP measure is net income (or net income from continuing operations).

(UNAUDITED)	Twelve Months		
($ in millions)	2023	2022	2021
GAAP net income from continuing operations	$ **642.5**	$ 276.6	$ 602.9
Less:			
Interest expense	**108.0**	108.3	111.8
Provision for income taxes	**164.3**	73.3	168.4
Depreciation expense	**109.3**	86.3	73.8
Amortization of purchased intangible assets	**77.9**	69.7	65.8
Adjustments, pre-tax:			
Net realized losses (gains) on investments and fair value changes to equity securities	**68.7**	179.7	(128.2)
Non-core operations	**50.4**	79.5	14.4
Restructuring costs	**34.3**	53.1	11.8
COVID-19 direct and incremental expenses	**—**	4.7	10.0
(Gain) loss on extinguishment of debt	**(0.1)**	0.9	20.7
Other adjustments[5]	**2.2**	24.1	14.5
Adjusted EBITDA	**1,257.5**	956.2	965.9
Reportable catastrophes	**111.8**	172.1	155.6
Adjusted EBITDA, excluding reportable catastrophes	$ **1,369.3**	$ 1,128.3	$ 1,121.5

[5] Additional details about the components of Other adjustments and other key financial metrics are included in the Financial Supplement located on Assurant's Investor Relations website http://ir.assurant.com/investor/default.aspx.

Non-GAAP Financial Measures

2. Assurant uses Adjusted earnings, excluding reportable catastrophes (defined above), per diluted share as an important measure of the company's stockholder value. Assurant defines Adjusted earnings per diluted share as net income (or net income from continuing operations), excluding net realized losses (gains) on investments and fair value changes to equity securities, amortization of purchased intangible assets, COVID-19 direct and incremental expenses, (gain) loss on extinguishment of debt, non-core operations, restructuring costs related to strategic exit activities, as well as other highly variable or unusual items, plus any dilutive preferred stock dividends, divided by the weighted average diluted shares outstanding. The company believes this metric provides investors with an important measure of stockholder value because it excludes items that do not represent the ongoing operations of the company, and therefore (i) enhances management's and investors' ability to analyze the ongoing operations of its businesses and (ii) facilitates comparisons of its operating performance over multiple periods, as the amortization expense associated with purchased intangible assets may fluctuate from period to period based on the timing, size, nature and number of acquisitions. Although the company excludes amortization of purchased intangible assets from Adjusted earnings, revenue generated from such intangible assets is included within the revenue in determining Adjusted earnings. It also excludes reportable catastrophes, which can be volatile. The comparable GAAP measure is net income (or net income from continuing operations) per diluted share, defined as net income (or net income from continuing operations) plus any dilutive preferred stock dividends, divided by the weighted average diluted shares outstanding.

(UNAUDITED)	Twelve Months		
	2023	2022	2021
GAAP net income from continuing operations per diluted share[6]	$ 11.95	$ 5.05	$ 10.03
Adjustments per diluted share, pre-tax:			
Net realized losses (gains) on investments and fair value changes to equity securities	1.28	3.28	(2.14)
Non-core operations	0.94	1.45	0.23
Restructuring costs	0.64	0.97	0.22
Amortization of purchased intangible assets	1.45	1.27	1.10
COVID-19 direct and incremental expenses	—	0.08	0.17
Loss on extinguishment of debt	—	0.02	0.34
Other adjustments[7]	0.03	0.45	0.31
Benefit for income taxes	(0.80)	(1.44)	(0.02)
Adjusted earnings per diluted share	15.49	11.13	10.24
Reportable catastrophes, pre-tax	2.08	3.14	2.59
Tax impact of reportable catastrophes	(0.44)	(0.66)	(0.55)
Adjusted earnings, excluding reportable catastrophes, per diluted share	$ 17.13	$ 13.61	$ 12.28

[6] Information on the share counts used in the per share calculations are included in the Financial Supplement located on Assurant's Investor Relations website http://ir.assurant.com/investor/default.aspx

[7] Additional details about the components of Other adjustments and other key financial metrics are included in the Financial Supplement located on Assurant's Investor Relations website http://ir.assurant.com/investor/default.aspx

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from_______to_

Commission file number 001-31978

Assurant, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**39-1126612**
(State or other jurisdiction of incorporation)	**(I.R.S. Employer Identification No.)**

260 Interstate North Circle SE
Atlanta, Georgia 30339
(770) 763-1000
(Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	AIZ	New York Stock Exchange
5.25% Subordinated Notes due 2061	AIZN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $6.63 billion as of the last business day of the fiscal quarter ended June 30, 2023 based on the closing sale price of $125.72 per share for the common stock on such date as traded on the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding at February 9, 2024 was 51,977,634.

Documents Incorporated by Reference

Certain information contained in the definitive proxy statement for the registrant's 2024 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates, is incorporated by reference into Part III hereof.

ASSURANT, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2023
TABLE OF CONTENTS

Unless otherwise stated, all amounts are presented in United States of America ("U.S.") Dollars and all amounts are in millions, except for number of shares, per share amounts, registered holders, number of employees, beneficial owners, number of securities in an unrealized loss position and number of loans.

FORWARD-LOOKING STATEMENTS

Some statements in "Item 1 – Business" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (this "Report"), including our business and financial plans and any statements regarding our anticipated future financial performance, business prospects, growth and operating strategies and similar matters, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words such as "will," "may," "can," "anticipates," "expects," "estimates," "projects," "intends," "plans," "believes," "targets," "forecasts," "potential," "approximately," and the negative versions of those words and other words and terms with a similar meaning. Any forward-looking statements contained in this Report are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that our future plans, estimates or expectations will be achieved. Our actual results might differ materially from those projected in the forward-looking statements. We undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future events or other developments. For a discussion of the factors that could affect our actual results, see "Item 1A – Risk Factors" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Factors Affecting Results."

Unless the context otherwise requires, references to the terms "Assurant," the "Company," "we," "us" and "our" refer to Assurant, Inc.'s consolidated operations.

Item 1. *Business*

Assurant, Inc. was incorporated as a Delaware corporation in 2004.

We are a leading global business services company that supports, protects and connects major consumer purchases. We support the advancement of the connected world by partnering with the world's leading brands to develop innovative solutions and to deliver an enhanced customer experience. We operate in North America, Latin America, Europe and Asia Pacific through two operating segments: Global Lifestyle and Global Housing. Through our Global Lifestyle segment, we provide mobile device solutions, extended service contracts and related services for consumer electronics and appliances, and credit and other insurance products (referred to as "Connected Living"); and vehicle protection services, commercial equipment services and other related services (referred to as "Global Automotive"). Through our Global Housing segment, we provide lender-placed homeowners, manufactured housing and flood insurance, as well as voluntary manufactured housing, condominium and homeowners insurance (referred to as "Homeowners"); and renters insurance and other products (referred to as "Renters and Other").

Our Competitive Strengths

Our financial strength and capabilities across our businesses create competitive advantages that we believe allow us to support our clients, deliver a superior experience for their customers and drive sustainable profitable growth over the long term.

Our financial strength. We believe we have a strong balance sheet and operating cash flows. As of December 31, 2023, we had $33.64 billion in total assets and our debt to total capital was 30.2%. Our Global Lifestyle and Global Housing segments generate significant operating cash flows, which provide us with the flexibility to make investments to strengthen our strategic capabilities and enhance our partnerships with our clients.

Insights and capabilities enable innovation to meet evolving consumer needs. We have a deep understanding of our clients and the consumer markets they serve. We seek to leverage consumer insights, together with extensive capabilities, to identify and anticipate the needs of our clients and the consumers they serve. We intend to leverage those insights with investments in emerging technologies and operations, including digital-first solutions, to introduce innovative products and services and continuously adapt those offerings to the changing needs of consumers in the connected world.

Value chain integration and customer experience. We own or manage multiple pieces of the value chain, which enables us to create products and service offerings based on client and consumer needs and provide a seamless customer experience. Offering end-to-end solutions allows us to provide additional value for consumers and adapt more quickly and efficiently to their needs. Visibility across the value chain helps us leverage insights to further improve the customer experience and our offerings. Our ability to introduce value-added services and capabilities across the value chain and provide a superior customer experience allows us to strengthen our partnerships and our competitive position.

Our Strategy for Profitable Growth

Our vision is to be the leading global business services company supporting the advancement of the connected world. As we focus on executing our vision, we believe we are positioned for continued long-term profitable growth by:

Growing our portfolio of market-leading businesses. Our businesses represent a group of leading, service-oriented offerings focused on compelling growth opportunities. This includes capitalizing on the convergence of the connected world in the global markets and geographies in which we operate. We intend to grow our businesses by strengthening our partnerships with major clients and prospects globally, while continuing to invest in talent, capabilities and technology, including digital, to enable us to deliver a superior customer experience, as well as further broadening our offerings and diversifying our distribution channels. As our offerings continue to expand, we expect to generate a more diversified mix of business and earnings.

Providing integrated offerings through a superior, digital-first customer experience. As we continue to evolve our product and service capabilities and respond to client and consumer needs, we expect to accelerate the pace of innovation for our integrated offerings and drive additional value through a superior, digital-first customer experience.

Deploying our capital strategically. Our strong financial position provides us with flexibility to strategically deploy our capital. We generally deploy capital to support business growth by funding investments and through acquisitions, to pay dividends and to repurchase shares. We target new businesses and capabilities, organically and through acquisitions, that complement or support our strategy. Our approach to mergers, acquisitions and other growth opportunities reflects our strategic and disciplined approach to capital management.

Investing in talent. Our employees play a critical role in contributing to our success and supporting our business strategy. We believe in fostering a diverse, equitable and inclusive culture to drive sustained profitable growth through innovation. We are focused on strategically attracting, developing, retaining and motivating our talent, as we prioritize programs and initiatives aimed at investing in their growth.

2023 Highlights

We achieved significant profitable growth in 2023, maintained a strong capital position and generated significant momentum throughout our businesses. Our results reflect our focus on further strengthening our business portfolio and driving operational excellence, including implementing digital-first initiatives across our operations, while accelerating innovation and investing in our businesses. Through active portfolio management, we exited businesses that are not core to our long-term strategy. We continued to expand partnerships with key clients and win new clients, deliver new and innovative solutions and execute on our commitment to being a socially responsible company for our stakeholders. We advanced our goals to reduce our environmental impact, and we remained focused on engaging and developing our diverse talent pool.

We realized benefits from the actions we announced in 2022 to simplify our business portfolio and corporate real estate and realign our organizational structure, allowing us to reinvest throughout the enterprise. We amended and extended our 2022 restructuring plan to include additional actions within these initiatives, including further consolidation of our real estate portfolio and additional changes to our organizational structure, which we believe will drive greater operational efficiency to support our long-term profitable growth and value creation. We expect to complete these actions by mid-2024.

In November 2023, we realigned our executive team to support our global growth strategy by appointing Keith Meier as Chief Financial Officer and Francesca Luthi as Chief Operating Officer. The appointments represented our ability to deploy our deep bench of talent and evolve from a position of strength.

Throughout the year, we have maintained a strong balance sheet, generated $772.6 million in dividends or returns of capital from our subsidiaries (net of infusions of liquid assets and excluding amounts used for acquisitions or received from dispositions) and returned $352.3 million to shareholders through share repurchases and common stock dividends. In February 2023, we issued $175.0 million of 6.10% senior notes due 2026 and used the net proceeds, together with cash on hand, to redeem a portion of the $225.0 million outstanding aggregate principal amount of our 4.20% senior notes due 2023.

Sustainability Priorities

Assurant is a purpose-driven company committed to making meaningful advancements each year to integrate our sustainability efforts into our long-term strategy to support our business outcomes, our global business operations and our product and service offerings. In 2023, we continued to make progress on building a more sustainable company for all of our stakeholders. Our Board of Directors (the "Board"), Management Committee and employees understand the importance of sustainability to deliver greater value as we operate our business each day and support Assurant's long-term strategy.

Our sustainability strategic framework centers on four pillars against which we track our progress on sustainability topics that most impact Assurant's value, society and the environment, as discussed below. Each of these pillars is dynamic, aligned to our long-term business strategy, and strengthens the communities in which we live and work.

Responsible employer. We are a responsible employer with a culture that believes diversity, equity and inclusion are critical to support business growth, and we recognize the importance of investing in talent as we look to deliver a superior employee experience. For additional information, refer to "– Human Capital Resources" below.

Impact on society. We actively engage to strengthen the communities where we live and work worldwide while operating our business, managing our investments, and evolving our product offerings to ensure we maintain a strong environmental commitment.

Customer commitment. We deliver differentiated experiences by being customer-centric and anticipating the needs of the people we serve.

Integrity and ethics. We adhere to unwavering standards of integrity, ethics, governance, privacy and information security.

Our longer-term strategic planning process, overseen by our Board, prioritized three multiyear ESG strategic focus areas:

- Talent: We aspire to foster a diverse, equitable and inclusive culture to drive innovation for the benefit of all stakeholders;
- Products: We aspire to help customers thrive in a connected world; and
- Climate: We aspire to operate in ways that minimize our carbon footprint and align our commitments to enhance climate action and environmental performance.

For additional information on our Sustainability priorities, including our most recent Sustainability report, please refer to our website at _https://www.assurant.com/about-us/sustainability_. The information found on our website and in such reports is not incorporated by reference into and does not constitute a part of this Report.

Segments

The composition of our reportable segments aligns with how we view and manage our business. For additional information on our segments, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" and Note 6 to the Consolidated Financial Statements included elsewhere in this Report.

Global Lifestyle

	Years Ended December 31,		
	2023	**2022**	**2021**
Net earned premiums, fees and other income by product:			
Connected Living (1)	$ 4,376.8	$ 4,259.4	$ 4,321.6
Global Automotive	4,184.6	3,802.5	3,504.5
Total	$ 8,561.4	$ 8,061.9	$ 7,826.1
Segment Adjusted EBITDA	$ 792.3	$ 809.4	$ 737.6
Segment equity (2)	$ 4,822.0	$ 4,743.3	$ 4,644.9

(1) For the years ended December 31, 2023, 2022 and 2021, 44.8%, 46.0%, and 47.5%, respectively, of net earned premiums, fees and other income was from mobile device solutions; 44.7%, 44.3%, and 43.5%, respectively, was from extended service contracts and related services for consumer electronics and appliances; and 10.5%, 9.7%, and 9.0%, respectively, was from credit and other insurance products.

(2) Segment equity does not include components of accumulated other comprehensive income ("AOCI"), which is primarily comprised of net unrealized gains on securities, net of taxes. For additional information on total AOCI, see Note 22 to the Consolidated Financial Statements included elsewhere in this Report.

Our Products and Services

The key lines of business in Global Lifestyle are: Connected Living, which includes mobile device solutions (including extended service contracts, insurance policies and related services), extended service contracts and related services for consumer electronics and appliances, and credit and other insurance products; and Global Automotive.

Connected Living: Through partnerships with mobile service providers (including carriers, retailers, original equipment manufacturers ("OEMs") and cable operators) and financial and other institutions, we underwrite and provide administrative support and related services for extended service contracts. These contracts provide consumers with coverage on mobile devices and consumer electronics and appliances, protecting them from certain covered losses. We pay the cost of repairing or replacing these consumer goods in the event of loss, theft, accidental damage, mechanical breakdown or electronic malfunction after the manufacturer's warranty expires. Our strategy is to provide integrated service solutions to our clients that address all aspects of the insurance or extended service contract, including program design and marketing strategy, risk management, data analytics, customer support and claims handling, supply chain services, service delivery and repair and logistics management, while ensuring exceptional customer experience measured through our net promoter scores. For example, we provide end-to-end mobile device lifecycle solutions in our mobile business from when the device is received and inspected, repaired or refurbished, to when it is ultimately disposed of through a sale to a third-party or used to support an insurance claim. In addition to extended protection for multiple devices, our mobile offerings include trade-in and upgrade programs, premium technical support, including device self-diagnostic tools, and device disposition. We also sell repaired or refurbished mobile and other electronic devices. We provide in-store, same-day device repairs to customers through our nationwide network of nearly 500 Cell Phone Repair locations. We believe that with the required administrative capability, digital platforms enabling on-boarding, claims management and service delivery, supply chain management, technical support infrastructure, insurance underwriting capabilities and a variety of adjacent value-added services, like trade-in and upgrade and asset value recovery, we maintain a differentiated position in this marketplace.

Within Connected Living, our global financial services business maintains a suite of protection and assurance products that deliver a combination of features and benefits for varying customer segment needs. With major financial services clients, we provide value-added financial services in the U.S. and internationally, ranging from credit insurance to inclusive credit card benefits, packaged bank account benefits and travel coverages.

Global Automotive: We underwrite and provide administrative services for vehicle service contracts ("VSCs") and ancillary products providing coverage for vehicles, including automobiles, trucks, recreational vehicles, motorcycles, construction and agricultural equipment, as well as parts. For VSCs, we pay the cost of repairing a customer's vehicle in the event of mechanical breakdown. For ancillary products, including relating to commercial and other leased equipment, coverage varies, but, generally, we pay the cost of repairing, servicing or replacing parts or provide other financial compensation in the event of mechanical breakdown, accidental damage or theft. We provide integrated service offerings to our clients, including program design and marketing strategy, risk management, data analytics, customer support and claims handling, reinsurance facilitation, actuarial consulting, experiential and digital training and performance management. We work closely with our global partners to develop innovative offerings that reflect the evolution of the auto market, such as Assurant Vehicle Care which launched in July 2023 in over 500 dealerships across the U.S. (over 30% of our dealer services total) and provides a comprehensive new suite of enhanced vehicle production products and a new digital experience for consumers. We also provide risk management solutions tailored for commercial and leased equipment where our core products include insurance tracking and physical damage insurance.

Distribution and Clients

Global Lifestyle operates globally, with approximately 83% of its revenue from North America (the U.S. and Canada), 7% from Latin America (Brazil, Argentina, Puerto Rico, Mexico, Chile, Colombia and Peru), 6% from Europe (the United Kingdom (the "U.K."), France, Italy, Spain, Germany and the Netherlands) and 4% from Asia Pacific (Japan, Australia, New Zealand, South Korea, India, Singapore and China (including Hong Kong) for the year ended December 31, 2023. In fourth quarter 2023, we made the decision to fully exit our operations in mainland China (other than Hong Kong). Global Lifestyle focuses on establishing strong, long-term relationships with clients that are leaders in their markets, including leading distributors of our products and services. In Connected Living, we partner with mobile service providers (including carriers, retailers, OEMs and cable operators) and financial and other institutions to market our mobile device solutions, with some of the largest OEMs, consumer electronics retailers, appliance retailers (including e-commerce retailers) and cable operators to market our extended service contracts and related services, and with financial institutions, insurers and retailers to market our credit and other insurance products. Most of our distribution agreements are exclusive. In Global Automotive, we partner with auto dealers and agents, third-party administrators, manufacturers, equipment retailers and large banks and financing companies to market our vehicle protection, commercial equipment-related products and other related services.

Typically, our agreements in Global Lifestyle are multi-year with terms generally between three and five years and allow us to integrate our administrative systems with those of our clients.

Global Lifestyle is dependent on a few clients, in particular mobile service providers, and a reduction in business with or the loss of any one or more such clients could have a material adverse effect on our results of operations and cash flows. See "Item 1A – Risk Factors – Business, Strategic and Operational Risks – *Our revenues and profits may decline if we are unable to maintain relationships with significant clients, distributors and other parties, or renew contracts with them on favorable terms, or if those parties face financial, reputational or regulatory issues.*"

Our Addressable Markets and Market Activity

The mobile protection market is a large and growing global market with evolving wireless standards. While smartphone penetration in the U.S., Japanese and European markets is high, other markets are less mature and present growth opportunities. Global adoption of 5G by subscribers is a high priority for mobile service providers. The worldwide used and refurbished smartphone market is growing, especially in newer markets like India, driven by the cost and availability of new devices and sustainability-conscious customers.

Consumer needs relating to mobile devices are continuing to expand in scope, particularly demand for certified pre-owned devices. We believe there are growth opportunities in bundled protection products, which support customers as they take full advantage of the features and functions of their mobile devices through their daily interaction with a connected world. Expanded capabilities like repair and logistics, technical support for customers and enhanced customer experience through digital solutions allow us to create product and service offerings that customers find compelling. We believe there are additional growth opportunities in expanding protection to other devices and technologies within the home.

Our business is subject to fluctuations in mobile device trade-in and upgrade volumes based on the release of new devices and carrier promotional programs, as well as customer preferences. As a general trend, we believe the average smartphone replacement cycle is lengthening, which may increase attachment rates for mobile protection offerings, including for our large, installed customer base. However, this trend may be reversed based on new technology and innovation.

In the vehicle sales markets, U.S. new vehicle sales have shown modest improvements as increased vehicle availability and pent-up demand are driving sales. OEMs with sufficient inventory are starting to increase incentives, which should help mitigate headwinds from higher interest rates which have had an adverse impact on attachment rates for our core products. However, we expect U.S. new vehicle sales to increase modestly, thereby providing more opportunities for product sales as an

offset to this interest rate pressure. The used vehicle market in the U.S. has started to normalize from recent elevated used vehicle prices and a shift in sales to new vehicles, but this normalization is tempered by lower and aging used vehicle inventory, as well as higher interest rates. We continue to expand our footprint in the U.S. by adding new dealership clients and growing our dealer and third-party relationship networks. In addition, we have successfully added clients internationally where new vehicle sales continue to grow in most markets. In addition to the overall market, inflation has had a significant impact on our Global Automotive results as parts and labor adversely affected claims costs.

Consumers are becoming increasingly connected across their mobile devices, vehicles and homes, which is creating a global market for smart home devices and related services. As we continue into the "Connected Decade", we believe it will create long-term opportunities for Assurant as consumers' lifestyles will increasingly intertwine with their connected ecosystems, which we call the connected world. Due to our capabilities, including device protection, premium technology support, service delivery and financing, as well as technology components such as dynamic fulfillment, which integrates a dynamic mobile claims management process with risk and fraud mitigation, we are well positioned to support customers as the smart home market continues to grow.

In our financial services business, our focus is on expanding our partnerships with leading financial institutions to offer credit card benefit and packaged bank account offerings to their customers.

Risk Management

We earn premiums on our insurance and extended service contracts and fees for our other services. For a portion of our contracts, we share in the underwriting risk with our clients through reinsurance or profit-sharing agreements. We believe that these arrangements better align our clients' interests with ours and help us to better manage risk exposure. For additional risks relating to our Global Lifestyle segment, please see "Item 1A – Risk Factors."

Inventory

In our mobile business, we carry inventory to meet the delivery requirements of certain clients. These devices are ultimately disposed of through sales to third parties. Our inventory includes devices and parts on consignment with our nationwide network of nearly 500 Cell Phone Repair locations through which we provide in-store repairs. Inventory levels may vary from period to period due to, among other things, differences between actual and forecasted demand, supply chain constraints, the addition of new devices and parts, and strategic purchases. Payment terms with clients also vary, which may result in less inventory financed by clients and more inventory financed with our own capital.

We take various actions to manage our inventory, including monitoring our inventory levels, managing the timing of purchases and obtaining return rights for some programs and devices. However, the value of certain inventory could be adversely impacted by technological changes affecting the usefulness or desirability of the devices and parts, physical problems resulting from faulty design or manufacturing, increased competition, decreased consumer demand, including due to changes in customer preferences and changes in client promotions, supply chain constraints, growing industry emphasis on cost containment and adverse foreign trade relationships. No assurance can be given that we will be adequately protected against declines in inventory value. See "Item 1A – Risk Factors – Business, Strategic and Operational Risks – "*Our mobile business is subject to the risk of declines in the value and availability of mobile devices, and to regulatory compliance and other risks.*"

Seasonality

We experience seasonal fluctuations that impact demand in each of our lines of business. For example, seasonality for extended service contracts and VSCs aligns with the seasonality of the retail and automobile markets. In addition, our mobile results may fluctuate quarter to quarter due to the actual and anticipated timing and availability of the release of new devices and carrier promotional programs.

Global Housing

	Years Ended December 31,					
	2023		**2022**		**2021**	
Net earned premiums, fees and other income by product:						
Homeowners	$	1,663.4	$	1,402.2	$	1,373.2
Renters and Other		479.5		482.4		482.2
Total	$	2,142.9	$	1,884.6	$	1,855.4
Segment Adjusted EBITDA	$	574.2	$	246.0	$	321.6
Segment equity (1)	$	1,318.9	$	1,272.8	$	1,313.2

(1) Segment equity does not include components of AOCI, which is primarily comprised of net unrealized gains on securities, net of taxes. For additional information on total AOCI, see Note 22 to the Consolidated Financial Statements included elsewhere in this Report.

Our Products and Services

The key lines of business in Global Housing are Homeowners and Renters and Other, each as described below.

Homeowners: We provide lender-placed homeowners, manufactured housing and flood insurance, as well as voluntary manufactured housing, condominium and homeowners insurance.

Lender-placed homeowners insurance. Lender-placed homeowners insurance consists principally of fire and dwelling hazard insurance offered through our lender-placed program. The lender-placed program provides collateral protection to lenders, mortgage servicers and investors in mortgaged properties in the event that a homeowner does not maintain insurance on a mortgaged dwelling. Lender-placed homeowners insurance provides structural coverage, similar to that of a standard homeowners policy. The amount of coverage is often based on the last known insurance coverage under the prior policy for the property and provides replacement cost coverage on the property. It protects both the lender's interest and the borrower's interest and equity. We also provide real estate owned ("REO") insurance, consisting of insurance on foreclosed properties managed by our clients.

In the majority of cases, we use proprietary insurance-tracking administration systems linked with the administrative systems of our clients to monitor clients' mortgage portfolios to verify the existence of insurance on each mortgaged property and identify those that are uninsured. If there is a potential lapse in insurance coverage, we begin a process of notification and outreach to both the homeowner and the last known insurance carrier or agent through phone calls and written correspondence, which generally takes up to 90 days to complete. If coverage cannot be verified at the end of this process, the mortgage servicer procures a lender-placed policy. The process of tracking voluntary coverage - including determining whether voluntary coverage is in force, the policy limits in place, the perils insured and the deductibles, and obtaining other required insurance related information - is part of our risk exposure management for our lender-placed insurance business. The exposure management process is needed in order to underwrite the risk we assume, to understand loss exposure and to communicate with appropriate parties, including the lender, insurance agent and homeowner. Our placement rates reflect the ratio of insurance policies placed to tracked hazard loans. The homeowner always retains the option to obtain or renew the insurance of his or her choice.

Lender-placed manufactured housing insurance. Lender-placed manufactured housing insurance consists principally of fire and dwelling hazard insurance for manufactured housing offered through our lender-placed program. Lender-placed manufactured housing insurance is issued after an insurance tracking and exposure management process similar to that described above. In most cases, tracking is performed using a proprietary insurance-tracking administration system.

Lender-placed flood insurance. Lender-placed flood insurance consists of flood insurance offered through our lender-placed program. It provides collateral protection to lenders in mortgaged properties in the event a homeowner does not maintain required flood insurance. Lender-placed flood insurance is issued after an insurance tracking and exposure management process similar to that described above.

Voluntary insurance. We offer voluntary manufactured housing, condominium and homeowners insurance. Our voluntary insurance products generally provide structural, contents and liability coverage.

Renters and Other: We provide renters insurance and other products, as described below.

Renters insurance. We provide integrated solutions across the resident lifecycle. We offer renters insurance for a wide variety of single and multi-family rental properties, providing content protection for renters' personal belongings and liability protection for the property owners against renter-caused damage. We also offer an integrated billing and tracking platform for our clients and their customers. In addition, we provide tenant bonds as an alternative to security deposits, which allows our

clients to offer a lower move-in cost option while minimizing the risk of loss from damages, and receivables management, which helps our clients to maximize the collection of amounts owed by prior tenants.

Other products. We are the second largest administrator for the U.S. government under the voluntary National Flood Insurance Program (the "NFIP"), for which we earn fees for collecting premiums and processing claims. This business is 100% reinsured to the U.S. government.

Distribution and Clients

Global Housing establishes long-term relationships with leading mortgage lenders and servicers, manufactured housing lenders, property managers, and financial, insurance and other institutions. Lender-placed insurance products are distributed primarily through mortgage lenders, mortgage servicers and financial and other institutions. The majority of our lender-placed agreements are exclusive. Typically, these agreements have terms of three to five years and allow us to integrate our systems with those of our clients. Renters products are distributed primarily through property management companies and affinity marketing partners. We offer our voluntary insurance programs primarily through manufactured housing lenders and retailers, along with independent specialty agents. Independent specialty agents also distribute flood products and other property products.

Global Housing is dependent on a few clients, and a reduction in business with or the loss of any one or more such clients could have a material adverse effect on our results of operations and cash flows. See "Item 1A – Risk Factors – Business, Strategic and Operational Risks – *Our revenues and profits may decline if we are unable to maintain relationships with significant clients, distributors and other parties, or renew contracts with them on favorable terms, or if those parties face financial, reputational or regulatory issues."*

Our Addressable Markets and Market Activity

In the lender-placed market, placement rates have increased in certain areas due to reduced availability of voluntary homeowners' insurance. We continue to monitor the state of the overall housing market and the potential impact of loan modifications, forbearances and foreclosure delays, including the impact to REO volumes. Should the housing market deteriorate for a prolonged period, we could experience a longer-term increase in our placement rates over time. In addition to the overall market, our lender-placed results are also impacted by inflation and the costs of paying claims, and the mix of loans we service.

The U.S. renters insurance market is a growing market with new building development, high occupancy and favorable relocation trends. We believe there is opportunity to increase our market share and attachment rates with new and existing clients through our investments in digital platforms designed to deliver superior, digital-first customer experience and our expanded offerings to provide end-to-end solutions.

Risk Management

We earn premiums on our insurance products and fees for our services. Our lender-placed insurance products are not underwritten on an individual policy basis. Contracts with our clients require us to issue these policies automatically when a borrower's insurance coverage is not maintained. These products are priced to factor in the additional risk from ensuring that all client properties have continuous insurance coverage. We monitor pricing adequacy based on a variety of factors and adjust pricing as required, subject to regulatory constraints, including through a built-in annual inflation guard feature. For additional risks relating to our Global Housing segment, please see "Item 1A – Risk Factors", including "– Financial Risks – *We may be unable to accurately predict and price for claims and other costs, which could reduce our profitability*" and " – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management*" therein.

Because several of our business lines (such as homeowners, manufactured housing and other property policies) are exposed to catastrophe risks, we purchase reinsurance coverage to reduce our financial exposure, protect capital, and mitigate earnings and cash flow volatility. Our reinsurance program generally incorporates a provision to allow for the reinstatement of coverage, which provides protection against the risk of multiple catastrophes in a single year.

For 2023, our property catastrophe reinsurance program included U.S. per-occurrence catastrophe coverage providing $1.28 billion of protection in excess of a $125.0 million retention in the main reinsurance program for a first event, which decreases to $100.0 million for a second and third event. All layers of the program allow for one automatic reinstatement. When combined with the Florida Hurricane Catastrophe Fund, the U.S. program was covered for gross Florida losses of up to approximately $1.58 billion. The 2023 catastrophe reinsurance program also included Caribbean catastrophe coverage providing up to $55.0 million, in excess of a $5.0 million retention.

For our 2024 catastrophe reinsurance program, underlying rates are favorable from improved reinsurance market conditions. We consolidated our reinsurance purchase into a single placement date of April 2024. In this initial year of

transition, we secured virtually all of our coverage by January 2024, including $1.38 billion of protection in excess of a $150.0 million retention. All layers of the program allow for one automatic reinstatement. The coverage amount from the Florida Hurricane Catastrophe Fund for the 2024 wind season will be finalized by June 2024. We do not expect to purchase a Caribbean excess catastrophe treaty in 2024 due to greatly reduced exposure in the region.

We are also subject to non-catastrophe risk from isolated fire, water and wind damage, theft and vandalism, as well as general liability in renters and homeowners policies. Losses are impacted by increases in inflation and supply chain disruptions that increase the cost of materials and labor required to settle claims. Please see "Item 1A – Risk Factors – Business, Strategic and Operational Risks – *Catastrophe and non-catastrophe losses, including as a result of climate change and the current inflationary environment, could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.*"

Seasonality

We experience seasonal fluctuation in several of our lines of business, which are exposed to the risk of catastrophe and non-catastrophe losses. Catastrophe events such as hurricanes typically occur in the second half of the year, and may increase in frequency and severity due to climate change. We also experience some seasonal fluctuation in non-catastrophe weather-related claims that tend to occur in the first half of the year.

Competition

Our businesses focus on supporting, protecting and connecting major consumer purchases. Although we face global competition in each of our businesses, we believe that no single competitor competes against us in all of our business lines. Across Global Lifestyle and Global Housing, we compete for business, clients, customers, agents and other distribution relationships with many insurance companies, warranty and protection companies, financial services companies, mobile device repair and logistics companies, technology and software companies and specialized competitors that focus on one market, product or service. We must respond to the threat of disruption by traditional players, as well as from new entrants, such as "Insurtech" start-up companies and others. Competition in each business is based on a number of factors, including scope of products and services offered, ability to tailor products and services to client and consumer needs, product features and terms, pricing, technology offerings, diversity of distribution resources, brand recognition, costs, financial strength and ratings, resources, and quality of service, including speed of claims payment and the overall customer experience. The relative importance of these factors varies by product and market. To remain competitive in many of our businesses, we must also anticipate and respond effectively to changes in customer preferences, new industry standards, evolving distribution models, disruptive technology developments and alternate business models. For further information on the risks associated with competition, see "Item 1A – Risk Factors – Business, Strategic and Operational Risks – *Significant competitive pressures, changes in customer preferences and disruption could adversely affect our results of operations.*"

Human Capital Resources

A cornerstone of Assurant is the employees who bring our purpose, values and commitments to life each day for the millions of customers we serve worldwide. We believe in fostering a diverse, equitable and inclusive culture to drive sustained profitable growth through innovation. We regularly evaluate our policies, practices and programs to ensure we continue to attract, develop and retain the best talent to support our strategy. This includes ongoing investments in competitive total rewards and wellbeing offerings, and providing programs for learning, development and engagement, while continuously enhancing the experience of our employees who are critical to our long-term success.

As of December 31, 2023, Assurant had approximately 13,600 employees in 21 countries representing 68 nationalities. Our diverse workforce spans a wide range of roles and skills to further our vision of supporting the advancement of the connected world. While 77% of our employee base was located in North America, we continued to expand our presence in key international markets across Europe, Latin America and Asia Pacific to support our increasingly global client portfolio. As of December 31, 2023, approximately 63% of our employees were frontline workers, predominantly in hourly roles such as customer care, claims administration, mobile repair and logistics. The remaining 37% were in managerial roles, predominantly salaried employees engaged in an array of business and support functions. As of December 31, 2023, 60% of our global workforce identified as female. In the U.S., our largest market, women accounted for 62% of employees while other underrepresented minority groups accounted for 54% of our domestic workforce. We continue to promote a more diverse and inclusive workforce across all levels of the Company in support of our business strategy.

For full-year 2023, our global turnover rate was 18%, reflecting our blended workforce of frontline and managerial roles; turnover for managerial and salaried roles was 7%, and turnover for frontline employees was 24%, which is typically higher given the nature of the roles. The turnover rate for both managerial and frontline employees improved by 3 and 8 percentage points, respectively, year-over-year. Overall, this is attributed to ongoing actions to identify and remediate talent risks and enhance the employee experience as well as signs of stabilization in select labor markets.

The Board, through the Compensation and Talent Committee, oversees the significant human capital management programs of Assurant, which are led by Assurant's Chief Executive Officer ("CEO"), its Chief Operating Officer and Chief People Officer.

Attracting, developing and retaining the best talent globally is key to our success in sustaining long-term profitable growth. In November 2023, we realigned our executive team to support the execution of our growth strategy with the appointment of Keith Meier as Chief Financial Officer and Francesca Luthi as Chief Operating Officer. Also, we expanded our Management Committee, effective January 2024 to broaden leadership expertise and depth in the areas of financial, human capital and technology strategy. These appointments further underscored our deep talent pool and robust succession bench.

Our talent strategy is focused on employee engagement and investments in programs to support career development, as well as recognizing and rewarding performance. We believe these programs and opportunities create a diverse pipeline of talent and leadership necessary to drive and deliver on our long-term strategy. As part of our talent strategy, we have established Global Capabilities Centers, or global talent hubs in key markets, to leverage our global scale and access to diverse and best-in-class talent. We believe this advances our operating model, creates new capacity for client growth and existing client work, fosters innovation, and enables talent to focus on customer experiences in key attractive markets.

We regularly engage with our employees to seek feedback through an array of forums and channels, including one-on-one discussions with managers, interactive townhall meetings, targeted employee surveys and our enterprise-wide listening program designed to expand opportunities for anonymous, real-time feedback between managers and employees. Key topics covered include our culture, diversity, equity and inclusion, learning and development, compensation, benefits, wellbeing and recognition. Based on employee feedback, action plans are implemented to address gaps or to further enhance employee satisfaction in alignment with our overall human capital strategy.

Results from our most recent listening program concluded in June 2023 benefited from strong employee participation and showed improvement above the prior year and generally above relevant industry benchmarks. Overall, the survey highlighted that employees generally feel engaged and aligned with the Company's priorities. In many areas, such as mental wellbeing, recognition and freedom of opinion, results trended more favorably against our 2022 engagement survey and at or above comparable industry benchmarks. The 2023 results reinforced that our culture is a differentiator and strengths identified last year in the areas of overall engagement, goal setting, management support, work environment and flexibility, and diversity and inclusion continue to trend positively. Areas for continuing improvement include career development opportunities and managing workload. We will continue to develop actions plans in areas for improvement and monitor our progress each year.

Fostering Diversity, Equity and Inclusion

At Assurant, we believe diversity, equity and inclusion ("DE&I") fosters innovation and creates growth opportunities by strengthening employee engagement for the benefit of our stakeholders. We believe diverse teams and inclusive cultures perform better by improving our ability to respond to the changing global marketplace and social landscape.

We are committed to gender, racial and ethnic diversity at all levels of the Company. As of December 31, 2023, those identifying as women comprised 60% of our global workforce, 43% at the managerial levels, 11% at the Assurant Management Committee level and 31% of our Board; and 54% of our U.S. workforce, 45% at the managerial levels, 22% at the Assurant Management Committee level and 31% of our Board identified as racially or ethnically diverse. Four of the Company's diverse directors held Board Chair and committee chair roles.

As of January 1, 2024, the Assurant Management Committee was expanded to support its global growth strategy and as a result, women now comprise 17% of the executive leadership team and 25% identify as racially or ethnically diverse, underscoring our commitment to expand diverse representation among senior leadership.

We are committed to continuing to increase representation and engagement of underrepresented groups within Assurant. Our Chief Operating Officer has direct oversight and responsibility for our DE&I strategy, along with our SVP, Sustainability and Communications. Additionally, the Nominating and Corporate Governance Committee is committed to including women and minority candidates in the pool of qualified candidates from which Board nominees are chosen and will continue to review its processes and procedures to ensure that diverse candidates are included.

We recruit talent in diverse communities, including through strategic and educational partnerships that bring greater visibility and expertise. We continue to strengthen our recruiting and talent practices to identify and remove inherent biases that could influence outcomes, including ongoing enterprise-wide diversity training and diverse slate and interviewing requirements for all managerial and above job openings. We are focused on inclusion through global programming that spotlights the experiences of underrepresented groups. In 2023, we launched two additional Employee Resource Groups (five in total) to provide forums for employees to raise topics that are important to underrepresented groups. All Employee Resource Groups are chaired by members of our Management Committee or senior leaders to reinforce commitment and engagement at the highest levels of the company. To augment local initiatives, we sponsored an enterprise-wide diversity and inclusion mentorship

program. In the marketplace, we support social justice causes through the Assurant Foundation and we partner with nonprofit organizations to provide leadership development opportunities.

In 2023, we strengthened our commitment to disability inclusion, and our President and CEO, Keith Demmings, signed the Disability:IN Pledge. Disability:IN is a leading nonprofit resource for disability inclusion globally and one of our current DE&I strategic partners.

We also expanded our employees' participation in targeted development programs for women and underrepresented groups including representation at various HACE (Hispanic Alliance for Career Enhancement), ELC (Executive Leadership Council), LEAP (Leadership Acceleration Program) and Disability:IN forums.

Pay Equity

Assurant is committed to pay equity. Our compensation practices and programs consider a variety of factors designed to set fair and equitable compensation levels. We take a holistic approach to evaluating and aligning roles with compensation levels based on job responsibilities, market competitiveness, geographical location, strategic importance of roles and other relevant factors. We periodically evaluate our compensation practices and for the last several years have engaged in a multi-step process to ensure that we are compensating equitably across employees performing similar job responsibilities. Results from our last review completed in 2023, which examined base pay for U.S.-, U.K.-, Argentina- and Canada-based employees, confirmed that we are fairly administering pay and see no evidence of systemic and material pay equity issues across demographic groups for substantially similar roles. In addition, we evaluated short-term incentive pay percentage ranges for the U.S. population enrolled in the short-term incentive plan and determined that those are fair and equitable. We expect to continue to assess compensation practices annually and remain committed to remediate any significant pay disparities we may discover. We also continue to monitor and adjust market wages as necessary to ensure we provide competitive wages, consistent with our ongoing compensation practices.

We remain committed to investing in our people through competitive rewards and development opportunities. We continued to reward high performers and invest in merit increases, allocating more funding to front-line employees in recognition of the disproportionate impact of the current challenging economic environment. We have advanced our commitment to pay transparency, particularly in North America, by providing employees with base salary ranges for their role and grade beginning in 2023.

Total Rewards and Wellbeing

We are committed to the health and safety of our employees as we believe the success of our business is directly connected to their wellbeing. In addition to providing robust compensation and benefits programs and opportunities to invest in their financial future, we offer employees and their families access to a variety of health and wellness programs. Our Total Rewards programs help to provide protection and security related to events that may require time away from work or that impact their financial wellbeing, such as paid time off, family leave, family care resources and flexible work schedules. Our Global Employee Assistance Plan provides additional support to help employees and their families access critical resources for their wellbeing, including financial, social, physical and mental health.

To further promote wellbeing, Assurant introduced the Virgin Pulse global wellbeing platform allowing employees to personalize their unique wellbeing goals with access to tools, activities and ways to stay engaged and accountable for building healthy habits. Assurant also included access to the Headspace App as a no-cost benefit for all global employees, which is an additional resource for managing stress and helping to find better balance.

We regularly benchmark our Total Rewards against companies of similar size and industries to ensure our offerings remain competitive and solicit employee feedback on the evolving needs of our workforce. We conducted employee focus groups that helped validate that recommended plan changes for 2023 met the needs of our diverse workforce particularly around predictability and affordability of health care costs. Additionally, there were several enhancements to benefits starting in 2024, such as increased employer contributions, expanded plan offerings and more affordable virtual care and mental health access. Assurant also introduced an HR virtual assistant to provide easy access to routine questions employees raise with the goal of improving their experience as an employee. We will continue to assess additional opportunities across Total Rewards and Wellbeing to help attract and retain top talent.

Recognizing the benefit of flexible work arrangements for our business, customers and employees, we continued to enable a long-term shift to a hybrid work model to support our business and talent strategy. A majority of our employees work virtually on a full-time or part-time basis and while we will continue to encourage purposeful in-person engagement to support our culture, team development and product innovation, we believe our hybrid work model will remain a key competitive advantage to support the evolving needs of our customers and employees. Within this hybrid environment, we introduced a new framework to support enterprise engagement. We accelerated our ongoing real estate consolidation to support work-from-home arrangements given our increasingly hybrid workforce, while making necessary investments in key facilities and markets to support the long-term strategy of the Company.

Learning and Development

Learning and development are essential to Assurant's success. We continually invest in our employees' career growth and provide employees with a wide range of training and development opportunities, including face-to-face, virtual and self-directed learning, mentoring and external development opportunities through a portfolio of initiatives called Leading the Way, which is designed to unlock the potential of our talent to achieve our vision and purpose. Leading the Way is intended to further grow skills, capabilities and careers to impact engagement, performance and drive results. Strengthening employees' leadership, technical and professional skills to broaden career opportunities, while also reinforcing a culture of strong ethics and compliance, are primary focus areas. We continue to implement key initiatives to increase adoption of new technology and processes by providing both learning tools and change support, furthering our focus on a digital-first mindset. In 2023, we secured partnerships with leading industry tools to provide all employees with access to a virtual mentor to further develop professional and managerial skills. This also included specific access for technology employees to immerse in technology labs and assessments as we look to expand critical skills in this area. Additionally, Assurant assists employees in the pursuit of undergraduate and graduate degrees, certifications and continuing education required by certain professional organizations.

We have adapted our learning and development programs and delivery modes to meet the varying needs of our business and our predominantly virtual workforce. We provide a broad array of training on topics such as managing virtual and hybrid teams, mental health awareness and building resilience, managerial skills, and diversity and inclusion. In 2023, we also enhanced our internal career site to support employees in discovering new job opportunities as they become available.

Succession Planning

An important element of our talent strategy is succession planning and building diverse leadership pipelines for our most critical roles across the organization.

We assess the performance and potential of current incumbents, identify and assess potential successors, and create targeted development plans to strengthen the preparedness and diversity of our talent pipeline. Annually, we conduct a comprehensive talent review to discuss potential successors of our Management Committee and other key leadership roles, as well as a broader group of top talent as we look to ensure better visibility into our strengths and opportunities for prioritized roles. In 2023, we engaged an external partner to assess skills and strength of the overall succession pool. The Board and the Compensation & Talent Committee annually review the CEO succession plan and succession plans for senior executives, which includes emergency successors for each role, with the goal to ensure we have the right leadership in place to execute the Company's long-term strategic plans.

For more information on our human capital resources, please refer to our most recent Sustainability Report available at *https://www.assurant.com/our-story/sustainability* and our most recent Proxy Statement available at *ir.assurant.com*. The information found on our website and in such reports is not incorporated by reference into and does not constitute a part of this Report.

Intellectual Property

We rely on a combination of contractual rights and patents, trademarks, copyrights and trade secrets to establish and protect our intellectual property. We regularly file patent and trademark applications to protect innovations arising from our research, development, design and marketing. We own a number of patents and pending applications relating to technical innovations. In addition, we have a trademark portfolio that we consider important in the marketing of our products and services, including the "Assurant" brand name.

Over time, we have accumulated a sizeable portfolio of issued and registered intellectual property rights around the world, and seek to protect it against infringement. No single intellectual property right is solely responsible for protecting our products and services. We have also entered into agreements that permit other companies to use certain of our patents and trademarks.

We believe the duration of our intellectual property rights is adequate relative to the expected lives of our products and services. Patents are of varying duration depending on the filing date, and will typically expire at the end of their natural term. The duration of trademark registrations may be renewed indefinitely, subject to country-specific use and registration requirements. For risks relating to our intellectual property, see "Item 1A – Risk Factors – Legal and Regulatory Risks – *Our business is subject to risks related to litigation and regulatory actions.*"

Ratings

Independent rating organizations periodically review the financial strength of insurers, including many of our insurance subsidiaries. Financial strength ratings represent the opinions of rating agencies regarding the ability of an insurance company to meet its financial obligations to policyholders and contract holders. These ratings are not applicable to our common stock or debt securities. Ratings are an important factor in establishing the competitive position of insurance companies.

Rating agencies also use an "outlook statement" of "positive," "stable," "negative" or "developing" to indicate a medium- or long-term trend in credit fundamentals which, if continued, may lead to a rating change. A rating may have a stable outlook to indicate that the rating is not expected to change; however, a stable outlook does not preclude a rating agency from changing a rating at any time, without notice.

Most of our domestic operating insurance subsidiaries are rated by A.M. Best Company ("A.M. Best"). In addition, three of our domestic operating insurance subsidiaries are rated by Moody's Investors Service, Inc. ("Moody's") and S&P Global Ratings, a division of S&P Global Inc. ("S&P"). The ratings issued on our operating insurance subsidiaries by these agencies are announced publicly and are available from the agencies.

For information on the risks associated with ratings downgrades, see "Item 1A – Risk Factors – Financial Risks – *A decline in the financial strength ratings of our insurance subsidiaries could adversely affect our results of operations and financial condition.*"

The following table summarizes the financial strength ratings and outlooks of our domestic operating insurance subsidiaries as of December 31, 2023:

	A.M. Best (1)	Moody's (2)	S&P (3)
Company			
American Bankers Insurance Company of Florida	A+	A2	A
American Bankers Life Assurance Company of Florida	A	A2	A
American Security Insurance Company	A+	A2	A
Caribbean American Life Assurance Company	A	N/A	N/A
Caribbean American Property Insurance Company	A+	N/A	N/A
Reliable Lloyds Insurance Company	A+	N/A	N/A
Standard Guaranty Insurance Company	A+	N/A	N/A
Virginia Surety Company, Inc.	A+	N/A	N/A
Voyager Indemnity Insurance Company	A+	N/A	N/A

(1) A.M. Best financial strength ratings range from "A+" (superior) to "D" (poor). A second "+" or a "-" may be appended to ratings from categories A+ to C to indicate relative position within a category. Ratings of A+ fall under the "superior" category, which is the highest of A.M. Best's seven ratings categories, while ratings of A fall under the "excellent" category, which is the second highest of A.M. Best's seven ratings categories. A.M. Best has a stable outlook on all of our domestic operating insurance subsidiaries' financial strength ratings.

(2) Moody's insurance financial strength ratings range from "Aaa" (highest quality) to "C" (lowest rated). A numeric modifier may be appended to ratings from "Aa" to "Caa" to indicate relative position within a category, with 1 being the highest and 3 being the lowest. A rating of A2 is considered "upper-medium-grade" and falls within the third highest of Moody's nine ratings categories. Moody's has a stable outlook on all of our domestic operating insurance subsidiaries' insurance financial strength ratings.

(3) S&P's insurer financial strength ratings range from "AAA" (extremely strong) to "D" (general default). A "+" or "-" may be appended to ratings from categories AA to CCC to indicate relative position within a category. Ratings of A (strong) are within the third highest of S&P's nine ratings categories. S&P has a stable outlook on all of our domestic operating insurance subsidiaries' insurer financial strength ratings.

Regulation

We are subject to extensive federal, state and international regulation and supervision in the jurisdictions in which we do business. Regulations vary from jurisdiction to jurisdiction.

The following is a summary of significant regulations that apply to our businesses, but is not intended to be a comprehensive review of every regulation to which we are subject. For information on the risks associated with regulations applicable to us, see "Item 1A – Risk Factors – Business, Strategic and Operational Risks", "Item 1A – Risk Factors – Technology, Cybersecurity and Privacy Risks" and "Item 1A – Risk Factors – Legal and Regulatory Risks."

Holding Company Insurance Regulations

Under applicable insurance holding company regulations, no person may acquire a controlling interest in the Company or any of our insurance company subsidiaries, unless such person has obtained prior regulatory approval for such acquisition. Under these laws, "control" is presumed when any person acquires or holds, directly or indirectly, 10% or more of our common stock or of the voting securities of any of our insurance company subsidiaries. To obtain approval, the proposed acquiror must file an application with the relevant regulator. For more information on the risks associated with holding company insurance regulations, see "Item 1A – Risk Factors – General Risk Factors – *Applicable laws and our certificate of incorporation and by-laws may discourage takeovers and business combinations that some stockholders might consider to be in their best interests.*"

U.S. Insurance Regulation

We are subject to the insurance holding company laws in the states and territories where our insurance companies are domiciled. These laws generally require insurance companies within the insurance holding company system to register with the insurance departments of their respective states and territories of domicile and furnish reports to such insurance departments regarding capital structure, ownership, financial condition, risk management, corporate governance, general business operations and intercompany transactions. These laws also require that transactions between affiliated companies be fair and equitable. In addition, certain intercompany transactions, changes of control, certain dividend payments and certain transfers of assets between the companies within the holding company system are subject to prior notice to, or approval by, regulatory authorities in such states and territories.

We are licensed to sell insurance through our insurance subsidiaries in all 50 states, Puerto Rico and the District of Columbia. Like all U.S. insurance companies, our insurance subsidiaries are subject to regulation and supervision in the jurisdictions where they do business. In general, these regulations are designed to protect the interests of policyholders, and not necessarily the interests of shareholders and other investors. To that end, the laws of the various jurisdictions establish insurance departments with broad powers with respect to such things as:

- licensing;
- capital, surplus and dividends;
- underwriting requirements and limitations (including, in some cases, minimum or target loss ratios);
- entrance into and exit from markets;
- introduction, cancellation and termination of certain coverages;
- statutory accounting and annual statement disclosure requirements;
- product types, policy forms and mandated insurance benefits;
- premium rates;
- fines, penalties and assessments;
- claims practices, including occasional regulatory requirements to pay claims on terms other than those mandated by underlying policy contracts;
- transactions between affiliates;
- the form and content of disclosures to consumers;
- the type, amounts and valuation of investments;
- annual tests of solvency and reserve adequacy;
- assessments or other surcharges for guaranty funds and the recovery of assessments through premium increases; and
- market conduct and sales practices of insurers and agents.

Risk-Based Capital Requirements. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (the "NAIC") has established certain risk-based capital ("RBC") standards applicable to life, health and property and casualty insurers. RBC, which regulators use to assess the sufficiency of an insurer's statutory capital, is calculated by applying factors to various asset, premium, expense, liability and reserve items. Factors are higher for items that the NAIC views as having greater underlying risk. The NAIC periodically reviews the RBC formula and changes to the formula could occur in the future.

In December 2020, the NAIC adopted a group capital calculation tool using an RBC aggregation methodology for all entities within the insurance holding company system, including non-U.S. entities. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups

regardless of their structure in order to identify risks that may emanate from an insurer's holding company system. The NAIC has stated that the calculation will be a regulatory tool and will not constitute a requirement or standard. State legislatures began adoption of the group capital calculation model regulations in 2021 and state adoption is expected to continue in 2024.

Investment Regulation. Insurance company investments must comply with applicable laws and regulations that govern the kind, quality and concentration of investments made by insurance companies. These regulations require diversification of insurance company investment portfolios and limit the amount of investments in certain asset categories.

Financial Reporting. Regulators closely monitor the financial condition of licensed insurance companies. Our insurance subsidiaries are required to file periodic financial reports with insurance regulators. Moreover, states and territories regulate the form and content of these statutory financial statements.

Products and Coverage. Insurance regulators have broad authority to regulate many aspects of our products and services. Additionally, certain non-insurance products and services we offer, such as service contracts, may be regulated by regulatory bodies other than departments of insurance and may be subject to consumer protection laws.

Pricing and Premium Rates. Nearly all states and territories have insurance laws requiring insurers to file price schedules and policy forms with the state's or territory's regulatory authority. In many cases, these price schedules and/or policy forms must be approved prior to use, and state and territory insurance departments have the power to disapprove increases or require decreases in the premium rates we charge.

Market Conduct Regulation. Activities of insurers are highly regulated by state and territory insurance laws and regulations, that govern the form and content of disclosure to consumers, advertising, sales practices and complaint handling. State and territory regulatory authorities enforce compliance through periodic market conduct examinations.

Guaranty Associations and Indemnity Funds. Most states and territories require insurance companies to support guaranty associations or indemnity funds, which are established to pay claims on behalf of insolvent insurance companies. These associations may levy assessments on member insurers. In some states and territories, member insurers can recover a portion of these assessments through premium tax offsets and/or policyholder surcharges.

Insurance Regulatory Initiatives. The NAIC, state and territory regulators and professional organizations have considered and are considering various proposals that may alter or increase state and territory authority to regulate insurance companies and insurance holding companies. For example, in 2021, the NAIC adopted the NAIC Real Property Lender-Placed Insurance Model Act (the "LPI Model Act"). The LPI Model Act governs the insurance that a mortgage servicer obtains when a borrower fails to obtain or maintain required insurance. Several states have enacted legislation that mirrors the LPI Model Act, and we expect more states to adopt similar legislation in 2024. See "Item 1A – Risk Factors – Legal and Regulatory Risks – *Changes in insurance regulation may reduce our profitability and limit our growth*" for a discussion of the risks related to such initiatives.

Federal Regulation

Although our business in the United States is primarily regulated by the states, federal initiatives often have an impact on our business in a variety of ways. Impacted areas include financial services regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies. See "Item 1A – Risk Factors – Legal and Regulatory Risks – *Our business is subject to risks related to litigation and regulatory actions."*

Employee Retirement Income Security Act. We are subject to regulation under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). ERISA places certain requirements on how we may administer employee benefit plans covered by ERISA. Among other things, regulations under ERISA set standards for certain notice and disclosure requirements and for claim processing and appeals.

Gramm-Leach-Bliley Act. Certain of our activities are subject to the privacy requirements of the Gramm-Leach-Bliley Act, which, along with regulations adopted thereunder, generally requires insurers to provide customers with notice regarding how their nonpublic personal financial information is used and the opportunity to "opt out" of certain disclosures, if applicable.

Dodd-Frank Wall Street Reform and Consumer Protection Act. Regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") address mortgage servicers' obligations to correct errors asserted by mortgage loan borrowers; provide certain information requested by such borrowers; and provide protections to such borrowers in connection with lender-placed insurance. These requirements affect our operations because, in many instances, we administer such operations on behalf of our mortgage servicer clients. While the Consumer Financial Protection Bureau (the "CFPB") does not have direct jurisdiction over insurance products, it is possible that additional regulations promulgated by the CFPB may extend its authority more broadly to cover these products and others we offer and thereby affect us or our clients. In addition, the Dodd-Frank Act created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("U.S. Treasury"). While the FIO does not have general supervisory or regulatory authority over the business of insurance, the FIO director performs various functions with respect to insurance, including monitoring the insurance sector and representing the

U.S. on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors ("IAIS"). Additional regulations or new requirements may emerge from the activities of these regulatory entities.

Tax Reform. In 2022, the Inflation Reduction Act (the "IRA") introduced a 15% corporate alternative minimum tax for corporations that report an average annual adjusted income of more than $1 billion for a period of three consecutive years and a 1% excise tax on corporate share repurchases, among other things. We currently expect the impact of the IRA provisions for the alternative minimum tax and excise tax to be de minimis.

In addition, the Organization for Economic Co-operation and Development's ("OECD") efforts around Global Pillars I and II dealing with possible new digital taxes and global minimum taxes could increase the Company's overall tax burden, adversely impacting the Company's business, results of operations and financial condition. As part of the OECD's Pillar II rules, the OECD recommended a 15% global minimum tax on adjusted financial reported income. Many jurisdictions, including Japan, the European Union, and the United Kingdom, have adopted or plan to adopt Pillar II for tax years beginning in 2024. The overall impact of the OECD's Global Pillars to the Company are uncertain due to the ambiguities in the application of certain provisions, the impact of future guidance, and interpretations or rules issued by government agencies. For more information, see "Item 1A – Risk Factors – Legal and Regulatory Risks – *Changes in tax laws and regulations could have a material adverse impact on our results of operations and financial condition.*"

International Regulation

We are subject to regulation and supervision of our international operations in various jurisdictions. These regulations, which vary depending on the jurisdiction, include, among others, anti-corruption laws; solvency and market conduct regulations; various privacy, insurance, tax, tariff and trade laws and regulations; and corporate, employment, intellectual property and investment laws and regulations. We operate in various jurisdictions, including Canada, the U.K., France, Argentina, Australia, Brazil, Chile, Peru, Colombia, Germany, India, the Netherlands, New Zealand, Puerto Rico, Spain, Italy, Mexico, Japan, South Korea, China and Singapore, and, in several of these jurisdictions, our businesses are supervised by local regulatory authorities. In fourth quarter 2023, we made the decision to fully exit our operations in mainland China (other than Hong Kong). See Note 6 to the Consolidated Financial Statements included elsewhere in this Report for more information.

In the past few years, the IAIS developed a model common framework for the supervision of Internationally Active Insurance Groups ("IAIGs"), which includes group-wide supervisory oversight across national boundaries and the establishment of ongoing supervisory colleges ("ComFrame"). ComFrame applies to entities that meet the IAIS's criteria for IAIGs and that are so designated by their group-wide supervisor. The NAIC previously adopted changes to the Model Insurance Holding Company System Regulatory Act to allow state insurance regulators in the U.S. to be designated as group-wide supervisors for U.S.-based IAIGs. While we do not currently meet the criteria for IAIG designation, we are monitoring developments of reforms adopted by the IAIS as they influence NAIC activities, including those related to risk and group capital oversight.

Securities and Corporate Governance Regulation

As a company with publicly-traded securities, we are subject to certain legal and regulatory requirements applicable generally to public companies, including the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE") relating to public reporting and disclosure, accounting and financial reporting, corporate governance and other matters. One of our subsidiaries is a broker-dealer that is registered with the SEC and with the state securities commissions in all 50 states, and is a member of the Financial Industry Regulatory Authority. Additionally, we and our subsidiaries are subject to the corporate governance laws of our respective jurisdictions of incorporation or formation.

Consumer Protection Laws

Numerous federal, state and international consumer protection laws affect the Company. For example, as part of the Dodd-Frank Act, Congress established the CFPB to supervise and regulate institutions that provide certain financial products and services to consumers. Although the consumer financial services subject to the CFPB's jurisdiction generally exclude insurance businesses, the CFPB may take the position that it has the authority to regulate certain non-insurance consumer services we provide. In addition, new or amended international regulations relating to fair value and fair treatment relating to products and services for consumers are being further considered or proposed, depending on the jurisdiction.

Anti-Corruption Regulation

We are subject to certain U.S. and foreign laws applicable to businesses generally, including anti-corruption laws. The Foreign Corrupt Practices Act of 1977 (the "FCPA") regulates U.S. companies in their dealings with foreign officials and prohibits bribes and similar practices. In addition, the U.K. Anti-Bribery Act has wide applicability to certain activities that affect U.K. companies, their commercial activities in the U.K., and potentially that of their affiliates located outside of the U.K.

Anti-bribery and corruption laws and regulations continue to be implemented and/or enhanced across most of the jurisdictions in which we operate.

Cybersecurity, Privacy Regulation and Artificial Intelligence

We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy, data protection and data security. These laws and regulations are continuously evolving and developing. For example, the E.U. General Data Protection Regulation ("GDPR"), which became effective in May 2018, greatly increased the jurisdictional reach of the European Commission's laws and added a broad array of requirements for handling personal data, such as the public disclosure of significant data breaches, privacy impact assessments, data portability and the appointment of data protection officers. Since the enactment of GDPR, other countries where we conduct business have or are in the process of enacting stricter data protections laws that model GDPR, including Brazil, China, Japan and India.

At the state level, the NAIC Insurance Data Security Model Law has been enacted in multiple states, imposing an array of detailed security measures, reporting and attestation requirements on insurance companies. With respect to privacy rights, multiple states in the U.S. have enacted comprehensive privacy laws that further increase privacy rights in a manner similar to the GDPR. The accelerated rate of adoption of privacy legislation by states poses challenges for businesses as implementation and compliance may necessitate modifications to businesses processes, technological infrastructure, security measures and customer-facing websites.

Cybersecurity risks and incidents remain a focus for regulators. In July 2023, the SEC adopted new rules for public companies requiring disclosure of material cybersecurity incidents and periodic disclosures regarding cybersecurity risk management, strategy and governance. Furthermore, in November 2023, the New York Department of Financial Services (the "NYDFS") finalized amendments to its cybersecurity rule applicable to financial institutions licensed by the NYDFS.

We are monitoring increased regulatory activity related to artificial intelligence, including machine learning tools. For example, the NAIC has adopted guiding principles on artificial intelligence to inform and articulate general expectations for businesses, professionals and stakeholders across the insurance industry as they implement artificial intelligence tools to facilitate operations. While not effective until adopted by a specific state, we expect these guidelines to be adopted by at least some states. In addition, in October 2023, the Biden administration issued an Executive Order to, among other things, establish extensive new standards for artificial intelligence safety and security. Internationally, in December 2023, the European Commission, the European Parliament and the European Council reached political agreement on the terms of the European Union Artificial Intelligence Act, which aims to regulate the use of artificial intelligence in the European Union.

Environmental Regulation

Because we own and operate real property, we are subject to federal, state and local environmental laws. Potential environmental liabilities and costs in connection with any required remediation of such properties is an inherent risk in property ownership and operation. Additionally, under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of the cleanup, which could have priority over the lien of an existing mortgage against the property. To the extent we hold a mortgage loan on any property subject to such a lien, our ability to foreclose on that property should the related loan be in default would be impaired. Further, under certain circumstances, we may be liable for the costs of addressing releases or threatened releases of hazardous substances at properties securing mortgage loans held by us.

Other Regulation

As we continue to grow and evolve our business mix to cover other non-insurance-based products and services, we have and will continue to become subject to other legal and regulatory requirements, including regulations of the CFPB and other federal, state and municipal regulatory bodies, as well as additional regulatory bodies in non-U.S. jurisdictions. Examples include U.S. and local customs and trade regulations for the movement of mobile devices across geographic borders; health, safety, labor and environmental regulations, including those impacting our mobile supply chain operations; U.S. and international laws and regulations broadly relating to the performance, transparency and reporting of environmental, social and governance matters, including the SEC's proposed rules to enhance climate-related disclosures; U.S. and international laws and regulations relating to the use of artificial intelligence; and antitrust and competition-related laws and regulations that may impact future transactions or business practices.

Global Risk Management

Governance

We employ a risk governance structure, overseen by our Board and senior management and led by the Global Risk Management function, to provide a common framework for evaluating the risks embedded in and across our businesses and functional areas, developing risk appetites, managing these risks, and identifying current and future risk challenges and opportunities.

Global risk management is the responsibility of the Chief Marketing and Risk Officer, who leads the Global Risk Management function, reports directly to the CEO, reports at least quarterly to the Finance and Risk Committee of the Board and reports at least annually to the Board. Our Enterprise Risk Management Policy, which outlines our risk management framework and establishes principles for its effectiveness, has been approved by the Enterprise Risk Committee and the Board, and is reviewed annually to align with the Company's business operations and strategy as well as changes to applicable laws, regulations and industry standards.

Our risk management framework cascades downwards into the enterprise through various management committees. Our risk governance structure is headed by the management-level Enterprise Risk Committee, comprised of the CEO, the Chief Financial Officer, the Chief Marketing and Risk Officer, the Chief Legal Officer, the Treasurer, Chief Internal Auditor, Global Ethics and Compliance Officer, and other members of the risk leadership team. The Enterprise Risk Committee reviews the Company's key enterprise risks, the alignment to the risk appetite of the Company, and the mitigation and remediation plans for these risks.

Board of Directors and Committee Oversight

The Board, directly and through its committees as described in their charters, oversees our risk management policies and practices, including our risk appetite, and discusses risk-related issues at least quarterly. The Board reviews management's assessment of the Company's key enterprise risks and receives a corresponding risk management update annually and management's strategy with respect to each risk. The Nominating and Corporate Governance Committee coordinates Board and committee oversight of the key enterprise risks. The Board and its committees receive updates from management on specific risks throughout the year, and each committee chair reports significant risk updates at least quarterly to the full Board so that the Board has the benefit of the committee's specific areas of risk oversight.

The Audit Committee reviews the Company's policies with respect to risk assessment and risk management and coordinates with the Finance and Risk Committee with respect to Board oversight of risk management and global risk management activities. The Audit Committee also focuses on risks relating to financial statements, internal control over financial reporting, disclosures, and compliance with legal and regulatory requirements. The Audit Committee receives reports at least quarterly from the Chief Internal Auditor and the Global Ethics and Compliance Officer. The Finance and Risk Committee has primary oversight responsibility of the Global Risk Management function and corresponding risk activities, and receives risk management reports at least quarterly from the Chief Marketing and Risk Officer that include the identification, assessment, reporting and mitigation of existing and emerging key enterprise risks. The Finance and Risk Committee also focuses on risks relating to investments, capital management and catastrophe reinsurance. The Compensation and Talent Committee focuses on risks relating to management succession, talent management and compensation plan design, and the Nominating and Corporate Governance Committee focuses on risks relating to director succession and has ultimate oversight responsibility for how we manage sustainability. The Information Technology Committee is responsible for oversight of information technology risk assessment and risk management. This includes oversight of cybersecurity policies, controls and procedures, such as procedures to identify and assess internal and external cybersecurity risks. The Information Technology Committee receives updates from management, including the Chief Information Security Officer, on internal and external cybersecurity risks at least quarterly. In fulfilling its responsibilities, the Board and each committee has the authority to retain external advisors.

We believe that the Board's leadership structure supports the risk oversight function of the Board and its committees, with the Chair of the Board and the CEO uniquely positioned to identify emerging risks while the Board's five committees provide independent oversight of our risk management program within their purview.

Management Oversight

Global Risk Management develops risk assessment and risk management policies, and facilitates the identification and assessment, monitoring and reporting, and mitigation of risks.

The Company uses the three lines of defense operating model to provide structure around risk management and internal controls. The first line of defense is comprised of the business and functional areas that are responsible for the daily management of Company's business operations and related risks. The second line of defense provides independent oversight of risk-taking activities in the first line and is comprised of the Company's Global Risk Management and Compliance functions. The second line of defense assists in determining the risk appetite, strategies, policies and structure for managing risk, including business resiliency and operational risk. The third line of defense is comprised of the Internal Audit function and is independently governed by the Audit Committee. Internal Audit evaluates the effectiveness and adequacy of the Company's control environment and other components of our governance system, including compliance with policies, procedures and processes established in the first and second lines, and assesses the design and ongoing effectiveness of risk management and the risk management framework.

Risk Appetite, Identification and Assessment, Monitoring and Reporting, and Mitigation

Risk appetite is defined as the levels, types and amount of risk that the Company is willing to accept in the pursuit of its business and strategic objectives, consistent with prudent management of risk concomitant with available levels of capital. Global Risk Management, in conjunction with various management committees, develops recommendations for risk limits as part of our risk appetite framework. Using metrics as appropriate in establishing these risk limits allows for a cohesive assessment of risk, resources and strategy, and supports management and the Board in making well-informed business decisions.

Risk identification and assessment, which involve the identification of risks, information gathering and analyses, are performed by Global Risk Management and conducted in coordination with the second and third lines of defense. Global Risk Management measures risk exposure, and monitors and manages internal and external risk reporting using a central risk depository as the single source for risk information. The register collects information obtained from the processes described above and other sources and is periodically reviewed and approved by the Enterprise Risk Committee. Risks are classified using an enterprise-wide risk taxonomy. Risk mitigation includes determining a course of action and monitoring progress against remediation.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as the Statements of Beneficial Ownership of Securities on Forms 3, 4 and 5 for our directors and officers, are available free of charge through the SEC website at *www.sec.gov*. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through the Investor Relations page of our website (*www.assurant.com*) as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

We use our website (*www.assurant.com*) and social media accounts, including X (formerly Twitter) (*@Assurant*), LinkedIn (*@Assurant*) and Facebook (*@AssurantInc*), as a means of disclosing information about us and our services and for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The information we post on our website and social media accounts may be deemed material. Accordingly, investors should monitor our website and social media accounts in addition to following our press releases, SEC filings, and public conference calls and webcasts. Except as specifically noted, the information found on our website and social media accounts are not incorporated by reference into, and do not constitute a part of, this Report or any other report filed with or furnished to the SEC.

Item 1A. Risk Factors

Certain factors may have a material adverse effect on our business, financial condition, results of operations and cash flows. You should carefully consider them, along with the other information presented in this Report. It is not possible to predict or identify all such factors. Additional risks and uncertainties that are not yet identified or that we currently believe to be immaterial may also materially harm our business, financial condition, results of operations and cash flows.

The following is a summary of the material risks that could adversely affect our business, financial condition, results of operations and cash flows.

Business, Strategic and Operational Risks

- Our revenues and profits may decline if we are unable to maintain relationships with significant clients, distributors and other parties, or renew contracts with them on favorable terms, or if those parties face financial, reputational or regulatory issues.
- Significant competitive pressures, changes in customer preferences and disruption could adversely affect our results of operations.
- The success of our business depends on the execution of our strategy, including through the continuing service of key executives, senior leaders, highly-skilled personnel and a high-performing workforce.
- We may be unable to find suitable acquisition candidates at attractive prices, integrate acquired businesses or divest of non-strategic businesses effectively or achieve organic growth, which could have a material adverse effect on our business, financial condition and results of operations.
- Our inability to successfully recover should we experience a business continuity event could have a material adverse effect on our business, financial condition and results of operations.
- Failure to successfully manage vendors and other third parties could adversely affect our business.
- We face risks associated with our international operations.

- Our mobile business is subject to the risk of declines in the value and availability of mobile devices, and to regulatory compliance and other risks.
- Sales of our products and services may decline if we are unable to develop and maintain distribution sources or attract and retain sales representatives and executives with key client relationships.
- We face risks associated with joint ventures, franchises and investments in which we share ownership or management with third parties.
- Catastrophe and non-catastrophe losses, including as a result of climate change and the current inflationary environment, could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.
- Negative publicity relating to our business, industry or clients may have a material adverse effect on our financial results.

Macroeconomic, Political and Global Market Risks

- General economic, financial market and political conditions and conditions in the markets in which we operate may materially adversely affect our results of operations and financial condition.

Financial Risks

- Our actual claims losses may exceed our reserves for claims, requiring us to establish additional reserves or to incur additional expense for settling unreserved liabilities, which could have a material adverse effect on our results of operations, profitability and capital.
- We may be unable to accurately predict and price for claims and other costs, which could reduce our profitability.
- A decline in the financial strength ratings of our insurance subsidiaries could adversely affect our results of operations and financial condition.
- A credit rating agency downgrade of our corporate senior debt rating could materially and adversely impact our business.
- Fluctuations in the exchange rate of the U.S. Dollar and other foreign currencies may materially and adversely affect our results of operations.
- An impairment of our goodwill or other intangible assets could materially adversely affect our results of operations and book value.
- Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.
- Unfavorable conditions in the capital and credit markets may significantly and adversely affect our access to capital and our ability to pay our debts or expenses.
- Our investment portfolio is subject to market risk, including changes in interest rates, that may adversely affect our results of operations and financial condition.
- Our investment portfolio is subject to credit, liquidity and other risks that may adversely affect our results of operations and financial condition.
- The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations and financial condition.
- Reinsurance may not be adequate or available to protect us against losses, and we are subject to the credit risk of reinsurers.
- Through reinsurance, we have sold or exited businesses that could again become our direct financial and administrative responsibility if the reinsurers become insolvent.
- We are exposed to risks related to the creditworthiness and reporting systems of some of our agents, third-party administrators and clients.
- Our subsidiaries' inability to pay us sufficient dividends could prevent us from meeting our obligations and paying future stockholder dividends.
- Our ability to declare and pay dividends on our capital stock may be limited.
- Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.

Technology, Cybersecurity and Privacy Risks

- The failure to effectively maintain and modernize our technology systems and infrastructure and integrate those of acquired businesses could adversely affect our business.
- We could incur significant liability if our technology systems or those of third parties are breached or we or third parties otherwise fail to protect the security of data residing on our respective systems, which could adversely affect our business and results of operations.

Legal and Regulatory Risks

- We are subject to extensive laws and regulations, which increase our costs and could restrict the conduct of our business, and violations or alleged violations of such laws and regulations could have a material adverse effect on our reputation, business and results of operations.
- Changes in tax laws and regulations could have a material adverse impact on our results of operations and financial condition.
- Our business is subject to risks related to litigation and regulatory actions.
- The costs of complying with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection could adversely affect our financial condition, operating results and reputation.
- Our business is subject to risks related to reductions in the insurance premium rates we charge.
- Changes in insurance regulation may reduce our profitability and limit our growth.

General Risk Factors

- Our common stock may be subject to stock price and trading volume volatility.
- Employee misconduct could harm us by subjecting us to significant legal liability, regulatory scrutiny and reputational harm.
- Applicable laws and our certificate of incorporation and by-laws may discourage takeovers and business combinations that some stockholders might consider to be in their best interests.

For a more complete discussion of these risks, please see below.

Business, Strategic and Operational Risks

Our revenues and profits may decline if we are unable to maintain relationships with significant clients, distributors and other parties, or renew contracts with them on favorable terms, or if those parties face financial, reputational or regulatory issues.

The success of our business depends largely on our relationships and contractual arrangements with significant clients, distributors and other parties, including vendors. Many of these arrangements are exclusive and some rely on preferred provider or similar relationships. If our key clients, distributors or other parties terminate important business arrangements with us, reduce their business with us or renew contracts on terms less favorable to us, which occurs from time to time, we may fail to meet our business objectives and targets, and our cash flows, results of operations and financial condition could be materially adversely affected.

Each of our Global Lifestyle and Global Housing segments receives a substantial portion of its revenue from a few clients. A reduction in business with or the loss of one or more of our significant clients could have a material adverse effect on the results of operations and cash flows of individual segments or the Company. Reliance on a few significant clients may weaken our bargaining power, and we may be unable to renew contracts with them without concessions (including up-front payments) or on favorable terms or at all. Examples of important business arrangements include, at Global Lifestyle, exclusive and non-exclusive relationships with mobile service providers (including carriers, retailers, OEMs and cable operators), dealerships and agents, consumer electronics retailers, appliance retailers (including e-commerce retailers), and financial, insurance and other institutions through which we distribute our products and services. At Global Housing, we have exclusive and non-exclusive relationships with mortgage lenders and servicers, manufactured housing lenders, property managers, and financial, insurance and other institutions.

We are subject to the risk that clients, distributors and other parties may face financial difficulties (including as a result of macroeconomic challenges), reputational issues, problems with respect to their own products and services, or regulatory restrictions or compliance issues that may lead to lower than expected or cessation of sales of our products and services and have other adverse impacts on our results of operations or financial condition. In addition, our clients and other parties with whom we do business may change their strategic priorities or initiatives, including exiting or deprioritizing products, services, programs, distribution channels or lines of business that we service or support, or they may disintermediate us by developing internal capabilities, products or services that would allow them to service their clients without our involvement, which has

occurred from time to time and may materially reduce our revenues and profits. Furthermore, if one or more of our clients or distributors, for example in the wireless, automotive or mortgage servicing markets, consolidate or align themselves with other companies with whom we do not do business, they may choose to utilize or distribute the products and services of our competitors, which could materially reduce our revenues and profits.

Significant competitive pressures, changes in customer preferences and disruption could adversely affect our results of operations.

We compete for business, clients, customers, agents and other distribution relationships with many insurance companies, warranty and protection companies, financial services companies, mobile device repair and logistics companies, technology and software companies and specialized competitors that focus on one market, product or service. Some of our competitors may offer a broader array of products and services than we do or be better able to tailor those products and services to customer needs, including through better technology systems or infrastructure, or may have greater diversity of distribution resources, better brand recognition, more competitive pricing, lower costs, greater financial strength, more resources or higher ratings.

There is a risk that purchasers may be able to obtain more favorable terms and offerings from competitors, vendors or other third parties, including pricing and technology. Additionally, customers may turn to our competitors as a result of our or our client's failure, or perceived failure, to deliver on customer expectations, product or service flaws, technology issues, gaps in operational support or other issues affecting customer experience. As a result, competition may adversely affect the persistency of our policies, our ability to sell products and provide services, maintain client relationships, and our revenues and results of operations, which has occurred from time to time.

To remain competitive in many of our businesses, we must anticipate and respond effectively to changes in customer preferences, new industry standards, evolving distribution models, disruptive technology developments and alternate business models. The evolving nature of consumer needs and preferences and improvements in technology could result in a reduction in consumer demand and in the prices of the products and services we offer. Our competitive position may be impacted if we are unable to deploy, in a cost effective and competitive manner, technology such as artificial intelligence and machine learning, or if our competitors collect and use data which we do not have the ability to access or use. In addition, across many of our businesses, we must respond to the threat of disruption by traditional players, such as insurers, as well as from new entrants, such as "Insurtech" start-up companies and others. These players are focused on using technology and innovation to simplify and improve the customer experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the markets in which we operate. In order to maintain a competitive position, we must continue to invest in new technologies and new ways to deliver our products and services. If we do not anticipate and respond effectively to changes in customer preferences, new industry standards, evolving distribution models, disruptive technology developments and alternative business models, our business and results of operations could be adversely impacted.

The success of our business depends on the execution of our strategy, including through the continuing service of key executives, senior leaders, highly-skilled personnel and a high-performing workforce.

Our strategy is focused on delivering long-term profitable growth. As part of our strategy, we are developing new and innovative products and services, and enhancing existing offerings. We are investing in technology, including artificial intelligence, and other capabilities to continuously improve the customer and employee experience, while seeking to increase efficiencies. We will continue to incur expenses related to, among other things: investments in digital capabilities and large-scale, critical programs, such as technology, including global financial systems and infrastructure; research and development of new products and capabilities; scaling our global operations, including accessing the global talent hubs such as through our Global Capabilities Centers; and costs associated with the implementation of new contracts and businesses in runoff or which we have exited or which we expect to fully exit, including sharing economy, , and improvements in operational efficiency. In 2022 and 2023, we announced restructuring initiatives that include realigning our organizational structure and talent to support our business strategy, which has resulted in severance and employee benefits charges, and accelerating ongoing real estate consolidation efforts to support work-from-home arrangements. Actual costs to implement these initiatives may exceed our estimates and we may not be able to fully realize our expected run rate savings and operational efficiency improvements. Our long-term strategy depends on successful operational execution and our ability to execute on our transformational initiatives, including acquisitions, combined with our ability to innovate and develop new products, achieve operating efficiencies, and attract and retain a global and diverse workforce. See " – *We may be unable to find suitable acquisition candidates at attractive prices, integrate acquired businesses or divest of non-strategic businesses effectively or achieve organic growth, which could have a material adverse effect on our business, financial condition and results of operations*."

We rely on the continued service of key executives, senior leaders, highly-skilled personnel and a high-performing workforce to achieve our long-term strategy. We believe that our future success depends in substantial part on our ability to attract, recruit, motivate, develop and retain a high-performing workforce, particularly those with specialized industry knowledge or within critical or in-demand areas such as sales, digital, customer experience, data and analytics, and supply chain, across our lines of businesses. Doing so may be difficult due to many factors, including fluctuations in economic and

industry conditions; employee expectations; the effectiveness of our talent strategies and total rewards and wellbeing programs; and fluctuations in the labor market, including rising wages and competition for talent, which has generally increased due to persistent labor shortages and wage inflation. In addition, the global talent market and shift to remote or hybrid work arrangements at many companies, including us, have significantly increased competition for highly-skilled personnel, who are no longer limited to opportunities within a particular geographic area, and may decrease employee engagement. We rely on attracting, retaining and developing talent, including at the executive level, with diverse backgrounds and experiences to effectively manage our businesses and drive our long-term strategy. If we do not succeed in attracting, retaining and developing key talent, our revenue growth and profitability may be materially adversely affected. Furthermore, our business and results of operations could be adversely affected if we fail to adequately plan for and successfully carry out the succession of our key executives and senior leaders.

We may be unable to find suitable acquisition candidates at attractive prices, integrate acquired businesses or divest of non-strategic businesses effectively or achieve organic growth, which could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will continue to be able to identify suitable acquisition candidates or new venture opportunities, or to finance or complete transactions on acceptable terms or in a timely manner. Additionally, the integration of acquired businesses and divestiture of non-strategic businesses or assets may result in significant challenges and additional costs, and we may be unable to accomplish such transactions efficiently or effectively.

Acquisitions of businesses and divestitures of non-strategic businesses may not provide us with the benefits that we anticipate, require significant effort and expenditures, and entail numerous risks, difficulties and uncertainties. These include, among others, diversion of management's attention and resources to the integration of operations and infrastructure, which could otherwise have been devoted to other strategic opportunities; inaccurate assessment of risks and liabilities; difficulties in realizing projected revenues, earnings, cash flows, business opportunities, growth prospects, efficiencies, synergies and cost savings, including the incurrence of unexpected integration, compliance or divestiture costs; difficulties in keeping existing customers and obtaining new customers; exposure to jurisdictions or businesses with heightened legal and regulatory risks, including corruption, which may increase compliance costs; difficulties in integrating operations and systems, including cybersecurity and other technology systems, and internal control over financial reporting; difficulties in assimilating employees and corporate cultures; an increase in our indebtedness or future borrowing costs; and limitations on our ability to access additional capital when needed. Our failure to adequately address these and other transaction risks, difficulties and uncertainties could materially adversely affect our results of operations and financial condition.

The market price of our stock may decline if we are unable to integrate acquired businesses or divest of non-strategic businesses successfully, if the integration or divestiture takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or if the effect of the business combination on the financial results of the combined company or the divestiture on the financial results of the standalone company is otherwise not consistent with the expectations of financial analysts or investors.

Our ability to effectively identify and capitalize on opportunities for organic growth depends on, among other things, our ability to: deliver on customer expectations and provide a positive customer experience; successfully execute large-scale, critical programs and projects in a timely and cost-effective manner; identify and successfully enter and market our services in new geographic markets and market segments; recruit and retain qualified personnel; coordinate our efforts across various geographic markets and market segments; maintain and grow relationships with our existing customers and expand our customer base; offer new products and services; form strategic alliances and partnerships; secure key vendor and distributor relationships; and access sufficient capital. There can be no assurance that we will be successful in executing on our organic growth initiatives or that those initiatives will provide us with the expected benefits. Our failure to effectively identify and capitalize on opportunities for organic growth could have a material adverse effect on our results of operations and financial condition. See "*– The success of our business depends on the execution of our strategy, including through the continuing service of key executives, senior leaders, highly-skilled personnel and a high-performing workforce.*"

Our inability to successfully recover should we experience a business continuity event could have a material adverse effect on our business, financial condition and results of operations.

If we experience a business continuity event, such as an earthquake, hurricane, flood, terrorist incident, pandemic, security breach, cybersecurity incident, power loss, telecommunications outage or other systems failure, or other disaster, our ability to continue operations will depend on an effective business continuity and disaster recovery plan, including the safety and continued availability of our personnel, vendors and other third parties, and the proper functioning of our telecommunications and other systems and operations, including our device care centers and other facilities. An extended period of such conditions may strain our business continuity and disaster recovery plan, introduce additional operational risk, including cybersecurity and fraud risks, negatively impact employee morale, result in negative publicity, reputational harm and the loss of profitability and clients. Our inability to successfully recover from a business continuity event could have a material adverse effect on our

business, financial condition and results of operations. See " – Technology, Cybersecurity and Privacy Risks – *The failure to effectively maintain and modernize our technology systems and infrastructure and integrate those of acquired businesses could adversely affect our business*."

Our operations depend upon our ability to protect our technology infrastructure against damage and interruption. If a business continuity event occurs, we could lose Company, customer, vendor and other third-party data, lose significant processing capability, or experience interruptions to our operations, the availability of our systems or delivery of products and services to our clients and their customers, which has occurred from time to time and which could have a material adverse effect on our business, financial condition and results of operations. We rely on certain third-party technology systems that have in the past experienced a business continuity event, which impacted our operations. A cybersecurity incident or other business continuity event affecting us or key third parties with whom we work could result in a significant and extended disruption in the functioning of our technology systems or operations, requiring us to incur significant expense to address and remediate or otherwise resolve such issues, and divert management's attention. See " – Technology, Cybersecurity and Privacy Risks – *We could incur significant liability if our technology systems or those of third parties are breached or we or third parties otherwise fail to protect the security of data residing on our respective systems, which could adversely affect our business and results of operations*."

The risk of business disruption is more pronounced in certain geographic areas across the world, including the cities in which our device care centers, data centers and operations personnel are located; major metropolitan centers, such as Atlanta, where our headquarters is located; and certain catastrophe-prone areas, such as Miami, Florida, where we have significant operations. This risk is heightened in certain countries and regions in which we operate that are subject to higher potential threat of terrorist incidents, military conflicts, political instability and data breaches.

A disaster or other business continuity event on a significant scale or affecting our key businesses or our data centers, or our inability to successfully and quickly recover from such an event and any legislative and regulatory responses thereto, could materially interrupt our business operations and result in material financial loss, loss of human capital, regulatory actions, reputational harm, loss of clients and their customers or damaged relationships, legal liability and other adverse consequences. Our liability insurance policies may not fully cover, in type or amount, the cost of a successful recovery in the event of such a disruption.

Failure to successfully manage vendors and other third parties could adversely affect our business.

As we continue to improve operating efficiencies, we rely on vendors and other third parties, including independent contractors, to conduct business and provide services to our clients. We use vendors and other third parties for business, investment management, technology, operations, facilities management and other services. We take steps to monitor and regulate the performance of vendors and other third parties, including in our agreements with such parties, but our oversight controls could prove inadequate. Since we do not fully control the actions of vendors and other third parties, we are subject to the risk that their decisions or operations adversely impact us and replacing them could create significant delay and expense. If these vendors or other third parties fail to satisfy their obligations to us or if they fail to comply with legal or regulatory requirements in a high-quality and timely manner, our operations and reputation could be compromised, we may not realize the anticipated economic and other benefits from these arrangements, and we could suffer adverse legal, regulatory and financial consequences. In addition, these third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee or Company information or failure to comply with applicable law, could cause harm to our reputation or otherwise expose us to liability. An interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, financial difficulties or for any other reason has occurred from time to time and could materially disrupt our operations, impact our ability to offer certain products and services and result in contractual or regulatory penalties, liability claims from clients or employees, damage to our reputation and harm to our business. If we are unable to attract and retain relationships with qualified vendors, independent contractors and other third-party service providers, or if changes in law or judicial decisions require independent contractors to be classified as employees, our business could be significantly adversely affected.

To the extent we engage international vendors or third parties to provide services or carry out business functions, we are exposed to the risks that accompany operations in a foreign jurisdiction, including international economic and political conditions, foreign laws and regulations, fluctuations in currency values and increased risk of data breaches. For more information on the risks associated with the use of international vendors and third parties, see " – *We face risks associated with our international operations*."

We face risks associated with our international operations.

Our international operations face economic, political, legal, compliance, regulatory, operational, supply chain and other risks. For example, we face the risk of restrictions on currency conversion and the repatriation of non-U.S. investments and earnings; burdens and costs of compliance with a variety of foreign laws and regulations and the associated risk and costs of non-compliance, including reputational harm; exposure to undeveloped or evolving legal systems, which may result in

unpredictable or inconsistent application of laws and regulations, including export controls and exposure to commercial, political, legal or regulatory risks such as corruption; political, economic or other instability in countries in which we conduct business, including possible terrorist acts; the imposition of sanctions, tariffs, trade barriers or other protectionist laws or business practices that favor local competition, increase costs and may otherwise adversely affect our business; inflation and foreign exchange rate fluctuations; diminished ability to enforce our contractual rights; increased risk of data breaches; differences in cultural environments; changes in regulatory requirements, including changes in regulatory treatment of certain products or services; exposure to local economic conditions and its impact on our clients' performance and creditworthiness; and a competitive global labor market.

If our business model is not successful in a particular country or region, or a country or region in which we do business experiences economic, political or other instability, we may lose all or part of our investment in that country or region. As we continue to scale our global operations and grow our international labor force within Global Capabilities Centers, our business becomes increasingly exposed to these and other risks, including where certain countries or regions have recently experienced economic or political instability, such as in Argentina and Brazil.

As we engage with international clients, we may make certain up-front commission payments or similar cash outlays, which we may not recover if the business does not develop as we expect. These up-front payments are typically supported by various protections, such as letters of credit, letters of guarantee and real estate, but we may not fully or timely recover amounts owed to us as a result of difficulties in enforcing contracts or judgments in undeveloped or evolving legal systems and other factors. In addition, we rely on fronting carriers in certain countries to maintain their licenses and product approvals, satisfy local regulatory requirements and continue in business. If they fail to do so, our business, reputation, and relationships with our clients and their customers could be adversely affected.

For additional information on the significant international regulations that apply to us and the risks relating thereto, see "Item 1 – Business – Regulation – International Regulation" in this Report, " – Business, Strategic and Operational Risks – *Our mobile business is subject to the risk of declines in the value and availability of mobile devices, and to regulatory compliance and other risks,*" " – Legal and Regulatory Risks – *We are subject to extensive laws and regulations, which increase our costs and could restrict the conduct of our business, and violations or alleged violations of such laws and regulations could have a material adverse effect on our reputation, business and results of operations,*" " – Legal and Regulatory Risks – *Our business is subject to risks related to litigation and regulatory actions*" and " – Legal and Regulatory Risks – *The costs of complying with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection could adversely affect our financial condition, operating results and reputation.*."

Our mobile business is subject to the risk of declines in the value and availability of mobile devices, and to regulatory compliance and other risks.

The value of the mobile devices that we collect and refurbish for our clients may fall below the prices we have paid or guaranteed, which could adversely affect our profitability. Our mobile business is subject to the risk that the value, including selling price, or availability of devices and parts will be adversely affected by: technological changes affecting the usefulness or desirability of the devices and parts; physical problems resulting from faulty design or manufacturing; increased competition; decreased customer demand, including due to changes in customer preferences, changes in client promotions and seasonality; supply chain constraints; and growing industry emphasis on cost containment. The value and availability of devices may also be impacted by adverse foreign trade relationships and an escalation of U.S.-China and China-Taiwan trade tensions, including with respect to trade policies, treaties, government relations, tariffs and other trade restrictions. If the value or availability of devices or parts is significantly reduced, it could have a material adverse effect on our profitability.

Our sales of mobile devices to third parties subject us to regulatory compliance risk, which may subject us to fines or other sanctions, and increase the costs of operating the business, including compliance expenses. While we conduct diligence and screening for buyers of mobile devices that we sell, and change buyers in our program based on diligence reviews, our mobile device buyers may not comply with applicable laws and regulations, including anti-money laundering laws. In addition, our sales of mobile devices to third parties domiciled outside of the U.S. subject us to compliance risks relating to corruption, sanctions and export control laws and regulations, which may adversely impact our ability to find buyers. Furthermore, certain businesses we acquire may violate, and from time to time have violated, such laws and regulations, which could subject us to liability. Non-compliance with such laws could adversely affect our business, reputation, relationships with our clients and their customers, financial condition and results of operations. See " – *We face risks associated with our international operations*" and " – *Significant competitive pressures, changes in customer preferences and disruption could adversely affect our results of operations.*"

Sales of our products and services may decline if we are unable to develop and maintain distribution sources or attract and retain sales representatives and executives with key client relationships.

We distribute many of our insurance products and services through a variety of channels, including service providers (including device carriers and cable operators), financial institutions, mortgage lenders and servicers, retailers, association groups, other third-party marketing organizations and, to a limited extent, our own captives and affiliated agents. Our relationships with these distributors are significant for our revenues and profits. There is intense competition for distribution outlets. Agents who distribute our products are typically not exclusively dedicated to us, but also market the products of our competitors. In some cases, such agents may be affiliated with other insurers who may choose to write the product that such agents are now selling on our behalf.

We have our own sales representatives. We depend in large part on our sales representatives and business executives to develop and maintain client relationships. Our inability to attract and retain effective sales representatives and executives with key client relationships could materially adversely affect our results of operations and financial condition.

We face risks associated with joint ventures, franchises and investments in which we share ownership or management with third parties.

From time to time, we have entered into and may continue to enter into joint ventures and franchises and invest in entities in which we share ownership or management with third parties. In certain circumstances, we may not have complete control over governance, financial reporting, operations, legal and regulatory compliance, or other matters relating to such joint ventures, franchises or entities. As a result, we may face certain operational, financial, legal and regulatory compliance and other risks relating to these joint ventures, franchises and entities, including risks related to the financial strength of joint venture partners, franchisees and other investors; the willingness of joint venture partners, franchisees and other investors to provide adequate funding for the joint venture, franchise or entity; differing goals, strategies, priorities or objectives between us and joint venture partners, franchisees or other investors; our inability to unilaterally implement actions, policies or procedures with respect to the joint venture, franchise or entity that we believe are favorable; legal and regulatory compliance risks relating to actions of the joint venture, franchise, entity, joint venture partners, franchisees or other investors; the risk that the actions of joint venture partners, franchisees and other investors could damage our brand image and reputation; and the risk that we will be unable to resolve disputes with joint venture partners, franchisees or other investors. As a result, joint ventures, franchises and investments in which we share ownership or management subject us to risk and may contribute significantly less than anticipated to our earnings and cash flows.

Catastrophe and non-catastrophe losses, including as a result of climate change and the current inflationary environment, could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.

Our insurance operations expose us to claims arising from catastrophes and other events, particularly in our homeowners insurance, renters insurance and flood offerings, as well as in certain businesses the Company has fully exited or expects to fully exit, including sharing economy. Catastrophes include hurricanes, windstorms, tornados, earthquakes, hailstorms, floods, severe winter weather, wildfires, terrorist incidents and accidents, and may result in reportable catastrophe losses, which are individual catastrophe events that generate losses in excess of $5.0 million, pre-tax, net of reinsurance and client profit sharing adjustments, and including reinstatement and other premiums. Non-catastrophe losses include losses from isolated fire, water and wind damage, theft and vandalism, as well as general liability in renters and homeowners policies, and losses from sharing economy. Losses are impacted by increases in inflation and supply chain disruptions that increase the cost of materials and labor required to settle claims, including in our Global Housing business. In addition, non-catastrophe losses related to the sharing economy business in particular have been, and may continue to be, impacted by increased claim settlement and loss adjustment expenses. We have experienced, and expect to continue to experience, catastrophe and non-catastrophe losses that materially reduce our profitability and impact our available capital, which may have a material adverse effect on our results of operations and financial condition.

Changing weather patterns and climate change have increased the unpredictability, frequency and severity of weather-related events, such as wildfires, hurricanes, floods and tornadoes, particularly in coastal areas such as Florida, California and Texas, and may result in increased claims and higher catastrophe losses, which could have a material adverse effect on our results of operations and financial condition. Regulation in the area of climate change is increasing and we cannot predict how legal, regulatory, political and social responses to concerns around climate change may impact our business. While the frequency and severity of catastrophes are inherently unpredictable, increases in the value and geographic concentration of insured property and the effects of inflation have and may continue to increase the frequency and severity of claims from catastrophes. In addition, legislative and regulatory initiatives and court decisions may have the effect of limiting the ability of insurers to manage catastrophe losses, including by forcing expansion of certain insurance coverages for catastrophe claims, which may adversely impact our business. See " – Macroeconomic, Political and Global Market Risks – *General economic,*

financial market and political conditions and conditions in the markets in which we operate may materially adversely affect our results of operations and financial condition."

Catastrophe and non-catastrophe losses can vary widely and could significantly exceed our expectations. We use modeling tools that help estimate our probable losses, but these projections are based on historical data and other assumptions that may differ materially from actual events, and their reliability and predictive value may decrease as a result of climate change. These modeling tools may not be able to anticipate emerging trends or changing marketplace conditions. See " – Financial Risks – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.*"

We purchase reinsurance for certain risks, but if the severity of an event were sufficiently high, our losses could exceed our reinsurance coverage limits and could have a material adverse effect on our results of operations and financial condition. In addition, the availability and cost of reinsurance can be adversely impacted by market conditions. See " – Financial Risks – *Reinsurance may not be adequate or available to protect us against losses, and we are subject to the credit risk of reinsurers.*" In addition, claims from catastrophe and non-catastrophe events could result in substantial volatility in our results of operations and financial condition for any particular fiscal quarter or year.

Accounting rules do not permit insurers to reserve for catastrophe or non-catastrophe events before they occur. Once such an event occurs, the establishment of appropriate reserves is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves and such variance may have a material adverse effect on our results of operations, financial condition and capital. See " – Financial Risks – *Our actual claims losses may exceed our reserves for claims, requiring us to establish additional reserves or to incur additional expense for settling unreserved liabilities, which could have a material adverse effect on our results of operations, profitability and capital.*"

Because Global Housing's lender-placed homeowners and lender-placed manufactured housing insurance products are designed to automatically provide property coverage for client portfolios, our exposure to certain catastrophe-prone locations, such as Florida, California and Texas, may increase. The withdrawal of other insurers from these or other states may lead to adverse selection and increased use of our products in these areas, and may negatively affect our loss experience and increase our costs.

Negative publicity relating to our business, industry or clients may have a material adverse effect on our financial results.

We communicate with and distribute our products and services ultimately to individual customers. From time to time, regulators, consumer advocacy groups, the media and individual customers may focus their attention on our products and services, which may subject us to negative publicity. We may be negatively affected if another company in one of our industries or in a related industry, or if one of our clients, engages in practices that subject our industry or businesses to negative publicity. Negative publicity may result from judicial inquiries, unfavorable outcomes in lawsuits, social media, regulatory or governmental actions with respect to our products or services and industry commercial practices. For example, regulators may submit queries to assess practices in the insurance sector that potentially disadvantage people of color or historically underrepresented groups in certain insurance lines of business, or whether customers have received fair value from our products and services. In addition, there is increased investor and regulatory focus on sustainability matters, including diversity, equity and inclusion, and commitment to long-term sustainability and efforts related to climate. A failure or perceived failure in our achievement of various sustainability initiatives and goals we announce from time to time, or an actual or perceived increase in related risks as a result of our or our industry's business activities, may subject us to negative publicity.

Negative publicity may cause increased regulation and legislative scrutiny of industry practices as well as increased litigation or enforcement action by civil and criminal authorities. Additionally, negative publicity may increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, constraining our ability to price our products appropriately for the risks we are assuming, requiring us to change the products and services we offer or increasing the regulatory burdens under which we operate.

Macroeconomic, Political and Global Market Risks

General economic, financial market and political conditions and conditions in the markets in which we operate may materially adversely affect our results of operations and financial condition.

Limited availability of credit, deteriorations of the global mortgage and real estate markets, declines in consumer confidence and consumer spending, including in Europe, increases in prices or in the rate of inflation, periods of high unemployment or labor shortages, persistently low or rapidly increasing interest rates, disruptive geopolitical events, including the Israel-Hamas war, China-Taiwan relations and supply chain disruptions, and other events outside of our control, such as a major epidemic or a pandemic, political or civil unrest, or the possibility of a U.S. government shutdown or default on its debt obligations, could contribute, and in some cases have contributed, to increased volatility and diminished expectations for the economy and the financial markets, including the market for our stock, and may materially adversely affect our business, results of operations and financial condition. Specifically, during periods of economic downturn:

- individuals and businesses may (i) choose not to purchase our insurance products, extended service contracts and other products and services, (ii) terminate existing policies or contracts or permit them to lapse and (iii) choose to reduce the amount of coverage they purchase;

- conditions in the markets in which we operate may deteriorate, impacting, among other things, consumer demand for the mobile devices, electronics, appliances, automobiles, housing and other products we insure, including the rate of introduction and success of new products, technologies and promotional programs that provide opportunities for growth;

- clients are more likely to underperform expectations, experience financial distress and declare bankruptcy, which could have an adverse impact on the remittance of premiums from such clients and the collection of receivables from such clients for items such as unearned premiums and could otherwise expose us to credit risk;

- claims on certain specialized insurance products tend to rise;

- there is a risk of fraudulent insurance claims;

- there may be an impairment in the value of our tangible and intangible assets and our investment portfolio may be adversely affected;

- there may be fluctuations in the labor market and a negative impact on employee retention; and

- our ability to access the capital markets on favorable terms or at all may be negatively impacted.

General inflationary pressures and supply chain disruptions, including within the current environment, has and may continue to increase the costs of paying claims, including for materials and labor, particularly in our Global Housing and Global Automotive businesses. In addition, inflationary pressures and shortages in the labor market have increased, and may continue to increase, our labor costs, including employee wages, and changes in interest rates has impacted, and may continue to impact, our investment portfolio and capital. See " – Financial Risks – *Our investment portfolio is subject to market risk, including changes in interest rates, that may adversely affect our results of operations and financial condition.*" Conversely, deflationary pressures may affect the pricing of our products and services.

Financial Risks

Our actual claims losses may exceed our reserves for claims, requiring us to establish additional reserves or to incur additional expense for settling unreserved liabilities, which could have a material adverse effect on our results of operations, profitability and capital.

We maintain reserves to cover our estimated ultimate exposure for claims and claim adjustment expenses with respect to reported claims and incurred but not reported ("IBNR") claims as of the end of each accounting period. Whether calculated under accounting principles generally accepted in the United States of America ("GAAP"), Statutory Accounting Principles or accounting principles applicable in foreign jurisdictions, reserves are estimates. Reserving is inherently a matter of judgment and our ultimate liabilities could exceed reserves for a variety of reasons, including changes in macroeconomic factors (such as inflation, unemployment and interest rates), case development and other factors. From time to time, we adjust our reserves, and may adjust our reserving methodology, as these factors, our claims experience and estimates of future trends in claims frequency and severity change. Reserve adjustments may cause volatility in our reported results, such as the reserve reductions in 2023 compared to reserve increases in 2022. Reserve development, changes in our reserving methodology and paid losses exceeding corresponding reserves could have a material adverse effect on our results of operations, profitability and capital. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Reserves" in this Report for additional detail on our reserves.

We may be unable to accurately predict and price for claims and other costs, which could reduce our profitability.

Our profitability could be reduced if we are unable to accurately predict and price for claims and other costs, including the frequency and severity of property and other claims. This ability could be affected by various factors, including macroeconomic conditions; inflation; changes in the regulatory environment; changes in industry practices; changes in legal, social or environmental conditions; impacts from operational changes; new technologies or domestic or global supply chain or labor issues. In addition, our modeling tools that support business decisions involve historical data and numerous assumptions that may differ materially from actual events. Climate change may make it more difficult to predict and model catastrophes, reducing our ability to accurately price our exposure to such events and mitigate risks. The inability to accurately predict and price for claims and other costs, including costs related to climate change and macroeconomic conditions, could materially adversely affect our results of operations and financial condition. See " – Financial Risks – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.*"

A decline in the financial strength ratings of our insurance subsidiaries could adversely affect our results of operations and financial condition.

Ratings are important considerations in establishing the competitive position of insurance companies. A.M. Best rates most of our domestic and certain international operating insurance subsidiaries. Moody's and S&P rate three of our domestic operating insurance subsidiaries. These ratings are subject to periodic review by A.M. Best, Moody's and S&P, and we cannot assure that we will be able to retain them. Rating agencies may change their methodology or requirements for determining ratings, or they may become more conservative in assigning ratings. Rating agencies could increase capital requirements for our subsidiaries or the enterprise, thereby reducing deployable capital at such subsidiary or at the holding company. Any reduction in these ratings could materially adversely affect our standing in the insurance industry and the demand for our products from intermediaries and consumers, which could materially adversely affect our results of operations.

As of December 31, 2023, our operations had a significant number of contracts that contain provisions that require the applicable subsidiaries to maintain minimum financial strength ratings, typically from A.M. Best, ranging from "A" or better to "B+" or better, depending on the contract. Our clients may terminate these contracts or fail to renew them if the subsidiaries' ratings fall below these minimums. Termination of or failure to renew these agreements could materially and adversely affect our results of operations and financial condition.

A credit rating agency downgrade of our corporate senior debt rating could materially and adversely impact our business.

Currently, Assurant, Inc.'s senior debt is rated BBB by S&P and Baa2 by Moody's, and both ratings carry a stable outlook.

If our senior debt credit ratings were downgraded, particularly if downgraded below investment grade, our business, financial condition and results of operations, and perceptions of our financial strength, could be materially and adversely affected. A downgrade could adversely affect our liquidity and ability to access liquidity quickly or at all, increase our borrowing costs, decrease demand for our debt securities, and increase the expense and difficulty of financing our operations, including temporary financing for subsidiaries necessary to address any immediate liquidity concerns, or refinancing our existing indebtedness on similar or more favorable terms. For example, the interest rate payable on certain series of our senior notes is subject to increase if either of S&P or Moody's downgrades the credit rating assigned to such series of senior notes to BB+ or below or to Ba1 or below, respectively. Additionally, we could be subject to more restrictive financial and operational covenants in any indebtedness we issue in the future, which could reduce our operational flexibility. There can be no assurance that our credit ratings will not be downgraded. See Note 19 to the Consolidated Financial Statements included elsewhere in this Report for additional information on our senior notes and the impact of rating changes.

Fluctuations in the exchange rate of the U.S. Dollar and other foreign currencies may materially and adversely affect our results of operations.

While most of our costs and revenues are in U.S. Dollars, some are in other currencies, including labor costs in our international locations and Global Capabilities Centers. Because our financial results in certain countries are translated from local currency into U.S. Dollars upon consolidation, our results of operations, including period-over-period comparisons, have been and may continue to be affected by foreign exchange rate fluctuations. To a large extent, we do not currently hedge foreign currency risk. If the U.S. Dollar weakens against a local currency, the translation of our foreign-currency-denominated balances will result in increased net assets, net revenue, operating expenses and net income. Similarly, our net assets, net revenue, operating expenses and net income will decrease if the U.S. Dollar strengthens against a local currency. In 2023, we reported a $31.3 million unfavorable impact to net income due to foreign exchange-related losses. These fluctuations in currency exchange rates may result in losses that materially and adversely affect our results of operations.

Additionally, we may incur foreign exchange losses in connection with the designation of the U.S. Dollar as the functional currency of our international subsidiaries. For example, Argentina's economy is classified as highly inflationary in accordance with GAAP accounting requirements and, as a result, the functional currency of our Argentina subsidiaries was changed from the local currency to U.S. Dollars and their non-U.S. Dollar denominated monetary assets and liabilities were subject to remeasurement resulting in losses. We could incur additional losses, which would adversely affect our results of operations. For additional information on the change in functional currency for our Argentina subsidiaries and the effect thereof, see Note 2 to the Consolidated Financial Statements included elsewhere in this Report.

An impairment of our goodwill or other intangible assets could materially adversely affect our results of operations and book value.

As a result of acquisitions, we have added a considerable amount of goodwill and other intangible assets to our balance sheet. Goodwill represented 54% of our total equity as of December 31, 2023. We review our goodwill annually in the fourth quarter for impairment or more frequently if indicators of impairment exist. Such circumstances include a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a

significant decline in our expected future cash flows due to changes in company-specific factors or the broader business climate. In addition, other intangible assets collectively represented 12% of our total equity as of December 31, 2023. Estimated useful lives of finite intangible assets are reassessed on an annual basis. Generally, other intangible assets with finite lives are only tested for impairment if there are indicators of impairment identified, including a significant adverse change in the extent, manner or length of time in which the other intangible asset is being used or a significant adverse change in legal factors or in the business climate that could affect the value of the other intangible asset.

An impairment of goodwill or other intangible assets, or significant reduction in the useful lives of intangible assets, could have a material adverse effect on our profitability and book value. For more information on our annual goodwill impairment testing, the goodwill of our segments and related reporting units and intangible asset impairment testing, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Valuation and Recoverability of Goodwill" and Notes 2 and 15 to the Consolidated Financial Statements included elsewhere in this Report.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting. While management has certified that our internal control over financial reporting was effective as of December 31, 2023, because internal control over financial reporting is complex, there can be no assurance that our internal control over financial reporting will be effective in the future. We rely on manual processes and procedures that subject us to increased risk of error and internal control failure compared to automated processes. In 2022, we identified and disclosed certain accounting errors. Although we are in the process of implementing an integrated global financial system to, among other things, minimize our reliance on and use of manual processes, there can be no assurance that the implementation will be completed in a timely manner or on budget, or that it will achieve all of its intended goals. Any failure to implement required controls, or difficulties or errors encountered in their operation, including as a result of remote work arrangements, could adversely affect our results of operations or cause us to fail to meet our reporting obligations. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm would be unable to certify the effectiveness of our internal control over financial reporting or opine that our financial statements fairly present, in all material respects, our financial position, results of operations and cash flows in conformity with GAAP. Significant deficiencies or material weaknesses in internal control over financial reporting may prevent us from reporting our financial information on a timely basis or cause us to restate previously issued financial information, and thereby subject us to litigation and adverse regulatory consequences, including fines and other sanctions, and would require us to claw back certain executive compensation, which would be costly and time-consuming. If any of the foregoing were to occur, investor confidence in us and the reliability of our financial statements could erode, resulting in a decline in our stock price, impairing our ability to raise capital, negatively affecting our reputation and subjecting us to legal and regulatory risk.

Unfavorable conditions in the capital and credit markets may significantly and adversely affect our access to capital and our ability to pay our debts or expenses.

The global capital and credit markets have experienced periods of uncertainty, volatility and disruption, including the possibility of a U.S. government shutdown or default on its debt obligations, changes to U.S. and foreign tax and trade policies, imposition of new or increased tariffs, other trade restrictions, other government actions, foreign currency fluctuations and other factors. Our ability to raise money during such periods could be severely or entirely restricted. Our ability to borrow or raise money is important if our operating cash flow is insufficient to pay our expenses, meet capital requirements, repay debt, pay dividends on our common stock or make investments. As a holding company, we have limited direct operations of our own. The principal sources of our liquidity are dividends and other statutorily permissible payments from our subsidiaries, cash flow from our investment portfolio, the Credit Facility (as defined below) and liquid assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets include a variety of short-and long-term instruments. If our access to the capital and credit markets is restricted, our cost of capital could increase, thus decreasing our profitability and reducing our financial flexibility, including our ability to refinance maturities of existing indebtedness on similar or more favorable terms. Our results of operations, financial condition, cash flows and statutory capital position could be materially and adversely affected by periods of uncertainty, volatility and disruption in the capital or credit markets.

Our investment portfolio is subject to market risk, including changes in interest rates, that may adversely affect our results of operations and financial condition.

Investment returns are an important part of our profitability. Our investments are subject to market-wide risks and fluctuations, including in the fixed maturity, equity securities and real estate markets, which could impair our profitability, financial condition and cash flows. Further, in pricing our products and services, we incorporate assumptions regarding returns on our investments. Market conditions may not allow us to invest in assets with sufficiently high returns to meet our pricing assumptions and profit targets over the long term.

We are subject to interest rate risk in our investment portfolio. Changes in interest rates have, and may continue to, materially adversely affect the performance of some of our investments, including by materially reducing the fair value of and investment income from fixed maturity securities and increasing unrealized losses in our investment portfolio, which can adversely impact our capital. As of December 31, 2023, fixed maturity securities represented approximately 84% of our total investments and full year 2023 gross investment income from fixed maturity securities totaled $335.3 million. The fair market value of fixed maturity securities generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities generally increases or decreases directly with fluctuations in interest rates. In addition, actual investment income and cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

Recent periods have been characterized by an overall increase in interest rates. A prolonged period during which interest rates remain at high levels may result in greater unrealized losses in our investment portfolio. Conversely, a prolonged period during which interest rates are at lower levels may result in lower-than-expected investment income. We attempt to mitigate certain interest rate risk with hedging activities but such activities may not be effective. Though we employ asset/liability management strategies to manage the adverse effects of interest rate changes, significant fluctuations may require us to liquidate investments prior to maturity at a significant loss to pay claims, which could have a material adverse effect on our results of operations and financial condition. See "Item 7A – Quantitative and Qualitative Disclosures About Market Risk –Interest Rate Risk" in this Report.

Our investment portfolio is subject to credit, liquidity and other risks that may adversely affect our results of operations and financial condition.

We are subject to credit risk in our investment portfolio, primarily from our investments in corporate bonds, preferred stocks, leveraged loans, municipal bonds and commercial mortgages. Defaults by third parties in the payment or performance of their obligations could reduce our investment income and result in realized investment losses. The value of our investments may be materially adversely affected by downgrades in the corporate bonds included in our portfolio, increases in treasury rates or credit spreads and by other factors that may result in realized and unrealized investment losses and other-than-temporary impairments. The determination that a security has incurred an other-than-temporary impairment requires the judgment of management and there are inherent risks and uncertainties involved in making these judgments. Changes in facts, circumstances or critical assumptions could cause management to conclude that further impairments have occurred, which could lead to additional losses on investments. Each of these events may cause us to reduce the carrying value of our investment portfolio. For further details on net investment losses, see Note 8 to the Consolidated Financial Statements included elsewhere in this Report.

The value of any particular fixed maturity security is subject to impairment based on the creditworthiness of its issuer. As of December 31, 2023, fixed maturity securities represented approximately 84% and below investment grade securities (rated "BB" or lower by nationally recognized statistical rating organizations) represented approximately 5% of our total investments. Below investment grade securities generally are expected to provide higher returns but present greater risk and can be less liquid than investment grade securities. A significant increase in defaults and impairments on our fixed maturity securities portfolio could materially adversely affect our results of operations and financial condition. See "Item 7A – Quantitative and Qualitative Disclosures About Market Risk – Credit Risk" in this Report for additional information on the composition of our fixed maturity securities portfolio.

Equity securities represented approximately 3% of our total investments as of December 31, 2023. However, we have had higher percentages of equity securities in the past and may make more equity investments in the future. Investments in equity securities generally are expected to provide higher total returns but present greater risk to preservation of capital than our fixed maturity securities. All changes in the fair value of equity securities are reported in our statements of operations, which has increased the volatility of our financial results. See Note 2 to the Consolidated Financial Statements included elsewhere in this Report for more information.

Our investments in commercial mortgage loans on real estate (which represented approximately 4% of our total investments as of December 31, 2023) are relatively illiquid. If we require extremely large amounts of cash on short notice, we may have difficulty selling these investments at attractive prices and in a timely manner. In addition, default rates and losses on commercial mortgage loans are affected by a number of factors, including many U.S. regional lenders that are reducing their exposure to such loans.

The manner in which we allocate our resources across the portfolio or the types of assets in which we seek to invest may increase credit, liquidity and other risks that may adversely affect our results of operations and financial condition.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations and financial condition.

In accordance with applicable income tax guidance, we must determine whether our ability to realize the value of our deferred tax asset or to recognize certain tax liabilities related to uncertain tax positions is "more likely than not". Under current income tax guidance, a deferred tax asset should be reduced by a valuation allowance, or a liability related to uncertain tax positions should be accrued, if, based on the weight of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The realization of deferred tax assets depends upon the existence of sufficient taxable income of the same character during the carryback or carry-forward periods.

In determining the appropriate valuation allowance, management made certain judgments relating to recoverability of deferred tax assets, use of tax loss and tax credit carry-forwards, levels of expected future taxable income and available tax planning strategies. The assumptions in making these judgments are updated periodically on the basis of current business conditions affecting us and overall economic conditions. These management judgments are therefore subject to change due to factors that include changes in our ability to realize sufficient taxable income of the same character in the same jurisdiction or in our ability to execute other tax planning strategies. Furthermore, any future changes in tax laws could impact the value of our deferred tax assets. Management will continue to assess and determine the need for, and the amount of, the valuation allowance in subsequent periods. Any change in the valuation allowance could have a material adverse impact on our results of operations and financial condition.

Reinsurance may not be adequate or available to protect us against losses, and we are subject to the credit risk of reinsurers.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various operating segments. We also access the Florida Hurricane Catastrophe Fund ("FHCF") and the Reinsurance to Assist Policyholders ("RAP") program to reinsure eligible Florida risks, with the FHCF providing coverage each year and the RAP program providing coverage for the 2023 wind season. Although reinsurers are liable to us for claims properly ceded under our reinsurance arrangements, we remain liable to the insured as the direct insurer on all risks reinsured. Ceded reinsurance arrangements therefore do not eliminate our obligation to pay claims. We are subject to credit and other risks with respect to our ability to recover amounts due from reinsurers, the FHCF and the RAP program. The inability to collect amounts due from reinsurers and any changes in the FHCF and the RAP program could materially adversely affect our results of operations and financial condition.

The availability and cost of reinsurance are subject to prevailing reinsurance market conditions, which have been, and in the future may continue to be, adversely impacted by: the occurrence of significant reinsured events, including catastrophes, or expectations regarding increased occurrences of such events due to climate change; and other impacts on reinsurers' capital, such as increased demand for coverage driven by inflation, a volatile investment market or unforeseen litigation costs. Premiums charged for reinsurance coverage increased significantly in 2023 but have moderated slightly in 2024. In the future, we may not be able to obtain reinsurance coverage for some of our businesses at commercially reasonable rates or at all. In such a situation, we might be adversely affected by state and other regulations that prohibit us from excluding catastrophe exposures or from withdrawing from or increasing premium rates in catastrophe-prone areas. In addition, we may not be able to renew our current reinsurance facilities or obtain other reinsurance facilities in adequate amounts, at favorable rates and with favorable terms. The inability to obtain reinsurance at favorable rates or at all could cause us to reduce the level of our underwriting commitments, take more risk, hold more capital or incur higher costs. Any of these developments could materially adversely affect our results of operations and financial condition.

Through reinsurance, we have sold or exited businesses that could again become our direct financial and administrative responsibility if the reinsurers become insolvent.

In the past, we have sold, and in the future we may sell, businesses through reinsurance ceded to third parties. We have exited, expect to fully exit and in the future may exit certain businesses, including small commercial, through reinsurance. We have a reinsurance recoverable balance with John Hancock Life Insurance Company ("John Hancock") of $416.0 million as of December 31, 2023, related to the sale of our Long-Term Care division through reinsurance. The A.M. Best rating of John Hancock is currently A+. Certain assets backing reserves reinsured under this sale and other sales are held in trusts or separate accounts. However, if the reinsurers became insolvent, the assets in the trusts or separate accounts could prove insufficient to support the liabilities that would revert to us and we may again become responsible for administering these businesses. We do not currently have the administrative systems and capabilities to process these businesses. We might be forced to obtain such capabilities on unfavorable terms with a resulting material adverse effect on our results of operations and financial condition. In addition, other third parties to whom we have sold businesses in the past may in turn sell these businesses to other third parties, through reinsurance or otherwise, and we could face credit risks and risks related to the new administrative systems and capabilities of these third parties in administering these businesses.

For more information on these arrangements, including the reinsurance recoverables and risk mitigation mechanisms used, see Note 18 to the Consolidated Financial Statements included elsewhere in this Report.

We are exposed to risks related to the creditworthiness and reporting systems of some of our agents, third-party administrators and clients.

We are subject to the credit risk of some of the agents, third-party administrators, clients and client-owned reinsurance companies with which we contract in our businesses. We may incur losses related to accounts receivables, write-downs of upfront fees, write-downs of deferred acquisition costs, insurance reserves held by third parties with or without collateral (including the impairment of any collateral), reimbursement of claims or commissions prepaid by us and loans granted to such counterparties. In addition, some of our agents, third-party administrators and clients collect and report premiums or pay claims on our behalf. Also, under certain contractual arrangements, we pay claims on behalf of third parties and subsequently seek reimbursement. These parties' failure to remit all premiums collected or to pay claims on our behalf or to reimburse us for paid claims on a timely and accurate basis could have an adverse effect on our results of operations.

Our subsidiaries' inability to pay us sufficient dividends could prevent us from meeting our obligations and paying future stockholder dividends.

As a holding company whose principal assets are the capital stock of our subsidiaries, we rely primarily on dividends and other statutorily permissible payments from our subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations, to repurchase shares or debt, to pay for certain expenses, to acquire new businesses, and to pay dividends to common stockholders. Our subsidiaries' ability to pay dividends and to make such other payments depends on their GAAP equity or statutory surplus, future earnings, cash position, rating agency requirements and regulatory restrictions, as applicable. Regulators could increase capital requirements for our subsidiaries, thereby reducing deployable capital at such subsidiary. Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of our subsidiaries' creditors, including policyholders, have priority over our claims with respect to our subsidiaries' assets and earnings. If any of our subsidiaries becomes insolvent, liquidates or otherwise reorganizes, our creditors and stockholders will have no right to proceed against our subsidiary's assets or to cause the liquidation, bankruptcy or winding-up of our subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that subsidiary and the insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary.

The payment of dividends by any of our regulated domestic insurance company subsidiaries in excess of specified amounts (i.e., extraordinary dividends) must be approved by the subsidiary's domiciliary jurisdiction department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by jurisdiction. Some jurisdictions have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance subsidiaries to us (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, they may block such payments that would otherwise be permitted without prior approval. Future regulatory actions could further restrict our insurance subsidiaries' ability to pay us dividends. For more information on the maximum amount of dividends our regulated U.S. domiciled insurance subsidiaries could pay us in 2023 under applicable laws and regulations, without prior regulatory approval, see "Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Dividend Policy."

Any additional material restrictions on our insurance subsidiaries' ability to pay us dividends could adversely affect our ability to pay any dividends on our common stock, service our debt and pay other expenses.

Our ability to declare and pay dividends on our capital stock may be limited.

Our declaration and payment of dividends on our common stock in the future will be determined by the Board in its sole discretion and will depend on various factors, including: our subsidiaries' payment of dividends and other statutorily permissible payments to us; our results of operations and cash flows; our financial condition and capital requirements; general business conditions and growth prospects; any legal, tax, regulatory and contractual restrictions on the payment of dividends; and any other factor the Board deems relevant. The payment of dividends on our common stock may be subject to the preferential rights of preferred stock that the Board may create from time to time. The Credit Facility contains limitations on our ability to pay dividends to our stockholders if we are in default, or such dividend payments would cause us to be in default, of our obligations thereunder. In addition, if we defer the payment of interest on our Subordinated Notes (as defined hereafter), we generally may not make payments on our capital stock. Furthermore, the agreements governing any of our or our subsidiaries' future indebtedness may limit our ability to declare and pay dividends on our common stock. In the event that any agreements governing any such indebtedness restrict our ability to declare and pay dividends in cash on our common stock, we may be unable to declare and pay dividends in cash on our common stock unless we can repay or refinance the amounts outstanding under such agreements.

Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.

We use various modeling techniques and data analytics throughout the organization to analyze and estimate exposures, loss trends, and other risks associated with our assets, liabilities, profitability and cash flows. This includes both proprietary and third-party modeled outputs and related analysis to assist us in decision-making related to pricing and rate filings, catastrophe and non-catastrophe modeling, loss reserving, asset management, corporate tax, financial reporting, and risk and capital management, among other things. The modeled outputs and related analyses are subject to uncertainties and the inherent limitations of any statistical analysis, including model design errors; rely on numerous assumptions and the use of historical internal and industry data; and may lead to unintentional bias. In addition, climate change may make it more difficult to predict and model catastrophes, reducing our ability to accurately price our exposure to such events and mitigate risks. As a result, actual results may differ materially from our modeled results. If, based upon these models, we misprice our products, underestimate the frequency or severity of catastrophes and non-catastrophe losses, or fail to appropriately estimate the risks we are exposed to, which has occurred from time to time, our business, results of operations and financial condition may be materially adversely affected.

Technology, Cybersecurity and Privacy Risks

The failure to effectively maintain and modernize our technology systems and infrastructure and integrate those of acquired businesses could adversely affect our business.

The success of our business depends on our ability to maintain effective, secure and reliable technology systems and infrastructure and to modernize them to support current and new clients and grow in an efficient and cost-effective manner. Some of the Company's technology systems and software are legacy-type systems that are less efficient and require an ongoing commitment of significant resources to maintain or upgrade to current standards, including business continuity procedures. We are undergoing a multiyear transformation of our information technology systems and infrastructure involving several enterprise-wide technology initiatives to support our strategy and keep pace with continuing changes in information processing technology and evolving industry and regulatory requirements. This includes implementing an integrated global financial system; enhancing existing systems, procedures and controls; developing new systems and products; and retiring certain legacy systems. We have also migrated many of our systems and applications to the cloud, which is key to our technology strategy. We currently rely on significant manual processes and procedures that subject us to increased risk of error and internal control failure compared to automated processes. We must integrate the systems of acquired businesses effectively so that technology gained through acquisitions meets the required level of security and performance capabilities to avoid additional risk to existing operations.

Our ability to modernize our technology systems and infrastructure requires us to execute large-scale, complex programs and projects, which rely on the commitment of significant financial and managerial resources and effective planning and management processes. We may be unable to implement these programs and projects effectively, efficiently or in a timely manner, which could result in operational resiliency issues, poor customer experience, cost overruns, additional expenses, reputational harm, legal and regulatory actions, and other adverse consequences.

If we are unable to maintain technology systems, infrastructure, procedures (including technology continuity planning and recovery testing) and controls that function effectively without interruption and securely (including through a failure to replace or update redundant or obsolete hardware, applications or software systems), or to update or integrate our systems, we may not be able to service our clients and their customers, successfully offer our products, grow our business and account for transactions in an appropriate and timely manner, and our relationships with clients could be adversely affected. We are dependent on vendors and other third parties to maintain reliable and secure network systems that provide adequate speed and data capacity. For example, we utilize third-party cloud service providers in connection with certain key aspects of our business and operations, including in the Global Automotive businesses and in implementing an integrated global financial system, and any disruption of, or interference with, our use of such cloud services could have a material adverse impact on our business and operations. We have from time to time experienced operational resiliency issues, including the unavailability of technology systems upon which our clients rely. Such failures could result in loss of business and adversely affect our financial condition and results of operations. For risks relating to the security of our technology systems and cybersecurity incidents, see " – *We could incur significant liability if our technology systems or those of third parties are breached or we or third parties otherwise fail to protect the security of data residing on our respective systems, which could adversely affect our business and results of operations.*"

We could incur significant liability if our technology systems or those of third parties are breached or we or third parties otherwise fail to protect the security of data residing on our respective systems, which could adversely affect our business and results of operations.

We rely on the uninterrupted and secure operation of our technology systems, including information technology systems and operational technology systems, to operate our business and securely process, transmit and store electronic information.

35

This electronic information includes confidential and other sensitive information, including personal data, that we receive from our customers, vendors and other third parties. Our technology systems and safety control systems and those of our vendors and other third parties with whom we share sensitive information are vulnerable to, and in some cases have been subject to, damage or interruption from a variety of external threats, including cybersecurity incidents, computer viruses, malware and ransomware, as well as targeted attacks against our employees, which have been increasing in frequency.

Cybersecurity incidents are rapidly evolving and becoming increasingly sophisticated, partly due to the growing use of artificial intelligence by malicious actors. We are at risk of attack, and from time to time have been the subject of an attack, by a growing list of adversaries, including state-sponsored organizations, organized crime, hackers and "hacktivists" (activist hackers), through the use of increasingly sophisticated methods of attack, including long-term, persistent attacks referred to as advanced persistent threats, attacks via yet unknown vulnerabilities referred to as zero-day threats and credential harvesting attacks against our employees. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures, resulting in potential data loss or other damage to technology systems. As the breadth and complexity of the technologies we use continue to grow, and as a result of the remote and hybrid work arrangements for a significant portion of our employees, the risk of security breaches and cybersecurity incidents has increased.

Our systems have also been subject to compromise from internal threats such as improper action by employees and third parties who may have otherwise legitimate access to our systems. Our call centers subject us to additional risk from internal threats due to access to personal data. Moreover, we face the ongoing challenge of managing access controls in a complex environment. Remote and hybrid work arrangements, including the use of personal devices and home networks that are not managed by the organization's security control framework, bypass certain physical security controls for our employees and the employees of our vendors who have access to sensitive information. While additional controls have been put in place, they may not be sufficient to discover compromises that occur due to the loss of physical controls. The latency of a compromise is often measured in months, and we may not be able to detect a compromise in a timely manner. We could experience significant financial and reputational harm as a result of operational resiliency issues, including if our technology systems are breached, sensitive client or Company data are compromised, modified, rendered inaccessible for any period of time or made public, or if we fail to make adequate disclosures to the public or law enforcement agencies following any such event.

Our data protection measures may not be effective to protect our network and systems from external and internal threats. Should an attacker gain access to our network using compromised credentials of an authorized user or otherwise, or gain entry as a result of a zero-day exploit or other vulnerabilities that may exist in our systems environment, which has occurred from time to time, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems take significant time and resources to deploy broadly and may not be effective against an attack. Additionally, our policies, procedures and technical safeguards may be insufficient to prevent or detect improper access to confidential, personal or proprietary information and other cybersecurity incidents, assess the severity or impact of any such incidents or appropriately respond in a timely manner. The inability to implement, maintain and upgrade effective protective measures and other safeguards or adequately respond to a breach could have a material adverse effect on our business.

Although we continue to invest in security and engage in best practices for software development, code vulnerabilities may still be introduced into production environments. Our technology systems must be continually patched and upgraded to protect against vulnerabilities, including zero-day threats, and we are at risk that cyber attackers exploit these vulnerabilities before they have been addressed. Due to the large number and age of the systems and platforms that we operate and the increased frequency with which vendors issue security patches to their products, the need to test patches and, in some cases coordinate with clients and vendors, before they can be deployed, we are at risk that we cannot deploy these patches to remediate these vulnerabilities in a timely and effective manner. We are dependent on vendors and other third parties, such as cloud service providers, to keep their systems patched in order to protect our data. We have vendors and other third parties who receive data from us in connection with the services we offer our customers. In addition, we have migrated certain data, and may increasingly migrate data, to the cloud hosted by third-party providers. We are at risk of a cybersecurity incident involving a vendor or other third party, which could result in a breakdown of such third party's data protection measures or access to our infrastructure through the third party. To the extent that a vendor or third party suffers a cybersecurity incident that compromises their operations, our data and our customers' data could be compromised or we may experience service interruption. Any failure related to these activities and operational resiliency could have a material adverse effect on our business.

The process of integrating the technology systems of the businesses we acquire is complex and exposes us to additional risk. For instance, we may not adequately identify weaknesses in an acquired entity's technology systems, either before or after the acquisition, which could affect the value we are able to derive from the acquisition, expose us to unexpected liabilities or make our own systems more vulnerable to a cybersecurity incident. We may be unable to integrate the systems of the

businesses we acquire into our environment in a timely manner, which could further increase these risks until such integration takes place.

We have from time to time experienced cybersecurity incidents, such as malware incursions, distributed denial of service attacks, hardware misconfigurations, zero-day exploits, credential harvesting, social engineering attacks, employee misconduct and incidents resulting from human error, such as loss of portable and other data storage devices. Like many companies, we are subject to regular phishing email and social media engineering campaigns directed at our employees that have become more sophisticated and successful, partly through the use of artificial intelligence, and can result in malware infections and financial and data losses. Although some of these incidents have resulted in data loss and other damages, to date, they have not had a material adverse effect on our business or operations. In the future, these types of incidents could result in confidential, restricted personal or proprietary information being lost or stolen, modified, rendered inaccessible for any period of time, or made public, including client, employee or Company data, which could have a material adverse effect on our business.

Improper access to or disclosure of sensitive client or Company information, which has occurred from time to time, could harm our reputation and subject us to significant liability under our contracts, as well as under existing or future laws, rules and regulations. In the event of a cybersecurity incident, we might have to take our systems offline, which could interfere with services to our clients or damage our reputation. In addition, our liability insurance policy, which includes cyber insurance, may not be sufficient in type or amount to fully cover us against claims and costs related to security breaches, cybersecurity incidents, and other related data and system incidents.

Legal and Regulatory Risks

We are subject to extensive laws and regulations, which increase our costs and could restrict the conduct of our business, and violations or alleged violations of such laws and regulations could have a material adverse effect on our reputation, business and results of operations.

We are subject to extensive regulation under the laws of the U.S. and its various states and territories, the E.U. and its member states, the U.K. and the other jurisdictions in which we operate. We are subject to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Anti-Bribery Act, trade sanctions, export control regulations and restrictions and anti-money laundering laws. We are subject to other laws and regulations on matters as diverse as antitrust, internal control over financial reporting and disclosure controls and procedures, accounting standards implemented by the Financial Accounting Standards Board and accounting-related rules and interpretations of the Securities and Exchange Commission, environmental protection, wage-and-hour standards, and employment and labor relations. In addition, new or proposed environmental, social and governance laws and regulations, including those related to climate change, may result in expanded mandatory and voluntary reporting, diligence and disclosure. There is also significant uncertainty in the evolving regulatory regime relating to artificial intelligence, and our current use and continued exploration of the use of this technology in our business may subject us to regulatory scrutiny, litigation, and social and ethical concerns.

Our domestic and international insurance subsidiaries are subject to extensive regulatory oversight, including: restrictions and requirements related to licensing; capital, surplus and dividends; underwriting limitations; the ability to enter, exit and continue to operate in markets; statutory accounting and other disclosure requirements; the ability to provide, terminate or cancel certain coverages; premium rates, including regulatory ability to disapprove or reduce the premium rates companies may charge; trade and claims practices; product forms, including regulatory ability to disapprove new product filings; content of disclosures to consumers; type, amount and valuation of investments; assessments or other surcharges for guaranty funds and companies' ability to recover assessments through premium increases; and market conduct and sales practices.

The U.S. and foreign laws and regulations that apply to our operations are complex and may change rapidly, and our efforts to comply with them require significant resources and increase the costs and risks of doing business. The regulations we are subject to have become more stringent over time, may decrease the need for our services, impose significant operational limits on our business and may be inconsistent across jurisdictions. Further, the laws and regulations affecting our business are subject to change as a result of, among other things, new interpretations and judicial decisions, and any such changes may increase the regulatory requirements imposed on us, impact the way we are able to do business, impact efforts to protect intellectual and other property, and significantly harm our business and results of operations. While we attempt to comply with applicable laws and regulations, there can be no assurance that we or our employees, consultants, contractors and other agents are in full compliance with such laws and regulations at all times or that we will be able to comply with any future laws or regulations. If we fail to comply with applicable laws and regulations, which occurs from time to time, we may be subject to investigations, criminal penalties, civil remedies or other adverse consequences, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business, redress to clients, exposure to negative publicity or reputational damage and harm to client, employee and other relationships. Moreover, our failure to comply with laws or regulations in one jurisdiction may result in increased regulatory scrutiny by other regulatory agencies in that jurisdiction or regulatory agencies in other jurisdictions. The costs of compliance and the consequences of non-compliance could have a material adverse effect on our

business, results of operations and financial condition. For additional discussion of the various laws and regulations affecting our business, see "Item 1 – Business – Regulation" in this Report.

Changes in tax laws and regulations could have a material adverse impact on our results of operations and financial condition.

Federal, state or foreign tax laws and regulations, or their interpretation and application, are subject to significant change and may have a material adverse impact on our results of operations and financial condition. For example, in 2022, the Inflation Reduction Act (the "IRA"), which introduced a 15% corporate alternative minimum tax applicable to corporations in certain situations and a 1% excise tax on corporate share repurchases, among other things, was enacted. Compliance with the IRA may require the collection of information not regularly produced within the Company, the use of estimates in our Consolidated Financial Statements, the exercise of significant judgment in accounting for its provisions and increase costs. In addition, the Organization for Economic Co-operation and Development's (the "OECD") efforts around Global Pillars I and II dealing with possible new digital taxes and global minimum taxes could increase the Company's overall tax burden, adversely impacting the Company's business, results of operations and financial condition. As part of the OECD's Global Pillar II rules, the OECD recommended a 15% global minimum tax on adjusted financial reported income. Many jurisdictions, including Japan, the European Union and the United Kingdom, have adopted or plan to adopt Global Pillar II for tax years beginning in 2024. The overall impact of the IRA and the OECD's Global Pillar I and II rules is uncertain due to the ambiguities in the application of certain provisions, the impact of future guidance, interpretations or rules issued by government agencies and potential court decisions interpreting the legislation. Future changes in tax laws, including changes in the application or interpretation of the IRA, the OECD's Global Pillar I and II rules, or increases to the corporate tax rate, could have a material adverse impact on our results of operations and financial condition.

Our business is subject to risks related to litigation and regulatory actions.

From time to time, we may be, and in certain cases have been, subject to a variety of legal and regulatory actions relating to our current and past business operations, including:

- industry-wide investigations regarding business practices, including the use and marketing of certain types of insurance policies or certificates of insurance, and compliance with guidance issued by regulators;

- actions by regulatory authorities that may restrict our ability to increase or maintain our premium rates, require us to reduce premium rates, require us to allow customers to defer premium payments on certain of our products, make offering our products more expensive or unattractive to our clients, impose fines or penalties, and result in other expenses;

- market conduct examinations, for which we are required to pay the expenses of the regulator as well as our own expenses, and which may result in fines, penalties, and other adverse consequences;

- disputes regarding our lender-placed insurance products, including those relating to rates, agent compensation, consumer disclosure, continuous coverage requirements, loan tracking services and other services that we provide to mortgage servicers;

- disputes over coverage or claims adjudication, including in our sharing economy business;

- disputes over our treatment of claims, in which states or insureds may allege that we failed to make required payments or meet prescribed deadlines for adjudicating claims;

- disputes regarding regulatory compliance, sales practices, disclosures, premium refunds, licensing, underwriting and compensation arrangements, including if our climate change mitigation plans and targets are not met;

- disputes over liability claims under comprehensive general liability policies involving property damage or personal injury at insured properties or relating to insured vehicles;

- disputes alleging bundling of credit insurance and extended service contracts and related products with other products provided by financial institutions;

- disputes with tax and insurance authorities regarding our tax liabilities;

- investigations alleging violations of fraud, sanctions, money laundering and/or export control laws;

- disputes relating to customers' claims that they were not aware of the full cost or existence of the insurance or limitations on insurance coverage;

- disputes relating to protecting our intellectual property portfolio and by third parties alleging intellectual property infringement; and

- employment litigation claims brought by current or former employees.

Further, actions by certain regulators may cause additional changes to the structure of the lender-placed insurance industry, including the arrangements under which we track coverage on mortgaged properties. These changes could materially adversely affect the results of operations of Global Housing and the results of operations and financial condition of the Company. For additional information, see "Item 1 – Business – Regulation" in this Report.

We are involved in a variety of litigation and legal and regulatory proceedings relating to our current and past business operations and may, from time to time, become involved in other such actions. We continue to defend ourselves vigorously in these proceedings.

We participate in settlements on terms that we consider reasonable; however, the results of any pending or future litigation and regulatory proceedings are inherently unpredictable and involve significant uncertainty. Unfavorable outcomes in litigation or regulatory proceedings or significant problems in our relationships with regulators could materially adversely affect our results of operations, financial condition, reputation, ratings and ability to continue to do business. They could expose us to further investigations or litigation. In addition, certain of our clients in the mortgage, auto financing, credit card and banking industries are the subject of various regulatory investigations and litigation matters regarding mortgage lending practices, credit insurance, debt-deferment and debt cancellation products, and the sale of protection products, which could indirectly negatively affect our businesses. For additional information, see "Item 3 – Legal Proceedings" and Note 28 to the Consolidated Financial Statements included elsewhere in this Report.

The costs of complying with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection could adversely affect our financial condition, operating results and reputation.

In providing services and solutions to our customers and operating our business, we process, store and transfer sensitive customer, end-consumer and Company data, including personal data, in and across multiple jurisdictions. As a result, we are or may become subject to a variety of laws and regulations in the U.S. and abroad regarding privacy, data protection and data security. For discussion of the various laws and regulations affecting our business, see "Item 1 – Business – Regulation" in this Report. The scope and interpretation of these laws and additional laws that are or may be applicable to us are continuously evolving, often uncertain and may be conflicting, particularly with respect to foreign laws. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time and may restrict the way services involving data are offered, all of which may adversely affect our results of operations. Complying with these and similar laws and regulations requires us to make significant changes to our operations, which rely on the commitment of significant financial and managerial resources and effective planning and management processes. We may be unable to implement required operational changes effectively, efficiently or in a timely manner, which could result in cost overruns, additional expenses, reputational harm, legal and regulatory actions and other adverse consequences.

Unauthorized disclosure or transfer of personal or otherwise sensitive data, whether through systems failure, employee negligence, fraud, misappropriation or other means, by us, our vendors or other parties with whom we do business could subject us to significant litigation, monetary damages, regulatory enforcement actions, fines, criminal prosecution and other adverse consequences in one or more jurisdictions. Such events could result in negative publicity and damage to our reputation and cause us to lose clients, which could have a material adverse effect on our results of operations.

Our business is subject to risks related to reductions in the insurance premium rates we charge.

We file rates with the state departments of insurance in the ordinary course of business. The rates associated with the premiums we charge are subject to review by regulators. The results of such reviews vary, and regulators could require us to reduce our rates based on various factors, including if they consider our loss ratios to be too low. Significant rate reductions could materially reduce our profitability.

From time to time we have engaged in discussions and proceedings with certain state regulators regarding our lender-placed insurance business. As previously disclosed, we completed a regulatory settlement agreement (the "RSA") in 2017 to resolve a targeted multistate market conduct examination focused on lender-placed insurance, which includes a number of requirements and restrictions that are applicable in all participating states and U.S. territories. Among other things, the terms of the RSA require more frequent rate filings for lender-placed insurance. This could result in downward pressure on premium rates for these products. If such filings result in significant decreases in premium rates for our lender-placed insurance products, our cash flows and results of operations could be materially adversely affected.

Changes in insurance regulation may reduce our profitability and limit our growth.

Legislation or other regulatory reform related to the insurance industry that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations. Various state and federal regulatory authorities have taken actions with respect to our lender-placed insurance business, including the multistate market conduct examination and related RSA in 2017. If we were unable for any reason to comply with any new or

revised requirements, including the RSA, it could result in substantial costs to us and ongoing reporting and monitoring obligations, and may materially adversely affect our results of operations and financial condition. In addition, new interpretations of existing laws or new judicial decisions affecting the insurance industry could adversely affect our business.

Insurance industry-related legislative or regulatory changes that could significantly harm our subsidiaries and us include:

- imposed reductions in premium rates, limitations on the ability to raise premiums on existing policies, limitations on the ability to provide evergreen contracts or new minimum loss ratios;

- increases in minimum capital, reserves, liquidity, solvency and other financial viability requirements, such as RBC standards established by the NAIC (each as defined hereafter);

- enhanced or new regulatory requirements intended to prevent future financial crises or to otherwise ensure the stability of institutions;

- new licensing requirements;

- restrictions on the ability to offer certain types of insurance products, service contracts or other protection products;

- prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

- more stringent standards of review for claims denials or coverage determinations;

- increased regulation relating to lender-placed insurance; and

- new or enhanced regulatory requirements that require insurers to pay claims on terms other than those mandated by underlying policy contracts.

In addition, regulators in certain states have hired third-party auditors to audit the unclaimed property records of insurance companies operating in those states. Among other companies, we are currently subject to these audits in a number of states and have been responding to information requests from these auditors.

General Risk Factors

Our common stock may be subject to stock price and trading volume volatility.

Our common stock price and trading volume has from time to time and could in the future materially fluctuate in response to a number of events and factors, including: variations in our quarterly operating results, including against expectations; client or business losses; catastrophe and non-catastrophe losses; the operating and stock price performance of comparable companies; changes in our insurance subsidiaries' financial strength ratings; changes in our corporate debt ratings; changes to our registered securities; limitations on premium levels or the ability to maintain or raise premiums on existing policies; regulatory developments affecting our products or services; and negative publicity relating to us or our competitors. In addition, macroeconomic, geopolitical conflicts and industry fluctuations, including the current inflationary environment, may materially and adversely affect the trading price or volume of our common stock, regardless of our actual operating performance.

Employee misconduct could harm us by subjecting us to significant legal liability, regulatory scrutiny and reputational harm.

Our ability to attract, recruit, hire, motivate, develop and retain employees and clients depends upon our corporate culture. Our employees are the cornerstone of our culture and acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation. Our employees could engage or be accused of engaging in misconduct that subjects us to litigation, regulatory sanctions, financial costs and serious harm to our reputation or financial position. Employee misconduct could prompt regulators to allege or determine, on the basis of such misconduct, that we have not established an adequate program to inform employees of applicable rules or to detect and deter violations of such rules. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent misconduct may not be effective. Misconduct by employees, or even unsubstantiated allegations, could have a material adverse effect on our financial position, reputation and business.

Applicable laws and our certificate of incorporation and by-laws may discourage takeovers and business combinations that some stockholders might consider to be in their best interests.

Applicable laws and our certificate of incorporation and by-laws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider to be in their best interests. For example, Section 203 of the General Corporation Law of the State of Delaware may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of our outstanding voting stock. These provisions may make it difficult for stockholders to replace or remove our directors, which could delay, defer or prevent a change in control. Such provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the

existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Additionally, applicable state and foreign insurance laws may require prior approval of an application to acquire control of a domestic insurer. State statutes generally provide, and certain foreign statutes provide, that control over a domestic insurer is presumed to exist when any person directly or indirectly owns, controls, has voting power over, or holds proxies representing, 10% or more of the domestic insurer's voting securities. The application process can be extensive, thereby discouraging the acquisition of a control position.

Our certificate of incorporation or by-laws contain provisions that permit the Board to issue one or more series of preferred stock, prohibit stockholders from filling vacancies on the Board, prohibit stockholders from calling special meetings of stockholders and from taking action by written consent and impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

We face a multitude of cybersecurity threats from a range of adversaries. Our vendors, clients, distributors and other third parties with whom we work face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our business, operations, financial condition and results of operations.

The Board has ultimate oversight of cybersecurity risk. The Board reviews management's assessment of our key enterprise risks and its strategy with respect to each risk, including cybersecurity risks, and receives a corresponding risk management update annually. The Information Technology Committee reviews the effectiveness of our cybersecurity controls and procedures, including procedures to identify and assess internal and external risks from cybersecurity threats; controls to prevent and protect from cyberattacks, unauthorized access or other malicious acts and risks; procedures to detect, respond to, mitigate negative effects from and remediate cybersecurity attacks; and controls and procedures for fulfilling applicable regulatory reporting and disclosure obligations of the risks and costs of cybersecurity incidents. Our Chief Information Security Officer ("CISO") briefs or provides a report to the Information Technology Committee on our cybersecurity and information security posture and program at least quarterly, including penetration test results and related remediation and significant cybersecurity incidents, and also provides an annual cybersecurity update to the full Board.

Cybersecurity risk is integrated into our Global Risk Management process. Cybersecurity risk continues to be identified as one of our key enterprise risks. Risk owners from the Management Committee, senior leadership and the Global Risk Management function have been assigned to develop risk mitigation plans, which are tracked and reported at least quarterly to the Finance and Risk Committee of the Board and annually to the Board. See "Item 1 – Business – Global Risk Management" for more information on the Global Risk Management function.

Our CISO, who reports to our Global Technology Officer on the Management Committee, has over 20 years of information technology and security program management experience, holds a Certified Information Security Manager certification and has led our information security team, including information technology compliance and risk management, since 2009. Our Global Technology Officer joined the Company in 2016 and has over 30 years of information technology experience, including leading global digital, security, infrastructure, cloud services and application teams. Prior to joining the Company in 2016, our Global Technology Officer was chief information officer at a large, publicly-traded energy company.

Our CISO has implemented a management-level governance structure and process to assess, identify, manage and report cybersecurity risks, and manage our overall information security program. The Information Security Board, led by our CISO and comprised of leaders from all of our lines of business and key functional areas such as Global Risk Management, Privacy and Compliance, as well as members of our information security team, meets quarterly, and is responsible for overseeing our information security program, including our information security strategy and related policies and standards. The information security team manages cybersecurity risks and controls, and continually enhances a global security control framework with the ultimate goal of preventing cybersecurity incidents to the extent feasible, while simultaneously minimizing the business impact should an incident occur.

We have implemented cybersecurity policies and standards based on leading industry frameworks, including the ISO 27001 standard and the National Institute of Standards and Technology Cybersecurity Framework, and regularly assess our policies and practices, including tabletop exercises, aimed at mitigating cybersecurity risks. In the event of a cybersecurity incident, we follow our Enterprise Information Security Incident Response Plan (the "IRP"), which outlines steps from incident detection to assessment, response, mitigation, recovery and notification, including to key functional areas such as Global Risk

Management, Corporate Law, Privacy and Compliance, senior leadership and the Board, as appropriate. The IRP includes quantitative and qualitative incident assessment guidance and promotes engagement with multidisciplinary teams across the enterprise to facilitate real-time information sharing during a cybersecurity incident.

Employees outside of our information security team as well as third-party cybersecurity experts have an important role in our cybersecurity defenses. We require employees to participate in annual cybersecurity training and provide them with additional optional training and awareness materials, and regularly engage our employees in phishing exercises, reporting results to the Information Technology Committee. In addition, we regularly engage assessors, consultants, auditors and other third parties in our management of cybersecurity risk. For example, third parties are engaged to conduct evaluations of the maturity and effectiveness of our security program, including testing the design and operational effectiveness of security controls, penetration testing, engaging in independent audits, reviewing our policies and standards, and consulting on best practices to address new challenges. We also receive threat intelligence from government agencies, information sharing and analysis centers, and cybersecurity associations.

We rely on our vendors and other third parties, including the continued availability of their products and services, to conduct business and provide services to our clients. A cybersecurity incident at a vendor or other third party could materially adversely impact us. We assess third-party cybersecurity controls through a cybersecurity questionnaire and a review of independent cybersecurity rating assessments. Our contracts with third parties generally include security and privacy addendums where applicable and require counterparties to meet a specific standard of data security and report cybersecurity incidents to us.

While we have not experienced a cybersecurity incident that resulted in a material adverse effect on our business, operations, financial condition or results of operations, there can be no guarantee that we will not experience such an incident in the future. Although we maintain cybersecurity insurance, the costs and expenses related to cybersecurity incidents may not be fully insured. See "Item 1A – Risk Factors – Technology, Cybersecurity and Privacy Risks – *The failure to effectively maintain and modernize our technology systems and infrastructure and integrate those of acquired businesses could adversely affect our business*", " – Technology, Cybersecurity and Privacy Risks – *We could incur significant liability if our technology systems or those of third parties are breached or we or third parties otherwise fail to protect the security of data residing on our respective systems, which could adversely affect our business and results of operations*" and " – Business Strategic and Operational Risks – *Our inability to successfully recover should we experience a business continuity event could have a material adverse effect on our business, financial condition and results of operations*" for more information.

Item 2. *Properties*

We own four properties. We have a shared headquarters building in Atlanta, Georgia, which serves as our corporate headquarters, as well as the headquarters for our Global Lifestyle and Global Housing businesses. It is also a primary information technology center. In addition, Global Housing has operations centers located in Florence, South Carolina and Springfield, Ohio. During third quarter 2023, we submitted an agreement to sell our Miami, Florida location, which had served as a shared office space supporting our Global Lifestyle and Global Housing businesses, to a potential acquiror, which is subject to review, approval, execution and other conditions. For more information on the potential sale, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." We lease office space and device care centers globally, with terms ranging from month-to-month to thirteen years. We believe that our owned and leased properties are sufficient to support our current business operations.

Item 3. *Legal Proceedings*

For a description of any material pending legal proceedings in which we are involved, see "Commitments and Contingencies – Legal and Regulatory Matters" in Note 27 to the Consolidated Financial Statements included elsewhere in this Report, which is hereby incorporated by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the NYSE under the symbol "AIZ." On February 9, 2024, there were approximately 203 registered holders of record of our common stock.

Stock Performance Graph

The following graph compares the cumulative total return (stock price increase plus reinvestment of dividends paid) on our common stock from December 31, 2018 through December 31, 2023 with the cumulative total returns for the S&P 400 MidCap Index and the S&P 500 Index, as the broad equity market indexes, and the S&P 500 Multi-line Insurance Index, as the published industry index. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2018 and that all dividends were reinvested.



Comparison of Cumulative Total Return
$225
$200
$175
$150
$125
$100
$75
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
Assurant, Inc.
S&P 400 MidCap Index
S&P 500 Index
S&P 500 Multi-line Insurance Index

Total Values/Annual Return Percentages
(Includes reinvestment of dividends)

Security / Index	Initial Investment at 12/31/2018	TOTAL VALUES December 31, 2019	2020	2021	2022	2023
Assurant, Inc. Common Stock	$ 100.00	$ 149.78	$ 158.91	$ 185.06	$ 151.12	$ 207.82
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
S&P 400 MidCap Index	100.00	126.20	143.44	178.95	155.58	181.15
S&P 500 Multi-line Insurance Index	100.00	135.64	110.85	161.59	177.22	198.86

Security / Index	ANNUAL RETURN PERCENTAGES Years Ended December 31, 2019	2020	2021	2022	2023
Assurant, Inc. Common Stock	49.78 %	6.09 %	16.46 %	(18.34)%	37.52 %
S&P 500 Index	31.49	18.40	28.71	(18.11)	26.29
S&P 400 MidCap Index	26.20	13.66	24.76	(13.06)	16.44
S&P 500 Multi-line Insurance Index	35.64	(18.28)	45.78	9.67	12.21

Issuer Purchases of Equity Securities

The table below provides information regarding purchases of our common stock during the fourth quarter of 2023.

Period in 2023	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (1)
October 1 – October 31	204,054	$ 147.01	204,054	$ 174.5
November 1 – November 30	100,411	165.98	100,411	757.8
December 1 – December 31	497,301	167.57	497,301	674.5
Total fourth quarter	801,766	$ 162.14	801,766	$ 674.5

(1) Shares purchased pursuant to the May 2021 publicly announced share repurchase authorizations of up to $900.0 million aggregate cost at purchase of outstanding common stock. In November 2023, the Board authorized an additional share repurchase program for up to $600.0 million aggregate cost at purchase of outstanding common stock. As of December 31, 2023, $674.5 million aggregate cost at purchase remained unused under the repurchase authorizations.

Dividend Policy

Any determination to pay future dividends will be at the discretion of the Board and will be dependent upon various factors, including: our subsidiaries' payments of dividends and other statutorily permissible payments to us; our results of operations and cash flows; our financial condition and capital requirements; general business conditions and growth prospects; any legal, tax, regulatory and contractual restrictions on the payment of dividends; and any other factors the Board deems relevant.

We are a holding company and, therefore, our ability to pay dividends on our common stock, repurchase shares or debt, service our debt and meet our other obligations depends primarily on the ability of our subsidiaries to pay dividends and make other statutorily permissible payments to us. Our insurance subsidiaries are subject to significant regulatory and other restrictions limiting their ability to declare and pay dividends. See "Item 1A – Risk Factors – Financial Risks – *Our subsidiaries' inability to pay us sufficient dividends could prevent us from meeting our obligations and paying future stockholder dividends.*" For the year ending December 31, 2024, the maximum amount of dividends our regulated U.S. domiciled insurance subsidiaries could pay us under applicable laws and regulations, without prior regulatory approval, is approximately $592.4 million. We may seek approval of regulators to pay dividends in excess of any amounts that would be permitted without such approval. However, there can be no assurance that we would obtain such approval if sought. Our international and non-insurance subsidiaries provide additional sources of dividends. Dividends or returns of capital paid by our subsidiaries, net of infusions of liquid assets and excluding amounts used for acquisitions or received from dispositions, was approximately $772.6 million for the year ended December 31, 2023, of which $622.7 million was generated by our U.S. domiciled insurance subsidiaries.

Payments of dividends on shares of common stock may be subject to the preferential rights of any preferred stock that the Board may create from time to time. In addition, the Credit Facility restricts payments on our capital stock, including common stock dividends, if an event of default has occurred or if a proposed common stock dividend payment would cause an event of default under the Credit Facility. Further, if we elect to defer the payment of interest on our Subordinated Notes, we generally may not make payments on our capital stock. For more information regarding the Credit Facility, the Subordinated Notes and restrictions on the payment of dividends by us and our insurance subsidiaries, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of this Report for information about securities authorized for issuance under our equity compensation plans.

Item 6. *Reserved*

Not applicable.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and accompanying notes included elsewhere in this Report. It contains forward-looking statements that involve risks and uncertainties. Our actual results might differ materially from those projected in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Report, particularly under the headings "Item 1A – Risk Factors" and "Forward-Looking Statements."

General

Segment Information

As of December 31, 2023, we had two reportable operating segments which are defined based on the manner in which the Company's chief operating decision maker, our CEO, reviews the business to assess performance and allocate resources, and which align to the nature of the products and services offered:

- Global Lifestyle: includes mobile device solutions (including extended service contracts, insurance policies and related services), extended service contracts and related services for consumer electronics and appliances, and credit and other insurance products (referred to as "Connected Living"); and vehicle protection services, commercial equipment services and other related services (referred to as "Global Automotive"); and

- Global Housing: includes lender-placed homeowners, manufactured housing and flood insurance, as well as voluntary manufactured housing, condominium and homeowners insurance (referred to as "Homeowners"); and renters insurance and other products (referred to as "Renters and Other").

In addition, we report the Corporate and Other segment, which includes corporate employee-related expenses and activities of the holding company.

We define Adjusted EBITDA, our segment measure of profitability, as net income from continuing operations, excluding net realized gains (losses) on investments and fair value changes to equity securities, non-core operations (which consists of certain businesses which we have fully exited or expect to fully exit, including the long-tail commercial liability businesses (sharing economy and small commercial businesses), as well as certain legacy long-duration insurance policies and our operations in mainland China), restructuring costs related to strategic exit activities (outside of normal periodic restructuring and cost management activities), Assurant Health runoff operations, interest expense, provision (benefit) for income taxes, depreciation expense, amortization of purchased intangible assets, as well as other highly variable or unusual items.

The following discussion covers the year ended December 31, 2023 ("Twelve Months 2023") and the year ended December 31, 2022 ("Twelve Months 2022"). Please see the discussion that follows, for each of these segments, for a more detailed comparative analysis. Our comparative analysis of Twelve Months 2022 and the year ended December 31, 2021 is included under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 17, 2023.

Executive Summary

Summary of Financial Results

Consolidated net income increased $365.9 million, or 132%, to $642.5 million for Twelve Months 2023 from $276.6 million for Twelve Months 2022, primarily due to higher Global Housing segment earnings, including lower reportable catastrophes (defined as individual catastrophic events that generate losses in excess of $5.0 million pre-tax, net of reinsurance and client profit sharing adjustments, and including reinstatement and other premiums), and lower net unrealized losses from changes in the fair value of equity securities.

Global Lifestyle Adjusted EBITDA decreased $17.1 million, or 2%, to $792.3 million for Twelve Months 2023 from $809.4 million for Twelve Months 2022. The decline was driven by Global Automotive as elevated claims costs were partially offset by higher investment income. Connected Living results were up modestly, as stronger mobile device protection results in North America and higher investment income were partially offset by lower mobile results in Asia Pacific.

Global Lifestyle net earned premiums, fees and other income increased $499.5 million, or 6%, to $8.56 billion for the Twelve Months 2023 from $8.06 billion for Twelve Months 2022, primarily due to prior period sales within Global Automotive.

Global Housing Adjusted EBITDA increased $328.2 million, or 133%, to $574.2 million for Twelve Months 2023 from $246.0 million for Twelve Months 2022, primarily driven by the factors noted below, including $60.4 million of lower pre-tax reportable catastrophes. Excluding reportable catastrophes, Adjusted EBITDA increased $267.8 million, or 64%, mainly due to lower non-catastrophe loss experience, including $54.1 million of favorable prior year reserve development in 2023 compared

to $15.5 million of unfavorable prior year reserve development in 2022. Strong top-line growth in Homeowners and expense leverage from scale and operational efficiencies also drove performance.

Global Housing net earned premiums, fees and other income increased $258.3 million, or 14%, to $2.14 billion for Twelve Months 2023 from $1.88 billion for Twelve Months 2022, largely driven by Homeowners top-line growth, which was driven by higher average premiums and growth in policies-in-force within lender-placed insurance.

Corporate and Other Adjusted EBITDA was $(109.0) million for Twelve Months 2023 compared to $(99.2) million for Twelve Months 2022, primarily driven by lower investment income and higher employee-related expenses.

Critical Factors Affecting Results

Our results depend on, among other things, the appropriateness of our product pricing, underwriting, the accuracy of our reserving methodology for future policyholder benefits and claims, the frequency and severity of reportable and non-reportable catastrophes, returns on and values of invested assets, our investment income, and our ability to realize greater operational efficiencies and manage our expenses. Our results also depend on our ability to profitably grow our businesses, including our Connected Living and Global Automotive businesses, and the performance of our Homeowners business. Factors affecting these items, including conditions in the financial markets, the global economy, political conditions and the markets in which we operate, fluctuations in exchange rates, interest rates and inflation, including the current period of inflationary pressures which have impacted claims costs primarily in the Homeowners and the Global Automotive businesses, may have a material adverse effect on our results of operations or financial condition. For more information on these and other factors that could affect our results, see "Item 1A – Risk Factors."

Our results may also be impacted by our ability to continue to grow in the markets in which we operate, including in our Connected Living and Global Automotive businesses, which will be impacted by our ability to provide a superior digital-first customer experience, including from our investments in technology and digital initiatives, capitalize on the connected home opportunity and investments to onboard and ramp-up new business. Our mobile business is subject to volatility in mobile device trade-in volumes and margins based on the actual and anticipated timing of the release of new devices, carrier promotional programs and sales prices for used devices, as well as to changes in consumer preferences. Our Homeowners revenue is impacted by changes in the housing market. In addition, across many of our businesses, we must respond to competitive pressures, including the threat of disruption and competition for talent, which has increased due to labor shortages and wage inflation. See "Item 1A – Risk Factors – Business, Strategic and Operational Risks – *Significant competitive pressures, changes in customer preferences and disruption could adversely affect our results of operations,*" " – *Our mobile business is subject to the risk of declines in the value and availability of mobile devices, and to regulatory compliance and other risks*" and " – *The success of our business depends on the execution of our strategy, including through the continuing service of key executives, senior leaders, highly-skilled personnel and a high-performing workforce.*"

For Twelve Months 2023, net cash provided by operating activities was $1.14 billion; net cash used in investing activities was $637.7 million; and net cash used in financing activities was $403.9 million. We had $1.63 billion in cash and cash equivalents as of December 31, 2023. Please see " – Liquidity and Capital Resources" below for further details.

Revenues

We generate revenues primarily from the sale of our insurance policies, service contracts and related products and services, and from income earned on our investments. Sales of insurance policies are recognized in revenue as earned premiums while sales of administrative services are recognized as fee income.

Our premium and fee income is supplemented by income earned from our investment portfolio. We recognize revenue from interest payments, dividends, change in market value of equity securities and sales of investments. Currently, our investment portfolio is primarily invested in fixed maturity securities. Both investment income and changes in market value on these investments can be significantly affected by changes in interest rates.

Interest rate volatility can increase or reduce unrealized gains or losses in our investment portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, inflation and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, fixed maturity and short-term investments.

The fair market value of the fixed maturity securities in our investment portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair market value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities generally increases or decreases with fluctuations in interest rates. We also have investments that are subject to pre-payment risk, such as mortgage-backed and asset-backed securities. Interest rate fluctuations may cause actual net investment income and/or timing of cash flows from such investments to differ from estimates made at the time of investment. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed

securities, commercial mortgage obligations and bonds are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Therefore, in these circumstances we may be required to reinvest those funds in lower interest-earning investments.

Please see "Item 7A – Quantitative and Qualitative Disclosures About Market Risk" below for further details.

Expenses

Our expenses are primarily policyholder benefits, underwriting, selling, general and administrative expenses and interest expense.

Policyholder benefits are affected by our claims management programs, reinsurance coverage, contractual terms and conditions, regulatory requirements, economic conditions including inflation, and numerous other factors. Benefits paid or reserves required for future benefits could substantially exceed our expectations, causing a material adverse effect on our business, results of operations and financial condition.

Underwriting, selling, general and administrative expenses consist primarily of commissions, premium taxes, licenses, fees, amortization of deferred costs, general operating expenses and income taxes. In addition to the restructuring plan announced in December 2022 and amended in 2023, we continue to undertake various expense savings initiatives while also making investments in talent, capabilities and technology, among other things, which will impact our expenses.

We also incur interest expense related to our debt.

Critical Accounting Policies and Estimates

Certain items in our Consolidated Financial Statements are based on estimates and judgment. Differences between actual results and these estimates and judgments could in some cases have material impacts on our Consolidated Financial Statements. The following critical accounting policies require significant estimates and judgment:

- Reserves, Net of Reinsurance

- Valuation of Investments

- Valuation and Recoverability of Goodwill

Reserves, Net of Reinsurance

Reserves are established using generally accepted actuarial methods and reflect significant judgment and estimates about expected future claim payments. Factors used in their calculation include experience derived from historical claim payments and actuarial assumptions. Calculations incorporate assumptions about the incidence of incurred claims, the extent to which all claims have been reported, reporting lags, expenses, inflation rates, future investment earnings, internal claims processing costs and other relevant factors. While the methods of making such estimates and establishing the related liabilities are periodically reviewed and updated, the estimation of reserves includes an element of uncertainty given that management is using historical information and methods to project future events and reserve outcomes.

The recorded reserves represent our best estimate at a point in time of the ultimate costs of settlement and administration of a claim or group of claims, based upon actuarial assumptions and projections using facts and circumstances known at the time of calculation. The adequacy of reserves may be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, including: changes in the economic cycle, inflation, changes in repair costs, natural or human-made catastrophes, judicial trends, legislative changes and claims handling procedures.

Many of these items are not directly quantifiable and not all future events can be anticipated when reserves are established. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the consolidated statement of operations in the period in which such estimates are updated.

Because establishment of reserves is an inherently complex process involving significant judgment and estimates, there can be no certainty that future settlement amounts for claims incurred through the financial reporting date will not vary from reported claims reserves. Future loss development could require reserves to be increased or decreased, which could have a material effect on our earnings in the periods in which such increases or decreases are made. However, based on information currently available, we believe our reserve estimates are adequate. See "Item 1A – Risk Factors – Financial Risks – *Our actual claims losses may exceed our reserves for claims, requiring us to establish additional reserves or to incur additional expense for settling unreserved liabilities, which could have a material adverse effect on our results of operations, profitability and capital*" and " – Financial Risks – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management*" for more detail on this risk.

Reinsurance Recoverables

We utilize reinsurance for loss protection and capital management, business dispositions and client risk and profit sharing. Reinsurance premiums paid are amortized as reductions to premium over the terms of the underlying reinsured policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves. Reinsurance recoverables include amounts we are owed by reinsurers for claims paid as well as those included in reserve estimates that are subject to the reinsurance.

We use a probability of default and loss given default methodology in estimating an expected credit loss allowance, whereby the credit ratings of reinsurers are used in determining the probability of default. The allowance is established for reinsurance recoverables on paid and unpaid future policy benefits and claims and benefits. Prior to applying default factors, the net exposure to credit risk is reduced for any collateral for which the right of offset exists, such as funds withheld, assets held in trust and letters of credit, which are part of the reinsurance arrangements, with adjustments to include consideration of credit exposure on the collateral. Our methodology incorporates historical default factors for each reinsurer based on their credit rating using comparably rated bonds as published by a major ratings service. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing and other relevant factors.

In the ordinary course of business, we are involved in both the assumption and cession of reinsurance with non-affiliated companies. The following table provides details of the reinsurance recoverables balance as of December 31, 2023 and 2022:

	2023	2022
Ceded future policyholder benefits and expense	$ 339.9	$ 354.3
Ceded unearned premium	5,265.2	5,162.2
Ceded claims and benefits payable	971.4	1,313.7
Ceded paid losses	72.7	169.2
Total	$ 6,649.2	$ 6,999.4

For additional information regarding our reserves and reinsurance recoverables, see Notes 2, 5, 17 and 18 to the Consolidated Financial Statements included elsewhere in this Report.

Short Duration Contracts

Claims and benefits payable reserves for short duration contracts include (1) case reserves for known claims which are unpaid as of the balance sheet date; (2) IBNR reserves for claims where the insured event has occurred but has not been reported to us as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims. Periodically, we review emerging experience and make adjustments to our reserves and assumptions where necessary.

Ultimate loss and loss adjustment expenses are estimated utilizing generally accepted actuarial loss reserving methods. Both paid claims development as well as case incurred development are typically analyzed at the product or product grouping level, considering product size and data credibility. The reserving methods widely employed by us include the Chain Ladder, Munich Chain Ladder and Bornhuetter-Ferguson methods. For Global Housing, reportable catastrophes are analyzed and reserved for separately using a frequency and severity approach.

The methods all involve aggregating paid and case-incurred loss data by accident quarter (or accident year) and accident age for each product grouping. As the data ages, development factors are calculated that measure emerging claim development patterns between reporting periods. By selecting loss development factors indicative of remaining development, known losses are projected to an ultimate incurred basis for each accident period. The underlying premise of the Chain Ladder method is that future claims development is best estimated using past claims development, whereas the Bornhuetter-Ferguson method employs a combination of past claims development and prior estimates of ultimate losses based on an expected loss ratio. The Munich Chain Ladder method incorporates the correlations between paid and incurred development in projecting future development factors, and is typically more applicable to products experiencing variability in incurred to paid ratios.

Each of these methods applied to the data groupings produces an estimate of the loss reserves for the product grouping. The best estimate is generally selected from a blend of the different methods. The IBNR associated with the best estimate is then allocated to accident year based on a weighting of the underlying actuarial methods. The determination of the best estimate is based on many factors, including:

- the nature and extent of the underlying assumptions;
- the quality and applicability of historical data - whether internal or industry data;
- current and expected future economic and market conditions;
- regulatory, legislative, and judicial considerations;

- the extent of data segmentation - data should be homogeneous yet credible enough for loss development methods to apply;
- trends in loss frequency and severity for various causes of loss;
- consideration of the distribution of loss reserves, management's selection of the best estimate that may exceed an estimate based on median values, suggesting that favorable development may be more likely than unfavorable development; and
- hindsight testing of prior loss estimates - the loss estimates on some product lines will vary from actual loss experience more than others.

When employing the reserving methods, consideration is given to contractual requirements, historical utilization trends and payment patterns, coverage changes, seasonality, product mix, the legislative and regulatory environment, economic factors, natural catastrophes and other relevant factors. We consistently apply reserving principles and methodologies from year to year, while also giving due consideration to the potential variability of these factors.

While management has used judgment in establishing its best estimate of required reserves, different assumptions and variables could lead to significantly different reserve estimates. Two key measures of loss activity are loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls, changes in economic activity and weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves required will be different than management's estimate. The effect of higher and lower levels of loss frequency and severity on our ultimate costs for claims occurring in 2023 would be as follows:

Change in both loss frequency and severity for all Global Lifestyle and Global Housing	Ultimate cost of claims occurring in 2023		Change in cost of claims occurring in 2023	
3% higher	$	1,692.2	$	97.1
2% higher	$	1,659.5	$	64.4
1% higher	$	1,627.2	$	32.1
Base scenario (1)	$	1,595.1	$	—
1% lower	$	1,563.4	$	(31.7)
2% lower	$	1,531.9	$	(63.2)
3% lower	$	1,500.8	$	(94.3)

(1) Represents the sum of the case reserves and incurred but not reported reserves as of December 31, 2023 for Global Lifestyle and Global Housing.

Non-Core Operations

Short duration contracts in non-core operations primarily consist of the sharing economy and small commercial products previously reported within Global Housing. While the contracts are classified as short duration, the coverages were predominantly commercial liability and have a long reporting and settlement tail compared to property coverages which make up most of our core operations.

The reserving methodology described for other short duration contacts is applicable for non-core operations. Given the nature of commercial liability coverages and its relatively long claim runoff duration, additional emphasis is placed on elevated loss activity from increasing attorney involvement and analysis of individual case reserve adequacy on known claims. This is done through use of average cost per claim methods that include an allowance for future inflation impacts, detailed open claim inventory analysis, and leveraging industry development patterns to supplement our own historical claims experience.

Long Duration Contracts, including Disposed and Runoff Long Duration Lines

Reserves for future policy benefits represent the present value of future benefits to policyholders and related expenses less the present value of future net premiums. Reserve assumptions reflect best estimates for expected investment yield, inflation, mortality, morbidity, expenses and withdrawal rates. These assumptions are based on our experience to the extent it is credible, modified where appropriate to reflect current trends, industry experience and provisions for possible unfavorable deviation. We also record an unearned revenue reserve which represents premiums received which have not yet been recognized in our consolidated statements of operations.

Risks related to the reserves recorded for certain discontinued individual life, annuity and long-term care insurance policies have been fully ceded via reinsurance. While we have not been released from our contractual obligation to the policyholders, changes in and deviations from economic, mortality, morbidity, and withdrawal assumptions used in the calculation of these reserves will not directly affect our results of operations unless there is a default by the assuming reinsurer.

Valuation of Investments

In determining the estimated fair value of our investments, fair values are primarily based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such unadjusted quoted prices are not available, estimated fair values are based on quoted prices for identical or similar investments in markets that are not active, or other observable inputs. If these observable inputs are not available, or observable inputs are not determinable, unobservable inputs or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments. The methodologies, assumptions and inputs utilized are described in Note 10 to the Consolidated Financial Statements.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Our ability to sell investments and the price ultimately realized for investments depends upon the demand and liquidity in the market.

See also Notes 2, 8 and 10 to the Consolidated Financial Statements included elsewhere in this Report, "Item 1A – Risk Factors – Financial Risks – *Our investment portfolio is subject to credit, liquidity and other risks that may adversely affect our results of operations and financial condition*" and " – Investments" contained in this Item 7.

Valuation and Recoverability of Goodwill

Our goodwill related to acquisitions of businesses was $2.61 billion and $2.60 billion as of December 31, 2023 and 2022, respectively. We review our goodwill annually in the fourth quarter for impairment, or more frequently if indicators of impairment exist. Such indicators include: a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a significant decline in our expected future cash flows due to changes in company-specific factors or the broader business climate. The evaluation of such factors requires considerable management judgment. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on our Consolidated Financial Statements.

Goodwill is tested for impairment at the reporting unit level, which is either at the operating segment or one level below, if that component is a business for which discrete financial information is available and segment management regularly reviews such information. Components within an operating segment can be aggregated into one reporting unit if they have similar economic characteristics. A goodwill impairment loss is measured as the excess of the carrying value, including goodwill, of the reporting unit over its fair value. An impairment loss is limited to the amount of goodwill allocated to the reporting unit.

Our Global Lifestyle operating segment is disaggregated into two reporting units: Connected Living and Global Automotive. Our reporting unit for goodwill testing was at the same level as the operating segment for Global Housing.

The following table illustrates the amount of goodwill carried by operating segment as of the dates indicated:

	December 31,			
	2023		**2022**	
Global Lifestyle (1)	$	2,292.1	$	2,193.9
Global Housing		316.7		409.1
Total	$	2,608.8	$	2,603.0

(1) As of December 31, 2023, $785.2 million and $1,506.9 million of goodwill was assigned to the Connected Living and Global Automotive reporting units, respectively. As of December 31, 2022, $761.0 million and $1,432.9 million of goodwill was assigned to the Connected Living (including Global Financial Services which was aggregated with Connected Living in 2023) and Global Automotive reporting units, respectively.

Quantitative Impairment Testing

In the fourth quarter of 2023, we performed a quantitative assessment for the Global Lifestyle and Global Housing reporting units given the uncertainty in macro-economic conditions and inflation concerns. Based on this quantitative assessment, the Company determined that it was more likely than not that the reporting units' fair values were more than their carrying amounts and that there was no impairment for the Global Lifestyle and Global Housing reporting units as of October 1, 2023.

The determination of fair value of the reporting units requires many estimates and assumptions. These estimates and assumptions include earnings and required capital projections discussed above, discount rates, terminal growth rates, operating income and dividend forecasts for each reporting unit and the weighting assigned to the results of each valuation method included in the fair value calculation. Changes in certain assumptions could have a significant impact on the goodwill impairment assessment.

Should the operating results of these reporting units decline substantially compared to projected results, or should further interest rate declines increase the net unrealized investment portfolio gain position, we could determine that we need to perform an updated impairment test due to the potential impairment indicators, which may require the recognition of a goodwill impairment loss in any of the reporting units.

For the fourth quarter of 2023 quantitative assessment, had the net book value for the reporting units exceeded its estimated fair value, the Company would have recognized a goodwill impairment loss for the difference up to the amount of goodwill allocated to the reporting unit.

Refer to Note 15 to the Consolidated Financial Statements included elsewhere in this Report for further detail.

Recent Accounting Pronouncements

Please see Note 2 to the Consolidated Financial Statements included elsewhere in this Report.

Results of Operations

Assurant Consolidated

The table below presents information regarding our consolidated results of operations:

		For the Years Ended December 31,		
		2023		2022
Revenues:				
Net earned premiums	$	9,388.0	$	8,765.3
Fees and other income		1,323.2		1,243.3
Net investment income		489.1		364.1
Net realized losses on investments and fair value changes to equity securities		(68.7)		(179.7)
Total revenues		11,131.6		10,193.0
Benefits, losses and expenses:				
Policyholder benefits		2,521.8		2,359.8
Underwriting, selling, general and administrative expenses		7,695.1		7,366.3
Goodwill impairment		—		7.8
Interest expense		108.0		108.3
Loss on extinguishment of debt		(0.1)		0.9
Total benefits, losses and expenses		10,324.8		9,843.1
Income before provision for income taxes		806.8		349.9
Provision for income taxes		164.3		73.3
Net income	$	642.5	$	276.6

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Net Income

Consolidated net income increased $365.9 million, or 132%, to $642.5 million for Twelve Months 2023 from $276.6 million for Twelve Months 2022, primarily driven by higher lender-placed net earned premiums and lower non-catastrophe loss experience in our Homeowners business within Global Housing, a $104.3 million decrease in after-tax net unrealized losses from changes in the fair value of equity securities and $47.6 million of lower after-tax reportable catastrophes. Also contributing to the increase was a $24.7 million after-tax decline in losses related to our non-core operations and a $14.7 million reduction in after-tax restructuring costs related to our previously announced restructuring plan. The increase in net income was partially offset by higher after-tax depreciation expenses of $18.2 million, mainly due to higher software assets placed into service, lower earnings from Global Lifestyle, mainly due to ongoing elevated claims in Global Automotive, and $12.7 million of higher losses from foreign exchange from the remeasurement of net monetary assets in Argentina, due to the country's classification as a highly inflationary economy.

Global Lifestyle

The table below presents information regarding the Global Lifestyle segment's results of operations for the periods indicated:

		For the Years Ended December 31,		
		2023		2022
Revenues:				
Net earned premiums	$	7,362.6	$	6,952.3
Fees and other income		1,198.8		1,109.6
Net investment income		347.5		253.6
Total revenues		8,908.9		8,315.5
Benefits, losses and expenses:				
Policyholder benefits		1,607.9		1,356.6
Underwriting, selling, general and administrative expenses		6,508.7		6,149.5
Total benefits, losses and expenses		8,116.6		7,506.1
Global Lifestyle Adjusted EBITDA	$	792.3	$	809.4
Net earned premiums, fees and other income:				
Connected Living	$	4,376.8	$	4,259.4
Global Automotive		4,184.6		3,802.5
Total	$	8,561.4	$	8,061.9
Net earned premiums, fees and other income:				
Domestic	$	6,739.5	$	6,270.9
International		1,821.9		1,791.0
Total	$	8,561.4	$	8,061.9

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Adjusted EBITDA decreased $17.1 million, or 2%, to $792.3 million for Twelve Months 2023 from $809.4 million for Twelve Months 2022, primarily due to ongoing elevated claims costs in Global Automotive, including higher labor and parts costs due to inflation and unfavorable loss experience in select ancillary products, lower mobile results in Asia Pacific, including the impact of foreign exchange, and lower profitability in extended service contracts. The decline was partially offset by higher net investment income across Global Lifestyle and stronger mobile device protection results in North America.

Total revenues increased $593.4 million, or 7%, to $8.91 billion for Twelve Months 2023 from $8.32 billion for Twelve Months 2022. Net earned premiums increased $410.3 million, or 6%, primarily driven by continued domestic organic growth from prior period sales in our Global Automotive business across all distribution channels. Net earned premium from Connected Living increased modestly, mainly from organic growth across all products, partially offset by the impact of a previously disclosed mobile program contract change that resulted in lower retention of premiums net of reinsurance, as well as the run-off of certain global mobile programs. Net investment income increased $93.9 million, or 37%, primarily due to higher yields on cash, short-term investments and fixed maturity securities. Fees and other income increased $89.2 million, or 8%, mainly driven by higher average selling prices on mobile trade-in programs, as well as contributions from new programs, partially offset by a mobile program contract change related to our in-store mobile service and repair business.

Total benefits, losses and expenses increased $610.5 million, or 8%, to $8.12 billion for Twelve Months 2023 from $7.51 billion for Twelve Months 2022. Underwriting, selling, general and administrative expenses increased $359.2 million, or 6%, mainly due to higher commission expenses from growth across Global Lifestyle, primarily in Global Automotive, higher cost of sales in our global mobile business and higher information technology and employee-related expenses to support growth, partially offset by a mobile program contract change related to our in-store mobile service and repair business. Policyholder benefits increased $251.3 million, or 19%, primarily due to ongoing elevated claims costs in Global Automotive, as described above, partially offset by a mobile program contract change that resulted in lower retention of losses net of reinsurance.

Global Housing

The table below presents information regarding the Global Housing segment's results of operations for the periods indicated:

	For the Years Ended December 31,			
	2023		2022	
Revenues:				
Net earned premiums	$	2,014.5	$	1,751.6
Fees and other income		128.4		133.0
Net investment income		109.7		75.8
Total revenues		2,252.6		1,960.4
Benefits, losses and expenses:				
Policyholder benefits		862.0		884.1
Underwriting, selling, general and administrative expenses		816.4		830.3
Total benefits, losses and expenses		1,678.4		1,714.4
Global Housing Adjusted EBITDA	$	574.2	$	246.0
Impact of reportable catastrophes	$	111.0	$	171.4
Net earned premiums, fees and other income:				
Homeowners	$	1,663.4	$	1,402.2
Renters and Other		479.5		482.4
Total	$	2,142.9	$	1,884.6

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Adjusted EBITDA increased $328.2 million, or 133%, to $574.2 million for Twelve Months 2023 from $246.0 million for Twelve Months 2022, mainly due to growth in Homeowners from higher lender-placed average insured values, policies in force and premium rates; a $60.4 million decrease in reportable catastrophes; lower non-catastrophe loss experience, including $54.1 million of favorable reserve development in Twelve Months 2023 compared to $15.5 million of adverse reserve development in Twelve Months 2022; and higher net investment income. The increase was partially offset by exits from certain international markets and higher catastrophe reinsurance costs primarily from restructuring the program.

Total revenues increased $292.2 million, or 15%, to $2.25 billion for Twelve Months 2023 from $1.96 billion for Twelve Months 2022. Net earned premiums increased $262.9 million, or 15%, primarily driven by Homeowners from higher lender-placed average insured values and policies in force, as well as higher premium rates primarily to address increased claims severity, and the absence of $32.8 million of unfavorable catastrophe reinstatement premiums from Twelve Months 2022 compared to a favorable adjustment of $5.1 million in Twelve Months 2023, partially offset by exits from certain international markets. Net investment income increased $33.9 million, or 45%, primarily due to higher yields on fixed maturity securities, cash and short-term investments, partially offset by lower gains from the sales of real estate joint venture partnerships. The increase in total revenues was partially offset by a decrease in fees and other income of $4.6 million, or 3%, mainly driven by a decline in Renters and Other from lower installment fees.

Total benefits, losses and expenses decreased $36.0 million, or 2%, to $1.68 billion for Twelve Months 2023 from $1.71 billion for Twelve Months 2022. Policyholder benefits decreased $22.1 million, or 2%, primarily due to lower reportable catastrophe losses and favorable non-catastrophe prior year reserve development, partially offset by higher current year non-catastrophe loss experience from business growth and higher severity. Underwriting, selling, general and administrative expenses decreased $13.9 million, or 2%, primarily due to exits from certain international markets, higher reimbursements related to the National Flood Insurance Program for processing flood claims for Hurricane Ian and a discretionary benefit from the Federal Emergency Management Agency.

Corporate and Other

The table below presents information regarding the Corporate and Other segment's results of operations for the periods indicated:

	For the Years Ended December 31,			
	2023		**2022**	
Revenues:				
Net earned premiums	$	—	$	—
Fees and other income		0.2		0.5
Net investment income		21.4		26.9
Total revenues		21.6		27.4
Benefits, losses and expenses				
Policyholder benefits		0.1		0.5
General and administrative expenses		130.5		126.1
Total benefits, losses and expenses		130.6		126.6
Corporate and Other Adjusted EBITDA	$	(109.0)	$	(99.2)

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Adjusted EBITDA was $(109.0) million for Twelve Months 2023 compared to $(99.2) million for Twelve Months 2022. The increase in the loss was primarily due to lower net investment income, mostly due to lower invested assets from the use of the Global Preneed sale proceeds in Twelve Months 2022 for share repurchases, and higher employee-related expenses.

Total revenues decreased $5.8 million, or 21%, to $21.6 million for Twelve Months 2023 from $27.4 million for Twelve Months 2022, primarily driven by a decrease in net investment income of $5.5 million, or 20%, mostly due to lower invested assets from the use of the Global Preneed sale proceeds in Twelve Months 2022 for share repurchases, partially offset by higher cash yields.

Total benefits, losses and expenses increased $4.0 million, or 3%, to $130.6 million for Twelve Months 2023 from $126.6 million for Twelve Months 2022, primarily due to an increase in general and administrative expenses of $4.4 million, or 3%, primarily due to higher employee-related expenses, partially offset by the reduction of expenses from a subsidiary that was sold in second quarter 2022.

Investments

We had total investments of $8.22 billion and $7.52 billion as of December 31, 2023 and 2022, respectively. Net unrealized losses on our fixed maturity securities portfolio decreased $256.8 million during Twelve Months 2023, from a $637.1 million unrealized loss at December 31, 2022 to a $380.3 million unrealized loss at December 31, 2023, primarily due to a decrease in Treasury yields.

The following table shows the credit quality of our fixed maturity securities portfolio as of the dates indicated:

	Fair Value as of			
Fixed Maturity Securities by Credit Quality	**December 31, 2023**		**December 31, 2022**	
Aaa / Aa / A	$ 3,958.7	57.3 %	$ 3,615.2	57.5 %
Baa	2,564.8	37.1 %	2,295.4	36.5 %
Ba	318.6	4.6 %	305.2	4.9 %
B and lower	70.0	1.0 %	67.9	1.1 %
Total	$ 6,912.1	100.0 %	$ 6,283.7	100.0 %

The following table shows the major categories of net investment income for the periods indicated:

	Years Ended December 31,	
	2023	**2022**
Fixed maturity securities	$ 335.3	$ 270.0
Equity securities	15.2	15.0
Commercial mortgage loans on real estate	17.5	14.9
Short-term investments	12.9	4.7
Other investments	39.1	48.6
Cash and cash equivalents	85.7	25.7
Total investment income	505.7	378.9
Investment expenses	(16.6)	(14.8)
Net investment income	$ 489.1	$ 364.1

Net investment income increased $125.0 million, or 34%, to $489.1 million for Twelve Months 2023 from $364.1 million for Twelve Months 2022. The increase was primarily driven by higher yields and assets in fixed maturity securities, short term investments and cash and cash equivalents.

Net realized losses on investments and fair value changes to equity securities were $68.7 million for Twelve Months 2023 compared to net realized losses on investments and fair value changes to equity securities of $179.7 million for Twelve Months 2022. The change in Twelve Months 2023 was primarily driven by changes in the fair value of equity securities and lower sales of fixed maturity securities, partially offset by a decrease in realized gains on sales of equity securities.

As of December 31, 2023, we owned $17.8 million of securities guaranteed by financial guarantee insurance companies. Included in this amount was $16.0 million of municipal securities, whose credit rating was A+ with the guarantee, but would have had a rating of AA- without the guarantee.

For more information on our investments, see Notes 8 and 10 to the Consolidated Financial Statements included elsewhere in this Report.

Liquidity and Capital Resources

The following section discusses our ability to generate cash flows from each of our subsidiaries, borrow funds at competitive rates and raise new capital to meet our operating and growth needs. Management believes that we will have sufficient liquidity to satisfy our needs over the next twelve months, including the ability to pay interest on our debt and dividends on our common stock.

During third quarter 2023, we submitted an agreement to sell our Miami, Florida office (the "Agreement") to a potential acquiror, which is subject to review, approval, execution and other conditions. If the transaction is consummated pursuant to the terms of the Agreement, we expect to record a gain in 2024 above the current carrying value of $46.0 million as of December 31, 2023. We do not anticipate that the gain will impact our capital deployment priorities. The entry into a definitive agreement and the consummation of the transaction are subject to significant uncertainty. There can be no assurance that a definitive agreement will be executed or that any transaction will be approved or consummated.

Regulatory Requirements

Assurant, Inc. is a holding company and, as such, has limited direct operations of its own. Our assets consist primarily of the capital stock of our subsidiaries. Accordingly, our future cash flows depend upon the availability of dividends and other statutorily permissible payments from our subsidiaries, such as payments under our tax allocation agreement and under management agreements with our subsidiaries. Our subsidiaries' ability to pay such dividends and make such other payments is regulated by the states and territories in which our subsidiaries are domiciled. These dividend regulations vary from jurisdiction to jurisdiction and by type of insurance provided by the applicable subsidiary, but generally require our insurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends they can pay to the holding company. See "Item 1A – Risk Factors – Legal and Regulatory Risks – *Changes in insurance regulation may reduce our profitability and limit our growth.*" Along with solvency regulations, the primary driver in determining the amount of capital used for dividends from insurance subsidiaries is the level of capital needed to maintain desired financial strength ratings from A.M. Best. For the year ending December 31, 2024, the maximum amount of dividends our regulated U.S. domiciled insurance subsidiaries could pay us, under applicable laws and regulations without prior regulatory approval, is approximately $592.4 million. Our international and non-insurance subsidiaries provide additional sources of dividends.

Regulators or rating agencies could become more conservative in their methodology and criteria, increasing capital requirements for our insurance subsidiaries or the enterprise.

In September 2023, the following actions were taken by A.M. Best:

- Upgraded the insurance financial strength ratings on our insurance operating subsidiaries, American Bankers Insurance Company of Florida, American Security Insurance Company, Caribbean American Property Insurance Company, Voyager Indemnity Insurance Company, Virginia Surety Company, Inc, and Reliable Lloyds Insurance Company, to A+ from A with a stable outlook.
- Upgraded our short-term issuer credit ratings on commercial paper to AMB-1+ from AMB-1 with a stable outlook.
- Upgraded our long-term issuer credit ratings on senior unsecured debt to a- from bbb+ with a stable outlook.
- Upgraded our long-term issuer credit ratings on subordinated debt to bbb+ from bbb with a stable outlook.

For further information on our ratings and the risks of ratings downgrades, see "Item 1 – Business – Ratings" and "Item 1A – Risk Factors – Financial Risks – *A decline in the financial strength ratings of our insurance subsidiaries could adversely affect our results of operations and financial condition.*"

Holding Company

As of December 31, 2023, we had approximately $606.1 million in holding company liquidity, $381.1 million above our targeted minimum level of $225.0 million. The target minimum level of holding company liquidity, which can be used for unforeseen capital needs at our subsidiaries or liquidity needs at the holding company, is calibrated based on approximately one year of pre-tax corporate operating losses and interest expenses. We use the term "holding company liquidity" to represent the portion of cash and other liquid marketable securities held at Assurant, Inc. (out of a total of $690.0 million as of December 31, 2023) which we are not otherwise holding for a specific purpose as of the balance sheet date. We can use such assets for stock repurchases, stockholder dividends, acquisitions and other corporate purposes.

Dividends or returns of capital paid by our subsidiaries, net of infusions of liquid assets and excluding amounts used for or as a result of acquisitions or received from dispositions, were $772.6 million and $549.5 million for Twelve Months 2023 and Twelve Months 2022, respectively. We use these cash inflows primarily to pay holding company operating expenses, to make interest payments on indebtedness, to make dividend payments to our common stockholders, to fund investments and acquisitions, and to repurchase our common stock. From time to time, we may also seek to purchase outstanding debt in open market repurchases or privately negotiated transactions.

Dividends and Repurchases

During Twelve Months 2023 and Twelve Months 2022, we made common stock repurchases and paid dividends to our common stockholders of $352.3 million and $717.8 million, respectively.

On January 18, 2024, the Board declared a quarterly dividend of $0.72 per common share payable on March 25, 2024 to stockholders of record as of February 5, 2024. We paid dividends of $0.72 per common share on December 18, 2023 to stockholders of record as of November 27, 2023. This represented a 3% increase to the quarterly dividend of $0.70 per common share paid on September 18, June 20, and March 20, 2023.

Any determination to pay future dividends will be at the discretion of the Board and will be dependent upon various factors, including: our subsidiaries' payments of dividends and other statutorily permissible payments to us; our results of operations and cash flows; our financial condition and capital requirements; general business conditions and growth prospects; any legal, tax, regulatory and contractual restrictions on the payment of dividends; and any other factors the Board deems

relevant. The Credit Facility (as defined below) also contains limitations on our ability to pay dividends to our stockholders and repurchase capital stock if we are in default, or such dividend payments or repurchases would cause us to be in default, of our obligations thereunder. In addition, if we elect to defer the payment of interest on our 7.00% Fixed-to-Floating Rate Subordinated Notes due March 2048 or our 5.25% Subordinated Notes due January 2061 (refer to "— *Senior and Subordinated Notes*" below), we generally may not make payments on or repurchase any shares of our capital stock.

During Twelve Months 2023, we repurchased 1,319,204 shares of our outstanding common stock at a cost of $200.0 million, exclusive of commissions. In May 2021, the Board authorized a share repurchase program for up to $900.0 million of our outstanding common stock. In November 2023, the Board authorized an additional share repurchase program for up to $600.0 million of our outstanding common stock. As of December 31, 2023, $674.5 million aggregate cost at purchase remained unused under the repurchase authorizations. The timing and the amount of future repurchases will depend on various factors, including those listed above.

Assurant Subsidiaries

The primary sources of funds for our subsidiaries consist of premiums and fees collected, proceeds from the sales and maturity of investments and net investment income. Cash is primarily used to pay insurance claims, agent commissions, operating expenses and taxes. We generally invest our subsidiaries' funds in order to generate investment income.

We conduct periodic asset liability studies to measure the duration of our insurance liabilities, to develop optimal asset portfolio maturity structures for our significant lines of business and ultimately to assess that cash flows are sufficient to meet the timing of cash needs. These studies are conducted in accordance with formal company-wide Asset Liability Management guidelines.

To complete a study for a particular line of business, models are developed to project asset and liability cash flows and balance sheet items under a varied set of plausible economic scenarios. These models consider many factors including the current investment portfolio, the required capital for the related assets and liabilities, our tax position and projected cash flows from both existing and projected new business. For risks related to modeling, see "Item 1A – Risk Factors – Financial Risks –*Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.*"

Alternative asset portfolio asset allocations are analyzed for significant lines of business. An investment portfolio maturity structure is then selected from these profiles given our return hurdle and risk appetite. Scenario testing of significant liability assumptions and new business projections is also performed.

Our liabilities generally do not include policyholder optionality, which means that the timing of payments is generally insensitive to the interest rate environment. In addition, our investment portfolio is largely comprised of highly liquid public fixed maturity securities with a sufficient component of such securities invested that are near maturity which may be sold with minimal risk of loss to meet cash needs.

Generally, our subsidiaries' premiums, fees and investment income, along with planned asset sales and maturities, provide sufficient cash to pay claims and expenses. However, there may be instances when unexpected cash needs arise in excess of that available from usual operating sources. In such instances, we have several options to raise needed funds, including selling assets from the subsidiaries' investment portfolios, using holding company cash (if available), issuing commercial paper, or drawing funds from the Credit Facility.

Senior and Subordinated Notes

The following table shows the principal amount and carrying value of our outstanding debt, less unamortized discount and issuance costs as applicable, as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Principal Amount	Carrying Value	Principal Amount	Carrying Value
4.20% Senior Notes due September 2023	$ —	$ —	$ 225.0	$ 224.7
6.10% Senior Notes due February 2026	175.0	173.7	—	—
4.90% Senior Notes due March 2028	300.0	298.2	300.0	297.8
3.70% Senior Notes due February 2030	350.0	347.9	350.0	347.6
2.65% Senior Notes due January 2032	350.0	347.0	350.0	346.7
6.75% Senior Notes due February 2034	275.0	272.7	275.0	272.5
7.00% Fixed-to-Floating Rate Subordinated Notes due March 2048	400.0	397.0	400.0	396.5
5.25% Subordinated Notes due January 2061	250.0	244.1	250.0	244.1
Total Debt		$ 2,080.6		$ 2,129.9

2026 Senior Notes: In February 2023, we issued senior notes with an aggregate principal amount of $175.0 million, which bear interest at a rate of 6.10% per year, mature in February 2026 and were issued at a 0.035% discount to the public (the "2026 Senior Notes"). Interest on the 2026 Senior Notes is payable semi-annually in arrears on February 27 and August 27 of each year, beginning on August 27, 2023. Prior to January 27, 2026, we may redeem all or part of the 2026 Senior Notes at any time at a redemption price equal to 100% of the outstanding principal amount of the 2026 Senior Notes to be redeemed, plus a make-whole premium as described in the 2026 Senior Notes and accrued and unpaid interest up to the redemption date. On or after that date, we may redeem all or part of the 2026 Senior Notes at any time at a redemption price equal to 100% of the outstanding principal amount of the 2026 Senior Notes to be redeemed, plus accrued and unpaid interest up to the redemption date.

In March 2023, we used the net proceeds from the sale of the 2026 Senior Notes (and available cash on hand) to redeem $175.0 million of the $225.0 million then outstanding aggregate principal amount of our 4.20% Senior Notes due September 2023 (the "2023 Senior Notes") plus accrued and unpaid interest up to the redemption date. In connection with the redemption, we recognized a net gain on extinguishment of debt of $0.1 million. The net gain resulted from the recognition of a previously deferred gain from the termination of a hedge of the interest rate risk associated with the redeemed notes, partially offset by the immediate recognition of the remaining deferred debt issuance costs relating to the redeemed notes.

In September 2023, the remaining $50.0 million outstanding principal amount of the 2023 Senior Notes was paid upon maturity.

In the next five years, we have two debt maturities in February 2026 and March 2028 when the 2026 Senior Notes and the 2028 Senior Notes, respectively, become due and payable.

Credit Facility and Commercial Paper Program

We have a $500.0 million five-year senior unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks arranged by JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association. The Credit Facility provides for revolving loans and the issuance of multi-bank, syndicated letters of credit and letters of credit from a sole issuing bank in an aggregate amount of $500.0 million, which may be increased up to $700.0 million. The Credit Facility is available until December 2026, provided we are in compliance with all covenants. The Credit Facility has a sublimit for letters of credit issued thereunder of $50.0 million. The proceeds from these loans may be used for our commercial paper program or for general corporate purposes.

We made no borrowings using the Credit Facility during Twelve Months 2023 and no loans were outstanding as of December 31, 2023.

Our commercial paper program requires us to maintain liquidity facilities either in an available amount equal to any outstanding notes from the program or in an amount sufficient to maintain the ratings assigned to the notes issued from the program. Our commercial paper is rated AMB-1+ by A.M. Best, P-2 by Moody's and A-2 by S&P. Our subsidiaries do not maintain commercial paper or other borrowing facilities. This program is currently backed up by the Credit Facility, of which $500.0 million was available as of December 31, 2023.

We did not use the commercial paper program during Twelve Months 2023 and there were no amounts relating to the commercial paper program outstanding as of December 31, 2023.

For additional information, see Note 19 to the Consolidated Financial Statements included elsewhere in this Report.

Letters of Credit

Letters of credit are issued in the ordinary course of business. These letters of credit are supported by commitments under which we are required to indemnify the financial institution issuing the letter of credit if the letter of credit is drawn. We had $2.9 million and $2.7 million of letters of credit outstanding as of December 31, 2023 and 2022, respectively.

Cash Flows

We monitor cash flows at the consolidated, holding company and subsidiary levels. Cash flow forecasts at the consolidated and subsidiary levels are provided on a monthly basis, and we use trend and variance analyses to project future cash needs making adjustments to the forecasts when needed.

The table below shows our recent net cash flows for the periods indicated:

	For the Years Ended December 31,	
	2023	2022
Net cash provided by (used in):		
Operating activities	$ 1,138.1	$ 596.9
Investing activities	(637.7)	(262.1)
Financing activities	(403.9)	(818.4)
Effect of exchange rate changes on cash and cash equivalents	(5.8)	(34.5)
Net change in cash	$ 90.7	$ (518.1)

Cash Flows for the Years Ended December 31, 2023 and 2022

Operating Activities

We typically generate operating cash inflows from premiums collected from our insurance products, fees received for services and income received from our investments while outflows consist of policy acquisition costs, benefits paid and operating expenses. These net cash flows are then invested to support the obligations of our insurance products and required capital supporting these products. Our cash flows from operating activities are affected by the timing of premiums, fees, and investment income received and expenses paid.

Net cash provided by operating activities was $1.14 billion and $596.9 million for Twelve Months 2023 and Twelve Months 2022, respectively. The change in net operating cash flows was largely attributable to our mobile business operations, primarily from higher collections of premiums and fees due to timing, and a decrease in payments to vendors for acquisition of mobile devices used to meet insurance claims or generate profits through sales to third parties. The increase was partially offset by higher net paid claims for Twelve Months 2023 and a receipt of a tax refund that was in excess of tax payments during Twelve Months 2022.

Investing Activities

Net cash used in investing activities was $637.7 million and $262.1 million for Twelve Months 2023 and Twelve Months 2022, respectively. The change in net investing cash flows was primarily driven by the investment of net cash provided by operating activities and reinvestment of proceeds from the sales of maturities of investments in higher yielding fixed maturity securities during the period. Also contributing to the change was an increase in purchases of short-term investments due to the timing of working capital needs.

Financing Activities

Net cash used in financing activities was $403.9 million and $818.4 million for Twelve Months 2023 and Twelve Months 2022, respectively. The change in net financing cash flows was primarily due to lower share repurchases during Twelve Months 2023.

The table below shows our cash outflows for taxes, interest and dividends for the periods indicated:

| | For the Years Ended December 31, | | |
	2023	2022	2021
Income taxes paid	$ 235.4	$ 127.7	$ 221.1
Interest paid on debt	107.4	108.6	109.8
Common stock dividends	152.3	150.2	157.6
Preferred stock dividends	—	—	4.7
Total	$ 495.1	$ 386.5	$ 493.2

Contractual Obligations and Commitments

We have contractual obligations and commitments to third parties as a result of our operations, as detailed in the table below by maturity date as of December 31, 2023:

| | As of December 31, 2023 | | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations:					
Insurance liabilities (1)	$ 1,878.8	$ 1,295.1	$ 452.7	$ 70.0	$ 61.0
Debt and related interest	3,725.7	107.3	384.2	485.9	2,748.3
Operating leases	37.8	15.8	16.0	5.4	0.6
Pension obligations and postretirement benefits (2)	486.2	57.4	103.1	99.1	226.6
Commitments:					
Investment purchases outstanding:					
Commercial mortgage loans on real estate	1.4	1.4	—	—	—
Capital contributions to non-consolidated VIEs	121.4	121.4	—	—	—
Liability for unrecognized tax benefits	19.2	—	15.6	—	3.6
Total obligations and commitments	$ 6,270.5	$ 1,598.4	$ 971.6	$ 660.4	$ 3,040.1

(1) Insurance liabilities reflect undiscounted estimated cash payments to be made to policyholders, net of expected future premium cash receipts on in-force policies and excluding fully reinsured runoff operations. The total gross reserve for fully reinsured runoff operations that was excluded was $597.9 million which, if the reinsurers defaulted, would be payable over a 30+ year period with the majority of the payments occurring after 5 years. Additional information on the reinsurance arrangements can be found in Note 18 to the Consolidated Financial Statements included elsewhere in this Report. These liabilities also do not include recoverable amounts related to certain high deductible policies in our sharing economy business, included in our non-core operations, for which we are responsible for paying the entirety of the claim and are subsequently reimbursed by the insured for the deductible portion of the claim. As of December 31, 2023, we had exposure to $369.5 million of reserves below the deductible that we would be responsible for if the clients were to default on their contractual obligation to pay us the deductible. See Note 5 to the Consolidated Financial Statements included elsewhere in this Report for more information on our evaluation of the credit risk exposure from these recoverables. As a result, the amounts presented in this table do not agree to the future policy benefits and expenses and claims and benefits payable in the consolidated balance sheets.

(2) Our pension obligations and postretirement benefits include an Assurant Pension Plan, various non-qualified pension plans (including an Executive Pension Plan) and certain life and health care benefits for retired employees and their dependents ("Retirement Health Benefits"), all of which were frozen in 2016. In February 2020, we amended the Retirement Health Benefits to terminate such plan benefits to retirees effective December 31, 2024. Due to the Assurant Pension Plan's current overfunded status, no contributions were made during 2023 and none are expected to be made in 2024. See Note 24 to the Consolidated Financial Statements included elsewhere in this Report for more information.

Liabilities for future policy benefits and expenses have been included in the commitments and contingencies table. Significant uncertainties relating to these liabilities include mortality, morbidity, expenses, persistency, investment returns, inflation, contract terms and the timing of payments.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following is a discussion of our primary market risk exposures and management of such exposures as of December 31, 2023. There were no other significant changes in our primary market risk exposures or in how those exposures were managed for the year ended December 31, 2023, compared to the year ended December 31, 2022. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Market risk is the risk of loss from changes in the fair value of our financial instruments, including due to interest rates (including impacts of changes in credit spreads), foreign currency exchange rates and credit risk from counterparties. Market risk is dependent on the volatility and liquidity in the underlying markets in which these assets are traded.

Our investment portfolio consists primarily of fixed maturity securities, denominated in both U.S. dollars and foreign currencies, which are sensitive to changes in interest rates, including impacts of changes in credit spreads, foreign currency exchange rates and credit risk from counterparties. The majority of our fixed income portfolio is classified as available for sale. The carrying value of our investment portfolio at December 31, 2023 and 2022 was $8.22 billion and $7.52 billion, respectively, of which 84% was invested in fixed maturity securities.

Interest Rate Risk

Interest rate risk is the possibility that the fair value of liabilities will change more or less than the market value of investments in response to changes in interest rates, including changes in investment yields and changes in spreads due to credit risks and other factors.

Our investment portfolio, including our fixed maturity portfolio, has exposure to interest rate risk. Changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our liabilities. We monitor this exposure through periodic reviews of our asset and liability positions and we manage interest rate risk by selecting investments with characteristics such as duration, yield, currency and liquidity tailored to the anticipated cash outflow characteristics of our insurance and reinsurance liabilities. Portfolio duration is primarily managed through cash market transactions. For additional information, see Notes 8 and 10 to the Consolidated Financial Statements included elsewhere in this Report and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Investments".

The interest rate sensitivity relating to changes in fair value in our fixed maturity portfolio is assessed using hypothetical scenarios that assume parallel shifts of the yield curves. Our actual experience may differ from the results indicated below, particularly due to the assumptions reflected or if events occur that were not included in the methodology. For more information, see "Item 1A – Risk Factors – Financial Risks – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing, catastrophe risks, reserving and capital management.*"

Our sensitivity analysis model produces a loss in fair value in the fixed maturity portfolio of (i) $170.0 million and $143.9 million as of December 31, 2023 and 2022, respectively, based on a hypothetical and instantaneous 50 basis point parallel increase in interest rates (including impacts of changes in credit spreads), and (ii) $333.2 million and $283.2 million as of December 31, 2023 and 2022, respectively, based on a hypothetical and instantaneous 100 basis point parallel increase in interest rates (including impacts of changes in credit spreads).

Our debt obligations also have exposure to interest rate risk, primarily at the time of refinancing. We monitor market interest rates and evaluate refinancing opportunities for our debt obligations as maturity dates approach. We stagger the maturity dates of our debt to mitigate the interest rate risk in any given year. For additional information, see Note 19 to the Consolidated Financial Statements included elsewhere in this Report and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Our sensitivity analysis model produces a loss in fair value of our debt obligations of (i) $54.0 million and $44.7 million as of December 31, 2023 and 2022, respectively, based on a hypothetical and instantaneous 50 basis point parallel increase in interest rates, and (ii) $106.3 million and $88.4 million as of December 31, 2023 and 2022, respectively, based on a hypothetical and instantaneous 100 basis point parallel increase in interest rates.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from our investments in foreign subsidiaries. Foreign exchange risk is the possibility that changes in exchange rates produce an adverse effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities payable in one currency are invested in financial instruments of another currency. To manage foreign exchange risk, our general principle is to invest in assets that match the currency in which we expect liabilities to be paid. Foreign exchange risk is mitigated by matching our liabilities under insurance policies that are payable in foreign currencies with investments that are denominated in such currencies.

The foreign exchange risk sensitivity of the fair value of our investments in foreign subsidiaries is assessed using a hypothetical 10% immediate change in each of the foreign currency exchange rates to which we are exposed. The modeling technique we use to report our currency exposure does not take into account correlation among foreign currency exchange rates. Our actual experience may differ from the results indicated below, particularly due to the assumptions reflected or if events occur that were not included in the methodology. For more information, see "Item 1A – Risk Factors – Financial Risks – *Actual results may differ materially from the analytical models we use to assist in our decision-making in key areas such as pricing,*

catastrophe risks, reserving and capital management" and "*– Fluctuations in the exchange rate of the U.S. Dollar and other foreign currencies may materially and adversely affect our results of operations.*"

The following table summarizes the net assets (liabilities) denominated in foreign currencies as of December 31, 2023 and 2022 and the sensitivity to a hypothetical strengthening of the U.S. dollar.

| | December 31, 2023 | | December 31, 2022 | | 2023 vs. 2022 |
	Value of net assets (liabilities)	Exchange rate per USD	Value of net assets (liabilities)	Exchange rate per USD	% Change in exchange rate per USD
British pound sterling (GBP)	$ 321.5	1.2649	$ 306.9	1.2153	4.1%
Canadian dollar (CAD)	233.9	0.7567	209.8	0.7393	2.4%
Euro (EUR)	170.7	1.0924	179.4	1.0608	3.0%
Brazilian real (BRL)	87.3	0.2040	68.8	0.1888	8.1%
Australian dollar (AUD)	60.5	0.6707	59.6	0.6701	0.1%
Mexican peso (MXN)	85.4	0.0583	63.5	0.0505	15.4%
Japanese yen (JPY)	28.6	0.0070	26.9	0.0073	(4.1)%
Chilean peso (CLP)	17.6	0.0011	16.4	0.0011	—%
Argentine peso (ARS)	8.6	0.0012	27.4	0.0056	(78.6)%
Other (various currencies)	19.2		5.4		
Value of net assets denominated in foreign currencies	$ 1,033.3		$ 964.1		
Net assets	$ 4,809.5		$ 4,228.7		
As a percentage of total net assets	21.5 %		22.8 %		
Pre-tax decrease in fair value of our investments in foreign subsidiaries from a hypothetical 10 percent strengthening of the USD	$ (116.1)		$ (117.3)		
Pre-tax increase in fair value of our investments in foreign subsidiaries from a hypothetical 10 percent weakening of the USD	$ 116.1		$ 117.3		

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. With respect to our market risk sensitive instruments, we have exposure to credit risk as a holder of fixed maturity securities.

Our risk management strategy and investment policy is to invest in securities from a diversified pool of issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed maturity portfolio limits on individual issuers based upon credit quality, among other strategies. For additional information, refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Investments" and Notes 5 and 8 to the Consolidated Financial Statements included elsewhere in this Report.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and Financial Statement Schedules in Part IV, Item 15(a)(1) and (2) of this Report are incorporated by reference into this Item 8.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and our CFO, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) or 15d-15(b) under the Exchange Act as of December 31, 2023. Based on such evaluation, management, including our CEO and CFO, has concluded that as of December 31, 2023, our disclosure controls and procedures were effective and provide reasonable assurance that information we are required to disclose in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Our CEO and CFO also have concluded that as of December 31, 2023, information that we are required to disclose in our reports under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company's internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management, including our CEO and CFO, based on its evaluation of our internal control over financial reporting, has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarterly period ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 and non-Rule 10b5-1 Trading Arrangements

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required under this Item 10 regarding directors is incorporated by reference to the information in our upcoming 2024 Proxy Statement (the "2024 Proxy Statement") under the caption "Proposals Requiring Your Vote – Proposal One – Election of Directors". The information required under this Item 10 regarding executive officers is incorporated by reference to the information in the 2024 Proxy Statement under the caption "Executive Officers". The information required under this Item 10 regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference to the information in the 2024 Proxy Statement under the caption "Delinquent Section 16(a) Reports", if included in the 2024 Proxy Statement. The information required under this Item 10 regarding our Code of Business Conduct and Ethics is incorporated by reference to the information in the 2024 Proxy Statement under the caption "Corporate Governance – Corporate Governance Guidelines and Code of Ethics – Code of Ethics". The information required under this Item 10 regarding the Nominating and Corporate Governance Committee and the Audit Committee is incorporated by reference to the information in the 2024 Proxy Statement under the captions "Corporate Governance – Director Recruitment, Nomination and Qualifications", "Corporate Governance – Board and Committee Leadership, Composition and Refreshment", "Corporate Governance – Audit Committee" and "Corporate Governance – Director Independence".

Item 11. *Executive Compensation*

The information required under this Item 11 is incorporated by reference to the information in the 2024 Proxy Statement under the captions "Compensation Discussion and Analysis", "Executive Compensation" and "Director Compensation". The information required under this Item 11 is incorporated by reference to the information in the 2024 Proxy Statement regarding the Compensation and Talent Committee under the captions "Corporate Governance – Compensation and Talent Committee Interlocks and Insider Participation" and "Compensation and Talent Committee Report".

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this Item 12 is incorporated by reference to the information in the 2024 Proxy Statement under the captions "Equity Compensation Plan Information", "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers".

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required under this Item 13 is incorporated by reference to the information in the 2024 Proxy Statement under the captions "Transactions with Related Persons" and "Corporate Governance – Director Independence".

Item 14. *Principal Accounting Fees and Services*

The information required under this Item 14 is incorporated by reference to the information in the 2024 Proxy Statement under the caption "Audit Committee Matters – Fees of Principal Accountants".

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

    (a)(1) *Consolidated Financial Statements*

    The following Consolidated Financial Statements of Assurant, Inc. are attached hereto:

    (a)(2) *Consolidated Financial Statement Schedules*

    The following Consolidated Financial Statement Schedules of Assurant, Inc. are attached hereto:

*   All other financial statement schedules are omitted because they are not applicable or not required or the information is included in the Consolidated Financial Statements or the notes thereto.

    (a)(3) *Exhibits*

    The following exhibits either (a) are filed with this Report or (b) have previously been filed with the SEC and are incorporated herein by reference to those prior filings.

Exhibit Number	Exhibit Description
2.1	Master Transaction Agreement, dated as of September 9, 2015, by and between Assurant, Inc. and Sun Life Assurance Company of Canada (incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K, originally filed on September 10, 2015).
2.2	Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018, by and among Assurant, Inc., TWG Holdings Limited, TWG Re, Ltd., Arbor Merger Sub, Inc. and Spartan Merger Sub, Ltd. (incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K, originally filed on January 9, 2018).
2.3	Letter Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TWG Holdings Limited, TWG Re, Ltd and Spartan Merger Sub, Ltd. (incorporated by reference from Exhibit 2.2 to the Registrant's Current Report on Form 8-K, originally filed on May 31, 2018).
2.4	Equity Purchase Agreement, dated as of March 8, 2021, by and among Assurant, Inc., Interfinancial Inc., CMFG Life Insurance Company and TruStage Global Holdings, ULC (incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K originally filed on March 9, 2021).
3.1	Amended and Restated Certificate of Incorporation of Assurant, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K, originally filed on May 12, 2017).
3.2	Amended and Restated By-Laws of Assurant, Inc., effective as of November 10, 2022 (incorporated by reference from Exhibit 3.1 to the Registrant's Form 8-K, originally filed on November 14, 2022).

3.3 Certificate of Designations of 6.50% Series D Mandatory Convertible Preferred Stock, filed with the Secretary of State of Delaware on March 12, 2018 (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K, originally filed on March 12, 2018).

4.1 Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A and amendments thereto, originally filed on January 13, 2004).

4.2 Senior Debt Indenture, dated as of February 18, 2004, between Assurant, Inc. and U.S. Bank National Association, successor to SunTrust Bank, as trustee (incorporated by reference from Exhibit 10.27 to the Registrant's Annual Report on Form 10-K, originally filed on March 30, 2004).

4.3 Indenture, dated as of March 28, 2013, between Assurant, Inc. and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to the Registrant's Form 8-K, originally filed on March 28, 2013).

4.4 First Supplemental Indenture, dated as of February 28, 2023, between Assurant, Inc. and U.S. Bank Trust Company, National Association (successor to U.S. Bank National Association), as trustee (incorporated by reference from Exhibit 4.2 to the Registrant's Form 8-K, originally filed on February 28, 2023).

4.5 Subordinated Indenture, dated as of March 27, 2018, between Assurant, Inc. and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, originally filed on March 27, 2018).

4.6 Description of the Registrant's Securities (incorporated by reference from Exhibit 4.5 to the Registrant's Annual Report on Form 10-K, originally filed on February 22, 2022).

4.7 Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant hereby agrees to furnish to the SEC, upon request, a copy of any other instrument defining the rights of holders of long-term debt of the Registrant and its subsidiaries.

10.1 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards for Directors, effective as of January 1, 2013 (incorporated by reference from Exhibit 10.2 to the Registrant's Annual Report on Form 10-K, originally filed on February 20, 2013). *

10.2 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards for Directors, effective as of January 1, 2013 (incorporated by reference from Exhibit 10.3 to the Registrant's Annual Report on Form 10-K, originally filed on February 20, 2013). *

10.3 Amended and Restated Assurant, Inc. Long Term Equity Incentive Plan, effective as of January 1, 2012 (incorporated by reference from Exhibit 10.15 to the Registrant's Annual Report on Form 10-K, originally filed on February 23, 2012). *

10.4 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards for Directors, under the Assurant, Inc. 2017 Long Term Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registrant's Form S-8, originally filed on May 12, 2017). *

10.5 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards for Non-Employee Directors, effective as of January 18, 2023 (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, originally filed on March 13, 2023).

10.6 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards, effective as of January 18, 2023 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 4, 2023).

10.7 Assurant, Inc. 2017 Long Term Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, originally filed on May 12, 2017). *

10.8 Assurant, Inc. 2017 Long Term Equity Incentive Plan, as amended (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, originally filed on May 14, 2021). *

10.9 Assurant, Inc. 2017 Long Term Equity Incentive Plan, as amended and restated as of December 2, 2022 (incorporated by reference from Exhibit 10.8 to the Registrant's Annual Report on Form 10-K, originally filed on February 17, 2023).*

10.10 Assurant, Inc. 2017 Long Term Equity Incentive Plan, as amended and restated as of November 8, 2023.*

10.11 Amended and Restated Assurant, Inc. Executive Short Term Incentive Plan, effective as of January 1, 2012 (incorporated by reference from Exhibit 10.23 to the Registrant's Annual Report on Form 10-K, originally filed on February 23, 2012). *

10.12 Amended and Restated Assurant, Inc. Executive Short Term Incentive Plan, effective as of December 2, 2022 (incorporated by reference from Exhibit 10.10 to the Registrant's Annual Report on Form 10-K, originally filed on February 17, 2023).*

10.13 Amended and Restated Assurant, Inc. Executive Short Term Incentive Plan, effective as of November 8, 2023.*

10.14 Amended and Restated Assurant Deferred Compensation Plan, effective as of January 1, 2008 (incorporated by reference from Exhibit 10.33 to the Registrant's Annual Report on Form 10-K, originally filed on March 3, 2008). *

10.15 Amendment No. 1 to the Amended and Restated Assurant Deferred Compensation Plan, effective as of January 1, 2012 (incorporated by reference from Exhibit 10.28 to the Registrant's Annual Report on Form 10-K, originally filed on February 23, 2012). *

10.16 Amendment No. 2 to the Amended and Restated Assurant Deferred Compensation Plan, effective as of December 3, 2013 (incorporated by reference from Exhibit 10.31 to the Registrant's Annual Report on Form 10-K, originally filed on February 19, 2014). *

10.17 Assurant Executive Pension Plan, amended and restated, effective as of January 1, 2009 (incorporated by reference from Exhibit 10.15 to the Registrant's Annual Report on Form 10-K, originally filed on February 27, 2009). *

10.18 Amendment No. 1 to the Assurant Executive Pension Plan, effective as of January 1, 2009 (incorporated by reference from Exhibit 10.33 to the Registrant's Annual Report on Form 10-K, originally filed on February 23, 2012). *

10.19 Amendment No. 2 to the Assurant Executive Pension Plan, effective as of January 1, 2010 (incorporated by reference from Exhibit 10.34 to the Registrant's Annual Report on Form 10-K, originally filed on February 23, 2012). *

10.20 Amendment No. 3 to the Assurant Executive Pension Plan, effective as of December 31, 2013 (incorporated by reference from Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, originally filed on February 19, 2014). *

10.21 Amendment No. 4 to the Assurant Executive Pension Plan, effective as of February 29, 2016 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 3, 2016). *

10.22 Assurant Executive 401(k) Plan, amended and restated, effective as of January 1, 2014 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on April 29, 2014). *

10.23 Amendment No. 1 to the Assurant Executive 401(k) Plan, as amended and restated, effective as of March 1, 2016 (incorporated by reference from Exhibit 10.27 to the Registrant's Annual Report on Form 10-K, originally filed on February 14, 2017). *

10.24 Amendment No. 2 to the Assurant Executive 401(k) Plan, as amended and restated, effective as of January 1, 2017 (incorporated by reference from Exhibit 10.29 to the Registrant's Annual Report on Form 10-K, originally filed on February 14, 2018). *

10.25 Form of Assurant, Inc. Change in Control Agreement, effective as of May 11, 2022 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on August 4, 2022).*

10.26 Form of Assurant, Inc. Change in Control Agreement, effective as of May 11, 2022 (California version) (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, originally filed on August 4, 2022).*

10.27 Second Amended and Restated Credit Agreement, dated as of December 9, 2021, among Assurant, Inc., as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Wells Fargo Bank, National Association, as syndication agent (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, originally filed on December 9, 2021).

10.28 Assurant, Inc. Amended and Restated Directors Compensation Plan, effective as of May 13, 2021 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on August 5, 2021). *

10.29 Assurant, Inc. Amended and Restated Directors Compensation Plan, effective as of May 11, 2023 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on August 3, 2023).*

10.30 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Performance-based Awards under the Assurant, Inc. 2017 Long Term Equity Incentive Plan for the Management Committee, effective July 18, 2018 (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, originally filed on August 9, 2018). *

10.31 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-based Awards under the Assurant, Inc. 2017 Long Term Equity Incentive Plan, effective March 16, 2019 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 8, 2019). *

10.32 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Time-Based Awards under the Assurant, Inc. 2017 Long Term Equity Incentive Plan, as amended (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 5, 2022).*

10.33 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Performance-Based Awards under the Assurant, Inc. 2017 Long Term Equity Incentive Plan, effective as of March 16, 2021 (incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q originally filed on May 6, 2021). *

10.34 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Performance-Based Awards under the Assurant, Inc. 2017 Long Term Equity Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 5, 2022).*

10.35 Form of Assurant, Inc. Restricted Stock Unit Award Agreement for Performance-Based Awards, effective as of January 18, 2023 (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, originally filed on May 4, 2023). *

10.36 Separation Agreement, dated as of November 14, 2023, by and between Assurant, Inc. and Richard Dziadzio. *

21 Subsidiaries of the Registrant.

23 Consent of PricewaterhouseCoopers LLP.

24 Power of Attorney.

31.1 Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

32.1 Certification of Chief Executive Officer of Assurant, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer of Assurant, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 Assurant, Inc. Compensation Clawback Policy, effective as of October 2, 2023.*

101 The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements.

104 Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Management contract or compensatory plan.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on February 15, 2024.

ASSURANT, INC.

By:	/s/ KEITH W. DEMMINGS
Name:	**Keith W. Demmings**
Title:	***President, Chief Executive Officer and Director (Principal Executive Officer)***

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant in the capacities indicated on February 15, 2024.

Signature	Title
/s/ KEITH W. DEMMINGS Keith W. Demmings	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ KEITH R. MEIER Keith R. Meier	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ DIMITRY DIRIENZO Dimitry DiRienzo	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
* Elaine D. Rosen	Non-Executive Board Chair
* Paget L. Alves	Director
* Rajiv Basu	Director
* J. Braxton Carter	Director
* Juan N. Cento	Director
* Harriet Edelman	Director
* Sari Granat	Director
* Lawrence V. Jackson	Director
* Debra J. Perry	Director
* Ognjen Redzic	Director
* Paul J. Reilly	Director
* Robert W. Stein	Director

*By: /S/ KEITH R. MEIER

Name: **Keith R. Meier**
Attorney-in-Fact

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Assurant, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Assurant, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Claims and Benefits Payable Reserves for Global Lifestyle, Global Housing and Non-Core Operations Short Duration Insurance Contracts

As described in Notes 2 and 17 to the consolidated financial statements, the Company maintains claims and benefits payable reserves for short duration insurance contracts. Reserves are established using generally accepted actuarial methods and reflect judgments about expected future claim payments. The reserve liability is based on the expected ultimate cost of settling the claims. As of December 31, 2023, the Company's total liability for claims and benefits payable was $1.99 billion, which included $1.79 billion of liabilities for short duration contracts within the Global Lifestyle and Global Housing reporting segments as well as within its non-core operations. Claims and benefits payable reserves include case reserves for known claims which are unpaid as of the balance sheet date; incurred but not reported reserves for claims where the insured event has occurred but has not been reported as of the balance sheet date; and loss adjustment expense reserves for the expected handling costs of settling the claims. Factors used in the calculation of the reserves include experience derived from historical claim payments and actuarial assumptions. As described by management, the best estimate of ultimate loss and loss adjustment expense is generally selected from a blend of different actuarial methods that are applied consistently each period, considering significant assumptions including projected loss development factors and expected loss ratios.

The principal considerations for our determination that performing procedures relating to the valuation of claims and benefits payable reserves for short duration insurance contracts is a critical audit matter are (i) the significant judgment by management when determining their estimates; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the actuarial methods and projected loss development factors and expected loss ratio assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of claims and benefits payable reserves for short duration insurance contracts, including controls over the selection of actuarial methods, completeness and accuracy of claims data and the development of the significant assumptions. On a test basis, these procedures also included, among others, testing the completeness and accuracy of historical claims data provided by management and the involvement of professionals with specialized skill and knowledge to assist in either (i) testing management's process for determining the estimates by evaluating the appropriateness of management's actuarial methods and the reasonableness of projected loss development factors and expected loss ratio assumptions; or (ii) developing an actuarially determined independent estimate utilizing actual historical data and loss development patterns, as well as industry data and other benchmarks, and comparing this independent estimate to management's actuarially determined reserves.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 15, 2024

We have served as the Company's auditor since 2000.

Assurant, Inc.
Consolidated Balance Sheets
As of December 31, 2023 and 2022

		December 31,		
		2023		**2022**
		(in millions except number of shares and per share amounts)		
Assets				
Investments:				
Fixed maturity securities available for sale, at fair value (amortized cost – $7,292.4 and $6,920.8 at December 31, 2023 and 2022, respectively)	$	6,912.1	$	6,283.7
Equity securities at fair value		223.0		281.3
Commercial mortgage loans on real estate, at amortized cost (net of allowances for credit losses of $4.0 and $1.8 at December 31, 2023 and 2022, respectively)		328.7		295.6
Short-term investments		258.1		155.5
Other investments		499.0		508.4
Total investments		8,220.9		7,524.5
Cash and cash equivalents		1,627.4		1,536.7
Premiums and accounts receivable (net of allowances for credit losses of $9.0 and $9.2 at December 31, 2023 and 2022, respectively)		2,265.6		2,406.4
Reinsurance recoverables (net of allowances for credit losses of $4.8 and $5.4 at December 31, 2023 and 2022, respectively)		6,649.2		6,999.4
Accrued investment income		97.0		85.1
Deferred acquisition costs		9,967.2		9,677.1
Property and equipment, net		685.8		645.1
Goodwill		2,608.8		2,603.0
Value of business acquired		83.9		262.8
Other intangible assets, net		567.1		638.9
Other assets (net of allowances for credit losses of $0.7 and $1.7 at December 31, 2023 and 2022, respectively) (1)		862.3		738.3
Total assets	$	33,635.2	$	33,117.3
Liabilities				
Future policy benefits and expenses	$	487.2	$	507.9
Unearned premiums		20,110.4		19,802.4
Claims and benefits payable		1,989.2		2,210.0
Commissions payable		542.8		647.5
Reinsurance balances payable		430.1		492.8
Funds held under reinsurance		392.7		366.6
Accounts payable and other liabilities (including allowances for credit losses of $8.3 and $10.3 at December 31, 2023 and 2022)		2,792.7		2,731.5
Debt		2,080.6		2,129.9
Total liabilities		28,825.7		28,888.6
Commitments and contingencies (Note 27)				
Stockholders' equity				
Common stock, par value $0.01 per share, 800,000,000 shares authorized, 54,252,083 and 55,126,470 shares issued and 51,955,994 and 52,830,381 shares outstanding at December 31, 2023 and 2022, respectively		0.6		0.6
Additional paid-in capital		1,668.5		1,637.8
Retained earnings		4,028.2		3,699.3
Accumulated other comprehensive loss		(765.0)		(986.2)
Treasury stock, at cost; 2,296,089 shares at December 31, 2023 and 2022		(122.8)		(122.8)
Total equity		4,809.5		4,228.7
Total liabilities and equity	$	33,635.2	$	33,117.3

(1) Other assets as of December 31, 2023 includes the assets of the Company's Miami, Florida office which were reclassified from property and equipment, net, when held-for-sale criteria was met in second quarter 2023. Refer to Note 14 for additional information.

See the accompanying Notes to the Consolidated Financial Statements

Assurant, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2023, 2022 and 2021

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in millions except number of shares and per share amounts)				
Revenues						
Net earned premiums	$	9,388.0	$	8,765.3	$	8,572.1
Fees and other income		1,323.2		1,243.3		1,172.9
Net investment income		489.1		364.1		314.4
Net realized (losses) gains on investments (including $(17.0), $(4.6) and $0.2 of impairment-related (losses) gains for the years ended December 31, 2023, 2022 and 2021, respectively) and fair value changes to equity securities		(68.7)		(179.7)		128.2
Total revenues		11,131.6		10,193.0		10,187.6
Benefits, losses and expenses						
Policyholder benefits		2,521.8		2,359.8		2,201.9
Underwriting, selling, general and administrative expenses		7,695.1		7,366.3		7,081.9
Goodwill impairment (Note 15)		—		7.8		—
Interest expense		108.0		108.3		111.8
(Gain) loss on extinguishment of debt (Note 19)		(0.1)		0.9		20.7
Total benefits, losses and expenses		10,324.8		9,843.1		9,416.3
Income from continuing operations before income tax expense		806.8		349.9		771.3
Income tax expense		164.3		73.3		168.4
Net income from continuing operations		642.5		276.6		602.9
Net income from discontinued operations (Note 4)		—		—		758.9
Net income		642.5		276.6		1,361.8
Less: Preferred stock dividends		—		—		(4.7)
Net income attributable to common stockholders	$	642.5	$	276.6	$	1,357.1
Earnings Per Common Share						
Basic						
Net income from continuing operations	$	12.02	$	5.09	$	10.11
Net income from discontinued operations	$	—	$	—	$	12.84
Net income attributable to common stockholders	$	12.02	$	5.09	$	22.95
Diluted						
Net income from continuing operations	$	11.95	$	5.05	$	10.03
Net income from discontinued operations	$	—	$	—	$	12.63
Net income attributable to common stockholders	$	11.95	$	5.05	$	22.66
Share Data						
Weighted average common shares outstanding used in basic per common share calculations		53,455,139		54,371,531		59,140,861
Plus: Dilutive securities		327,930		410,997		982,833
Weighted average common shares used in diluted per common share calculations		53,783,069		54,782,528		60,123,694

See the accompanying Notes to the Consolidated Financial Statements

Assurant, Inc.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2023, 2022 and 2021

	Years Ended December 31,		
	2023	2022	2021
		(in millions)	
Net income	$ 642.5	$ 276.6	$ 1,361.8
Other comprehensive income (loss):			
Change in net unrealized gains on securities, net of taxes of $(52.6), $196.7 and $233.7 for the years ended December 31, 2023, 2022 and 2021, respectively (1)	207.7	(769.8)	(841.0)
Change in unrealized gains on derivative transactions, net of taxes of $0.3, $0.7 and $0.7 for the years ended December 31, 2023, 2022 and 2021, respectively	(1.3)	(2.6)	(2.3)
Change in foreign currency translation, net of taxes of $(2.3), $(6.0) and $3.1 for the years ended December 31, 2023, 2022 and 2021, respectively	42.1	(67.1)	(31.3)
Amortization of pension and postretirement unrecognized net periodic benefit cost and change in funded status, net of taxes of $7.2, $(0.9) and $(3.8) for the years ended December 31, 2023, 2022 and 2021, respectively	(27.3)	3.3	14.8
Total other comprehensive income (loss)	221.2	(836.2)	(859.8)
Total comprehensive income (loss) attributable to common stockholders	$ 863.7	$ (559.6)	$ 502.0

(1) The year ended December 31, 2021 includes $0.3 million of foreign currency translation adjustments and $605.7 million of net unrealized gains on investments, for a total $606.0 million, net of taxes, that were recognized through income from discontinued operations upon the sale of the disposed Global Preneed business. Refer to Note 4 for further information.

See the accompanying Notes to the Consolidated Financial Statements

Assurant, Inc.
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interest	Total
				(in millions, except per share amounts)				
Balance, January 1, 2021	$ 2.9	$ 0.6	$ 1,956.8	$ 3,533.5	$ 709.8	$ (267.4)	$ 3.4	$ 5,939.6
Stock plan exercises	—	—	11.8	—	—	—	—	11.8
Stock plan compensation expense	—	—	66.7	—	—	—	—	66.7
Common stock dividends ($2.66 per share)	—	—	—	(157.6)	—	—	—	(157.6)
Acquisition of common stock	—	—	(181.6)	(691.2)	—	—	—	(872.8)
Net income	—	—	—	1,361.8	—	—	—	1,361.8
Preferred stock conversion	(2.9)	0.1	(141.8)	—	—	144.6	—	—
Preferred stock dividends ($1.63 per share)	—	—	—	(4.7)	—	—	—	(4.7)
Change in equity of non-controlling interest	—	—	—	(0.6)	—	—	(3.4)	(4.0)
Acquisition of non-controlling interests	—	—	(16.9)	—	—	—	—	(16.9)
Other comprehensive loss	—	—	—	—	(859.8)	—	—	(859.8)
Balance, December 31, 2021	$ —	$ 0.7	$ 1,695.0	$ 4,041.2	$ (150.0)	$ (122.8)	$ —	$ 5,464.1
Stock plan exercises	—	—	13.6	—	—	—	—	13.6
Stock plan compensation expense	—	—	62.6	—	—	—	—	62.6
Common stock dividends ($2.74 per share)	—	—	—	(150.2)	—	—	—	(150.2)
Acquisition of common stock	—	(0.1)	(133.4)	(468.3)	—	—	—	(601.8)
Net income	—	—	—	276.6	—	—	—	276.6
Other comprehensive loss	—	—	—	—	(836.2)	—	—	(836.2)
Balance, December 31, 2022	$ —	$ 0.6	$ 1,637.8	$ 3,699.3	$ (986.2)	$ (122.8)	$ —	$ 4,228.7
Stock plan exercises	—	—	14.9	—	—	—	—	14.9
Stock plan compensation expense	—	—	75.1	—	—	—	—	75.1
Common stock dividends ($2.82 per share)	—	—	—	(152.3)	—	—	—	(152.3)
Acquisition of common stock	—	—	(59.3)	(161.3)	—	—	—	(220.6)
Net income	—	—	—	642.5	—	—	—	642.5
Other comprehensive income	—	—	—	—	221.2	—	—	221.2
Balance, December 31, 2023	$ —	$ 0.6	$ 1,668.5	$ 4,028.2	$ (765.0)	$ (122.8)	$ —	$ 4,809.5

See the accompanying Notes to the Consolidated Financial Statements

Assurant, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021

	Years Ended December 31,		
	2023	2022	2021
	(in millions)		
Operating activities			
Net income	$ 642.5	$ 276.6	$ 1,361.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Noncash revenues, expenses, gains and losses included in income:			
Income from discontinued operations (1)	—	—	(758.9)
Deferred tax (benefit) expense	(108.5)	63.8	131.7
Depreciation and amortization	196.4	182.0	171.6
Net realized losses (gains) on investments, including impairment losses	68.7	179.7	(128.2)
(Gain) loss on extinguishment of debt	(0.1)	0.9	20.7
Restructuring costs	34.3	41.8	—
Stock based compensation expense	75.1	62.6	66.7
Other intangible asset impairment	—	—	1.7
Goodwill impairment	—	7.8	—
Changes in operating assets and liabilities:			
Insurance policy reserves and expenses	9.4	1,877.3	1,453.9
Premiums and accounts receivable	120.6	(465.6)	(424.2)
Commissions payable	(92.6)	(30.7)	(43.3)
Reinsurance recoverable	345.6	(809.5)	(446.9)
Reinsurance balance payable	(68.5)	41.7	89.9
Funds withheld under reinsurance	25.4	4.9	6.5
Deferred acquisition costs and value of business acquired (Note 13 and 16)	(81.9)	(552.2)	(873.6)
Taxes (receivable) payable	(92.9)	88.2	(145.8)
Other assets and other liabilities	95.9	(349.9)	150.3
Other	(31.3)	(22.5)	(3.4)
Net cash provided by operating activities - discontinued operations	—	—	151.2
Net cash provided by operating activities	1,138.1	596.9	781.7
Investing activities			
Sales of:			
Fixed maturity securities available for sale	1,464.6	2,468.8	1,361.8
Equity securities	52.7	52.3	30.4
Other invested assets	90.7	144.7	141.1
Subsidiary, net of cash transferred (1)	—	4.8	1,315.6
Maturities, calls, prepayments, and scheduled redemption of:			
Fixed maturity securities available for sale	280.2	483.6	971.0
Commercial mortgage loans on real estate	20.4	40.5	19.8
Purchases of:			
Fixed maturity securities available for sale	(2,146.8)	(3,059.9)	(3,007.7)
Equity securities	(3.4)	(27.3)	(57.7)
Commercial mortgage loans on real estate	(55.6)	(80.3)	(133.9)
Other invested assets	(49.3)	(111.8)	(71.6)
Property and equipment and other	(202.5)	(186.3)	(187.4)
Subsidiaries, net of cash transferred (2)	(0.3)	(72.5)	(16.6)
Change in short-term investments	(90.8)	80.7	(65.2)
Other	2.4	0.6	3.2
Net cash used in investing activities - discontinued operations	—	—	(145.2)
Net cash (used in) provided by investing activities	(637.7)	(262.1)	157.6
Financing activities			
Issuance of debt, net of issuance costs (Note 19)	173.2	—	347.2
Repayment of debt	(225.0)	(75.9)	(419.8)
Payment of contingent liability	(2.5)	—	—
Acquisition of common stock	(193.1)	(572.8)	(839.3)
Common stock dividends paid	(152.3)	(150.2)	(157.6)
Preferred stock dividends paid	—	—	(4.7)
Employee stock purchases and withholdings	(4.2)	(19.5)	(15.6)
Net cash used in financing activities	(403.9)	(818.4)	(1,089.8)
Effect of exchange rate changes on cash and cash equivalents - continuing operations	(5.8)	(34.5)	(23.5)
Effect of exchange rate changes on cash and cash equivalents - discontinued operations	—	—	0.2
Effect of exchange rate changes on cash and cash equivalents	(5.8)	(34.5)	(23.3)
Change in cash and cash equivalents	90.7	(518.1)	(173.8)

Cash and cash equivalents at beginning of period			1,536.7		2,054.8	2,228.6
Cash and cash equivalents at end of period			1,627.4		1,536.7	2,054.8
Less: Cash and cash equivalents reclassified as held for sale at end of period (3)			—		—	14.0
Cash and cash equivalents of continuing operations at end of period	$		1,627.4	$	1,536.7 $	2,040.8
Supplemental information:						
Income taxes paid	$		235.4	$	127.7 $	221.1
Interest paid on debt	$		107.4	$	108.6 $	109.8

(1) Amount for the year ended December 31, 2021 relates to the sale of the disposed Global Preneed business, net of $27.3 million of cash transferred. For additional information, refer to Note 4.
(2) Amounts for the year ended December 31, 2022 primarily consist of $55.2 million in cash consideration for the acquisition of American Lease Insurance Agency Corporation ("ALI"), net of $4.8 million of cash acquired. Refer to Note 3 for additional information.
(3) Relates to John Alden Life Insurance Company, a run-off business which was classified as held for sale as of December 31, 2021 and sold on April 1, 2022.

See the accompanying Notes to the Consolidated Financial Statements

Assurant, Inc.
Notes to the Consolidated Financial Statements
(in millions except number of shares and per share amounts)

INDEX OF NOTES

1. Nature of Operations

Assurant, Inc. (the "Company") is a leading global business services company that supports, protects and connects major consumer purchases. The Company supports the advancement of the connected world by partnering with the world's leading brands to develop innovative solutions and to deliver an enhanced customer experience. The Company operates in North America, Latin America, Europe and Asia Pacific through two operating segments: Global Lifestyle and Global Housing. Through its Global Lifestyle segment, the Company provides mobile device solutions, extended service contracts and related services for consumer electronics and appliances, and credit and other insurance products (referred to as "Connected Living"); and vehicle protection services, commercial equipment services and other related services (referred to as "Global Automotive"). Through its Global Housing segment, the Company provides lender-placed homeowners, manufactured housing and flood insurance, as well as voluntary manufactured housing, condominium and homeowners insurance (referred to as "Homeowners"); and renters insurance and other products (referred to as "Renters and Other").

The Company's common stock is traded on the New York Stock Exchange under the symbol "AIZ."

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Amounts are presented in United States of America ("U.S.") Dollars and all amounts are in millions, except for number of shares, per share amounts and number of securities. Certain prior period amounts have been revised to reflect the realignment of the composition of its reportable segments to correspond with changes to its operating structure effective January 1, 2023.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries, generally through a greater than 50% ownership of voting rights and voting interests. Equity investments in entities that the Company does not consolidate, but where the Company has significant influence or where the Company has more than a minor influence over the entity's operating and financial policies, are accounted for under the equity method. Non-controlling interest consists of equity that is not attributable directly or indirectly to the Company. All material inter-company transactions and balances are eliminated in consolidation. In order to facilitate the Company's closing process, financial information from certain foreign subsidiaries and affiliates is reported on a one to three-month lag.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts. The items affected by the use of estimates include but are not limited to, investments, reinsurance recoverables, premium and accounts receivables, deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred income taxes and associated valuation allowances, goodwill, intangible assets, future policy benefits and expenses, unearned premiums, claims and benefits payable, deferred gain on disposal of businesses, pension and post-retirement liabilities and commitments and contingencies. The estimates are sensitive to market conditions, investment yields, mortality, morbidity, commissions and other acquisition expenses, policyholder behavior and other factors. Actual results could differ from the estimates recorded. The Company believes all amounts reported are reasonable and adequate.

Fair Value

The Company uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Company gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 10 for additional information.

Foreign Currency

For foreign affiliates where the local currency is the functional currency, unrealized foreign currency translation gains and losses net of deferred income taxes have been reflected in accumulated other comprehensive income ("AOCI"). For Canada, Argentina, Brazil, Chile and Mexico, deferred taxes have not been provided for unrealized currency translation gains and losses since the Company intends to indefinitely reinvest the earnings in these other jurisdictions. Transaction gains and losses on assets and liabilities denominated in foreign currencies are recorded in underwriting, selling, general and administrative expenses in the consolidated statements of operations during the period in which they occur.

Management generally identifies highly inflationary markets as those markets whose cumulative inflation rates over a three-year period exceeds 100%, in addition to considering other qualitative and quantitative factors. Beginning July 1, 2018, as a result of the classification of Argentina's economy as highly inflationary, the functional currency of our Argentina subsidiaries was changed from the local currency to U.S. Dollars. The subsidiaries' non-U.S. Dollar denominated monetary assets and liabilities have been subject to remeasurement since July 1, 2018. For the years ended December 31, 2023, 2022 and 2021, the remeasurement resulted in $29.4 million, $16.7 million and $7.0 million, respectively, of net pre-tax losses which the Company classified within underwriting, selling, general and administrative expenses in the consolidated statements of operations. Based on the relative size of the subsidiaries' operations and net assets subject to remeasurement, the Company does not anticipate the ongoing remeasurement to have a material impact on the Company's results of operations or financial condition.

Variable Interest Entities

The Company may enter into agreements with other entities that are deemed to be variable interest entities ("VIEs"). Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as VIEs. A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (the "primary beneficiary") as a result of having both the power to direct the activities that most significantly impact the VIE's

economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, the nature of the VIE's operations and purpose and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company only holds non-consolidated VIEs as of December 31, 2023 and 2022.

Investments

Fixed maturity securities are classified as available-for-sale as defined in the investments guidance and are reported at fair value. If the fair value is higher than the amortized cost for fixed maturity securities, the excess is an unrealized gain; and, if lower than amortized cost, the difference is an unrealized loss. Net unrealized gains and losses on securities classified as available-for-sale, less deferred income taxes, are included in AOCI.

Presentation of credit-related impairments is shown as an allowance, recognizing credit impairments upon purchase of securities as applicable, and requiring reversals of previously recognized credit-related impairments when applicable.

For available for sale fixed maturity securities in an unrealized loss position for which the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than the amortized cost basis, changes to the credit rating of the security by a nationally recognized statistical ratings organization and any adverse conditions specifically related to the security, industry or geographic area, among other factors. If this assessment indicates a potential credit loss may exist, the present value of cash flows expected to be collected are compared to the security's amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit-related impairment exists, and a charge to income and an associated allowance for credit losses is recorded for the credit-related impairment. Any impairment not related to credit losses is recorded through other comprehensive income. The amount of the allowance for credit losses is limited to the amount by which fair value is less than the amortized cost basis. Upon recognizing a credit-related impairment, the cost basis of the security is not adjusted.

Subsequent changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. For fixed maturities where the Company records a credit loss, a determination is made as to the cause of the impairment and whether the Company expects a recovery in the value. Write-offs are charged against the allowance when management concludes the financial asset is uncollectible. For fixed maturities where the Company expects a recovery in value, the effective yield method is utilized, and the investment is amortized to par.

For available for sale fixed maturity securities that the Company intends to sell, or for which it is more likely than not that the Company will be required to sell before recovery of its amortized cost basis, the entire impairment loss, or difference between the fair value and amortized cost basis of the security, is recognized in net realized gains (losses) on investments and fair value changes to equity securities. The new cost basis of the security is the previous amortized cost basis less the impairment recognized and is not adjusted for any subsequent recoveries in fair value.

The Company reports receivables for accrued investment income separately from fixed maturities available for sale and elected not to measure allowances for credit losses for accrued investment income as uncollectible balances are written off in a timely manner.

Equity securities that have readily determinable fair values are measured at fair value with changes in fair value recognized in net realized gains (losses) on investments and fair value changes to equity securities on the Company's consolidated statements of operations. The Company has certain equity investments that do not have readily determinable fair values and the Company has elected the measurement alternative to carry such investments at cost, less impairment and to mark to fair value when observable prices in identical or similar investments from the same issuer occur.

Equity securities accounted for under the measurement alternative are impaired if a qualitative assessment based upon several indicators such as earnings performance, offers to sell or purchase, ability to continue as a going concern and macroeconomic factors indicates the equity investment is impaired and the fair value of the investment is less than its carrying value. If a qualitative assessment indicates impairment, a quantitative analysis, which uses probability weighted potential outcomes, is performed to determine the amount of the impairment to be recognized that result in a fair value measurement. Equity securities accounted for under the measurement alternative are included within other investments in the consolidated balance sheets.

Commercial mortgage loans on real estate are reported at unpaid principal balances, adjusted for amortization of premium or discount, less any allowance for credit losses. The allowance for the Company's commercial mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, utilizing a probability-of-default and loss given default methodologies, which incorporate various probability weighted economic scenarios. The probability of default is estimated using macroeconomic factors as well as individual loan characteristics, including loan-to-value ("LTV")

and debt service coverage ratios ("DSC"), loan term, collateral type, geography and underlying credit. The loss given default is driven primarily by the type and value of underlying collateral, and to a lesser extent by expected liquidation costs and time to recovery. Each loan is analyzed individually based on loan-specific data elements to estimate the expected loss and then aggregated.

The Company places loans on nonaccrual status after 90 days of delinquent payments (unless the loans are secured and in the process of collection). A loan may be placed on nonaccrual status before this time if information is available that suggests collection is unlikely. The Company charges off loan and accrued interest balances that are deemed uncollectible. Charge offs are recorded to net income in the period deemed uncollectible. Refer to Note 5 for further details on the allowance for credit losses on commercial mortgage loans.

Short-term investments include securities and other investments with durations of one year or less, but greater than three months, between the date of purchase and maturity. These amounts are reported at cost or amortized cost, which approximates fair value.

Other investments consist primarily of investments in joint ventures, partnerships, equity investments that do not have readily determinable fair values, invested assets associated with a modified coinsurance arrangement, invested assets associated with the Assurant Investment Plan (the "AIP"), the American Security Insurance Company Investment Plan (the "ASIC") and the Assurant Deferred Compensation Plan (the "ADC"), as well as policy loans. The joint ventures and partnerships are valued according to the equity method of accounting. In applying the equity method, the Company uses financial information provided by the investee, generally on a three-month lag. The invested assets related to the modified coinsurance arrangement, the AIP, the ASIC and the ADC are classified as trading securities. Policy loans are reported at unpaid principal balances, which do not exceed the cash surrender value of the underlying policies.

Realized gains and losses on sales of investments are recognized on the specific identification basis.

Investment income is recorded as earned and reported net of investment expenses. The Company uses the interest method to recognize interest income on its commercial mortgage loans.

The Company anticipates prepayments of principal in the calculation of the effective yield for mortgage-backed securities and structured securities. The retrospective method is used to adjust the effective yield for the majority of the Company's mortgage-backed and structured securities. For credit-sensitive or credit impaired structured securities, the effective yield is recalculated on a prospective basis, primarily our commercial mortgage-backed, residential mortgage-backed and asset backed securities.

Cash and Cash Equivalents

The Company considers all highly liquid securities and other investments with durations of three months or less between the date of purchase and maturity to be cash equivalents. These amounts are carried at cost, which approximates fair value. Cash balances are reviewed at the end of each reporting period to determine if negative cash balances exist. If negative cash balances exist, the cash accounts are netted with other positive cash accounts of the same bank provided the right of offset exists between the accounts. If the right of offset does not exist, the negative cash balances are reclassified to accounts payable and other liabilities.

Restricted cash and cash equivalents, of $35.1 million and $22.1 million at December 31, 2023 and 2022, respectively, principally related to cash deposits involving insurance programs with restrictions as to withdrawal and use, are classified within cash and cash equivalents in the consolidated balance sheets.

Reinsurance

For both ceded and assumed reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

Reinsurance recoverables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policyholder benefits and policyholder contract deposits. The cost of reinsurance is recognized as a reduction to premiums earned over the terms of the underlying reinsured policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves and are reported in the consolidated balance sheets. The cost of reinsurance related to long-duration contracts is recognized over the life of the underlying reinsured policies. The ceding of insurance does not discharge the Company's primary liability to insureds, thus a credit exposure exists to the extent that any reinsurer is unable to meet the obligation assumed in the reinsurance agreements. To mitigate this exposure to reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers

and typically holds collateral (in the form of funds withheld, trusts and letters of credit) as security under the reinsurance agreements.

The Company accounts for credit losses using the expected credit loss model for reinsurance recoverables. The Company uses a probability of default and loss given default methodology in estimating the allowance, whereby the credit ratings of reinsurers are used in determining the probability of default. The allowance is established for reinsurance recoverables on paid and unpaid future policy benefits and claims and benefits. Prior to applying default factors, the net exposure to credit risk is reduced for any collateral for which the right of offset exists, such as funds withheld, assets held in trust and letters of credit, which are part of the reinsurance arrangements, with adjustments to include consideration of credit exposure on the collateral. The methodology used by the Company incorporates historical default factors for each reinsurer based on their credit rating using comparably rated bonds as published by a major ratings service. The allowance is based upon the Company's ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing and other relevant factors.

Funds held under reinsurance represent amounts contractually held from assuming companies in accordance with reinsurance agreements, primarily from collateral considerations.

Reinsurance premiums assumed are calculated based upon payments received from ceding companies together with accrual estimates, which are based on both payments received and in force policy information received from ceding companies. Any subsequent differences arising on such estimates are recorded in the period in which they are determined.

Premiums and Accounts Receivable

Premiums and accounts receivable includes insurance premiums receivable from policyholders and amounts due from sponsors or agents. The Company accounts for credit losses using the expected credit loss model for premiums and accounts receivable. For receivables due directly from the insured or consumer, the allowance for credit losses is generally calculated by aging the receivable balances and applying default factors based on the Company's historical collection data. For receivables due from product sponsors or agents, receivable balances are generally segregated by the sponsor or agent and an appropriate default factor is determined based on creditworthiness, billing terms and aging of balances. The financial exposure of a credit loss is determined net of offsets (such as related unearned premium reserves for consumer receivables and receivables net of commissions payable, profit share liabilities and captive reinsurance for balances due from sponsors/agents) prior to applying a default factor.

Deferred Acquisition Costs

Only direct and incremental costs associated with the successful acquisition of new or renewal insurance contracts are deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Acquisition costs primarily consist of commissions and premium taxes. Certain direct response advertising expenses are deferred when the primary purpose of the advertising is to elicit sales to customers who can be shown to have specifically responded to the advertising and the direct response advertising results in probable future benefits.

All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

Premium deficiency testing is performed annually and generally reviewed quarterly. Such testing involves the use of assumptions including the anticipation of investment income to determine if anticipated future policy premiums are adequate to recover all DAC and related claims, benefits and expenses. To the extent a premium deficiency exists, it is recognized immediately by a charge to the consolidated statement of operations and a corresponding reduction in DAC. If the premium deficiency is greater than unamortized DAC, a loss (and related liability) is recorded for the excess deficiency.

Short Duration Contracts

Acquisition costs relating to extended service contracts, vehicle service contracts, mobile device protection, credit insurance, lender-placed homeowners insurance and flood, multifamily housing and manufactured housing insurance are amortized over the term of the contracts in relation to premiums earned. These acquisition costs consist primarily of advance commissions paid to agents.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over estimated useful lives with a maximum of 39.5 years for buildings, a maximum of seven years for furniture and a maximum of five years for equipment. Expenditures for maintenance and repairs are charged to income as incurred. Expenditures for improvements are capitalized and depreciated over the remaining useful life of the asset.

Property and equipment also include capitalized software costs, comprised of purchased software as well as certain internal and external costs incurred during the application development stage that directly relate to obtaining, developing or

upgrading internal use software. Such costs are capitalized and amortized using the straight-line method over their estimated useful lives, not to exceed 15 years. Property and equipment are assessed for impairment when impairment indicators exist.

Goodwill

Goodwill represents the excess of acquisition costs over the net fair value of identifiable assets acquired and liabilities assumed in a business combination. Goodwill is deemed to have an indefinite life and is not amortized, but rather is tested at least annually for impairment. The Company performs the annual goodwill impairment test as of October 1 each year, or more frequently if indicators of impairment exist. Such indicators include: a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a significant decline in the Company's expected future cash flows due to changes in company-specific factors or the broader business climate. The evaluation of such factors requires considerable management judgment.

Goodwill is tested for impairment at the reporting unit level, which is either at the operating segment or one level below, if that component is a business for which discrete financial information is available and segment management regularly reviews such information. Components within an operating segment can be aggregated into one reporting unit if they have similar economic characteristics.

At the time of the annual goodwill test, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The Company is required to perform an additional quantitative step if it determines qualitatively that it is more likely than not (likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Otherwise, no further testing is required.

If the Company determines that it is more likely than not that the reporting unit's fair value is less than the carrying value, or otherwise elects to perform the quantitative testing, the Company compares the estimated fair value of the reporting unit with its net book value. If the reporting unit's estimated fair value exceeds its net book value, goodwill is deemed not to be impaired. If the reporting unit's net book value exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit. Refer to Note 15 for further details on goodwill impairment testing for 2023.

Other Intangible Assets

Intangible assets that have finite lives are amortized over their estimated useful lives based on the pattern in which the intangible asset is consumed, which may be other than straight-line. Estimated useful lives of finite intangible assets are required to be reassessed on at least an annual basis. For intangible assets with finite lives, impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the other intangible asset. Generally, other intangible assets with finite lives are only tested for impairment if there are indicators of impairment ("triggers") identified. Triggers include a significant adverse change in the extent, manner or length of time in which the intangible asset is being used or a significant adverse change in legal factors or in the business climate that could affect the value of the other intangible asset.

VOBA represents the value of expected future profits in unearned premium for insurance contracts acquired in an acquisition. For vehicle service contracts and extended service contracts, such as those purchased in connection with the TWG acquisition, the amount is determined using estimates, for premium earnings patterns, paid loss development patterns, expense loads and discount rates applied to cash flows that include a provision for credit risk. The amount determined represents the purchase price paid to the seller for producing the business. For vehicle service contracts and extended service contracts, VOBA is amortized consistent with the premium earning patterns of the underlying in-force contracts. VOBA is tested at least annually in the fourth quarter for recoverability.

Amortization expense and impairment charges for other intangible assets are included in underwriting, selling, general and administrative expenses in the consolidated statements of operations.

Other Assets

Other assets include prepaid items, income tax receivable, deferred income tax assets, right-of-use assets, dealer loans and inventory associated with the Company's mobile protection business.

Reserves

Reserves are established using generally accepted actuarial methods and reflect judgments about expected future premium and claim payments. Factors used in their calculation include experience derived from historical claim payments, expected future premiums and actuarial assumptions. Calculations incorporate assumptions about the incidence of incurred claims, the extent to which all claims have been reported, reporting lags, expenses, inflation rates, future investment earnings, internal claims processing costs and other relevant factors. The estimation of reserves includes an element of uncertainty given that management is using historical information and methods to project future events and reserve outcomes.

The recorded reserves represent the Company's best estimate at a point in time of the ultimate costs of settlement and administration of a claim or group of claims based upon actuarial assumptions and projections using facts and circumstances known at the time of calculation. The adequacy of reserves may be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, including: changes in the economic cycle, inflation, changes in repair costs, natural or human-made catastrophes, judicial trends, legislative changes and claims handling procedures.

Many of these items are not directly quantifiable and not all future events can be anticipated when reserves are established. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the consolidated statement of operations in the period in which such estimates are updated. Because establishment of reserves is an inherently complex process involving significant judgment and estimates, there can be no certainty that future settlement amounts for claims incurred through the financial reporting date will not vary from reported claims reserves. Future loss development could require reserves to be increased or decreased, which could have a material effect on the Company's earnings in the periods in which such increases or decreases are made. However, based on information currently available, the Company believes its reserve estimates are adequate.

The following table provides reserve information as of December 31, 2023 and 2022:

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | | | Claims and Benefits Payable | | | | Claims and Benefits Payable | |
	Future Policy Benefits and Expenses	Unearned Premiums	Case Reserves	Incurred But Not Reported Reserves	Future Policy Benefits and Expenses	Unearned Premiums	Case Reserves	Incurred But Not Reported Reserves
Long Duration Contracts:								
Non-core operations (1)	$ 57.7	$ —	$ 1.2	$ 1.0	$ 63.5	$ 0.1	$ 1.7	$ 0.8
All other disposed or runoff businesses (2)	429.5	1.9	—	0.1	444.4	2.0	0.1	0.1
Short Duration Contracts:								
Global Lifestyle	—	18,536.6	132.5	472.7	—	18,312.8	131.8	377.9
Global Housing	—	1,554.9	138.0	851.9	—	1,468.7	346.7	943.1
Non-core operations (1)	—	13.9	44.0	151.8	—	15.6	68.6	151.0
All other disposed or runoff businesses (2)	—	3.1	88.5	107.5	—	3.2	93.7	94.5
Total	$ 487.2	$ 20,110.4	$ 404.2	$ 1,585.0	$ 507.9	$ 19,802.4	$ 642.6	$ 1,567.4

(1)   Includes certain businesses which the Company expects to fully exit, including the long-tail commercial liability businesses (sharing economy and small commercial businesses), certain legacy long-duration insurance policies and the Company's operations in mainland China (collectively referred to as "non-core operations"), recorded in the Corporate and Other segment.

(2)   Primarily includes businesses sold through reinsurance reported in the Corporate and Other and Global Lifestyle segments.

Long Duration Contracts

The Company's long duration contracts, after the sale of the disposed Global Preneed business (as defined below in Note 4) and John Alden Life Insurance Company, primarily comprises run-off blocks of long-term care and universal life policies.

The Company adopted the targeted improvements accounting guidance for long-duration insurance contracts as of January 1, 2023, using a modified retrospective method on liabilities for future policy benefits and expenses to January 1, 2021 for long-term care insurance contracts that have been fully reinsured. The Company also elected to not apply the amended accounting guidance to long-duration contracts of legal entities sold and derecognized before the January 1, 2023 effective date as the Company has no significant continuing involvement with them.

Under the transition guidance, the long-term care insurance contracts are grouped into cohorts based on the contract's issue year. Premiums are recognized when due as net earned premiums in the consolidated statement of operations. A future policy benefits and expenses reserve is recorded as the present value of estimated future policy benefits and expenses less the present value of estimated future net premiums. The net premium ratio ("NPR") approach is used to recognize a liability when expected insurance benefits are accrued over the life of the contract in proportion to premium revenue. Policy expense assumptions are locked in as of December 31, 2020 as the long-term care insurance products are in run-off as of the transition date. Actual premiums and benefits are recognized on a quarterly basis in the consolidated statement of operations allocated in proportion to prior period cash flow projections at the cohort level. The updated cash flows used in the calculation are discounted using the discount rate used in the last premium deficiency test update prior to December 31, 2020 (the "original discount rate") and presented as interest expense in the consolidated statement of operations. The revised NPR is used to

measure benefit expense based on the recognized premium revenue in the period. The difference between the updated future policy benefits and expenses reserve opening period and previous ending period due to updating the NPR is presented as a remeasurement gain or loss (e.g., a cumulative catch-up adjustment) in policyholder benefits in the Company's consolidated statements of operations.

A remeasurement of the ending reporting period future policy benefits and expenses reserve is calculated using the current upper medium grade fixed-income corporate bond instrument yield as of the consolidated balance sheet ending period (the "current discount rate"). The current discount rate used is an externally published US corporate A index weighted average spot rate that is updated quarterly and effectively matches the duration of the expected cash flow streams of the long-term care reserves. The difference between the ending period future policy benefits and expenses reserve measured using the original discount rate and the future policy benefits and expenses reserve measured using the current discount rate is recorded in AOCI in the Company's consolidated statements of comprehensive income.

The long-term care insurance contracts are fully reinsured and there is no impact to consolidated stockholders' equity or net income as the reserves are fully reinsured. See Note 17 for additional information.

Future policy benefits and expense reserves for universal life insurance policies consist of policy account balances before applicable surrender charges that are being recognized in income over the terms of the policies. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances.

Short Duration Contracts

The Company's short duration contracts include products and services in the Global Lifestyle and Global Housing segments, and Assurant Employee Benefits policies fully covered by reinsurance and certain medical policies no longer offered. For Global Lifestyle, the main product lines include extended service contracts, vehicle services contracts, mobile device protection and credit insurance. The main product lines for Global Housing include lender-placed homeowners and flood, Multifamily Housing and manufactured housing. For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims. Factors used in the calculation include experience derived from historical claim payments and actuarial assumptions including loss development factors and expected loss ratios.

The Company has exposure to asbestos, environmental and other general liability claims arising from its participation in various reinsurance pools from 1971 through 1985. This exposure arose from a short duration contract that the Company discontinued writing many years ago. The Company carries case reserves for these liabilities as recommended by the various pool managers and IBNR reserves. Estimation of these liabilities is subject to greater than normal variation and uncertainty due to the general lack of sufficiently detailed data, reporting delays and absence of a generally accepted actuarial methodology for determining the exposures. There are significant unresolved industry legal issues, including such items as whether coverage exists and what constitutes an occurrence. In addition, the determination of ultimate damages and the final allocation of losses to financially responsible parties are highly uncertain.

Changes in the estimated liabilities are recorded as a charge or credit to policyholder benefits as estimates are updated. Fees paid by the National Flood Insurance Program for processing and adjudication services are reported as a reduction of underwriting, selling, general and administrative expenses.

Debt

The Company reports debt net of acquisition costs, unamortized discount or premium and repurchases. Interest expense related to debt is expensed as incurred. See Note 19 for additional information.

Contingencies

A loss contingency is recorded if reasonably estimable and probable. The Company establishes reserves for these contingencies at the best estimate, or if no one estimated amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the estimated range. Contingencies affecting the Company primarily relate to legal and regulatory matters, which are inherently difficult to evaluate and are subject to significant changes.

Other Liabilities

With respect to the deductible portion of a high deductible claim, the Company manages and pays the entire claim on behalf of the insured and is reimbursed by the insured for the deductible portion of the claim. These recoverable amounts represent a credit exposure. The Company accounts for credit losses using the expected credit loss model for high deductible recoverables. The Company uses a probability of default and loss given default methodology in estimating the allowance, whereby the credit ratings of insureds are used in determining the probability of default. The allowance is established for unsecured portion of the high deductible recoverables on unpaid future policy benefits. The methodology used by the Company incorporates historical default factors for each insured based on their credit rating using comparably rated bonds as published by a major ratings service. The allowance is based upon the Company's ongoing review of amounts outstanding, length of collection periods, changes in insured credit standing and other relevant factors.

Retirement of Treasury Stock

The Company accounts for the retirement of repurchased shares using the par value method. This method of accounting allocates the cost of repurchased and retired shares between paid-in capital and retained earnings by comparing the price of shares repurchased to the original issue proceeds of those shares. When the repurchase price of the shares is greater than the original issue proceeds, the excess is charged to retained earnings. The Company uses an average cost method to determine the cost of the repurchased shares to be retired.

Premiums

Short Duration Contracts

The Company's short duration contracts revenue is recognized over the contract term in proportion to the amount of insurance protection provided.

Premiums revenue from vehicle and extended service contracts are earned over the term of the contract, which are typically between three and five years, based on loss emergence experience. Mobile device protection and credit insurance are monthly policies and premium is earned on a monthly basis.

Premiums for lender-placed homeowners and flood insurance, Multifamily Housing, manufactured housing, are generally earned on a pro-rata basis over the term of the policies, which are typically over twelve months.

Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premium and are netted against net earned premiums in the consolidated statements of operations.

Long Duration Contracts

Premiums for the Company's run-off blocks of long-term care insurance contracts are recognized as revenue when due from the policyholder. For universal life insurance, revenues consist of charges assessed against policy balances. These premiums are ceded.

Fees and Other Income

The Company derives fees and other income from providing administrative services, mobile-related services and mortgage property risk management services. These fees are recognized as the services are performed.

The Company reports revenues related to long duration and short duration insurance contracts as premiums, including insurance contracts written by non-insurance affiliates, such as certain extended service contracts, consistent with the Company's principal business of insurance. Components of consideration paid by the insured are generally not separated as fees and other income. However, when a component of the consideration paid by an insured both does not involve fulfilling the insurance obligation (in that it does not involve acquisition, claims or other administrative aspects of the insurance contract) and the related service could have been written as a separate contract, it is reported in fees and other income.

Dealer obligor service contracts are sales in which an unaffiliated retailer/dealer is the obligor and the Company provides administrative services only. For these contract sales, the Company recognizes administrative fee revenue on a pro-rata basis over the terms of the service contract which correspond to the period in which the services are performed.

The unexpired portion of fee revenues are deferred and amortized over the term of the contracts. These unexpired amounts are reported in accounts payable and other liabilities on the consolidated balance sheets.

Underwriting, Selling, General and Administrative Expenses

Underwriting, selling, general and administrative expenses consist primarily of commissions, premium taxes, licenses, fees, salaries and personnel benefits and other general operating expenses and are expensed as incurred.

Income Taxes

Current federal income taxes are recognized based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are recorded for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the Company expects the temporary differences to reverse. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. The impact of changes in tax rates on all deferred tax assets and liabilities are required to be reflected within income on the enactment date, regardless of the financial statement component where the deferred tax originated.

The Company classifies net interest expense related to tax matters and any applicable penalties as a component of income tax expense.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts that can be converted into common stock were exercised as of the end of the period, if dilutive. Restricted stock and restricted stock units that have non-forfeitable rights to dividends or dividend equivalents are included in calculating basic and diluted earnings per common share under the two-class method.

Comprehensive Income

Comprehensive income is comprised of net income, net unrealized gains and losses on foreign currency translation, net unrealized gains and losses on securities classified as available for sale, and expenses for pension and post-retirement plans, less deferred income taxes.

Leases

The Company records expenses for operating leases on a straight-line basis over the lease term. The Company recognizes assets and liabilities associated with leases on the consolidated balance sheet. The Company and its subsidiaries lease office space and equipment under operating lease arrangements for which the Company is the lessee. Right-of-use asset, lease liabilities and deferred rent liability related to operating leases with terms in excess of 12 months are recognized when the Company is the lessee.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. The following tables provide a description of ASUs recently issued by the FASB and the impact of their adoption on the Company's consolidated financial statements.

Adopted Accounting Pronouncements

The table below describes the impacts of the ASUs adopted by the Company, effective January 1, 2023:

Standard	Summary of the Standard	Effective date Method of Adoption	Impact of the Standard on the Company's Financial Statements
ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, as amended by ASU 2019-09, Financial Services—Insurance (Topic 944): Effective Date, as amended by ASU 2020-11, Financial Services—Insurance (Topic 944): Effective Date and Early Application and as amended by ASU 2022-05, Financial services—Insurance (Topic 944): Transition for Sold Contracts	*The guidance includes the following primary changes: assumptions supporting liabilities for future policy benefits and expenses will no longer be locked-in but must be updated at least annually with the impact of changes to the liability reflected in earnings (except for discount rates); the discount rate assumptions will be based on upper-medium grade (low credit risk) fixed-income instrument yield instead of the earnings rate of invested assets; the discount rate must be evaluated at each reporting date and the impact of changes to the liability estimate as a result of updating the discount rate assumption is required to be recognized in other comprehensive income; the provision for adverse deviation is eliminated; and premium deficiency testing is eliminated. Other noteworthy changes include the following: differing models for amortizing deferred acquisition costs will become uniform for all long-duration contracts based on a constant rate over the expected term of the related in-force contracts; all market risk benefits associated with deposit contracts must be reported at fair value with changes reflected in income except for changes related to credit risk which will be recognized in other comprehensive income: and disclosures will be expanded to include disaggregated roll forwards of the liability for future policy benefits, policyholder account balances, market risk benefits, separate account liabilities, and deferred acquisition costs, as well as information about significant inputs, judgments, assumptions and methods used in measurement.* *In December 2022, the FASB issued guidance to provide entities an accounting policy election to not apply the accounting guidance to contracts or legal entities sold and derecognized before the effective date when the entity has no significant continuing involvement with them. The election may be applied on a transaction-by-transaction basis.*	*January 1, 2023, to be applied retrospectively or modified retrospectively to January 1, 2021* *(with early adoption permitted)*	*The Company adopted this standard as of January 1, 2023 using the modified retrospective method on liabilities for future policy benefits and expenses to January 1, 2021 for long-term care insurance contracts that have been fully reinsured.* *The Company also adopted the amended guidance in ASU 2022-05 and elected to not apply the amended accounting guidance to long duration contracts of legal entities sold and derecognized before the January 1, 2023 effective date as the Company has no significant continuing involvement with them.* *The adoption of this standard along with the amended guidance on transition has no impact on equity or net income on the long-term care contracts as they are fully reinsured with third party reinsurers. However, disclosure along with a rollforward table on a gross basis on the long-term care business is presented in Note 17.*
ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	*The guidance improves comparability after a business combination is reported in the acquirer's financial statements by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. Generally, the acquirer will recognize the acquired contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in the acquisition accounting. Under the amended guidance, the acquirer should account for the acquired revenue contracts as if it had originated the contracts. The amendments provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination.*	*January 1, 2023, to be applied prospectively (with early adoption permitted)*	*The Company adopted this standard from January 1, 2023. The amendments will be applied to business combinations occurring on or after the effective date of the amendments.*

Future Adoption of Accounting Pronouncements

ASUs not listed below were assessed and either determined to be not applicable or are not expected to have a material impact on the Company's consolidated financial statements or disclosures. ASUs issued but not yet adopted as of December 31, 2023, that are currently being assessed and may or may not have a material impact on the Company's consolidated financial statements or disclosures are included.

Standard	Summary of the Standard	Effective date Method of Adoption	Impact of the Standard on the Company's Financial Statements
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The key disclosure updates: • On an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. • On an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. • All current annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280, Segment Reporting on an interim basis. • Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. • Require the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. • Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable.	December 31, 2024 and for interim periods thereafter (with early adoption permitted)	The Company will adopt this standard as of December 31, 2024. The amended guidance has no impact to the Company's consolidated financial statements and will impact the Company's segment information disclosures.
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The guidance improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures.	January 1, 2024 (with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance).	The Company is assessing when the standard will be adopted. The amended guidance has no impact to the Company's consolidated financial statements and will have an insignificant impact on the Company's income taxes disclosures.

3. Acquisition

ALI

On November 1, 2022, the Company acquired American Lease Insurance Agency Corporation ("ALI"), a managing general agency headquartered in the Commonwealth of Massachusetts, and its captive subsidiary, The Equipment Lease Reinsurance Company Ltd, licensed in Turks and Caicos, for total consideration of $60.0 million in cash. ALI is a provider of property and liability insurance products for commercial equipment and vehicles that are leased or financed. The Company recorded $37.4 million of goodwill, $19.2 million of other intangible assets, which are primarily dealer relationships amortizable over 10 years, and $1.9 million of VOBA, which is amortizable over 5 years based on the earnings pattern.

4. Disposition

Sale of Global Preneed

On August 2, 2021, the Company completed its sale of the legal entities which comprise the businesses previously reported as the Global Preneed segment and certain businesses previously disposed of through reinsurance, which were previously reported in the Corporate and Other segment (collectively, the "disposed Global Preneed business"), to subsidiaries of CUNA Mutual Group ("CUNA") for an aggregate purchase price at closing of $1.34 billion in cash. The aggregate purchase price was comprised of a base purchase price of $1.25 billion, adjusted for (i) the amount of Leakage (as defined in the Equity Purchase Agreement, dated as of March 8, 2021, by and among the Company, Interfinancial Inc., CMFG Life Insurance Company and TruStage Global Holdings, ULC (the "Equity Purchase Agreement")) paid by the disposed Global Preneed business after December 31, 2020 and at or prior to the closing of the transaction, (ii) the amount of any Transaction Related Expenses (as defined in the Equity Purchase Agreement) paid by the disposed Global Preneed business after the closing of the transaction, (iii) the difference between the book value of certain assets in the disposed Global Preneed business's investment portfolio as of December 31, 2020 and the value of cash paid in substitution for the fair market value of such assets by the Company and (iv) the accrual of interest on the base purchase price, as adjusted pursuant to clauses (i) to (iii), at a rate of 6% per annum during the period beginning on January 1, 2021 and ending on the date immediately prior to the date of the closing of the transaction. The net proceeds, which is comprised of the aggregate purchase price less $37.6 million of costs to sell, were $1.31 billion. The net after-tax gain on the sale for the year ended December 31, 2021 was $720.1 million, including $606.0 million of net after-tax gains recognized from accumulated other comprehensive income.

The following table summarizes the components of net income from discontinued operations included in the consolidated statements of operations:

	Year Ended December 31, 2021	
Revenues		
Net earned premiums	$	42.6
Fees and other income		91.0
Net investment income		168.4
Net realized gains on investments and fair value changes to equity securities		4.2
Gain on disposal of businesses (1)		916.2
Total revenues		1,222.4
Benefits, losses and expenses		
Policyholder benefits		172.7
Underwriting, selling, general and administrative expenses		85.2
Total benefits, losses and expenses		257.9
Income from discontinued operations before income taxes		964.5
Provision for income taxes (2)		205.6
Net income from discontinued operations	$	758.9

(1) Includes $774.2 million of pre-tax AOCI, primarily net unrealized gains on investments, that was recognized in earnings upon sale.
(2) Includes $168.2 million of tax on the AOCI that was recognized in earnings upon sale, as noted above.

5. Allowance for Credit Losses

The total allowance for credit losses for the financial assets was $26.8 million and $28.4 million as of December 31, 2023 and 2022, respectively.

The following table presents the net increases (decreases) to the allowance for credit losses as classified in the consolidated statements of operations for the periods indicated:

| | For the Years Ended December 31, | |
	2023	2022
Commercial mortgage loans on real estate	$ 2.2	$ 0.7
Net realized gains (losses) on investments and fair value changes to equity securities	2.2	0.7
Underwriting, selling, general and administrative expenses	0.9	12.7
Net increase (decrease) in allowance for credit losses	$ 3.1	$ 13.4

Reinsurance Recoverables

As part of the Company's overall risk and capacity management strategy, reinsurance is used to mitigate certain risks underwritten by various business segments. The Company is exposed to the credit risk of reinsurers, as the Company remains liable to insureds regardless of whether related reinsurance recoverables are collected. As of December 31, 2023 and 2022, reinsurance recoverables totaled $6.65 billion and $7.00 billion, respectively, the majority of which are protected from credit risk by various types of collateral or other risk mitigation mechanisms, such as trusts, letters of credit or by withholding the assets in a modified coinsurance or funds withheld arrangement.

The Company utilizes external credit ratings published by S&P Global Ratings, a division of S&P Global Inc., at the balance sheet date when determining the allowance. Where rates are not available, the Company assigns default credit ratings based on if the reinsurer is authorized or unauthorized. Of the total recoverables subject to the allowance, 82% were rated A- or better, 1% were rated BBB or BB and 17% were not rated based on the Company's analysis and assigned ratings for the year ended December 31, 2023; and 77% were rated A- or better, 3% were rated BBB or BB, and 20% were not rated based on the Company's analysis and assigned ratings for the year ended December 31, 2022.

The following table presents the changes in the allowance for credit losses by portfolio segment for reinsurance recoverables for the periods indicated:

	Global Lifestyle	Global Housing	Corporate and Other	Total
Balance, December 31, 2021	$ 3.6	$ 0.9	$ 0.5	$ 5.0
Current period change for credit losses	—	0.2	0.2	0.4
Balance, December 31, 2022	3.6	1.1	0.7	5.4
Current period change for credit losses	(0.3)	—	(0.3)	(0.6)
Balance, December 31, 2023	$ 3.3	$ 1.1	$ 0.4	$ 4.8

For the years ended December 31, 2023 and 2022, the current period change for credit losses was $(0.6) million and $0.4 million, respectively. The decrease in 2023 was primarily due to an increase in collateral held as security under the reinsurance agreements and a reduction in ceded reserves for unsecured reinsurers under the reinsurance agreements. When determining the allowance as of December 31, 2023 and 2022, the Company did not increase default probabilities by reinsurer since there had been no credit rating downgrades or major negative credit indications of the Company's reinsurers that has impacted rating. The allowance may be increased and income reduced in future periods if there are future ratings downgrades or other measurable information supporting an increase in reinsurer default probabilities, including collateral reductions.

Premium and Accounts Receivables

The Company is exposed to credit risk from premiums and other accounts receivables. For premiums receivable, the exposure to loss upon a default is often mitigated by the ability to terminate the policy on default and offset the corresponding unearned premium liability. The Company has other mitigating offsets from amounts payable on commissions and profit share arrangements when the counterparty to the receivable is a sponsor/agent of the Company's insurance product.

The following table presents the changes in the allowance for credit losses by portfolio segment for premium and accounts receivables for the periods indicated:

	Global Lifestyle	Global Housing	Corporate and Other	Total
Balance, December 31, 2021	$ 6.9	$ 2.4	$ 0.1	$ 9.4
Current period change for credit losses	(0.2)	0.1	2.1	2.0
Write-offs	(0.7)	(0.3)	(1.0)	(2.0)
Foreign currency translation	(0.2)	—	—	(0.2)
Balance, December 31, 2022	5.8	2.2	1.2	9.2
Current period change for credit losses	2.3	1.1	0.4	3.8
Recoveries	(0.3)	—	—	(0.3)
Write-offs	(1.5)	(0.9)	(1.2)	(3.6)
Foreign currency translation	(0.1)	—	—	(0.1)
Balance, December 31, 2023	$ 6.2	$ 2.4	$ 0.4	$ 9.0

For the year ended December 31, 2023, the current period change for credit losses was $3.8 million, primarily due to an increase in Global Lifestyle across various products. For the year ended December 31, 2022, the current period change for credit losses was $2.0 million, primarily due to an increase for sharing economy in Corporate and Other. There is a risk that income may be reduced in future periods for additional credit losses.

Commercial Mortgage Loans

For the years ended December 31, 2023 and 2022, the current period change for credit losses was $2.2 million and $0.7 million, respectively. The increase in 2023 was primarily driven by changes in certain key credit quality indicators. Refer to Notes 2 and 8 for additional information on commercial mortgage loans.

Available for Sale Securities

There was no allowance for credit losses as of December 31, 2023 and 2022. Refer to Notes 2 and 8 for additional information on available for sale securities.

High Deductible Recoverables

For the year ended December 31, 2023, the Company reduced its allowance for credit losses for the unsecured portion of the high deductible recoverables by $2.0 million to $8.3 million as of December 31, 2023, due to the ongoing run-off of the sharing economy business. Refer to Note 2 for additional information on high deductible recoverables.

6. Segment Information

As of December 31, 2023, the Company had two reportable operating segments: Global Lifestyle and Global Housing. In addition, the Company reports the Corporate and Other segment, which includes corporate employee-related expenses and activities of the holding company. The Company defines Adjusted EBITDA, the segment measure of profitability, as net income from continuing operations, excluding net realized gains (losses) on investments and fair value changes to equity securities, non-core operations (defined below), restructuring costs related to strategic exit activities (outside of normal periodic restructuring and cost management activities), Assurant Health runoff operations (described below), interest expense, provision (benefit) for income taxes, depreciation expense, amortization of purchased intangible assets, as well as other highly variable or unusual items.

Effective January 1, 2023, the Company realigned the composition of its reportable operating segments to correspond with changes to its operating structure. As a result, the Global Housing segment is now comprised of two key lines of business: Homeowners, and Renters and Other. Certain specialty products, mainly the commercial equipment business, previously reported in the Global Housing segment are now reported in Global Lifestyle to better align with the Company's go-to-market strategy. This realignment had no impact on the Company's consolidated results.

The following table presents segment Adjusted EBITDA with a reconciliation to net income attributable to common shareholders:

	Years Ended December 31,		
	2023	2022	2021
Adjusted EBITDA by segment:			
Global Lifestyle	$ 792.3	$ 809.4	$ 737.6
Global Housing	574.2	246.0	321.6
Corporate and Other	(109.0)	(99.2)	(93.3)
Reconciling items to consolidated net income from continuing operations:			
Interest expense	(108.0)	(108.3)	(111.8)
Depreciation expense	(109.3)	(86.3)	(73.8)
Amortization of purchased intangible assets	(77.9)	(69.7)	(65.8)
Net realized losses on investments and fair value changes to equity securities	(68.7)	(179.7)	128.2
Non-core operations (1)	(50.4)	(79.5)	(14.4)
Restructuring costs	(34.3)	(53.1)	(11.8)
Assurant Health runoff operations (2)	6.9	(0.6)	0.6
Other adjustments	(9.0)	(29.1)	(45.8)
Total reconciling items	(450.7)	(606.3)	(194.6)
Income from continuing operations before income tax expense	806.8	349.9	771.3
Income tax expense	164.3	73.3	168.4
Net income from continuing operations	642.5	276.6	602.9
Net income from discontinued operations	—	—	758.9
Net income	642.5	276.6	1,361.8
Less: Preferred stock dividends	—	—	(4.7)
Net income attributable to common stockholders	$ 642.5	$ 276.6	$ 1,357.1

(1) Consists of certain businesses which the Company has fully exited or expects to fully exit, including the long-tail commercial liability businesses (sharing economy and small commercial businesses), certain legacy long-duration insurance policies and the Company's operations in mainland China (not Hong Kong) (collectively referred to as "non-core operations"). The non-core operations do not qualify as held for sale or discontinued operations under GAAP accounting guidance and are presented as a reconciling item to consolidated net income. Includes goodwill impairment of $7.8 million for the year ended December 31, 2022. Refer to Note 15 for additional information.

(2) In first quarter 2023, the Company recorded income of $7.5 million related to a payment it received from Time Insurance Company ("TIC") pursuant to a participation agreement that the Company had with TIC in connection with its sale by the Company in 2018. The payment related to the Company's prior participation in the risk adjustment program introduced by the Patient Protection and Affordable Care Act of 2010.

The Company principally operates in the U.S., as well as Europe, Latin America, Canada and Asia Pacific. The following table summarizes selected financial information by geographic location for the years ended or as of December 31, 2023, 2022 and 2021:

Location	Revenues	Long-lived Assets
2023		
United States	$ 9,295.7	$ 654.6
Foreign countries	1,835.9	31.2
Total	$ 11,131.6	$ 685.8
2022		
United States	$ 8,386.6	$ 606.0
Foreign countries	1,806.4	39.1
Total	$ 10,193.0	$ 645.1
2021		
United States	$ 8,323.9	$ 530.8
Foreign countries	1,863.7	30.6
Total	$ 10,187.6	$ 561.4

Revenue is based in the country where the product was sold and the physical location of long-lived assets, which are primarily property and equipment.

The Company's net earned premiums, fees and other income by segment and product are as follows:

		Years Ended December 31,				
		2023		2022		2021
Global Lifestyle:						
Connected Living	$	4,376.8	$	4,259.4	$	4,321.6
Global Automotive		4,184.6		3,802.5		3,504.5
Total	$	8,561.4	$	8,061.9	$	7,826.1
Global Housing:						
Homeowners	$	1,663.4	$	1,402.2	$	1,373.2
Renters and Other		479.5		482.4		482.2
Total	$	2,142.9	$	1,884.6	$	1,855.4

The following table presents total assets by segment:

		December 31, 2023		December 31, 2022
Global Lifestyle (1)	$	27,642.9	$	27,404.1
Global Housing (1)		4,274.5		4,382.6
Corporate and Other		1,717.8		1,330.6
Segment assets	$	33,635.2	$	33,117.3

(1)   Segment assets for Global Lifestyle and Global Housing do not include net unrealized gains (losses) on securities attributable to those segments, which are all included within Corporate and Other.
(2)   Includes the assets for non-core operations of $227.0 million and $416.6 million as of December 31, 2023 and 2022, respectively.

7. Contract Revenues

The Company partners with clients to provide consumers with a diverse range of protection products and services. The Company's revenues from protection products are accounted for as insurance contracts and are recognized over the term of the insurance protection provided. Revenues from service contracts and sales of products are recognized as the contractual performance obligations are satisfied or the products are delivered. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for performing the services or transferring products. If payments are received before the related revenue is recognized, the amount is recorded as unearned revenue or advance payment liabilities, until the performance obligations are satisfied or the products are transferred.

The disaggregated revenues from service contracts included in fees and other income on the consolidated statements of operations are $1.16 billion, $1.09 billion and $1.01 billion for Global Lifestyle and $84.3 million, $82.9 million and $94.3 million for Global Housing for the years ended December 31, 2023, 2022 and 2021, respectively.

Global Lifestyle

In the Global Lifestyle segment, revenues from service contracts and sales of products are primarily from the Company's Connected Living business. Through partnerships with mobile service providers, the Company provides administrative services related to its mobile device protection products, including program design and marketing strategy, risk management, data analytics, customer support and claims handling, supply chain and service delivery, repair and logistics, and device disposition. Administrative fees are generally billed monthly based on the volume of services provided during the billing period (for example, based on the number of mobile subscribers) with payment due within a short-term period. Each service or bundle of services, depending on the contract, is an individual performance obligation with a standalone selling price. The Company recognizes revenue as it invoices, which corresponds to the value transferred to the customer.

The Company also repairs, refurbishes and then sells mobile and other electronic devices, on behalf of its client, for a bundled per unit fee. The entire processing of the device is considered one performance obligation with a standalone selling price and thus, the per unit fee is recognized when the products are sold. Payments are generally due prior to shipment or within a short-term period.

Global Housing

In the Global Housing segment, revenues from service contracts and sales of products are primarily from the Homeowners business. As part of the Homeowners business, the Company provides loan and claim payment tracking services for lenders. The Company generally invoices its customers weekly or monthly based on the volume of services provided during the billing period with payment due within a short-term period. Each service is an individual performance obligation with a standalone selling price. The Company recognizes revenue as it invoices, which corresponds to the value transferred to the customer.

Contract Balances

The receivables and unearned revenue under these contracts were $218.9 million and $155.4 million, respectively, as of December 31, 2023, and $271.7 million and $171.1 million, respectively, as of December 31, 2022. These balances are included in premiums and accounts receivable and the accounts payable and other liabilities, respectively, in the consolidated balance sheets. Revenue from service contracts and sales of products recognized during the years ended December 31, 2023 and 2022 that was included in unearned revenue as of December 31, 2022 and 2021 were $76.6 million and $93.6 million, respectively.

In certain circumstances, the Company defers upfront commissions and other costs in connection with client contracts in excess of one year where the Company can demonstrate future economic benefit. For these contracts, expense is recognized as revenues are earned. The Company periodically assesses recoverability based on the performance of the related contracts. As of December 31, 2023 and 2022, the Company had approximately $47.2 million and $61.4 million, respectively, of such intangible assets that will be expensed over the term of the client contracts.

8. Investments

The following tables show the cost or amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair value of the Company's fixed maturity securities as of the dates indicated:

	Cost or Amortized Cost		Allowance for Credit Losses		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
		December 31, 2023							
Fixed maturity securities:									
U.S. government and government agencies and authorities	$	68.9	$	—	$	0.7	$	(4.4)	$	65.2
States, municipalities and political subdivisions		159.2		—		1.2		(11.2)		149.2
Foreign governments		483.1		—		9.4		(12.7)		479.8
Asset-backed		891.4		—		5.2		(22.8)		873.8
Commercial mortgage-backed		383.1		—		0.4		(53.3)		330.2
Residential mortgage-backed		534.7		—		1.9		(50.6)		486.0
U.S. corporate		3,300.5		—		45.3		(215.4)		3,130.4
Foreign corporate		1,471.5		—		17.6		(91.6)		1,397.5
Total fixed maturity securities	$	7,292.4	$	—	$	81.7	$	(462.0)	$	6,912.1

	December 31, 2022				
	Cost or Amortized Cost	Allowances for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturity securities:					
U.S. government and government agencies and authorities	$ 92.9	$ —	$ 0.2	$ (6.7)	$ 86.4
States, municipalities and political subdivisions	152.4	—	1.1	(16.0)	137.5
Foreign governments	416.2	—	0.6	(20.5)	396.3
Asset-backed	735.1	—	1.4	(40.2)	696.3
Commercial mortgage-backed	458.6	—	0.2	(56.5)	402.3
Residential mortgage-backed	492.7	—	0.4	(55.1)	438.0
U.S. corporate	3,265.1	—	13.9	(317.9)	2,961.1
Foreign corporate	1,307.8	—	3.4	(145.4)	1,165.8
Total fixed maturity securities	$ 6,920.8	$ —	$ 21.2	$ (658.3)	$ 6,283.7

The cost or amortized cost and fair value of fixed maturity securities as of December 31, 2023 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2023	
	Cost or Amortized Cost	Fair Value
Due in one year or less	$ 157.9	$ 158.1
Due after one year through five years	1,488.6	1,451.7
Due after five years through ten years	2,766.8	2,668.1
Due after ten years	1,069.9	944.2
Total	5,483.2	5,222.1
Asset-backed	891.4	873.8
Commercial mortgage-backed	383.1	330.2
Residential mortgage-backed	534.7	486.0
Total	$ 7,292.4	$ 6,912.1

The following table shows the major categories of net investment income for the periods indicated:

	Years Ended December 31,		
	2023	2022	2021
Fixed maturity securities	$ 335.3	$ 270.0	$ 232.8
Equity securities	15.2	15.0	14.9
Commercial mortgage loans on real estate	17.5	14.9	8.9
Short-term investments	12.9	4.7	2.1
Other investments	39.1	48.6	61.0
Cash and cash equivalents	85.7	25.7	8.5
Total investment income	505.7	378.9	328.2
Investment expenses	(16.6)	(14.8)	(13.8)
Net investment income	$ 489.1	$ 364.1	$ 314.4

No material investments of the Company were non-income producing for the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the proceeds from sales of available-for-sale fixed maturity securities and the gross realized gains and gross realized losses that have been recognized in the statement of operations as a result of those sales for the periods indicated:

		Years Ended December 31,				
		2023		2022		2021
Fixed maturity securities:						
Proceeds from sales	$	1,464.6	$	2,468.8	$	1,361.8
Gross realized gains	$	5.6	$	9.4	$	31.9
Gross realized losses		(49.3)		(73.2)		(14.8)
Net realized (losses) gains on investments from sales of fixed maturity securities	$	(43.7)	$	(63.8)	$	17.1

For securities sold at a loss during the year ended December 31, 2023, the average period of time these securities were trading continuously at a price below book value was approximately 12 months.

The following table sets forth the net realized gains (losses) on investments and fair value changes to equity securities, including impairments, recognized in the statement of operations for the periods indicated:

		Years Ended December 31,				
		2023		2022		2021
Net realized (losses) gains on investments and fair value changes to equity securities related to sales and other:						
Fixed maturity securities	$	(43.3)	$	(63.7)	$	17.2
Equity securities (1) (2)		(7.2)		(112.2)		108.3
Commercial mortgage loans on real estate		(2.2)		(0.7)		0.5
Other investments		1.0		1.5		2.0
Total net realized (losses) gains on investments and fair value changes to equity securities related to sales and other		(51.7)		(175.1)		128.0
Net realized (losses) gains related to impairments:						
Fixed maturity securities (3)		(4.1)		(1.6)		1.2
Other investments (1)		(12.9)		(3.0)		(1.0)
Total net realized (losses) gains related to impairments		(17.0)		(4.6)		0.2
Total net realized (losses) gains on investments and fair value changes to equity securities	$	(68.7)	$	(179.7)	$	128.2

(1) Upward adjustments of $0.6 million, $19.5 million and $24.3 million and impairments of $12.9 million, $3.0 million, and $1.0 million were realized on equity investments accounted for under the measurement alternative for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) The years ended December 31, 2023, 2022 and 2021 included $6.6 million, $92.5 million in realized and unrealized losses and $85.4 million of unrealized gains, respectively, from four equity positions that went public during 2021. The total fair value of these equity securities as of December 31, 2023, 2022 and 2021 was $2.9 million, $9.6 million and $133.7 million, respectively, included in equity securities in the consolidated balance sheet.
(3) The year ended December 31, 2021 reflects the elimination of $1.2 million allowance for credit losses due to the sale of the specific securities for which the reserve was established in 2020.

The following table sets forth the portion of fair value changes to equity securities held for the periods indicated:

	Years Ended December 31,		
	2023	2022	2021
Net (losses) gains recognized on equity securities	$ (7.2)	$ (112.2)	$ 108.3
Less: Net realized (losses) gains related to sales of equity securities	(6.6)	20.5	(4.1)
Total fair value changes to equity securities held	$ (0.6)	$ (132.7)	$ 112.4

Equity investments accounted for under the measurement alternative are included within other investments on the consolidated balance sheets. The following table summarizes information related to these investments:

	December 31, 2023	December 31, 2022
Initial cost	$ 86.8	$ 81.7
Cumulative upward adjustments	51.1	50.8
Cumulative downward adjustments (including impairments)	(17.9)	(5.0)
Carrying value	$ 120.0	$ 127.5

The investment category and duration of the Company's gross unrealized losses on fixed maturity securities, as of December 31, 2023 and 2022 were as follows:

	December 31, 2023					
	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturity securities:						
U.S. government and government agencies and authorities	$ 5.2	$ (0.1)	$ 43.7	$ (4.3)	$ 48.9	$ (4.4)
States, municipalities and political subdivisions	3.9	(0.1)	96.5	(11.1)	100.4	(11.2)
Foreign governments	42.5	(0.5)	203.5	(12.2)	246.0	(12.7)
Asset-backed	64.0	(3.0)	404.7	(19.8)	468.7	(22.8)
Commercial mortgage-backed	66.3	(8.4)	244.2	(44.9)	310.5	(53.3)
Residential mortgage-backed	98.8	(3.5)	285.1	(47.1)	383.9	(50.6)
U.S. corporate	331.9	(14.7)	1,596.4	(200.7)	1,928.3	(215.4)
Foreign corporate	153.9	(5.6)	744.8	(86.0)	898.7	(91.6)
Total fixed maturity securities	$ 766.5	$ (35.9)	$ 3,618.9	$ (426.1)	$ 4,385.4	$ (462.0)

	December 31, 2022					
	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturity securities:						
U.S. government and government agencies and authorities	$ 58.5	$ (2.9)	$ 24.6	$ (3.8)	$ 83.1	$ (6.7)
States, municipalities and political subdivisions	77.4	(7.8)	34.5	(8.2)	111.9	(16.0)
Foreign governments	268.5	(12.1)	92.7	(8.4)	361.2	(20.5)
Asset-backed	378.2	(22.0)	218.5	(18.2)	596.7	(40.2)
Commercial mortgage-backed	290.7	(33.2)	109.3	(23.3)	400.0	(56.5)
Residential mortgage-backed	371.3	(31.7)	58.6	(23.4)	429.9	(55.1)
U.S. corporate	2,266.6	(206.3)	370.3	(111.6)	2,636.9	(317.9)
Foreign corporate	843.9	(79.0)	251.8	(66.4)	1,095.7	(145.4)
Total fixed maturity securities	$ 4,555.1	$ (395.0)	$ 1,160.3	$ (263.3)	$ 5,715.4	$ (658.3)

Total gross unrealized losses represented approximately 11% and 12% of the aggregate fair value of the related securities as of December 31, 2023 and 2022, respectively. Approximately 8% and 60% of these gross unrealized losses had been in a continuous loss position for less than twelve months as of December 31, 2023 and 2022, respectively. The total gross unrealized losses are comprised of 3,096 and 3,826 individual securities as of December 31, 2023 and 2022, respectively. In accordance with its policy, the Company concluded that for these securities, the gross unrealized losses as of December 31, 2023 and December 31, 2022 were related to non-credit factors and therefore, did not recognize credit-related losses during the year ended December 31, 2023. Additionally, the Company currently does not intend to and is not required to sell these investments prior to an anticipated recovery in value.

The cost or amortized cost and fair value of available-for-sale fixed maturity securities in an unrealized loss position as of December 31, 2023, by contractual maturity, is shown below:

	December 31, 2023	
	Cost or Amortized Cost, Net of Allowance	Fair Value
Due in one year or less	$ 118.8	$ 117.3
Due after one year through five years	1,032.0	985.3
Due after five years through ten years	1,612.4	1,469.2
Due after ten years	794.4	650.5
Total	3,557.6	3,222.3
Asset-backed	491.5	468.7
Commercial mortgage-backed	363.8	310.5
Residential mortgage-backed	434.5	383.9
Total	$ 4,847.4	$ 4,385.4

The Company has entered into commercial mortgage loans, collateralized by the underlying real estate, on properties located throughout the U.S. As of December 31, 2023, approximately 36% of the outstanding principal balance of commercial mortgage loans was concentrated in the states of California, Texas and Maryland. Although the Company has a diversified loan portfolio, an economic downturn could have an adverse impact on the ability of its debtors to repay their loans. The outstanding balance of commercial mortgage loans range in size from less than $0.1 million to $10.0 million as of December 31, 2023 and from $0.1 million to $9.7 million as of December 31, 2022.

Credit quality indicators for commercial mortgage loans are loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. The debt-service coverage ratio compares a property's net operating income to its debt-service payments and is commonly expressed as a ratio. The loan-to-value and debt-service coverage ratios are generally updated annually in the fourth quarter.

The following table presents the amortized cost basis of commercial mortgage loans, excluding allowance for credit losses, by origination year for certain key credit quality indicators at December 31, 2023 and 2022, respectively.

	December 31, 2023							
	Origination Year							
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**	**% of Total**
Loan to value ratios (1):								
70% and less	$ 49.6	$ 42.3	$ 29.5	$ —	$ —	$ 60.1	$ 181.5	54.6 %
71% to 80%	2.5	22.7	69.6	2.8	—	4.4	102.0	30.7 %
81% to 95%	—	10.7	25.5	—	—	5.5	41.7	12.5 %
Greater than 95%	—	2.0	1.3	—	—	4.1	7.4	2.2 %
Total	$ 52.1	$ 77.7	$ 125.9	$ 2.8	$ —	$ 74.1	$ 332.6	100.0 %

	December 31, 2023							
	Origination Year							
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**	**% of Total**
Debt service coverage ratios (2):								
Greater than 2.0	$ —	$ 11.8	$ 9.3	$ —	$ —	$ 44.9	$ 66.0	19.8 %
1.5 to 2.0	18.9	23.6	28.7	—	—	12.2	83.4	25.1 %
1.0 to 1.5	33.2	18.2	40.1	—	—	7.1	98.6	29.7 %
Less than 1.0	—	24.1	47.8	2.8	—	9.9	84.6	25.4 %
Total	$ 52.1	$ 77.7	$ 125.9	$ 2.8	$ —	$ 74.1	$ 332.6	100.0 %

(1)   LTV ratio derived from current loan balance divided by the fair value of the property. The fair value of the underlying commercial properties is updated at least annually.
(2)   DSC ratio calculated using most recent reported operating income results from property operators divided by annual debt service coverage.

| | | December 31, 2022 | | | | | | | |
| | | Origination Year | | | | | | | |
	2022	2021	2020	2019	2018	Prior	Total	% of Total
Loan to value ratios (1):								
70% and less	$ 44.0	$ 45.1	$ —	$ —	$ —	$ 76.0	$ 165.1	55.5 %
71% to 80%	32.7	75.7	2.7	—	4.6	—	115.7	38.9 %
81% to 95%	—	14.7	—	—	—	—	14.7	5.0 %
Greater than 95%	—	—	—	—	—	1.9	1.9	0.6 %
Total	$ 76.7	$ 135.5	$ 2.7	$ —	$ 4.6	$ 77.9	$ 297.4	100.0 %

| | | December 31, 2022 | | | | | | | |
| | | Origination Year | | | | | | | |
	2022	2021	2020	2019	2018	Prior	Total	% of Total
Debt service coverage ratios (2):								
Greater than 2.0	$ 24.2	$ 11.7	$ —	$ —	$ —	$ 50.8	$ 86.7	29.2 %
1.5 to 2.0	26.8	11.6	—	—	4.6	6.6	49.6	16.7 %
1.0 to 1.5	25.7	63.0	—	—	—	13.7	102.4	34.4 %
Less than 1.0	—	49.2	2.7	—	—	6.8	58.7	19.7 %
Total	$ 76.7	$ 135.5	$ 2.7	$ —	$ 4.6	$ 77.9	$ 297.4	100.0 %

(1)   LTV ratio derived from current loan balance divided by the fair value of the property. The fair value of the underlying commercial properties is updated at least annually.
(2)   DSC ratio calculated using most recent reported operating income results from property operators divided by annual debt service coverage.

As of December 31, 2023, the Company had mortgage loan commitments outstanding of approximately $1.4 million.

The Company had short-term investments and fixed maturity securities of $569.0 million and $506.1 million as of December 31, 2023 and 2022, respectively, on deposit with various governmental authorities as required by law.

9. Variable Interest Entities

In the normal course of business, the Company is involved with various types of investment entities that may be considered VIEs. The Company evaluates its involvement with each entity to determine whether consolidation is required. The Company's maximum risk of loss is limited to the carrying value and unfunded commitments of its investments in the VIEs. There were no consolidated VIEs as of December 31, 2023 and 2022.

Non-Consolidated VIEs

Real Estate Joint Venture and Other Partnerships

The Company invests in real estate joint ventures and limited partnerships, as well as closed ended real estate funds. These investments are generally accounted for under the equity method as the primary beneficiary criteria is not met; however, the Company is able to exert significant influence over the investees operating and financial policies. These investments are included in the consolidated balance sheets in other investments. As of December 31, 2023 and 2022, the Company's maximum exposure to loss is its recorded carrying value of $249.1 million and $242.3 million, respectively. The Company's unfunded commitments were $121.4 million as of December 31, 2023.

See Note 2 for additional information on significant accounting policies related to VIEs.

10. Fair Value Disclosures

Fair Values, Inputs and Valuation Techniques for Financial Assets and Liabilities Disclosures

The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has categorized its recurring fair value basis financial assets and liabilities into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and takes into account factors specific to the asset or liability.

The levels of the fair value hierarchy are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset or liability. The observable inputs are used in valuation models to calculate the fair value for the asset or liability.

- Level 3 inputs are unobservable but are significant to the fair value measurement for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company reviews fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The following tables present the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022. The amounts presented below for short-term investments, other investments, cash equivalents, other assets, assets held in and liabilities related to separate accounts and other liabilities differ from the amounts presented in the consolidated balance sheets because only certain investments or certain assets and liabilities within these line items are measured at estimated fair value. Other investments are comprised of investments in the AIP, the ASIC plan, and the ADC and other derivatives. Other liabilities are comprised of investments in the AIP, contingent considerations related to business combinations and other derivatives. The fair value amount and the majority of the associated levels presented for other investments and assets and liabilities held in separate accounts are received directly from third parties.

		December 31, 2023					
Financial Assets		**Total**		**Level 1**		**Level 2**	**Level 3**
Fixed maturity securities:							
U.S. government and government agencies and authorities	$	65.2	$	—	$	65.2	$	—
States, municipalities and political subdivisions		149.2		—		149.2	—
Foreign governments		479.8		—		479.8	—
Asset-backed		873.8		—		791.0	82.8
Commercial mortgage-backed		330.2		—		330.2	—
Residential mortgage-backed		486.0		—		486.0	—
U.S. corporate		3,130.4		—		3,094.8	35.6
Foreign corporate		1,397.5		—		1,390.4	7.1
Equity securities:							
Mutual funds		16.6		16.6		—	—
Common stocks		17.9		17.2		0.7	—
Non-redeemable preferred stocks		188.5		—		188.5	—
Short-term investments		210.1		121.6 (2)		88.5 (3)	—
Other investments		62.5		62.4 (1)		—	0.1
Cash equivalents		1,051.3		1,040.4 (2)		10.9 (3)	—
Other assets		15.8		—		—	15.8 (4)
Assets held in separate accounts		10.5		6.7 (1)		3.8 (3)	—
Total financial assets	$	8,485.3	$	1,264.9	$	7,079.0	$	141.4
Financial Liabilities							
Other liabilities	$	64.2	$	62.4 (1)	$	1.8 (4)	$	—
Liabilities related to separate accounts		10.5		6.7 (1)		3.8 (3)	—
Total financial liabilities	$	74.7	$	69.1	$	5.6	$	—

Financial Assets	December 31, 2022								
		Total		Level 1		Level 2		Level 3	
Fixed maturity securities:									
U.S. government and government agencies and authorities	$	86.4	$	—	$	86.4	$	—	
States, municipalities and political subdivisions		137.5		—		137.5		—	
Foreign governments		396.3		—		396.3		—	
Asset-backed		696.3		—		635.9		60.4	
Commercial mortgage-backed		402.3		—		402.3		—	
Residential mortgage-backed		438.0		—		438.0		—	
U.S. corporate		2,961.1		—		2,932.3		28.8	
Foreign corporate		1,165.8		—		1,158.4		7.4	
Equity securities:									
Mutual funds		32.7		32.7		—		—	
Common stocks		23.9		23.2		0.7		—	
Non-redeemable preferred stocks		224.7		—		224.7		—	
Short-term investments		119.9		72.2 (2)		47.7 (3)		—	
Other investments		60.3		60.1 (1)		—		0.2	
Cash equivalents		789.1		647.3 (2)		141.8 (3)		—	
Assets held in separate accounts		10.1		4.8 (1)		5.3 (3)		—	
Total financial assets	$	7,544.4	$	840.3	$	6,607.3	$	96.8	
Financial Liabilities									
Other liabilities	$	75.3	$	60.1 (1)	$	0.2 (4)	$	15.0	(5)
Liabilities related to separate accounts		10.1		4.8 (1)		5.3 (3)		—	
Total financial liabilities	$	85.4	$	64.9	$	5.5	$	15.0	

(1) Primarily includes mutual funds and related obligations.
(2) Primarily includes money market funds.
(3) Primarily includes fixed maturity securities and related obligations.
(4) Primarily includes derivatives.
(5) Includes contingent consideration liabilities.

The following tables summarize the change in balance sheet carrying value associated with Level 3 financial assets and liabilities carried at fair value for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023														
	Balance, beginning of period		Total gains (losses) (realized/ unrealized) included in earnings (1)		Net unrealized gains (losses) included in other comprehensive income (2)		Purchases		Sales		Transfers in (3)		Transfers out (3)		Balance, end of period
Financial Assets															
Fixed Maturity Securities															
Asset-backed	$	60.4	$	1.5	$	(2.3)	$	38.6	$	(16.8)	$	1.7	$	(0.3) $	82.8
U.S. corporate		28.8		0.4		0.4		10.9		(1.7)		2.7		(5.9)	35.6
Foreign corporate		7.4		—		0.1		2.0		(0.9)		0.5		(2.0)	7.1
Other investments		0.2		(0.1)		—		—		—		—		—	0.1
Other assets		—		—		1.2		14.6		—		—		—	15.8
Financial Liabilities															
Other liabilities		(15.0)		—		—		—		—		—		15.0	—
Total level 3 assets and liabilities	$	81.8	$	1.8	$	(0.6)	$	66.1	$	(19.4)	$	4.9	$	6.8 $	141.4

F-34

	Year Ended December 31, 2022							
	Balance, beginning of period	Total gains (losses) (realized/ unrealized) included in earnings (1)	Net unrealized gains (losses) included in other comprehensive income (2)	Purchases	Sales	Transfers in (3)	Transfers out (3)	Balance, end of period
Financial Assets								
Fixed Maturity Securities								
Asset-backed	$ —	$ 0.2	$ (1.5)	$ 11.6	$ (4.5)	$ 54.6	$ —	$ 60.4
U.S. corporate	3.4	—	(0.4)	6.7	(0.5)	19.6	—	28.8
Foreign corporate	3.6	—	(0.3)	—	(0.3)	4.4	—	7.4
Equity Securities								
Common stock	134.9	1.1	—	0.2	(1.2)	—	(135.0)	—
Other investments	0.2	—	—	—	—	—	—	0.2
Financial Liabilities								
Other liabilities	(4.0)	(11.2)	—	—	0.2	—	—	(15.0)
Total level 3 assets and liabilities	$ 138.1	$ (9.9)	$ (2.2)	$ 18.5	$ (6.3)	$ 78.6	$ (135.0)	$ 81.8

(1) Included as part of net realized gains on investments, excluding other-than-temporary impairment losses, in the consolidated statements of operations.
(2) Included as part of change in unrealized gains on securities in the consolidated statement of comprehensive income.
(3) Transfers are primarily attributable to changes in the availability of observable market information and the re-evaluation of the observability of valuation inputs.

Three different valuation techniques can be used in determining fair value for financial assets and liabilities: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies.

The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds and money market funds). Otherwise, the Company uses valuation techniques consistent with the market approach including matrix pricing and comparables. Matrix pricing is a mathematical technique employed principally to value debt securities without relying exclusively on quoted prices for those securities but, rather, relying on the securities' relationship to other benchmark quoted securities. Market approach valuation techniques often use market multiples derived from a set of comparables. Multiples might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both qualitative and quantitative factors specific to the measurement.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts as of the period-end date. Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that would be required to replace the service capacity of an asset at the period-end date, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

While not all three approaches are applicable to all financial assets or liabilities, where appropriate, the Company may use one or more valuation techniques. For all the classes of financial assets and liabilities included in the above hierarchy, excluding certain derivatives and certain privately placed corporate bonds, the Company generally uses the market valuation technique.

Level 1 Securities

The Company's investments and liabilities classified as Level 1 as of December 31, 2023 and 2022 consisted of mutual funds and related obligations, money market funds and common stocks that are publicly listed and/or actively traded in an established market.

Level 2 Securities

The Company values Level 2 securities using various observable market inputs obtained from a pricing service or asset manager. They prepare estimates of fair value measurements for the Company's Level 2 securities using proprietary valuation models based on techniques such as matrix pricing which include observable market inputs. The fair value measurements and

disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset or liability developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs ("standard inputs"), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. Further details for Level 2 investment types follow:

U.S. government and government agencies and authorities: U.S. government and government agencies and authorities securities are priced by the Company's pricing service utilizing standard inputs. Included in this category are U.S. Treasury securities which are priced using vendor trading platform data in addition to the standard inputs.

States, municipalities and political subdivisions: States, municipalities and political subdivisions securities are priced by the Company's pricing service using material event notices and new issue data inputs in addition to the standard inputs.

Foreign governments: Foreign government securities are primarily fixed maturity securities denominated in local currencies which are priced by the Company's pricing service using standard inputs. The pricing service also evaluates each security based on relevant market information including relevant credit information, perceived market movements and sector news.

Commercial mortgage-backed, residential mortgage-backed and asset-backed: Commercial mortgage-backed, residential mortgage-backed and asset-backed securities are priced by the Company's pricing service and asset managers using monthly payment information and collateral performance information in addition to the standard inputs. Additionally, commercial mortgage-backed securities and asset-backed securities utilize new issue data while residential mortgage-backed securities utilize vendor trading platform data.

U.S. and foreign corporate: Corporate securities are priced by the Company's pricing service using standard inputs. Non-investment grade securities within this category are priced by the Company's pricing service and asset managers using observations of equity and credit default swap curves related to the issuer in addition to the standard inputs. Certain privately placed corporate bonds are priced by a non-pricing service source using a model with observable inputs including the credit rating, credit spreads, sector add-ons, and issuer specific add-ons.

Non-redeemable preferred stocks: Non-redeemable preferred stocks are priced by the Company's pricing service using observations of equity and credit default swap curves related to the issuer in addition to the standard inputs.

Short-term investments, cash equivalents, assets held in separate accounts and liabilities related to separate accounts: To price the fixed maturity securities and related obligations in these categories, the pricing service utilizes the standard inputs.

Other liabilities: Foreign exchange forwards are priced using a pricing model which utilizes market observable inputs including foreign exchange spot rate, forward points and date to settlement.

Valuation models used by the pricing service can change from period to period, depending on the appropriate observable inputs that are available at the balance sheet date to price a security.

<u>Level 3 Securities</u>

The Company's investments classified as Level 3 as of December 31, 2023 and 2022 consisted of $125.5 million and $96.6 million of fixed maturity securities. As of December 31, 2023 and 2022, the Level 3 fixed maturity securities are priced using non-binding third-party quotes, for which the underlying quantitative inputs are not developed by the Company and are not readily available or observable.

Other investments and other liabilities: The Company prices swaptions using a Black-Scholes pricing model incorporating third-party market data, including swap volatility data.

Other assets: The Company prices options using non-binding quotes provided by market makers or broker dealers who are recognized as market participants. Inputs factored into the non-binding quotes include trades in the actual option which is being priced, deal structure, spot rates, volatility, and projected cashflows.

The fair value of the contingent consideration is estimated using a discounted cash flow model. Inputs may include future business performance, earn out caps, and applicable discount rates.

Management evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include:

• whether there are few recent transactions,

• whether little information is released publicly,

• whether the available prices vary significantly over time or among market participants,

• whether the prices are stale (i.e., not current), and

• the magnitude of the bid-ask spread.

Illiquidity did not have a material impact in the fair value determination of the Company's financial assets as of December 31, 2023 or 2022.

The Company generally obtains one price for each financial asset. The Company performs a periodic analysis to assess if the evaluated prices represent a reasonable estimate of the financial assets' fair values. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include initial and on-going review of pricing service methodologies, review of the prices received from the pricing service, review of pricing statistics and trends, and comparison of prices for certain securities with two different appropriate price sources for reasonableness. Following this analysis, the Company generally uses the best estimate of fair value based upon all available inputs. On infrequent occasions, a non-pricing service source may be more familiar with the market activity for a particular security than the pricing service. In these cases the price used is taken from the non-pricing service source. The pricing service provides information to indicate which securities were priced using market observable inputs so that the Company can properly categorize the Company's financial assets in the fair value hierarchy.

Disclosures for Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company also measures the fair value of certain assets and liabilities, generally on an annual basis, or when events or changes in circumstances indicate that the carrying amount of the assets may be affected. These assets include commercial mortgage loans, equity investments accounted for under the measurement alternative, goodwill and finite-lived intangible assets.

In 2023 and 2022, as a result of third-party market observable transactions that were of the same issuer and determined to be similar, the Company marked certain of its equity investments accounted for under the measurement alternative to fair value. The carrying value of investments under the measurement alternative marked to fair value on a non-recurring basis as of December 31, 2023 and 2022 was $3.3 million and $40.8 million, respectively. Given the significant unobservable inputs involved in valuation of these investments, they are classified in Level 3 of the fair value hierarchy. Generally, these valuations utilize the market approach, or an option pricing model backsolve method, which is a valuation approach that can be used to determine the value of common shares for companies with complex capital structures in which there have not been any recent transactions involving common shares. Inputs include capitalization tables, investment past and future performance projections, time to exit, discount rate and volatility based upon an appropriate industry group. For the year ended December 31, 2023, the Company recorded fair value increases of $0.6 million related to one market observable transaction and a note conversion of two investments. For the year ended December 31, 2022, the Company recorded fair value increases of $19.5 million related to three market observable transactions of three investments.

In 2023 and 2022, as a result of a qualitative analysis indicating an impairment existed, the Company performed a quantitative analysis utilizing a probability weighted scenario model and determined certain investments were impaired. Model inputs include capitalization tables, investment past and future company performance projections, and discount rate. Based upon model outputs, impairments of $12.9 million and $3.0 million were recorded for the years ended December 31, 2023 and 2022, respectively.

Refer to Note 15 for the results of the 2023 goodwill impairment testing.

Fair Value of Financial Instruments Disclosures

The financial instruments guidance requires disclosure of fair value information about financial instruments, for which it is practicable to estimate such fair value. Therefore, it requires fair value disclosure for financial instruments that are not recognized or are not carried at fair value in the consolidated balance sheets. However, this guidance excludes certain financial instruments, including those related to insurance contracts and those accounted for under the equity method (such as partnerships).

For the financial instruments included within the following financial assets and financial liabilities, the carrying value in the consolidated balance sheets equals or approximates fair value. Please refer to the Fair Values Inputs and Valuation Techniques for Financial Assets and Liabilities Disclosures section above for additional information on the financial instruments included within the following financial assets and financial liabilities and the methods and assumptions used to estimate fair value:

- Cash and cash equivalents;

- Fixed maturity securities;

- Equity securities;

- Short-term investments;

- Other investments;

- Other assets;

- Assets held in separate accounts;

- Other liabilities; and

- Liabilities related to separate accounts.

In estimating the fair value of the financial instruments that are not recognized or are not carried at fair value in the consolidated balance sheets, the Company used the following methods and assumptions:

Commercial mortgage loans on real estate: The fair value of commercial mortgage loans on real estate utilizes a third-party matrix pricing model. For fixed rate loans, the matrix process uses a yield buildup approach to create a pricing yield, with components for base yield, credit quality spread, property type spread, and a weighted average life spread. Floating rate loans are priced with a target quality spread over the swap curve. A dollar price for each loan is derived from the pricing yield or spread by a discounted cash flow methodology.

Other investments: Other investments include low income housing tax credits, business debentures, and credit tenant loans which are recorded at cost or amortized cost, as well as policy loans. The carrying value reported for these investments approximates fair value.

Other assets: The carrying value of dealer loans approximates fair value.

Policy reserves under investment products: The fair values for the Company's policy reserves under investment products are determined using discounted cash flow analysis. Key inputs to the valuation include projections of policy cash flows, reserve runoff, market yields and risk margins.

Funds held under reinsurance: The carrying value reported approximates fair value due to the short maturity of the instruments.

Debt: The fair value of debt is based upon matrix pricing performed by the pricing service utilizing the standard inputs.

The following tables disclose the carrying value, fair value and hierarchy level of the financial instruments that are not recognized or are not carried at fair value in the consolidated balance sheets as of the dates indicated:

			December 31, 2023			
			Fair Value			
	Carrying Value		**Total**	**Level 1**	**Level 2**	**Level 3**
Financial Assets						
Commercial mortgage loans on real estate	$ 328.7	$	313.7	$ —	$ —	$ 313.7
Other investments	3.7		3.7	1.4	—	2.3
Other assets	26.5		26.5	—	—	26.5
Total financial assets	$ 358.9	$	343.9	$ 1.4	$ —	$ 342.5
Financial Liabilities						
Policy reserves under investment products (Individual and group annuities, subject to discretionary withdrawal) (1)	$ 7.3	$	7.8	$ —	$ —	$ 7.8
Funds held under reinsurance	392.7		392.7	392.7	—	—
Debt	2,080.6		1,972.4	—	1,972.4	—
Total financial liabilities	$ 2,480.6	$	2,372.9	$ 392.7	$ 1,972.4	$ 7.8

			December 31, 2022			
			Fair Value			
	Carrying Value		**Total**	**Level 1**	**Level 2**	**Level 3**
Financial Assets						
Commercial mortgage loans on real estate	$ 295.6	$	278.2	$ —	$ —	$ 278.2
Other investments	6.7		6.7	1.6	—	5.1
Other assets	12.7		12.7	—	—	12.7
Total financial assets	$ 315.0	$	297.6	$ 1.6	$ —	$ 296.0
Financial Liabilities						
Policy reserves under investment products (Individual and group annuities, subject to discretionary withdrawal) (1)	$ 8.0	$	8.4	$ —	$ —	$ 8.4
Funds held under reinsurance	366.6		366.6	366.6	—	—
Debt	2,129.9		1,932.7	—	1,932.7	—
Total financial liabilities	$ 2,504.5	$	2,307.7	$ 366.6	$ 1,932.7	$ 8.4

(1)   Only the fair value of the Company's policy reserves for investment-type contracts (those without significant mortality or morbidity risk) are reflected in the tables above.

11. Premiums and Accounts Receivable

Receivables are reported net of an allowance for uncollectible amounts. A summary of such receivables is as follows as of the dates indicated:

	December 31,	
	2023	**2022**
Insurance premiums receivable	$ 2,195.8	$ 2,304.9
Other receivables	78.8	110.7
Allowance for credit losses	(9.0)	(9.2)
Total	$ 2,265.6	$ 2,406.4

12. Income Taxes

The components of income tax expense (benefit) were as follows for the periods indicated:

		Years Ended December 31,				
		2023		2022		2021
Pre-tax income:						
Domestic	$	700.9	$	250.4	$	618.0
Foreign		105.9		99.5		153.3
Total pre-tax income	$	806.8	$	349.9	$	771.3

		Years Ended December 31,				
		2023		2022		2021
Current expense (benefit):						
Federal and state	$	220.9	$	(23.5)	$	0.6
Foreign		51.9		33.0		36.1
Total current expense (benefit)		272.8		9.5		36.7
Deferred expense (benefit):						
Federal and state		(80.4)		65.7		123.4
Foreign		(28.1)		(1.9)		8.3
Total deferred expense (benefit)		(108.5)		63.8		131.7
Total income tax expense (benefit)	$	164.3	$	73.3	$	168.4

The provision for foreign taxes includes amounts attributable to income from U.S. possessions that are considered foreign under U.S. tax laws. International operations of the Company are subject to income taxes imposed by the jurisdiction in which they operate.

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows for the periods indicated:

	Years Ended December 31,		
	2023	2022	2021
Federal income tax rate:	21.0 %	21.0 %	21.0 %
Reconciling items:			
Non-taxable investment income	(0.2)	(0.4)	(0.3)
Foreign earnings (1)	0.2	2.2	1.0
Non-deductible compensation	0.6	0.8	0.7
Change in liability for prior year tax (2)	(0.8)	(2.8)	(0.4)
Change in valuation allowance	(0.6)	(0.4)	(0.2)
Other	0.2	0.5	—
Effective income tax rate:	20.4 %	20.9 %	21.8 %

(1)   Results for 2023, 2022, and 2021 primarily include the impact of foreign earnings taxed at different rates.
(2)   The change in liability for prior year tax in 2022 was primarily related to a foreign derived intangible income benefit of $9.2 million taken on an amended 2019 income tax return.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 is as follows:

| | **Years Ended December 31,** | | |
	2023	2022	2021
Balance at beginning of year	$ (18.5)	$ (18.5)	$ (15.6)
Additions based on tax positions related to the current year	(0.9)	(0.6)	(0.6)
Reductions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	(0.5)	(0.2)	(5.9)
Reductions for tax positions of prior years	2.9	0.8	3.6
Lapses	—	—	—
Balance at end of year	$ (17.0)	$ (18.5)	$ (18.5)

Total unrecognized tax benefits of $19.2 million, $20.4 million and $19.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, which includes interest and penalties, would impact the Company's consolidated effective tax rate if recognized. The liability for unrecognized tax benefits is included in accounts payable and other liabilities on the consolidated balance sheets.

The Company's continuing practice is to recognize interest expense related to income tax matters in income tax expense. During the years ended December 31, 2023, 2022, and 2021, the Company recognized approximately $0.4 million, $0.7 million and $(0.1) million, respectively, of interest expense (benefit) related to income tax matters. The Company had $2.8 million, $2.4 million and $1.7 million of interest accrued as of December 31, 2023, 2022 and 2021, respectively. The Company had no penalties accrued as of December 31, 2023, 2022, and 2021.

The Company does not anticipate any significant increase or decrease of unrecognized tax benefit within the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. and various state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2015. Substantially all non-U.S. income tax matters have been concluded for years through 2010, and all state and local income tax matters have been concluded for years through 2008.

The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows as of the dates indicated:

	December 31,	
	2023	2022
Deferred Tax Assets		
Policyholder and separate account reserves	$ 538.3	$ 610.6
Net operating loss carryforwards	43.4	42.3
Net unrealized appreciation on securities	87.7	141.1
Credit carryforwards	9.9	9.5
Employee and post-retirement benefits	8.6	7.0
Compensation related	43.9	38.3
Capital loss carryforwards	12.1	5.2
Other	65.3	44.6
Total deferred tax assets	809.2	898.6
Less valuation allowance	(16.1)	(23.6)
Deferred tax assets, net of valuation allowance	793.1	875.0
Deferred Tax Liabilities		
Deferred acquisition costs	(1,161.0)	(1,300.0)
Investments, net	(0.6)	(9.6)
Intangible assets	(101.5)	(110.9)
Total deferred tax liabilities	(1,263.1)	(1,420.5)
Net deferred income tax liabilities	$ (470.0)	$ (545.5)

A cumulative valuation allowance of $16.1 million existed as of December 31, 2023 based on management's assessment that it is more likely than not that certain deferred tax assets attributable to international subsidiaries will not be realized.

The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income of the same character within the carryback or carryforward periods. In assessing future taxable income, the Company considered all sources of taxable income available to realize its deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies. If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

Other than for certain wholly owned Canadian and Latin American subsidiaries, the Company plans to indefinitely reinvest the earnings in other jurisdictions. Under current U.S. tax law, no material income taxes are anticipated on future repatriation of earnings. Therefore, deferred taxes have not been provided.

The net operating loss carryforwards by jurisdiction are as follows as of the dates indicated:

	December 31,	
	2023	2022
Federal net operating loss carryforwards	$ —	$ 18.4
Foreign net operating loss carryforwards (1)	$ 164.9	$ 154.6

(1) Of the $164.9 million as of December 31, 2023, $46.9 million expires between 2023 and 2038, and $118.0 million has an unlimited carryforward.

13. Deferred Acquisition Costs

Information about deferred acquisition costs is as follows as of the dates indicated:

	December 31,		
	2023	2022	2021
Beginning balance	$ 9,677.1	$ 8,811.0	$ 7,393.5
Costs deferred	4,409.8	4,528.7	4,685.5
Amortization	(4,119.7)	(3,662.6)	(3,268.0)
Ending balance	$ 9,967.2	$ 9,677.1	$ 8,811.0

14. Property and Equipment

Property and equipment consisted of the following as of the dates indicated:

	December 31,	
	2023	2022
Land	$ 6.5	$ 10.0
Buildings and improvements	141.6	229.4
Furniture, fixtures and equipment	91.6	119.7
Software	838.7	693.4
Total	1,078.4	1,052.5
Less accumulated depreciation	(392.6)	(407.4)
Total	$ 685.8	$ 645.1

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 amounted to $109.3 million, $86.3 million and $73.8 million, respectively. Depreciation expense is included in underwriting, selling, general and administrative expenses in the consolidated statements of operations.

The assets of the Miami, Florida office met held-for-sale criteria in second quarter 2023 and was reclassified from property and equipment, net, to other assets in the consolidated balance sheet as of December 31, 2023. The Company has ceased depreciation of these assets which are recorded at carrying value of $46.0 million as of December 31, 2023, which is less than the estimated fair value less estimated costs to sell. During third quarter 2023, the Company submitted an agreement to a potential acquiror, which is subject to review, approval, execution and other conditions. There can be no assurance that a definitive agreement will be executed or that any transaction will be approved or consummated.

15. Goodwill

The Company has assigned goodwill to its reporting units for impairment testing purposes. The Company has three reporting units consisting of two reporting units within the Global Lifestyle operating segment, Connected Living and Global Automotive, and Global Housing (whereby the reporting unit for impairment testing was at the operating segment level). In 2023, the Company reassessed its reporting units and determined that the Global Financial Services component should be aggregated with other business components within the Connected Living reporting unit because the business is managed by the same business leader and have similar economic characteristics as required by the aggregation criteria. The new combined Connected Living reporting unit meets the accounting definition of a single reporting unit.

Quantitative Impairment Testing

For the annual October 1, 2023 goodwill impairment test, the Company performed quantitative tests for all reporting units with goodwill (Connected Living, Global Automotive and Global Housing).

The following describes the various valuation methodologies used in the quantitative test which were weighted using our judgment as to which were the most representative in determining the estimated fair value of the reporting units.

A Dividend Discount Method ("DDM") was used to value each of the reporting units based upon the present value of expected cash flows available for distribution over future periods. Cash flows were estimated for a discrete projection period

based on detailed assumptions, and a terminal value was calculated to reflect the value attributable to cash flows beyond the discrete period. Cash flows and the terminal value were then discounted using each reporting unit's estimated cost of capital. The estimated fair value of each reporting unit represented the sum of the discounted cash flows and terminal value.

A Guideline Company Method, in which we identified a group of peer companies that have similar operations to the reporting unit, was used; however, direct peer comparisons for the reporting units were limited given the diversity of the products and services within the businesses. This method was used to value each reporting unit based upon its relative performance to peer companies, based on several measures, including price to trailing 12-month earnings, price to projected earnings, price to tangible net worth and return on equity.

While DDM and Guideline Company valuation methodologies were considered in assessing fair value, the DDM was weighted more heavily since management believes that expected cash flows are the most important factor in the valuation of a business enterprise, and also considering the lack of directly-comparable peer companies. Based on the quantitative assessment performed as of October 1, 2023, the Company concluded that the estimated fair values of the Global Lifestyle and Global Housing reporting units exceeded their respective book values and therefore determined that the assigned goodwill was not impaired.

Sharing Economy and Small Commercial Businesses Impairment

In second quarter of 2022, $7.8 million of goodwill, previously included in Global Housing, was allocated to the sharing economy and small commercial businesses which are included within non-core operations in Corporate and Other. During the fourth quarter of 2022, the Company identified impairment indicators impacting the fair value of the sharing economy and small commercial businesses, including a decline in long-term economic performance. The fair value of the sharing economy and small commercial businesses was determined using a discounted cash flow method which calculated the present value of the run-off results and considered all aspects of the business including investment assumptions. The fair value calculated in the fourth quarter of 2022 was lower than the carrying value of the run-off businesses, resulting in the pre-tax and after-tax impairment charge of the entire goodwill of $7.8 million. The goodwill impairment charge was reported separately in the consolidated statements of operations for the year ended December 31, 2022, with a corresponding reduction to goodwill in the consolidated balance sheet as of December 31, 2022.

A roll forward of goodwill by reportable segment is provided below as of and for the years indicated:

	Global Lifestyle (1)		Global Housing		Corporate and Other		Consolidated	
Balance at December 31, 2021 (2)	$	2,192.1	$	379.5	$	—	$	2,571.6
Acquisitions (3)		15.2		37.4		—		52.6
Impairments (4)		—		—		(7.8)		(7.8)
Foreign currency translation and other (4)		(13.4)		(7.8)		7.8		(13.4)
Balance at December 31, 2022 (2)		2,193.9		409.1		—		2,603.0
Transfers (5)		92.4		(92.4)		— —		—
Foreign currency translation and other		5.8		—		—		5.8
Balance at December 31, 2023 (2)	$	2,292.1	$	316.7	$	—	$	2,608.8

(1) As of December 31, 2023, $785.2 million and $1,506.9 million of goodwill was assigned to the Connected Living and Global Automotive reporting units, respectively. As of December 31, 2022, $761.0 million and $1,432.9 million of goodwill was assigned to the Connected Living (including Global Financial Services which was aggregated with Connected Living in 2023) and Global Automotive reporting units, respectively.
(2) Consolidated goodwill reflects $1,413.7 million of accumulated impairment losses at December 31, 2023 and 2022 and $1,405.9 million of accumulated impairment losses at December 31, 2021.
(3) The change during the year ended December 31, 2022 includes goodwill from the acquisition of ALI and a less significant acquisition. Refer to Note 3 for further information.
(4) The change during the year ended December 31, 2022 includes $7.8 million of goodwill being moved from Global Housing to Corporate and Other as part of the transfer of the sharing economy and small commercial businesses, previously reported through the Company's Global Housing segment.
(5) The change during the year ended December 31, 2023 is related to the transfer of certain specialty products, mainly the commercial equipment business, from Global Housing to Global Lifestyle, effective January 1, 2023.

16. VOBA and Other Intangible Assets

VOBA

Information about VOBA is as follows for the periods indicated:

| | Years Ended December 31, | | |
	2023	2022	2021
Beginning balance	$ 262.8	$ 583.4	$ 1,152.2
Additions	—	1.9	—
Amortization, net of interest accrued	(179.2)	(322.8)	(567.9)
Foreign currency translation and other	0.3	0.3	(0.9)
Ending balance	$ 83.9	$ 262.8	$ 583.4

As of December 31, 2023, the outstanding VOBA balance is primarily related to the 2018 acquisition of TWG within the Global Lifestyle segment.

As of December 31, 2023, the estimated amortization of VOBA for the next five years and thereafter is as follows:

Year	Amount
2024	$ 76.1
2025	3.6
2026	1.7
2027	1.4
2028	0.7
Thereafter	0.4
Total	$ 83.9

Other Intangible Assets

Information about other intangible assets is as follows as of the dates indicated:

| | As of December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Carrying Value	Accumulated Amortization	Net Other Intangible Assets	Carrying Value	Accumulated Amortization	Net Other Intangible Assets
Purchased intangible assets	$ 931.2	$ (474.9)	$ 456.3	$ 956.5	$ (420.2)	$ 536.3
Operating intangible assets	180.4	(79.9)	100.5	154.1	(62.1)	92.0
Total finite-lived intangible assets	1,111.6	(554.8)	556.8	1,110.6	(482.3)	628.3
Total indefinite-lived intangible assets	10.3	—	10.3	10.6	—	10.6
Total other intangible assets	$ 1,121.9	$ (554.8)	$ 567.1	$ 1,121.2	$ (482.3)	$ 638.9

Purchased intangible assets primarily consist of contract based and customer related intangibles related to acquisitions over the past few years. Operating intangible assets primarily consist of customer related intangibles. These intangible assets are amortized over their useful lives.

Amortization of other intangible assets is as follows as of the dates indicated:

| | Years Ended December 31, | | |
	2023	2022	2021
Purchased intangible assets	$ 77.9	$ 69.7	$ 65.8
Operating intangible assets	20.2	24.8	23.1
Total	$ 98.1	$ 94.5	$ 88.9

The estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year	Purchased Intangible Assets		Operating Intangible Assets		Total	
2024	$	69.6	$	23.4	$	93.0
2025		66.0		24.0		90.0
2026		61.1		21.5		82.6
2027		50.2		17.9		68.1
2028		44.4		11.7		56.1
Thereafter		165.0		2.0		167.0
Total other intangible assets with finite lives	$	456.3	$	100.5	$	556.8

17. Reserves

Short Duration Contracts

Continuing Business (Global Lifestyle and Global Housing)

The Company's short duration contracts include products and services within the Global Lifestyle and Global Housing segments. The main product lines for Global Lifestyle include mobile device protection, extended service contracts for consumer electronics and appliances, and credit and other insurance. The main product lines for Global Housing include lender-placed homeowners, manufactured housing and flood insurance; voluntary manufactured housing, condominium and homeowners insurance; and renters insurance.

Total IBNR reserves are determined by subtracting case basis incurred losses from the ultimate loss and loss adjustment expense estimates. Ultimate loss and loss adjustment expenses are estimated utilizing generally accepted actuarial loss reserving methods. The reserving methods employed by the Company include the Chain Ladder, Munich Chain Ladder and Bornhuetter-Ferguson methods. Reportable catastrophe losses are analyzed and reserved for separately using a frequency and severity approach. The methods involve aggregating paid and case-incurred loss data by accident quarter (or accident year) and accident age for each product grouping. As the data ages, loss development factors are calculated that measure emerging claim development patterns between reporting periods. By selecting loss development factors indicative of remaining development, known losses are projected to an ultimate incurred basis for each accident period. The underlying premise of the Chain Ladder method is that future claims development is best estimated using past claims development, whereas the Bornhuetter-Ferguson method employs a combination of past claims development and an estimate of ultimate losses based on an expected loss ratio. The Munich Chain Ladder method takes into account the correlations between paid and incurred development in projecting future development factors and is typically more applicable to products experiencing greater variability in incurred to paid ratios.

The best estimate of ultimate loss and loss adjustment expense is generally selected from a blend of the different methods that are applied consistently each period considering significant assumptions, including projected loss development factors and expected loss ratios. There have been no significant changes in the methodologies and assumptions utilized in estimating the liability for unpaid loss and loss adjustment expenses for any of the periods presented.

Non-core Operations

Short duration contracts in non-core operations consist of the sharing economy and small commercial products previously reported within Global Housing. While the contracts are classified as short duration, the coverages were predominantly commercial liability and have a long reporting and settlement tail compared to property coverages which make up most of the Company's core operations.

The reserving methodology described for continuing short duration business is applicable for non-core operations. Given the nature of commercial liability coverages and its relatively long claim runoff duration, additional emphasis is placed on social inflation impacts and analysis of individual case reserve adequacy on known claims. This is done through use of average cost per claim methods that include allowance for future inflation impacts, detailed open claim inventory analysis, and leveraging industry development patterns to supplement the Company's own historical claims experience.

Disposed and Runoff Short Duration Insurance Lines

Short duration contracts within the disposed business include certain medical policies no longer offered and Assurant Employee Benefits policies disposed of via reinsurance. Reserves and reinsurance recoverables for previously disposed business are included in the consolidated balance sheets. See Note 18 for additional information.

The Company has runoff exposure to asbestos, environmental and other general liability claims arising from the Company's participation in certain reinsurance pools from 1971 through 1985 from contracts discontinued many years ago. The amount of carried case reserves are based on recommendations of the various pool managers. Using information currently available, and after consideration of the reserves reflected in the consolidated financial statements, the Company does not believe or expect that changes in reserve estimates for these claims are likely to be material.

Long Duration Contracts

The following table presents the balances and changes in the long-term care future policy benefits and expenses reserve:

		Years Ended December 31,				
		2023		**2022**		**2021**
Present value of expected net premiums						
Balance, beginning of period	$	34.2	$	37.1	$	44.4
Beginning balance at original discount rate		33.4		29.2		33.7
Effect of changes in cash flow assumptions (1)		1.5		9.4		(3.2)
Effect of actual variances from expected experience		3.5		(2.7)		(2.4)
Adjusted beginning of period balance		38.4		35.9		28.1
Experience variance (2)		—		(0.3)		2.4
Interest accrual		2.8		4.6		6.0
Net premiums collected		(4.7)		(6.8)		(7.3)
Ending balance at original discount rate		36.5		33.4		29.2
Effect of changes in discount rate assumptions		(0.1)		0.8		7.9
Balance, end of period	$	36.4	$	34.2	$	37.1
Present value of expected future policy benefits						
Balance, beginning of period	$	462.4	$	658.5	$	683.2
Beginning balance at original discount rate		444.4		430.0		421.7
Effect of changes in cash flow assumptions (1)		—		12.3		(1.2)
Effect of actual variances from expected experience		4.4		(3.3)		(2.7)
Adjusted beginning of period balance		448.8		439.0		417.8
Experience variance (2)		1.0		(1.2)		(0.4)
Interest accrual		19.5		24.7		29.3
Benefit payments		(16.3)		(18.1)		(16.7)
Ending balance at original discount rate		453.0		444.4		430.0
Effect of changes in discount rate assumptions		(2.4)		18.0		228.5
Balance, end of period	$	450.6	$	462.4	$	658.5
Net future policy benefits and expenses	$	414.2	$	428.2	$	621.4
Related reinsurance recoverable		414.2		428.2		621.4
Net future policy benefits and expenses, after reinsurance recoverable	$	—	$	—	$	—
Weighted-average liability duration of the future policy benefits and expenses (in years)		12.0		12.7		13.0

(1) The increase for the years ending December 31, 2023 and 2022 was primarily due to historical experience reflecting a decreasing trend in lapse and mortality rates on the long-term care insurance products. The decrease for the year ending December 31, 2021 was primarily due to reduced expense assumptions.

Experience variance includes adverse development resulting from the allocation of the premium deficiency reserve to the cohort level for issue years where net premiums exceed gross premiums.

The following table presents a reconciliation of the long-term care net future policy benefits and expenses to the future policy benefits and expenses reserve in the consolidated balance sheet:

	December 31, 2023	December 31, 2022
Long-term care	$ 414.2	$ 428.2
Other	73.0	79.7
Total	$ 487.2	$ 507.9

The following table presents the amount of undiscounted expected future benefit payments and expected gross premiums for the long-term care insurance contracts:

	December 31, 2023	December 31, 2022
Expected future benefits payments	$ 829.3	$ 850.0
Expected future gross premiums	$ 69.4	$ 76.2

The following table presents the amount of long-term care revenue and interest recognized in the consolidated statements of operations:

	Years Ended December 31,		
	2023	2022	2021
Gross premiums	$ 1.5	$ 1.7	$ 1.9
Interest expense (original discount rate)	$ 5.6	$ 4.7	$ 5.1

The following table presents the weighted-average interest rate for long-term care insurance contracts:

	December 31, 2023	December 31, 2022
Interest expense (original discount rate)	5.95 %	5.95 %
Current discount rate	6.01 %	5.52 %

Concurrent with the transition period beginning January 1, 2021 for the adoption of ASU 2018-12, the Company elected to account for the long-term care insurance contracts using reserve updates on a quarter lag whereby the September 30, 2020 cash flow and other assumptions are used for the pre-adoption December 31, 2020 future policy benefits and expenses reserve. Under the modified retrospective method, the long-term care insurance contracts are grouped into cohorts based on the contract's issue year. Premium deficiency reserves are allocated proportional to the cohort's reserve balance as of the transition date of December 31, 2020. At the cohort level, the NPR calculation is performed, and the unlocking of the NPR for cohorts in excess of 100% is recognized through opening retained earnings. A balance sheet remeasurement of the revised future policy benefits and expenses reserve is recorded using the current discount rate as of December 31, 2020 with the remeasurement amount recorded through AOCI.

Discount rate changes between the original and current discount rate as of December 31, 2020 were significant. The original discount rate at transition is a spot rate of 5.95% which is based on the most recent premium deficiency unlocking discount rate prior to transition using asset yields from investments allocated to the product at the time of the unlocking of the assumption. The current discount rate at transition was 1.69% reflecting prevailing interest rates as of December 31, 2020. The amended guidance has no impact to consolidated stockholders' equity or net income on the long-term care insurance contracts as the reserves are fully reinsured.

The following table illustrates the impact of adoption on the long-term care insurance contracts:

Future Policy Benefits and Expenses, pre-adoption December 31, 2020	$	386.4
Effect of the remeasurement of the liability at current discount rate		250.8
Adjustment for loss contracts with NPR in excess of 100% under the modified retrospective approach		1.6
Adjusted balance, beginning of January 1, 2021		638.8
Less: reinsurance recoverable		(638.8)
Future Policy Benefits and Expenses, beginning of year January 1, 2021, net of reinsurance	$	—

The following presents the effect of transition adjustments on consolidated stockholders' equity:

	January 1, 2021	
	Retained Earnings	Accumulated Other Comprehensive Loss
$ (1.6)	$	(250.8)

Reserve Roll Forward

The following table provides a roll forward of the Company's beginning and ending claims and benefits payable balances. Claims and benefits payable is the liability for unpaid loss and loss adjustment expenses and are comprised of case and IBNR reserves. These balances do not include the recoverable amounts related to certain high deductible policies in the sharing economy business, included in the non-core operations, for which the Company is responsible for paying the entirety of the claim and is subsequently reimbursed by the insured for the deductible portion of the claim. As of December 31, 2023, the Company had exposure of $369.5 million of reserves below the deductible that it would be responsible for if the clients were to default on their contractual obligation to pay the deductible. Refer to Note 5 for more information on the evaluation of the credit risk exposure from these recoverables.

Since unpaid loss and loss adjustment expenses are estimates, the Company's actual losses incurred may be more or less than the Company's previously developed estimates, which is referred to as either unfavorable or favorable development, respectively.

The best estimate of ultimate loss and loss adjustment expenses is generally selected from a blend of methods that are applied consistently each period. There have been no significant changes in the methodologies and assumptions utilized in estimating the liability for unpaid loss and loss adjustment expenses for any of the periods presented.

		Years Ended December 31,				
		2023		2022		2021
Claims and benefits payable, at beginning of year	$	2,210.0	$	1,523.0	$	1,510.4
Less: Reinsurance ceded and other		(1,228.8)		(744.1)		(741.0)
Net claims and benefits payable, at beginning of year		981.2		778.9		769.4
Incurred losses and loss adjustment expenses related to:						
Current year		2,548.4		2,304.3		2,213.5
Prior years		(26.6)		55.5		(11.6)
Total incurred losses and loss adjustment expenses		2,521.8		2,359.8		2,201.9
Paid losses and loss adjustment expenses related to:						
Current year		1,802.3		1,648.1		1,687.3
Prior years		598.1		509.4		505.1
Total paid losses and loss adjustment expenses		2,400.4		2,157.5		2,192.4
Net claims and benefits payable, at end of year		1,102.6		981.2		778.9
Plus: Reinsurance ceded and other (1) (2)		886.6		1,228.8		744.1
Claims and benefits payable, at end of year (1)	$	1,989.2	$	2,210.0	$	1,523.0

(1) Includes reinsurance recoverables and claims and benefits payable of $123.6 million, $424.3 million and $143.8 million as of December 31, 2023, 2022 and 2021, respectively, which were ceded to the U.S. government. The Company acts as an administrator for the U.S. government under the voluntary National Flood Insurance Program.
(2) The balance reflects a $2.0 million transfer to liabilities held for sale as of December 31, 2021.

A comparison of net (favorable) unfavorable prior year development is shown below across the Company's current and former segments and businesses.

	Prior Year Incurred Loss Development for the Years Ending December 31,		
	2023	2022	2021
Global Lifestyle	$ (23.6)	$ (45.4)	$ (32.9)
Global Housing	(37.1)	28.9	6.7
Non-core operations	40.1	77.4	23.3
All Other	(6.0)	(5.4)	(8.7)
Total	$ (26.6)	$ 55.5	$ (11.6)

The Company experienced net favorable loss development for the year ended December 31, 2023, net unfavorable loss development for the year ended December 31, 2022, and net favorable loss development for the year ended December 31, 2021. Global Lifestyle experienced net favorable development in 2023, 2022 and 2021 of $23.6 million, $45.4 million and $32.9 million, respectively. The decrease in net favorable development from 2022 to 2023 was primarily due to Global Automotive ancillary products as the used car market began to normalize in 2023 and the high net favorable development experienced in 2022 did not repeat. Global Housing experienced net favorable loss development of $37.1 million in 2023 as claim experience for lender-placed homeowners insurance developed favorably due to easing inflation and legislation reform in Florida. Global Housing experienced net unfavorable development of $28.9 million in 2022 primarily due to lender-placed homeowners insurance affected by longer claim settlement lags and inflationary impacts. Global Housing experienced net unfavorable development of $6.7 million in 2021, primarily attributable to prior year reportable catastrophes. The non-core operations, which includes the sharing economy and small commercial businesses, contributed net unfavorable loss development of $40.1 million, $77.4 million, and $23.3 million in 2023, 2022 and 2021, respectively. A more detailed explanation of the claims development from Global Lifestyle, Global Housing and non-core operations is presented below, including claims development by accident year. Reserves for the longer-tail property and casualty coverages included in All Other (e.g., asbestos, environmental and other general liability) had no material changes in estimated amounts for claims incurred in prior years.

The following tables represent the Global Lifestyle, Global Housing and non-core operations incurred claims and allocated claim adjustment expenses, net of reinsurance, less cumulative paid claims and allocated claim adjustment expenses, net of reinsurance to reconcile to total claims and benefits payable, net of reinsurance as of December 31, 2023. The tables provide undiscounted information about claims development by accident year for the significant short duration claims and benefits payable balances.

The following factors are relevant to the loss development information included in the tables below:

- **Table Presentation:** The tables are organized by accident year. For certain categories of claims and for reinsurance recoverables, losses may sometimes be reclassified to an earlier or later accident year as more information about the date of occurrence becomes available to us. These reclassifications are shown as development in the respective years in the tables below. Predominantly, the Company writes short-tail lines that are written on an occurrence basis. Five years of claims development information is provided since most of the claims are fully developed after five years, as shown in the average payout ratio tables.

- **Table Groupings:** The groupings have homogeneous risk characteristics with similar development patterns and would generally be subject to similar trends and reflect our reportable segments.

- **Impact of Reinsurance:** The reinsurance program varies by exposure type. Historically, the Company has leveraged facultative and treaty reinsurance, both on pro-rata and excess of loss basis. The reinsurance program may change from year to year, which may affect the comparability of the data presented in the tables.

- **IBNR:** Includes development from past reported losses in IBNR.

- **Information excluded from tables:** Unallocated loss adjustment expenses are excluded from the tables.

- **Foreign exchange rates:** The loss development for operations outside of the U.S. is presented for all accident years using the current exchange rates at December 31, 2023. Although this approach requires restating all prior accident year information, the changes in exchange rates do not impact incurred and paid loss development trends.

- **Acquisitions:** Includes acquisitions from all accident years presented in the tables. For purposes of this disclosure, we have applied the retrospective method for the acquired reserves, including incurred and paid claim development histories throughout the relevant tables. It should be noted that historical reserves for the acquired business were established by the acquired companies using methods, assumptions and procedures then in effect which may differ

from our current reserving bases. Accordingly, it may not be appropriate to extrapolate future reserve adequacy based on the aggregated historical results shown in the tables.

- **Dispositions:** Excludes dispositions from all accident years presented in the tables.
- **Claim counts:** Considers a reported claim to be one claim for each claimant or feature for each loss occurrence. Reported claims for losses from assumed reinsurance contracts are not available and hence not included in the reported claims. There are limitations that should be considered on the reported claim count data in the tables below, including:
  - Claim counts are presented only on a reported (not an ultimate) basis;
  - The tables below include lines of business and geographies at a certain aggregated level which may indicate different frequency and severity trends and characteristics, and may not be as meaningful as the claim count information related to the individual products within those lines of business and geographies;
  - Certain lines of business are more likely to be subject to occurrences involving multiple claimants and features, which can distort measures based on the reported claim counts in the table below; and
  - Reported claim counts are not adjusted for ceded reinsurance, which may distort the measure of frequency or severity.
- **Required Supplemental Information:** The information about incurred and paid loss development for all periods preceding year ended December 31, 2023 and the related historical claims payout percentage disclosure is unaudited and is presented as required supplementary information.

Global Lifestyle Net Claims Development Tables

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | | December 31, 2023 | |
| | Years Ended December 31, | | | | | | |
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of Incurred-but-Not Reported Liabilities Plus Expected Development on Reported Claims (1)	Cumulative Number of Reported Claims (2)
2019	$ 1,524.0 $	1,505.8 $	1,502.4 $	1,501.2 $	1,499.8 $	0.5	9,890,635
2020		1,456.0	1,427.6	1,428.1	1,425.6	0.8	9,658,308
2021			1,363.2	1,308.2	1,304.9	3.2	9,809,037
2022				1,398.1	1,381.5	9.4	9,367,577
2023					1,632.1	182.9	7,598,189
				Total $	7,243.9		

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance | | | | |
| | Years Ended December 31, | | | | |
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
2019	$ 1,299.9 $	1,485.4 $	1,492.6 $	1,495.3 $	1,496.6
2020		1,227.9	1,410.4	1,417.4	1,419.5
2021			1,129.9	1,294.2	1,298.7
2022				1,168.6	1,366.6
2023					1,365.5
				Total $	6,946.9
		Outstanding claims and benefits payable before 2019, net of reinsurance			7.3
		Claims and benefits payable, net of reinsurance $			304.3

Average Annual Payout of Incurred Claims by Age, Net of Reinsurance

Year 1 Unaudited	Year 2 Unaudited	Year 3 Unaudited	Year 4 Unaudited	Year 5 Unaudited
86.2%	13.1%	0.4%	0.2%	0.1%

(1) Includes a provision for development on case reserves.
(2) Number of paid claims plus open (pending) claims. Claim count information related to ceded reinsurance is not reflected as it cannot be reasonably defined or quantified, given that the Company's reinsurance includes non-proportional treaties.

Using the December 31, 2023 foreign exchange rates for all years, Global Lifestyle experienced $23.6 million of net favorable loss development for the year ended December 31, 2023, compared to net favorable loss development of $45.4

million and $32.9 million for the years ended December 31, 2022 and 2021, respectively. These amounts are based on the change in net incurred losses from the claims development tables above, plus additional impacts from accident years prior to 2019. Many of these contracts and products contain retrospective commission (profit sharing) provisions that would result in offsetting increases or decreases in expense dependent on if the development was favorable or unfavorable.

Development from Global Lifestyle is attributable to nearly all lines of business across most of the Company's regions with a concentration on more recent accident years and based on emerging evaluations regarding loss experience each period. For the year ended December 31, 2023, the Global Lifestyle net favorable development of $23.6 million was attributable to Connected Living which contributed $26.2 million comprised of $14.7 million from credit and other insurance, $6.0 million from mobile and $5.5 million from extended service contracts. The favorable development from credit and other insurance was primarily due to favorable runoff of credit products in Europe and from Canada credit and travel programs where loss assumptions related to inflation and COVID-19 did not materialize. For extended service contracts, improving data maturity on a large client resulted in favorable reserve refinements. Global Automotive experienced net unfavorable development of $2.7 million, driven by inflationary impacts on parts and labor costs. For the year ended December 31, 2022, the Global Lifestyle net favorable development was primarily attributable to reserve releases in Global Automotive ancillary products due to the strong used vehicle market. For the year ended December 31, 2021, the release of reserves associated with potential COVID-19-related claims that have not materialized was a contributing factor.

Foreign exchange rate movements over time caused some of the reserve differences shown in the reserve roll forward and prior year incurred loss tables to vary from what is reflected in the claims development tables for Global Lifestyle. The impacts by year were $0.3 million, $(0.4) million, and $(0.7) million for the years ended December 31, 2023, 2022 and 2021, respectively. The claims development tables above remove the impact due to changing foreign exchange rates over time for comparability.

Global Housing Net Claims Development Tables

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023	
	Years Ended December 31,						
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of Incurred-but-Not Reported Liabilities Plus Expected Development on Reported Claims (1)	Cumulative Number of Reported Claims (2)
2019	$ 729.9	$ 712.7	$ 714.3	$ 722.8	$ 721.3	$ 6.8	182,659
2020		804.2	804.8	834.5	848.9	21.0	191,156
2021			784.0	769.0	770.5	34.1	194,363
2022				862.4	809.4	89.3	185,983
2023					901.4	387.6	163,511
				Total	$ 4,051.5		

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					
	Years Ended December 31,				
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
2019	$ 481.4	$ 656.2	$ 691.8	$ 709.3	$ 712.7
2020		528.9	730.1	793.0	820.8
2021			517.6	690.3	727.8
2022				467.7	701.3
2023					450.9
				Total	$ 3,413.5
Outstanding claims and benefits payable before 2019, net of reinsurance					12.4
Claims and benefits payable, net of reinsurance					$ 650.4

Average Annual Payout of Incurred Claims by Age, Net of Reinsurance

Year 1 Unaudited	Year 2 Unaudited	Year 3 Unaudited	Year 4 Unaudited	Year 5 Unaudited
64.2%	26.2%	6.1%	3.0%	0.5%

(1) Includes a provision for development on case reserves.
(2) Number of paid claims plus open (pending) claims. Claim frequency is determined at a claimant reporting level. Depending on the nature of the product and related coverage triggers, it is possible for a claimant to contribute multiple claim counts in a given policy period. Claim count information related to

ceded reinsurance is not reflected as it cannot be reasonably defined or quantified, given that the Company's reinsurance includes non-proportional treaties.

For the year ended December 31, 2023, Global Housing experienced $37.1 million of net favorable loss development, compared to net unfavorable loss development of $28.9 million and $6.7 million for the years ended December 31, 2022 and 2021, respectively. These amounts are based on the change in net incurred losses from the claims development data above, plus additional impacts from accident years prior to 2019. For the year ended December 31, 2023, the net favorable development for Global Housing was attributable to non-catastrophe claim experience for lender-placed homeowners insurance, primarily accident year 2022, due to favorable inflation and frequency trends and legislative reforms in Florida. Unfavorable development on prior catastrophes, Winter Storm Elliott from accident year 2022 and Tropical Storm Eta from accident year 2020, partially offset the net favorable development. For the year ended December 31, 2022, the net unfavorable development for Global Housing was attributable to lender-placed homeowners insurance due to rising loss costs from inflation impacting recent accident years, coupled with lengthening claim settlement lags and Tropical Storm Eta development from accident year 2020. For the year ended December 31, 2021, the net unfavorable development for Global Housing was attributable to lender-placed homeowners insurance, primarily accident year 2020, due to longer claim settlement lags for water damage claims and inflation.

Non-core Operations Net Claims Development Tables

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					December 31, 2023	
	Years Ended December 31,						
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of Incurred-but-Not Reported Liabilities Plus Expected Development on Reported Claims (1)	Cumulative Number of Reported Claims (2)
2019	$ 117.2	$ 133.6	$ 146.8	$ 163.3	$ 157.8	$ 14.6	22,846
2020		39.1	40.4	63.2	77.6	17.3	22,956
2021			38.9	62.2	87.1	29.7	20,421
2022				34.4	40.4	19.4	12,193
2023					6.3	3.0	1,033
				Total	$ 369.2		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	Years Ended December 31,				
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
2019	$ 56.7	$ 95.8	$ 116.1	$ 131.3	$ 142.4
2020		14.8	22.8	35.4	53.5
2021			12.8	27.4	47.3
2022				7.2	15.3
2023					2.9
				Total	$ 261.4
Outstanding claims and benefits payable before 2019, net of reinsurance					6.7
Claims and benefits payable, net of reinsurance					$ 114.5

Average Annual Payout of Incurred Claims by Age, Net of Reinsurance

Year 1 Unaudited	Year 2 Unaudited	Year 3 Unaudited	Year 4 Unaudited	Year 5 Unaudited
31.2%	21.0%	20.2%	19.3%	8.3%

(1) Includes a provision for development on case reserves.

(2) Number of paid claims plus open (pending) claims. Claim frequency is determined at a claimant reporting level. Depending on the nature of the product and related coverage triggers, it is possible for a claimant to contribute multiple claim counts in a given policy period. Claim count information related to ceded reinsurance is not reflected as it cannot be reasonably defined or quantified, given that the Company's reinsurance includes non-proportional treaties.

For the years ended December 31, 2023, 2022 and 2021, non-core operations contributed net unfavorable loss development of $40.1 million, $77.4 million, and $23.3 million, including $(0.5) million, $15.3 million and $16.2 million from small commercial and $40.6 million, $62.1 million and $7.1 million from sharing economy products, respectively. The Company stopped writing new small commercial business in 2019 and the claims are in runoff. For the year ended December 31, 2023, the net unfavorable development in sharing economy was attributable to reserve increases related to higher frequency expectations for the number of claims closed with indemnity payment and total reported claims, primarily for accident years 2020 and 2021. In second quarter 2023, the Company entered into a retroactive reinsurance treaty to cover certain known losses and adverse development up to a $50.0 million aggregate limit, relating to the small commercial business. For the year ended December 31, 2022, the net unfavorable development from sharing economy was driven by emerging adverse claim development trends on known claims as well as reserve assumption revisions to reflect relevant industry benchmarks. Both sharing economy and small commercial experienced unfavorable development in 2022 on known claims driven by social inflation and the release of the backlog from courts reopening after COVID-19. For the year ended December 31, 2021, the net unfavorable development for sharing economy products and small commercial was due to reserve strengthening associated with prior reported claims and was across multiple accident years.

Reconciliation of the Disclosure of Net Incurred and Paid Claims Development to the Liability for Unpaid Claims and Benefits Payable

		December 31, 2023
Net outstanding liabilities		
Global Lifestyle	$	304.3
Global Housing		650.4
Non-core operations		114.5
Other short-duration insurance lines (1)		16.7
Disposed business short-duration insurance lines (Assurant Health)		1.1
Claims and benefits payable, net of reinsurance		1,087.0
Reinsurance recoverable on unpaid claims		
Global Lifestyle (2)		464.0
Global Housing		328.4
Non-core operations		76.2
Other short-duration insurance lines (1)		1.8
Disposed business short-duration insurance lines (Assurant Employee Benefits and Assurant Health)		14.2
Total reinsurance recoverable on unpaid claims		884.6
Insurance lines other than short-duration (3)		2.3
Unallocated claim adjustment expense		15.3
Total claims and benefits payable	$	1,989.2

(1) Asbestos and pollution reserves represents $14.7 million of the other short-duration insurance lines, with $1.2 million recoveries.
(2) Disposed of property and casualty business represents $162.8 million of the $464.0 million in reinsurance recoverables for Global Lifestyle.
(3) Amount consists of certain long-duration contract exposures, primarily disabled life reserves of the long-term care business which are fully ceded through reinsurance. Refer to Note 2 for further details.

18. Reinsurance

In the ordinary course of business, the Company is involved in both the assumption and cession of reinsurance with non-affiliated companies. The Company's reinsurance agreements do not relieve the Company from its direct obligation to its insureds. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed in the reinsurance agreements. The following table provides details of the reinsurance recoverables balance as of the dates indicated:

	December 31,		
	2023		**2022**
Ceded future policyholder benefits and expense	$	339.9	$	354.3
Ceded unearned premium		5,265.2		5,162.2
Ceded claims and benefits payable		971.4		1,313.7
Ceded paid losses		72.7		169.2
Total	$	6,649.2	$	6,999.4

A key credit quality indicator for reinsurance is the A.M. Best Company ("A.M. Best") financial strength ratings of the reinsurer. A.M. Best financial strength ratings are an independent opinion of a reinsurer's ability to meet ongoing obligations to policyholders. The A.M. Best ratings for the reinsurers in new reinsurance agreements where there is material credit exposure are reviewed at the time of execution. The A.M. Best ratings for existing reinsurance agreements are reviewed on a quarterly basis, or sooner based on developments. The following table provides the reinsurance recoverable as of December 31, 2023 grouped by A.M. Best financial strength ratings:

A.M. Best Rating of Reinsurer	Ceded future policyholder benefits and expense		Ceded unearned premiums		Ceded claims and benefits payable		Ceded paid losses		Total	
A++ or A+	$	330.2	$	81.7	$	288.5	$	5.7	$	706.1
A or A-		3.9		142.9		67.5		0.4		214.7
B++ or B+		5.5		5.4		1.5		—		12.4
Not Rated (1)		0.3		5,035.2		613.9		71.4		5,720.8
Total		339.9		5,265.2		971.4		77.5		6,654.0
Less: Allowance		—		—		—		(4.8)		(4.8)
Net reinsurance recoverable	$	339.9	$	5,265.2	$	971.4	$	72.7	$	6,649.2

(1) Not Rated ceded claims and benefits payable included reinsurance recoverables of $123.6 million as of December 31, 2023 which were ceded to the U.S. government. The Company acts as an administrator for the U.S. government under the voluntary National Flood Insurance Program.

A substantial portion of the Not Rated category is related to Global Lifestyle's and Global Housing's agreements to reinsure premiums and risks related to business generated by certain clients to the clients' own captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. To mitigate exposure to credit risk for these reinsurers, the Company evaluates the financial condition of the reinsurer and typically holds substantial collateral (in the form of funds withheld, trusts and letters of credit) as security.

The effect of reinsurance on premiums earned and benefits incurred was as follows for the periods indicated:

	Years Ended December 31,								
	2023			**2022**			**2021**		
	Long Duration	Short Duration	Total	Long Duration	Short Duration	Total	Long Duration	Short Duration	Total
Direct earned premiums	$ 14.4	$ 18,308.4	$ 18,322.8	$ 19.3	$ 17,475.3	$ 17,494.6	$ 96.6	$ 15,813.5	$ 15,910.1
Premiums assumed	—	186.4	186.4	—	196.7	196.7	—	168.5	168.5
Premiums ceded	(7.9)	(9,113.3)	(9,121.2)	(12.3)	(8,913.7)	(8,926.0)	(88.5)	(7,418.0)	(7,506.5)
Net earned premiums	$ 6.5	$ 9,381.5	$ 9,388.0	$ 7.0	$ 8,758.3	$ 8,765.3	$ 8.1	$ 8,564.0	$ 8,572.1
Direct policyholder benefits	$ 36.5	$ 7,568.2	$ 7,604.7	$ 55.6	$ 7,616.8	$ 7,672.4	$ 322.2	$ 5,948.5	$ 6,270.7
Policyholder benefits assumed	—	241.9	241.9	—	163.4	163.4	—	139.0	139.0
Policyholder benefits ceded	(31.8)	(5,293.0)	(5,324.8)	(51.8)	(5,424.2)	(5,476.0)	(315.0)	(3,892.8)	(4,207.8)
Net policyholder benefits	$ 4.7	$ 2,517.1	$ 2,521.8	$ 3.8	$ 2,356.0	$ 2,359.8	$ 7.2	$ 2,194.7	$ 2,201.9

The Company had zero invested assets held in trusts or by custodians as of December 31, 2023 and 2022, for the benefit of others related to certain reinsurance arrangements.

The Company utilizes ceded reinsurance for loss protection and capital management, segment client risk and profit sharing and business divestitures.

Loss Protection and Capital Management

As part of the Company's overall risk and capacity management strategy, the Company purchases reinsurance for certain risks underwritten by the Company's various segments, including significant individual or catastrophic claims.

For those product lines where there is exposure to losses from catastrophe events, the Company closely monitors and manages its aggregate risk exposure by geographic area. The Company has entered into reinsurance treaties to manage exposure to these types of events.

Segment Client Risk and Profit Sharing

The Global Lifestyle and Global Housing segments write business produced by their clients, such as mobile providers, auto dealers, mortgage lenders and servicers, and financial institutions, and reinsure all or a portion of such business to insurance subsidiaries of some clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

A substantial portion of Global Lifestyle's and Global Housing's reinsurance activities are related to agreements to reinsure premiums and risks related to business generated by certain clients to the clients' own captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. Through these arrangements, the Company's insurance subsidiaries share some of the premiums and risk related to client-generated business. When the reinsurance companies are not authorized to do business in the state of domicile of the Company's insurance subsidiary, the Company's insurance subsidiary generally obtains collateral, such as a trust or a letter of credit, from the reinsurance company or its affiliate in an amount equal to the outstanding reserves to obtain full statutory financial credit in the domiciliary state for the reinsurance.

Business Divestitures

The Company has used reinsurance to sell certain businesses in the past because the businesses shared legal entities with operating segments that the Company retained. Assets backing reserves reinsured under these sales are mainly held in trusts or separate accounts. If the reinsurers became insolvent, the Company would be exposed to the risk that the assets in the trusts or the separate accounts, if any, could prove insufficient to support the liabilities that would revert back to the Company. The reinsurance recoverables relating to these divestitures amounted to $599.7 million as of December 31, 2023, of which $416.0 million was attributable to John Hancock, which reinsures the long-term care business and has an A.M. Best financial strength rating of A+ with a stable outlook.

In addition, the Company would be responsible for administering these businesses in the event of reinsurer insolvency. The Company does not currently have the administrative systems and capabilities to process these businesses. Accordingly, the Company would need to obtain those capabilities in the event of an insolvency of one or more of the reinsurers of these businesses. The Company might be forced to obtain such capabilities on unfavorable terms with a resulting material adverse effect on our results of operations and financial condition.

As of December 31, 2023, the Company was not aware of any regulatory actions taken with respect to the solvency of the insurance subsidiaries of John Hancock and the Company has not been obligated to fulfill any of its obligations. John Hancock has paid its obligations when due and there have been no disputes.

19. Debt

The following table shows the principal amount and carrying value of the Company's outstanding debt, less unamortized discount and issuance costs as applicable, as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Principal Amount	Carrying Value	Principal Amount	Carrying Value
4.20% Senior Notes due September 2023	—	—	225.0	224.7
6.10% Senior Notes due February 2026	175.0	173.7	—	—
4.90% Senior Notes due March 2028	300.0	298.2	300.0	297.8
3.70% Senior Notes due February 2030	350.0	347.9	350.0	347.6
2.65% Senior Notes due January 2032	350.0	347.0	350.0	346.7
6.75% Senior Notes due February 2034	275.0	272.7	275.0	272.5
7.00% Fixed-to-Floating Rate Subordinated Notes due March 2048 (1)	400.0	397.0	400.0	396.5
5.25% Subordinated Notes due January 2061	250.0	244.1	250.0	244.1
Total Debt	$ 2,080.6		$ 2,129.9	

(1) Bears a 7.00% annual interest rate to March 2028 and an annual interest rate equal to three-month LIBOR plus 4.135% thereafter. Under the terms of the debt agreement, a substitute or successor base rate will be used if the LIBOR base rate has been discontinued.

For the years ended December 31, 2023, 2022 and 2021, interest expense was $108.0 million, $108.3 million and $111.8 million, respectively. Interest expense includes derivative related activities described in the interest rate derivatives section below. There was $33.5 million and $32.3 million of accrued interest as of December 31, 2023 and 2022, respectively.

Debt Issuances

Senior Notes

2026 Senior Notes: In February 2023, the Company issued senior notes due February 2026 with an aggregate principal amount of $175.0 million, which bear interest at a rate of 6.10% per year and were issued at a 0.035% discount to the public (the "2026 Senior Notes"). Interest on the 2026 Senior Notes is payable semi-annually in arrears on February 27 and August 27 of each year, beginning on August 27, 2023. Prior to January 27, 2026, the Company may redeem all or part of the 2026 Senior Notes at a redemption price equal to 100% of the outstanding principal amount of the 2026 Senior Notes to be redeemed, plus a make-whole premium as described in the 2026 Senior Notes and accrued and unpaid interest up to the redemption date. On or after that date, the Company may redeem all or part of the 2026 Senior Notes at any time at a redemption price equal to 100% of the outstanding principal amount of the 2026 Senior Notes to be redeemed, plus accrued and unpaid interest up to the redemption date.

2032 Senior Notes: In June 2021, the Company issued senior notes with an aggregate principal amount of $350.0 million, which bear interest at a rate of 2.65% per year, mature in January 2032 and were issued at a 0.158% discount to the public (the "2032 Senior Notes"). Interest is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022. Prior to October 15, 2031, the Company may redeem the 2032 Senior Notes at any time in whole or from time to time in part at a make-whole premium plus accrued and unpaid interest. On or after that date, the Company may redeem the 2032 Senior Notes at any time in whole or from time to time in part at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

In July 2021, the Company used the net proceeds from the sale of the 2032 Senior Notes, together with cash on hand, to redeem all of the $350.0 million outstanding aggregate principal amount of its 4.00% senior notes due March 2023 and to pay accrued interest, related premiums, fees and expenses, including a loss on extinguishment of debt of $20.7 million for the year ended December 31, 2021.

2030 Senior Notes: In August 2019, the Company issued senior notes with an aggregate principal amount of $350.0 million, which bear interest at a rate of 3.70% per year, mature in February 2030 and were issued at a 0.035% discount to the public (the "2030 Senior Notes"). Interest is payable semi-annually in arrears beginning in February 2020. Prior to November 2029, the Company may redeem the 2030 Senior Notes at any time in whole or from time to time in part at a make-whole premium plus accrued and unpaid interest. On or after that date, the Company may redeem the 2030 Senior Notes at any time in

whole or from time to time in part at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

In March 2018, the Company issued the following three series of senior notes with an aggregate principal amount of $900.0 million:

- The first series of senior notes was redeemed in advance of the original maturity in March 2021.

- *2023 Senior Notes:* The second series of senior notes of $300.0 million in principal amount with interest at 4.20% per year, matured in September 2023 and was issued at a 0.233% discount to the public (the "2023 Senior Notes"). Interest on the 2023 Senior Notes was payable semi-annually. In March 2023 and June 2022, the Company redeemed $175.0 million and $75.0 million, respectively, of the then outstanding aggregate principal amount of the 2023 Senior Notes at a make-whole premium plus accrued and unpaid interest to the redemption date. In connection with the redemptions, the Company recognized a gain (loss) on extinguishment of debt of $0.1 million and $(0.9) million for the years ended December 31, 2023 and 2022. In September 2023, the remaining $50.0 million outstanding principal amount was paid upon maturity.

- *2028 Senior Notes:* The third series of senior notes is $300.0 million in principal amount, bears interest at 4.90% per year, matures in March 2028 and was issued at a 0.383% discount to the public (the "2028 Senior Notes"). Interest on the 2028 Senior Notes is payable semi-annually. Prior to December 2027, the Company may redeem the 2028 Senior Notes at any time in whole or from time to time in part at a make-whole premium plus accrued and unpaid interest. On or after that date, the Company may redeem the 2028 Senior Notes at any time in whole or from time to time in part at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The interest rate payable on each of the 2026 Senior Notes, 2028 Senior Notes, 2030 Senior Notes and 2032 Senior Notes will be subject to adjustment from time to time, if either Moody's Investor Service, Inc. ("Moody's") or S&P Global Ratings, a division of S&P Global Inc. ("S&P") downgrades the credit rating assigned to such series of senior notes to Ba1 or below or to BB+ or below, respectively, or subsequently upgrades the credit ratings once the senior notes are at or below such levels. The following table details the increase in interest rate over the issuance rate by rating with the impact equal to the sum of the number of basis points next to such rating for a maximum increase of 200 basis points over the issuance rate:

| | Rating Agencies | | |
Rating Levels	Moody's (1)	S&P (1)	Interest Rate Increase (2)
1	Ba1	BB+	25 basis points
2	Ba2	BB	50 basis points
3	Ba3	BB-	75 basis points
4	B1 or below	B+ or below	100 basis points

(1) Including the equivalent ratings of any substitute rating agency.
(2) Applies to each rating agency individually.

In March 2013, the Company issued two series of senior notes, one of which was repaid at maturity in March 2018. The second series was $350.0 million in aggregate principal amount, was issued at a 0.365% discount to the public, bore interest at 4.00% per year and was to mature in March 2023. In July 2021, we used the proceeds from the issuance of the 2032 Senior Notes, along with cash on hand, to redeem all of the $350.0 million outstanding aggregate principal amount. A loss on extinguishment of debt of $20.7 million was reported for the year ended December 31, 2021.

In February 2004, the Company issued senior notes with an aggregate principal amount of $475.0 million at a 0.61% discount to the public, which bear interest at 6.75% per year and matures in February 2034. Interest is payable semi-annually. These senior notes are not redeemable prior to maturity. In December 2016 and August 2019, the Company completed cash tender offers of $100.0 million each in aggregate principal amount of such senior notes.

Subordinated Notes

2061 Subordinated Notes: In November 2020, the Company issued subordinated notes due January 2061 with a principal amount of $250.0 million, which bear interest at an annual rate of 5.25% (the "2061 Subordinated Notes"). Interest is payable quarterly in arrears beginning in April 2021. On or after January 2026, the Company may redeem the 2061 Subordinated Notes in whole at any time or in part from time to time, at a redemption price equal to their principal amount plus accrued and unpaid interest, provided that if they are not redeemed in whole, a minimum amount must remain outstanding. At any time prior to January 2026, the Company may redeem the 2061 Subordinated Notes in whole but not in part, within 90 days after the occurrence of a tax event, rating agency event or regulatory capital event as defined in the global note representing the 2061

Subordinated Notes, at a redemption price equal to (i) with respect to a rating agency event, 102% of their principal amount and (ii) with respect to a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest. See below, under 2048 Subordinated Notes (as defined below), for more information on terms applicable to both series.

2048 Subordinated Notes: In March 2018, the Company issued fixed-to-floating rate subordinated notes due March 2048 with principal amount of $400.0 million (the "2048 Subordinated Notes"), which bear interest from March 2018 to March 2028 at an annual rate of 7.00%, payable semi-annually. The 2048 Subordinated Notes will bear interest at an annual rate equal to three-month LIBOR plus 4.135%, payable quarterly, beginning in June 2028. Under the terms of the debt agreement, a substitute or successor base rate will be used if the LIBOR base rate has been discontinued. On or after March 2028, the Company may redeem the 2048 Subordinated Notes in whole at any time or in part from time to time, at a redemption price equal to their principal amount plus accrued and unpaid interest, provided that if they are not redeemed in whole, a minimum amount must remain outstanding. At any time prior to March 2028, the Company may redeem the 2048 Subordinated Notes in whole but not in part, within 90 days after the occurrence of a tax event, rating agency event or regulatory capital event as defined in the global note representing the 2048 Subordinated Notes, at a redemption price equal to (i) with respect to a rating agency event, 102% of their principal amount and (ii) with respect to a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest.

In addition, so long as no event of default with respect to the 2048 Subordinated Notes and 2061 Subordinated Notes (together, the "Subordinated Notes") has occurred and is continuing, the Company has the right, on one or more occasions, to defer the payment of interest on the Subordinated Notes for one or more consecutive interest periods for up to five years as described in the global note representing the Subordinated Notes. During a deferral period, interest will continue to accrue on the Subordinated Notes at the then-applicable interest rate. At any time when the Company has given notice of its election to defer interest payments on the Subordinated Notes, the Company generally may not make payments on or redeem or purchase any shares of the Company's capital stock or any of its debt securities or guarantees that rank upon the Company's liquidation on a parity with or junior to the Subordinated Notes, subject to certain limited exceptions.

Credit Facility and Commercial Paper Program

The Company has a $500.0 million five-year senior unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks arranged by JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association. The Credit Facility provides for revolving loans and the issuance of multi-bank, syndicated letters of credit and letters of credit from a sole issuing bank in an aggregate amount of $500.0 million, which may be increased up to $700.0 million. The Credit Facility is available until December 2026, provided the Company is in compliance with all covenants. The Credit Facility has a sublimit for letters of credit issued thereunder of $50.0 million. The proceeds from these loans may be used for the Company's commercial paper program or for general corporate purposes.

The Company made no borrowings using the Credit Facility during the year ended December 31, 2023 and no loans were outstanding as of December 31, 2023.

The Company's commercial paper program requires the Company to maintain liquidity facilities either in an available amount equal to any outstanding notes from the program or in an amount sufficient to maintain the ratings assigned to the notes issued from the program. The Company's commercial paper is rated AMB-1+ by A.M. Best, P-2 by Moody's and A-2 by S&P. The Company's subsidiaries do not maintain commercial paper or other borrowing facilities. This program is currently backed up by the Credit Facility, of which $500.0 million was available at December 31, 2023.

The Company did not use the commercial paper program during the years ended December 31, 2023 or 2022 and there were no amounts relating to the commercial paper program outstanding as of December 31, 2023 or 2022.

Covenants

The Credit Facility contains restrictive covenants including:

(i) Maintenance of a maximum consolidated total debt to capitalization ratio on the last day of any fiscal quarter of not greater than 0.35 to 1.0, subject to certain exceptions; and

(ii) Maintenance of a consolidated adjusted net worth in an amount not less than a "Minimum Amount" equal to the sum of (a) $4.20 billion, (b) 25% of consolidated net income (if positive) for each fiscal quarter ending after December 31, 2021 and (c) 25% of the net cash proceeds received from any capital contribution to, or issuance of any capital stock, disqualified capital stock and hybrid securities.

In the event of a breach of certain covenants, all obligations under the Credit Facility, including unpaid principal and accrued interest and outstanding letters of credit, may become immediately due and payable.

Interest Rate Derivatives

From time to time, the Company has entered into derivative transactions to hedge the risk associated with changes in interest rates in anticipation of debt issuances. The Company determined that the derivatives qualified for hedge accounting as effective cash flow hedges and recognized deferred gains upon settlement that were reported through other comprehensive income. The deferred gains are recognized as a reduction in interest expense related to the 2023 Senior Notes (until maturity in September 2023), the 2026 Senior Notes, the 2028 Senior Notes and the 2048 Subordinated Notes on an effective yield basis. The amortization of the deferred gain was $2.8 million, $3.1 million and $3.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. The remaining total deferred gain as of December 31, 2023 and 2022 was $10.8 million and $12.5 million, respectively.

20. Equity Transactions

Common Stock

Changes in the number of shares of common stock outstanding are as follows for the periods presented:

	December 31,		
	2023	2022	2021
Shares of common stock outstanding, beginning	52,830,381	55,754,113	57,967,808
Vested restricted stock and restricted stock units, net (1)	170,911	179,434	214,116
Issuance related to performance share units (1)	142,091	147,546	91,845
Issuance related to ESPP	131,815	96,846	113,555
Issuance related to MCPS	—	—	2,703,911
Shares of common stock repurchased	(1,319,204)	(3,347,558)	(5,337,122)
Shares of common stock outstanding, ending	51,955,994	52,830,381	55,754,113

(1)   Vested restricted stock, restricted stock units and performance share units are shown net of shares of common stock retired to cover participant income tax liabilities.

The Company is authorized to issue 800,000,000 shares of common stock. In addition, 150,001 shares of Class B common stock and 400,001 shares of Class C common stock are authorized but have not been issued.

Stock Repurchase

In November 2023, the Company's Board of Directors (the "Board") authorized the Company to repurchase up to $600.0 million aggregate cost at purchase of its outstanding common stock. In January and May 2021, the Board authorized the Company to repurchase up to $600.0 million and $900.0 million, respectively, aggregate cost at purchase of its outstanding common stock.

During the year ended December 31, 2023, the Company repurchased 1,319,204 shares of the Company's outstanding common stock at a cost of $200.0 million, exclusive of commissions, leaving $674.5 million remaining under the November 2023 and May 2021 repurchase authorizations at December 31, 2023. During the years ended December 31, 2022 and 2021, the Company repurchased 3,347,558 and 5,337,122 shares of the Company's outstanding common stock at a cost, exclusive of commissions, of $567.6 million and $844.4 million, respectively.

The timing and the amount of future repurchases will depend on market conditions, the Company's financial condition, results of operations and liquidity and other factors.

Mandatory Convertible Preferred Stock

In March 2018, the Company issued 2,875,000 shares of the MCPS, with a par value of $1.00 per share, at a public offering price of $100.00 per share. Each outstanding share of MCPS converted in March 2021 into 0.9405 of common stock, or 2,703,911 common stock in total plus an immaterial amount of cash in lieu of fractional shares. The Company used a portion of its treasury stock for the common stock, using the average cost method to account for the reissuance of such shares.

Dividends on the MCPS were payable on a cumulative basis when, as and if declared, at an annual rate of 6.50% of the liquidation preference of $100.00 per share. The Company paid preferred stock dividends of $4.7 million for the year ended December 31, 2021.

21. Stock Based Compensation

In accordance with the guidance on share-based compensation, the Company recognized stock-based compensation costs based on the grant date fair value. For the years ended December 31, 2023, 2022 and 2021, the Company recognized compensation costs net of a 5% per year estimated forfeiture rate on a pro-rated basis over the remaining vesting period.

Long-Term Equity Incentive Plan

Under the Assurant, Inc. 2017 Long-Term Equity Incentive Plan (the "ALTEIP"), as amended and restated in November 2023, the Company is authorized to issue up to 1,840,112 new shares of the Company's common stock to employees, officers and non-employee directors. Under the ALTEIP, the Company may grant awards based on shares of its common stock, including stock options, stock appreciation rights, restricted stock (including performance shares), unrestricted stock, restricted stock units ("RSUs"), performance units (also known as performance share units or "PSUs") and dividend equivalents. All share-based grants are awarded under the ALTEIP.

The Compensation and Talent Committee of the Board (the "Compensation Committee") awards RSUs and PSUs annually. RSUs and PSUs are promises to issue actual shares of common stock at the end of a vesting period or performance period. Under the ALTEIP and the related equity grant policy, the Company's CEO is authorized by the Board to grant common stock, restricted stock and RSUs to employees other than the Company's Section 16 officers as CEO Equity Awards and On Cycle ALTEIP Awards. For the CEO Equity Awards, the Compensation Committee recommends total annual funding and the awards are expressed as a dollar amount converted into shares as of each grant date. Restricted stock and RSUs granted under the CEO Equity Awards program may have different vesting periods.

Restricted Stock Units

The fair value of RSUs is estimated using the fair market value of a share of the Company's common stock at the date of grant. The RSUs granted to employees under the ALTEIP are based on salary grade and performance and generally vest one-third each year over a three-year period. RSUs receive dividend equivalents in cash during the restricted period and do not have voting rights during the restricted period. RSUs granted to non-employee directors also vest one-third each year over a three-year period; however, issuance of vested shares and payment of dividend equivalents is deferred until separation from Board service.

A summary of the Company's outstanding RSUs is presented below:

	Restricted Stock Units		Weighted-Average Grant-Date Fair Value
Restricted stock units outstanding at December 31, 2022	561,602	$	138.61
Grants (1)	293,161		116.76
Vests (2)	(247,515)		133.96
Forfeitures and adjustments	(29,631)		137.16
Restricted stock units outstanding at December 31, 2023	577,617	$	129.58
Restricted stock units vested, but deferred at December 31, 2023	91,515	$	94.92

(1) The weighted average grant date fair value for RSUs granted in 2022 and 2021 was $172.46 and $143.20, respectively.
(2) The total fair value of RSUs vested was $29.9 million, $47.0 million and $47.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table shows a summary of RSU compensation expense during the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,					
	2023		2022		2021	
RSU compensation expense	$	31.7	$	34.9	$	32.8
Income tax benefit		(6.0)		(6.4)		(5.9)
RSU compensation expense, net of tax	$	25.7	$	28.5	$	26.9

As of December 31, 2023, there was $19.6 million of unrecognized compensation cost related to outstanding RSUs. That cost is expected to be recognized over a weighted-average period of 0.99 years.

Performance Share Units

The number of shares of common stock a participant will receive upon vesting of a PSU award is contingent upon the Company's performance with respect to selected metrics, as identified below. The payout levels can vary between 0% and 200% (maximum) of the target (100%) ALTEIP award amount, based on the Company's level of performance against the selected metrics. PSUs accrue dividend equivalents during the performance period based on a target payout and will be paid in cash at the end of the performance period based on the actual number of shares issued.

The Compensation Committee has established two equally weighted performance measures for PSU awards:

- Total shareholder return relative to the S&P 500 Index ("market condition"), defined as appreciation in the Company's common stock plus dividend yield to stockholders and will be measured by the performance of the Company relative to the S&P 500 Index over the three-year performance period.

- Adjusted earnings per diluted common share, excluding reportable catastrophes ("performance condition") is a Company-specific profitability metric and is defined as the Company's adjusted earnings, excluding reportable catastrophes, divided by the fully diluted weighted average common shares outstanding. This metric is an absolute metric that is measured against a three-year cumulative target established by the Compensation Committee at the award date and is not tied to the performance of peer companies. Prior to 2023, net operating income per diluted common share, excluding reportable catastrophes, was used as the company specific profitability metric.

A summary of the Company's outstanding PSUs is presented below:

	Performance Share Units	Weighted-Average Grant-Date Fair Value
Performance share units outstanding at December 31, 2022	640,166	$ 139.01
Grants (1)	268,897	114.91
Vests (2)	(231,354)	86.55
Performance adjustment (3)	(47,161)	92.45
Forfeitures and adjustments	(31,793)	149.27
Performance share units outstanding at December 31, 2023	598,755	$ 151.63

(1) The weighted average grant date fair value for PSUs granted in 2022 and 2021 was $217.33 and $148.04, respectively.
(2) The total fair value of PSUs vested was $25.8 million, $42.8 million and $24.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(3) Represents the change in PSUs issued based upon the attainment of performance goals established by the Company.

PSU grants above represent initial target awards and do not reflect potential increases or decreases resulting from the Company's level of performance against the selected metrics to be determined at the end of the prospective performance period.

The fair value of the performance condition was estimated using the fair market value of a share of the Company's common stock at the date of grant. The fair value of the market condition was estimated on the date of grant using a Monte Carlo simulation model, which utilizes multiple variables that determine the probability of satisfying the market condition stipulated in the award. Expected volatilities were based on the historical prices of the Company's common stock and peer group, the expected term was assumed to equal the average of the vesting period of the PSUs and the risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

	For awards granted during the years ended December 31,		
	2023	2022	2021
Expected volatility	26.84 %	33.82 %	34.14 %
Expected term (years)	2.80	2.80	2.79
Risk free interest rate	3.93 %	2.09 %	0.29 %

The following table shows a summary of PSU compensation expense during the years ended December 31, 2023, 2022 and 2021:

		Years Ended December 31,				
		2023		2022		2021
PSU compensation expense	$	40.3	$	24.8	$	31.8
Income tax benefit		(5.8)		(3.7)		(3.3)
PSU compensation expense, net of tax	$	34.5	$	21.1	$	28.5

As of December 31, 2023, there was $34.7 million of unrecognized compensation cost related to outstanding PSUs. That cost is expected to be recognized over a weighted-average period of 0.94 years.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 5,000,000 new shares of common stock to employees who are participants in the ESPP. The ESPP allows eligible employees to contribute, through payroll deductions, portions of their after-tax compensation in each offering period toward the purchase of shares of the Company's common stock. There are two offering periods during the year (January 1 through June 30 and July 1 through December 31) and shares of common stock are purchased at the end of each offering period at 90% of the lower of the closing price of the common stock on the first or last day of the offering period. Participants must be employed on the last trading day of the offering period in order to purchase shares of common stock under the ESPP. The maximum number of shares of common stock that can be purchased is 5,000 per employee. Participants' contributions are limited to a maximum contribution of $7.5 thousand per offering period, or $15.0 thousand per year.

The ESPP is offered to individuals who are scheduled to work a certain number of hours per week, have been continuously employed for at least six months by the start of the offering period, are not temporary employees (classified as temporary and employed less than 12 months) and have not been on a leave of absence for more than 90 days immediately preceding the offering period.

In January 2024, the Company issued 65,049 shares of common stock at a discounted price of $113.26 for the offering period of July 1, 2023 through December 31, 2023. In January 2023, the Company issued 65,508 shares of common stock at a discounted price of $112.55 for the offering period of July 1, 2022 through December 31, 2022.

In July 2023, the Company issued 66,306 shares of common stock to employees at a discounted price of $113.15 for the offering period of January 1, 2023 through June 30, 2023. In July 2022, the Company issued 50,385 shares of common stock to employees at a discounted price of $140.64 for the offering period of January 1, 2022 through June 30, 2022.

The compensation expense recorded related to the ESPP was $3.1 million, $3.0 million and $2.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The related income tax benefit for disqualified disposition was $0.1 million for the years ended December 31, 2023, 2022 and 2021.

The fair value of each award under the ESPP was estimated at the beginning of each offering period using the Black-Scholes option-pricing model and assumptions in the table below. Expected volatilities are based on implied volatilities from traded options on the Company's common stock and the historical volatility of the Company's common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is based on the current annualized dividend and common stock price as of the grant date.

	For awards issued during the years ended December 31,		
	2023	2022	2021
Expected volatility	28.57 - 31.63%	20.96 - 25.05%	24.56 - 28.67%
Risk free interest rates	4.77 - 5.53%	0.22 - 2.52%	0.06 - 0.09%
Dividend yield	2.18 - 2.20%	1.54 - 1.73%	1.67 - 1.98%
Expected term (years)	0.5	0.5	0.5

Non-Stock Based Incentive Plans

Deferred Compensation

The Company's deferred compensation programs consist of the AIP, the ASIC and the ADC. The AIP and the ASIC provided key employees the ability to exchange a portion of their compensation for options to purchase certain third-party mutual funds. The AIP and the ASIC were frozen in December 2004 and no additional contributions can be made to either the

AIP or the ASIC. Effective March 1, 2005 and amended and restated on January 1, 2008, the ADC Plan was established in order to comply with the American Jobs Creation Act of 2004 (the "Jobs Act") and Section 409A of the Internal Revenue Code of 1986, as amended (the "IRC"). The ADC provides key employees the ability to defer a portion of their eligible compensation to be notionally invested in a variety of mutual funds. Deferrals and withdrawals under the ADC are intended to be fully compliant with the Jobs Act definition of eligible compensation and distribution requirements.

22. Accumulated Other Comprehensive Income

Certain amounts included in the consolidated statements of comprehensive income are net of reclassification adjustments. The following tables summarize those reclassification adjustments (net of taxes) for the periods indicated:

	Year Ended December 31, 2023				
	Foreign currency translation adjustment	Net unrealized gains (losses) on securities	Net unrealized gains on derivative transactions	Unamortized net (losses) on Pension Plans	Accumulated other comprehensive (loss) income
Balance at December 31, 2022	$ (394.0)	$ (513.2)	$ 9.8	$ (88.8)	$ (986.2)
Change in accumulated other comprehensive income (loss) before reclassifications	42.1	171.9	(0.6)	(17.6)	195.8
Amounts reclassified from accumulated other comprehensive income (loss)	—	35.8	(0.7)	(9.7)	25.4
Net current-period other comprehensive income (loss)	42.1	207.7	(1.3)	(27.3)	221.2
Balance at December 31, 2023	$ (351.9)	$ (305.5)	$ 8.5	$ (116.1)	$ (765.0)

	Year Ended December 31, 2022				
	Foreign currency translation adjustment	Net unrealized gains (losses) on securities	Net unrealized gains on derivative transactions	Unamortized net (losses) on Pension Plans	Accumulated other comprehensive (loss) income
Balance at December 31, 2021	$ (326.9)	$ 256.6	$ 12.4	$ (92.1)	$ (150.0)
Change in accumulated other comprehensive income (loss) before reclassifications	(67.1)	(808.7)	—	9.0	(866.8)
Amounts reclassified from accumulated other comprehensive income (loss)	—	38.9	(2.6)	(5.7)	30.6
Net current-period other comprehensive income (loss)	(67.1)	(769.8)	(2.6)	3.3	(836.2)
Balance at December 31, 2022	$ (394.0)	$ (513.2)	$ 9.8	$ (88.8)	$ (986.2)

	Year Ended December 31, 2021				
	Foreign currency translation adjustment	Net unrealized gains on securities	Net unrealized gains on derivative transactions	Unamortized net (losses) on Pension Plans	Accumulated other comprehensive income (loss)
Balance at December 31, 2020	$ (295.6)	$ 1,097.6	$ 14.7	$ (106.9)	$ 709.8
Change in accumulated other comprehensive income (loss) before reclassifications	(31.0)	(215.9)	—	17.3	(229.6)
Amounts reclassified from accumulated other comprehensive income (loss)	(0.3)	(625.1)	(2.3)	(2.5)	(630.2)
Net current-period other comprehensive income (loss)	(31.3)	(841.0)	(2.3)	14.8	(859.8)
Balance at December 31, 2021	$ (326.9)	$ 256.6	$ 12.4	$ (92.1)	$ (150.0)

The following tables summarize the reclassifications out of AOCI for the periods indicated.

Details about AOCI components	Amount reclassified from AOCI			Affected line item in the statement where net income is presented
	Years Ended December 31,			
	2023	2022	2021	
Foreign currency translation adjustment	$ —	$ —	$ (0.8)	Underwriting, selling, general and administrative expenses (see Note 4)
	—	—	0.5	Provision for income taxes
	$ —	$ —	$ (0.3)	Net of tax
Net unrealized gains (losses) on securities	$ 45.3	$ 49.2	$ (797.8)	Net realized losses on investments and fair value changes to equity securities
	(9.5)	(10.3)	172.7	Provision for income taxes
	$ 35.8	$ 38.9	$ (625.1)	Net of tax
Net unrealized gains on derivative transactions:				
Amortization of deferred gain related to interest rate derivatives	$ (3.4)	$ (3.2)	$ (2.8)	Interest expense
Amortization of deferred gain related to foreign exchange derivative	2.5	—	—	Underwriting, selling, general and administrative expenses
	(0.9)	(3.2)	(2.8)	
	0.2	0.6	0.5	Provision for income taxes
	$ (0.7)	$ (2.6)	$ (2.3)	Net of tax
Amortization of pension and postretirement unrecognized net periodic benefit cost:				
Amortization of net loss	$ 1.0	$ 4.4	$ 7.2	(1)
Amortization of prior service credit	(13.5)	(13.5)	(13.5)	(1)
Settlement loss	0.2	1.9	3.1	(1)
	(12.3)	(7.2)	(3.2)	Total before tax
	2.6	1.5	0.7	Provision for income taxes
	$ (9.7)	$ (5.7)	$ (2.5)	Net of tax
Total reclassifications for the period	$ 25.4	$ 30.6	$ (630.2)	Net of tax

(1)   These AOCI components are included in the computation of net periodic pension cost. See Note 24 for additional information.

23. Statutory Information

The Company's insurance subsidiaries prepare financial statements in accordance with Statutory Accounting Principles ("SAP") prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules.

The principal differences between SAP and GAAP are: (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP; (2) VOBA is not capitalized under SAP but is under GAAP; (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP; (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; (6) certain assets are not admitted for purposes of determining surplus under SAP; (7) methodologies used to determine the amounts of deferred taxes, intangible assets and goodwill are different under SAP than under GAAP; and (8) the criteria for obtaining reinsurance accounting treatment is different under SAP than under GAAP, and SAP allows net presentation of insurance reserves and reinsurance recoverables.

The combined statutory net income, excluding intercompany dividends and surplus note interest, and capital and surplus of the Company's U.S. domiciled statutory insurance subsidiaries is as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
Property and casualty companies	$ 529.4	$ 283.5	$ 468.0
Life and health companies	13.7	20.0	18.6
Total statutory net income	$ 543.1	$ 303.5	$ 486.6

| | December 31, | |
	2023	2022
Property and casualty companies	$ 1,461.4	$ 1,472.2
Life and health companies	87.6	80.2
Total statutory capital and surplus	$ 1,549.0	$ 1,552.4

The Company also has non-insurance subsidiaries and foreign insurance subsidiaries that are not subject to SAP. The statutory net income and statutory capital and surplus amounts presented above do not include non-insurance subsidiaries and foreign insurance subsidiaries in accordance with SAP.

Insurance enterprises are required by state insurance departments to adhere to minimum risk-based capital ("RBC") requirements developed by the NAIC. The Company's insurance subsidiaries expect to exceed minimum RBC requirements as of December 31, 2023. In addition, all of our rated insurance subsidiaries currently maintain an A.M. Best financial strength rating of A.

The payment of dividends to the Company by any of the Company's regulated U.S domiciled insurance subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiary's domiciliary jurisdiction department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by jurisdiction. The formula for the majority of the jurisdictions in which the Company's subsidiaries are domiciled is based on the prior year's statutory net income or 10% of the statutory surplus as of the end of the prior year. Some jurisdictions limit ordinary dividends to the greater of these two amounts, others limit them to the lesser of these two amounts and some jurisdictions exclude prior year realized capital gains from prior year net income in determining ordinary dividend capacity. Some jurisdictions have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by the Company's insurance subsidiaries to the Company (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that the Company's U.S. domiciled insurance subsidiaries could pay to the Company in 2024 without regulatory approval is approximately $592.4 million. No assurance can be given that there will not be further regulatory actions restricting the ability of the Company's insurance subsidiaries to pay dividends.

24. Retirement and Other Employee Benefits

Defined Benefit Plans

The Company and its subsidiaries participate in a non-contributory, qualified defined benefit pension plan ("Assurant Pension Plan") covering substantially all employees. The Assurant Pension Plan is considered "qualified" because it meets the requirements of IRC Section 401(a) ("IRC 401(a)") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Assurant Pension Plan is a pension equity plan with a grandfathered final average earnings plan for a certain group of employees. Benefits are based on certain years of service and the employee's compensation during certain such years of service. The Company's funding policy is to contribute amounts to the Assurant Pension Plan sufficient to meet the minimum funding requirements in ERISA, plus such additional amounts as the Company may determine to be appropriate from time to time up to the maximum permitted. The funding policy considers several factors to determine such additional amounts, including items such as the amount of service cost plus 15% of the Assurant Pension Plan deficit and the capital position of the Company. During the year ended December 31, 2023, there were no contributions to the Assurant Pension Plan. Due to the Assurant Pension Plan's current funding status, no contributions to the Assurant Pension Plan are expected during the year ending December 31, 2024. Assurant Pension Plan assets are maintained in a separate trust. Assurant Pension Plan assets and benefit obligations are measured as of December 31, 2023.

The Company also has various non-contributory, non-qualified supplemental plans covering certain employees including the Assurant Executive Pension Plan and the Assurant Supplement Executive Retirement Plan (the "SERP"). Since these plans are "non-qualified" they are not subject to the requirements of IRC 401(a) and ERISA. As such, the Company is not required, and does not, fund these plans. The qualified and non-qualified plans are referred to as "Pension Benefits" unless otherwise noted. The Company has the right to modify or terminate these benefits; however, the Company will not be relieved of its obligation to plan participants for their vested benefits.

In addition, the Company provides certain life and health care benefits ("Retirement Health Benefits") for retired employees and their dependents. On July 1, 2011, the Company terminated certain health care benefits for employees who did not qualify for "grandfathered" status and no longer offers these benefits to new hires. The Company contribution, plan design and other terms of the remaining benefits did not change for those grandfathered employees. The Company has the right to modify or terminate these benefits.

Effective January 1, 2014, the Pension Benefits plans were closed to new hires. Effective March 1, 2016, the Pension Benefits and Retirement Health Benefits (together, the "Plans") were amended such that no additional benefits will be earned after February 29, 2016.

In February 2020, the Company amended the Retirement Health Benefits to terminate effective December 31, 2024 (the "Termination Date"). Benefits will be paid up to the Termination Date. The Retirement Health Benefits obligations were remeasured using a discount rate of 1.55%, selected based on a cash flow analysis using a bond yield curve as of February 29, 2020, and the fair market value of the Retirement Health Benefits assets as of February 29, 2020. The remeasurement resulted in a reduction to the Retirement Health Benefits obligations of $65.6 million and a corresponding prior service credit in AOCI, which will be reclassified from AOCI as it is amortized in the net periodic benefit cost over the remaining period until the Termination Date.

The following table presents information on the Plans for the periods indicated:

	Pension Benefits		Retirement Health Benefits	
	2023	2022	2023	2022
Change in projected benefit obligation				
Projected benefit obligation at beginning of year	$ (598.5)	$ (832.3)	$ (9.9)	$ (15.3)
Interest cost	(30.5)	(18.0)	(0.4)	(0.1)
Actuarial gain (1)	(15.8)	187.3	0.3	0.6
Benefits paid	45.0	64.5	5.1	4.9
Projected benefit obligation at end of year	$ (599.8)	$ (598.5)	$ (4.9)	$ (9.9)
Change in plan assets				
Fair value of plan assets at beginning of year	$ 641.8	$ 827.5	$ 29.4	$ 40.9
Actual return on plan assets	35.9	(139.9)	1.5	(6.8)
Employer contributions	5.4	20.0	0.2	0.2
Benefits paid (including administrative expenses)	(46.4)	(65.8)	(5.1)	(4.9)
Fair value of plan assets at end of year	$ 636.7	$ 641.8	$ 26.0	$ 29.4
Funded status at end of year	$ 36.9	$ 43.3	$ 21.1	$ 19.5

(1)   In 2022, the actuarial gain in the Pension Benefits was primarily due to the significant increase in the discount rate as detailed below.

In accordance with the guidance on retirement benefits, the Company aggregates the results of the qualified and non-qualified plans as "Pension Benefits" and is required to disclose the aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets, if the obligations within those plans exceed plan assets.

As of December 31, 2023 and 2022, the fair value of plan assets, projected benefit obligation, funded status at end of year and the accumulated benefit obligation of Pension Benefits were as follows:

	Qualified Pension Benefits		Unfunded Nonqualified Pension Benefits		Total Pension Benefits	
	2023	2022	2023	2022	2023	2022
Fair value of plan assets	$ 636.7	$ 641.8	$ —	$ —	$ 636.7	$ 641.8
Projected benefit obligation	(550.1)	(547.7)	(49.7)	(50.8)	(599.8)	(598.5)
Funded status at end of year	$ 86.6	$ 94.1	$ (49.7)	$ (50.8)	$ 36.9	$ 43.3
Accumulated benefit obligation	$ 550.1	$ 547.7	$ 49.7	$ 50.8	$ 599.8	$ 598.5

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Retirement Health Benefits	
	2023	2022	2023	2022
Assets	$ 86.6	$ 94.1	$ 21.1	$ 19.5
Liabilities	$ (49.7)	$ (50.8)	$ —	$ —

Amounts recognized in AOCI consist of:

	Pension Benefits			Retirement Health Benefits		
	2023	2022	2021	2023	2022	2021
Net (loss) gain	$ (158.5)	$ (137.5)	$ (163.2)	$ (1.8)	$ (2.1)	$ 6.2
Prior service (cost) credit	(0.3)	(0.4)	(0.4)	13.4	27.2	40.8
	$ (158.8)	$ (137.9)	$ (163.6)	$ 11.6	$ 25.1	$ 47.0

Components of net periodic benefit cost, recorded in underwriting, selling, general and administrative expenses in the consolidated statements of operations, and other amounts recognized in AOCI for the years ended December 31, 2023, 2022, and 2021 were as follows:

	Pension Benefits			Retirement Health Benefits		
	2023	2022	2021	2023	2022	2021
Net periodic benefit cost						
Interest cost	$ 30.5	$ 18.0	$ 15.2	$ 0.4	$ 0.1	$ 0.1
Expected return on plan assets	(40.9)	(27.5)	(27.3)	(1.5)	(1.4)	(1.5)
Amortization of prior service credit (cost)	—	0.1	0.1	(13.6)	(13.6)	(13.6)
Amortization of net loss (gain)	1.0	5.1	7.8	—	(0.7)	(0.6)
Curtailment/settlement loss	0.2	1.9	3.1	—	—	—
Net periodic benefit cost	$ (9.2)	$ (2.4)	$ (1.1)	$ (14.7)	$ (15.6)	$ (15.6)
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income						
Prior service cost	$ —	$ —	$ —	$ —	$ —	$ —
Net (gain) loss	22.2	(18.6)	(20.1)	(0.2)	7.6	(0.9)
Amortization of prior service (cost) credit	—	(0.1)	(0.1)	13.6	13.6	13.6
Amortization of net (loss) gain	(1.2)	(7.0)	(10.9)	—	0.7	0.6
Total recognized in accumulated other comprehensive (loss) income	$ 21.0	$ (25.7)	$ (31.1)	$ 13.4	$ 21.9	$ 13.3
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$ 11.8	$ (28.1)	$ (32.2)	$ (1.3)	$ 6.3	$ (2.3)

The Company uses a five-year averaging method to determine the market-related value of Pension Benefits plan assets, which is used to calculate the expected return of plan assets component of the Plans' expense. Under this methodology, asset gains/losses that result from actual returns which differ from the Company's expected long-term rate of return on assets assumption are recognized in the market-related value of assets on a level basis over a five-year period. The difference between actual as compared to expected asset returns for the Plans will be fully reflected in the market-related value of plan assets over the next five years using the methodology described above. Other post-employment benefit assets under the Retirement Health Benefits are valued at fair value.

Determination of the projected benefit obligation was based on the following weighted-average assumptions for the years ended December 31, 2023, 2022 and 2021:

	Qualified Pension Benefits			Unfunded Nonqualified Pension Benefits			Retirement Health Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Discount rate	5.14 %	5.42 %	2.79 %	5.11 %	5.42 %	2.68 %	5.63 %	5.36 %	1.08 %

Determination of the net periodic benefit cost was based on the following weighted-average assumptions for the years ended December 31, 2023, 2022 and 2021:

	Qualified Pension Benefits			Unfunded Nonqualified Pension Benefits			Retirement Health Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Discount rates:									
Effective discount rate for benefit obligations	5.42 %	2.79 %	2.39 %	5.42 %	2.68 %	2.20 %	5.36 %	1.08 %	0.60 %
Effective rate for interest on benefit obligations	5.34 %	2.30 %	1.80 %	5.33 %	2.05 %	1.45 %	5.37 %	1.02 %	0.55 %
Expected long-term return on plan assets	5.70 %	3.65 %	3.65 %	— %	— %	— %	5.70 %	3.65 %	3.65 %

The selection of the Company's discount rate assumption reflects the rate at which the Plans' obligations could be effectively settled at December 31, 2023, 2022 and 2021. The methodology for selecting the discount rate was to match each Plan's cash flows to that of a yield curve that provides the equivalent yields on zero-coupon corporate bonds for each maturity. The yield curve utilized in the cash flow analysis was comprised of 304 bonds rated AA by either Moody's or S&P's with maturities between zero and 30 years. The discount rate for each Plan is the single rate that produces the same present value of cash flows. The Company utilizes a split rate approach for purposes of determining the benefit obligations and service cost as well as a spot rate approach for the calculation of interest on these items in the determination of the net periodic benefit cost.

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected long-term rate of return on Plan assets reflects the average rate of earnings expected on the funds invested or to be invested. The expected return for each asset class was then weighted based on the targeted asset allocation to develop the expected long-term rate of return on asset assumptions for the portfolio. The Company believes the current assumption reflects the projected return on the invested assets, given the current market conditions and the modified portfolio structure. Actual return (loss) on Plan assets was 5.6%, (16.9)% and 2.4% for the years ended December 31, 2023, 2022 and 2021 respectively.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation and net periodic benefit cost were as follows:

	Retirement Health Benefits		
	2023	2022	2021
Health care cost trend rate assumed for next year:			
Pre-65 Non-reimbursement Plan	5.6%	5.4%	5.5%
Post-65 Non-reimbursement Plan (Medical)	4.0%	4.2%	4.1%
Post-65 Non-reimbursement Plan (Rx)	7.0%	6.6%	6.9%
Pre-65 Reimbursement Plan	5.5%	5.4%	5.4%
Post-65 Reimbursement Plan	5.5%	5.4%	5.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.0%	4.0%	4.0%
Year that the rate reaches the ultimate trend rate			
Pre-65 Non-reimbursement Plan	2045	2045	2045
Post-65 Non-reimbursement Plan (Medical & Rx)	2045	2045	2045
Pre-65 Reimbursement Plan	2045	2045	2045
Post-65 Reimbursement Plan	2045	2045	2045

The assets of the Plans are managed to maximize their long-term pre-tax investment return, subject to the following dual constraints: minimization of required contributions and maintenance of solvency requirements. It is anticipated that periodic contributions to the Plans will, for the foreseeable future, be sufficient to meet benefit payments thus allowing the balance to be managed according to a long-term approach. The Benefit Plans Investment Committee ("BPIC") for the Plans meets on a quarterly basis and reviews the re-balancing of existing fund assets and the asset allocation of new fund contributions.

The goal of the Company's asset strategy is to ensure that the growth in the value of the Plans' assets over the long-term, both in real and nominal terms, manages (controls) risk exposure. Risk is managed by investing in a broad range of asset classes, and within those asset classes, a broad range of individual securities. Diversification by asset classes stabilizes total results over short-term time periods. Each asset class is externally managed by outside investment managers appointed by the BPIC. Derivatives may be used consistent with the Plans' investment objectives established by the BPIC. All securities must be U.S. Dollar denominated.

The BPIC oversees the investment of the Plans' assets and periodically reviews the investment strategies, strategic asset allocation, liabilities and portfolio structure of the assets. After a 2017 review and considering the funded status of the Assurant Pension Plan, the BPIC transitioned plan assets to a new target asset allocation consisting of 80% fixed income, 10% real estate, 5% hedge funds and 5% equities.

The assets of the Plans are primarily invested in fixed maturity securities. Interest rate risk is hedged by aligning the duration of the fixed maturity securities with the duration of the liabilities. Specifically, interest rate swaps can be used if needed to synthetically extend the duration of fixed maturity securities to match the duration of the liabilities, as measured on a projected benefit obligation basis. In addition, the Plans' fixed income securities have exposure to credit risk. In order to adequately diversify and limit exposure to credit risk, the BPIC established parameters which include a limit on the asset types that managers are permitted to purchase, maximum exposure limits by sector and by individual issuer (based on asset quality) and minimum required ratings on individual securities. As of December 31, 2023, 82% of plan assets were invested in fixed maturity securities and 17%, 15% and 12% of those securities were concentrated in the energy and power, finance and real estate, and communication industries, respectively, with no exposure to any single creditor in excess of 4%, 5% and 12% of those industries, respectively. As of December 31, 2023, 6% of plan assets were invested in equity securities and 97% of the Plans' equity securities were invested in a mutual fund that attempts to replicate the return of the S&P 500 Index by investing

its assets in large capitalization stocks that are included in the S&P 500 Index using a weighting similar to the S&P 500 Index. The remainder of the assets are invested in real estate and other alternative assets.

The fair value hierarchy for the Company's qualified pension plan and other postretirement benefit plan assets at December 31, 2023 by asset category, is as follows:

Qualified Pension Benefits Financial Assets	December 31, 2023 Total	 Level 1	 Level 2
Cash equivalents:			
Short-term investment funds	$ 13.9	$ —	$ 13.9
Equity securities:			
Preferred stock	1.0	1.0	—
Mutual funds - U.S. listed large cap	35.2	35.2	—
Fixed maturity securities:			
U.S. & foreign government and government agencies and authorities	164.1	—	164.1
Corporate - U.S. & foreign investment grade	344.1	—	344.1
Corporate - U.S. & foreign high yield	14.0	—	14.0
Other investments measured at net asset value (1)	111.8	—	—
Total financial assets (2)	$ 684.1	$ 36.2	$ 536.1

(1) In accordance with fair value measurements and disclosures guidance, certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. The net asset values of $41.6 million, $5.9 million and $64.3 million as of December 31, 2023 are used as a practical expedient to fair value of the multi-strategy hedge fund, private equity fund and real estate fund, respectively.

(2) The difference between the fair value of Plan assets above and the amount used in determining the funded status is due to interest receivable and net receivable/payable for unsettled trades, which is not required to be included in the fair value hierarchy.

Retirement Health Benefits Financial Assets	December 31, 2023 Total	 Level 1	 Level 2
Cash equivalents:			
Short-term investment funds	$ 0.6	$ —	$ 0.6
Equity securities:			
Mutual funds - U.S. listed large cap	1.4	1.4	—
Fixed maturity securities:			
U.S. & foreign government and government agencies and authorities	6.7	—	6.7
Corporate - U.S. & foreign investment grade	14.0	—	14.0
Corporate - U.S. & foreign high yield	0.6	—	0.6
Other investments measured at net asset value (1)	4.6	—	—
Total financial assets (2)	$ 27.9	$ 1.4	$ 21.9

(1) In accordance with fair value measurements and disclosures guidance, certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. The net asset values of $1.7 million, $0.3 million and $2.6 million as of December 31, 2023 are used as a practical expedient to fair value of the multi-strategy hedge fund, private equity fund and real estate fund, respectively.

(2) The difference between the fair value of Plan assets above and the amount used in determining the funded status is due to interest receivable and net receivable/payable for unsettled trades, which is not required to be included in the fair value hierarchy.

The fair value hierarchy for the Company's qualified pension plan and other postretirement benefit plan assets at December 31, 2022 by asset category, is as follows:

Qualified Pension Benefits

Financial Assets		December 31, 2022					
		Total		Level 1		Level 2	
Cash and cash equivalents:							
Short-term investment funds	$	10.6	$	—	$	10.6	
Equity securities:							
Preferred stock		1.0		1.0		—	
Mutual funds - U.S. listed large cap		27.8		27.8		—	
Fixed maturity securities:							
U.S. & foreign government and government agencies and authorities		154.9		—		154.9	
Corporate - U.S. & foreign investment grade		335.2		—		335.2	
Corporate - U.S. & foreign high yield		25.3		—		25.3	
Mutual funds - U.S. investment grade		15.8		15.8		—	
Other investments measured at net asset value (1)		123.0		—		—	
Total financial assets (2)	$	693.6	$	44.6	$	526.0	

(1)   In accordance with fair value measurements and disclosures guidance, certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. The net asset values of $37.4 million, $6.8 million and $78.8 million as of December 31, 2022 are used as a practical expedient to fair value of the multi-strategy hedge fund, private equity fund and real estate fund, respectively.
(2)   The difference between the fair value of Plan assets above and the amount used in determining the funded status is due to interest receivable and net receivable/payable for unsettled trades, which is not required to be included in the fair value hierarchy.

Retirement Health Benefits

Financial Assets		December 31, 2022					
		Total		Level 1		Level 2	
Cash and cash equivalents:							
Short-term investment funds	$	0.5	$	—	$	0.5	
Equity securities:							
Mutual funds - U.S. listed large cap		1.3		1.3		—	
Fixed maturity securities:							
U.S. & foreign government and government agencies and authorities		7.1		—		7.1	
Corporate - U.S. & foreign investment grade		15.4		—		15.4	
Corporate - U.S. & foreign high yield		1.2		—		1.2	
Mutual funds - U.S. investment grade		0.7		0.7		—	
Other investments measured at net asset value (1)		5.6		—		—	
Total financial assets (2)	$	31.8	$	2.0	$	24.2	

(1)   In accordance with fair value measurements and disclosures guidance, certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. The net asset values of $1.7 million, $0.3 million and $3.6 million as of December 31, 2022 are used as a practical expedient to fair value of the multi-strategy hedge fund, private equity fund and real estate fund, respectively.
(2)   The difference between the fair value of Plan assets above and the amount used in determining the funded status is due to interest receivable and net receivable/payable for unsettled trades, which is not required to be included in the fair value hierarchy.

Level 1 and Level 2 securities are valued using various observable market inputs obtained from a pricing service. The pricing service prepares estimates of fair value measurements for the Company's Level 2 securities using proprietary valuation models based on techniques such as matrix pricing which include observable market inputs. Observable market inputs for Level 1 and Level 2 securities are consistent with the observable market inputs described in Note 10.

The Company obtains one price for each investment. A quarterly analysis is performed to assess if the evaluated prices represent a reasonable estimate of their fair value. This process involves quantitative and qualitative analysis and is overseen by benefits, investment and accounting professionals. Examples of procedures performed include initial and on-going review of pricing service methodologies, review of pricing statistics and trends, and comparison of prices for certain securities with two different appropriate price sources for reasonableness. Following this analysis, the Company uses the best estimate of fair value based upon all available inputs. The pricing service provides information regarding their pricing procedures so that the Company can properly categorize the Plans' financial assets in the fair value hierarchy.

The following pension benefits are expected to be paid over the next ten-year period:

	Pension Benefits		Retirement Health Benefits
2024	$	52.4	$ 5.0
2025		50.8	—
2026		52.3	—
2027		50.0	—
2028		49.1	—
2027 - 2031		226.6	—
Total	$	481.2	$ 5.0

Defined Contribution Plan

The Company and its subsidiaries participate in a defined contribution plan covering substantially all employees. The defined contribution plan provides benefits payable to participants on retirement or disability and to beneficiaries of participants in the event of the participant's death. The amounts expensed by the Company related to this plan were $44.1 million for the years ended December 31, 2023 and 2022 and $40.3 million for the year ended December 31, 2021.

25. Earnings Per Common Share

The following table presents net income, the weighted average common shares used in calculating basic EPS and those used in calculating diluted EPS for each period presented below. Diluted EPS reflects the incremental common shares from: (1) common shares issuable upon vesting of PSUs and ESPP using the treasury stock method; and (2) common shares issuable upon conversion of the MCPS using the if-converted method. Refer to Notes 20 and 21 for further information regarding potential common stock issuances. The outstanding RSUs have non-forfeitable rights to dividend equivalents and are therefore included in calculating basic and diluted EPS under the two-class method.

F-73

		Years Ended December 31,				
		2023		**2022**		**2021**
Numerator						
Net income from continuing operations	$	642.5	$	276.6	$	602.9
Less: Preferred stock dividends		—		—		(4.7)
Net income from continuing operations attributable to common stockholders		642.5		276.6		598.2
Less: Common stock dividends paid		(152.3)		(150.2)		(157.6)
Undistributed earnings	$	490.2	$	126.4	$	440.6
Net income from continuing operations attributable to common stockholders	$	642.5	$	276.6	$	598.2
Add: Net income from discontinued operations		—		—		758.9
Net income attributable to common stockholders	$	642.5	$	276.6	$	1,357.1
Denominator						
Weighted average common shares outstanding used in basic per common share calculations		53,455,139		54,371,531		59,140,861
Incremental common shares from:						
PSUs		294,808		348,036		403,316
ESPP		33,122		62,961		45,604
MCPS		—		—		533,913
Weighted average common shares outstanding used in diluted per common share calculations		53,783,069		54,782,528		60,123,694
Earnings per common share – Basic						
Distributed earnings	$	2.85	$	2.76	$	2.66
Undistributed earnings		9.17		2.33		7.45
Net income from continuing operations		12.02		5.09		10.11
Net income from discontinued operations		—		—		12.84
Net income attributable to common stockholders	$	12.02	$	5.09	$	22.95
Earnings per common share – Diluted						
Distributed earnings	$	2.83	$	2.74	$	2.62
Undistributed earnings		9.12		2.31		7.41
Net income from continuing operations		11.95		5.05		10.03
Net income from discontinued operations		—		—		12.63
Net income attributable to common stockholders	$	11.95	$	5.05	$	22.66

Average PSUs totaling 56,456, 52,982 and 2,063 for the years ended December 31, 2023, 2022 and 2021, respectively, were outstanding but were anti-dilutive and thus not included in the computation of diluted EPS under the treasury stock method. There were no anti-dilutive MCPS for all three years presented.

26. Restructuring and Related Impairment Charges

In December 2022, the Company finalized its plan to realize greater efficiencies by continuing to simplify its business portfolio and leverage its global footprint to reduce costs. This included realigning its organizational structure and talent to support its business strategy (the "transformational plan"). The Company also accelerated its ongoing real estate consolidation to support work-from-home arrangements given its increasingly hybrid workforce (the "return to work strategy").

In September 2023, the Company amended and extended the December 2022 plan to include additional actions within the initiatives described above, including further consolidation of its real estate portfolio and additional changes to its organizational structure. The Company now expects to complete these actions by mid-2024.

The following table summarizes the costs by major type that are recorded in underwriting, selling, general and administrative expenses in the consolidated statement of operations for the years ended December 31, 2023 and 2022, the cumulative costs incurred as of December 31, 2023 and the estimated total costs to be incurred. Substantially all of the charges are expected to be cash. Restructuring costs related to strategic exit activities (outside of normal periodic restructuring and cost management activities) are not allocated to a reportable segment.

| | Costs incurred for the year ended December 31, | | Estimated Remaining Costs | Estimated Total Costs |
	2023	2022		
Transformational plan:				
Severance and other employee benefits	$ 21.0	$ 31.7	$ 4.6	$ 57.3
Total transformational plan	21.0	31.7	4.6	57.3
Return to work strategy:				
Contract exit costs	6.5	15.5	—	22.0
Fixed asset impairment	1.2	1.1	—	2.3
Right-of-use asset impairment	5.6	4.6	—	10.2
Total return to work strategy	13.3	21.2	—	34.5
Total restructuring and impairment charges	$ 34.3	$ 52.9	$ 4.6	$ 91.8

The following table shows the rollforward of the accrued liability by major type.

	Transformational Plan	Return to Work Strategy (contract exit costs)
Balance at January 1, 2022	$ —	$ 5.6
Charges incurred	31.7	15.5
Cash payments	(2.4)	(1.8)
Balance at December 31, 2022	29.3	19.3
Charges incurred	23.0	8.8
Non-cash adjustment	(2.0)	(2.3)
Cash payments	(22.5)	(8.7)
Balance at December 31, 2023	$ 27.8	$ 17.1

27. Commitments and Contingencies

Leases

The Company and its subsidiaries lease office space and equipment under operating lease arrangements. Certain facility leases contain escalation clauses based on increases in the lessors' operating expenses.

As of December 31, 2023 and 2022, the lease liability was $35.3 million and $39.7 million, respectively, included in accounts payable and other liabilities in the consolidated balance sheets. As of December 31, 2023 and 2022, the right-of-use asset was $23.0 million and $29.6 million, respectively, included in other assets in the consolidated balance sheets. For the years ended December 31, 2023, 2022 and 2021 the operating lease cost recognized for leases with terms in excess of 12 months was $19.0 million, $18.1 million and $23.1 million respectively, and related cash outflows reducing the lease liability were $19.4 million, $19.3 million and $23.8 million, respectively. As of December 31, 2023, the weighted average remaining lease term and discount rate was 5.0 years and 5.0%, respectively. As of December 31, 2022, the weighted average remaining lease term and discount rate was 5.6 years and 4.4%, respectively. For the years ended December 31, 2023, 2022 and 2021 the short-term lease cost recognized for leases with terms of 12 months or less was $1.1 million, $1.5 million and $2.9 million, respectively.

At December 31, 2023, the lease liability by maturity is as follows:

2024	$	15.8
2025		9.0
2026		7.0
2027		4.0
2028		1.4
Thereafter		0.6
Total future lease payments		37.8
Less: Imputed interest		(2.5)
Total lease liability	$	35.3

Letters of Credit

In the normal course of business, letters of credit are issued for various purposes. These letters of credit are supported by commitments under which the Company is required to indemnify the financial institution issuing the letter of credit if the letter of credit is drawn. The Company had $2.9 million and $2.7 million of letters of credit outstanding as of December 31, 2023 and 2022, respectively.

Legal and Regulatory Matters

The Company is involved in a variety of litigation and legal and regulatory proceedings relating to its current and past business operations and, from time to time, it may become involved in other such actions. The Company continues to defend itself vigorously in these proceedings. The Company has participated and may participate in settlements on terms that the Company considers reasonable.

The Company has established an accrued liability for certain legal and regulatory proceedings. The possible loss or range of loss resulting from such litigation and regulatory proceedings, if any, in excess of the amounts accrued is inherently unpredictable and uncertain. Consequently, no reasonable estimate can be made of any possible loss or range of loss in excess of the accrual. Although the Company cannot predict the outcome of any pending legal or regulatory proceeding, or the potential losses, fines, penalties or equitable relief, if any, that may result, it is possible that such outcome could have a material adverse effect on the Company's consolidated results of operations or cash flows for an individual reporting period. However, on the basis of currently available information, management does not believe that the pending matters are likely to have a material adverse effect, individually or in the aggregate, on the Company's financial condition.

Assurant, Inc.

Schedule I – Summary of Investments Other – Than – Investments in Related Parties

	December 31, 2023		
	Cost or Amortized Cost	Fair Value	Amount at which shown in balance sheet
		(in millions)	
Fixed maturity securities:			
U.S. government and government agencies and authorities	$ 68.9	$ 65.2	$ 65.2
States, municipalities and political subdivisions	159.2	149.2	149.2
Foreign governments	483.1	479.8	479.8
Asset-backed	891.4	873.8	873.8
Commercial mortgage-backed	383.1	330.2	330.2
Residential mortgage-backed	534.7	486.0	486.0
U.S. corporate	3,300.5	3,130.4	3,130.4
Foreign corporate	1,471.5	1,397.5	1,397.5
Total fixed maturity securities	7,292.4	6,912.1	6,912.1
Equity securities:			
Common stocks	39.9	17.9	17.9
Non-redeemable preferred stocks	203.2	188.5	188.5
Mutual funds	17.0	16.6	16.6
Total equity securities	260.1	223.0	223.0
Commercial mortgage loans on real estate	328.7		328.7
Short-term investments	258.1		258.1
Other investments	499.0		499.0
Total investments	$ 8,638.3		$ 8,220.9

F-77

Assurant, Inc.

Schedule II – Condensed Balance Sheet (Parent Only)

		December 31,		
		2023		**2022**
		(in millions, except number of shares)		
Assets				
Investments:				
Equity investment in subsidiaries	$	5,945.1	$	5,670.9
Fixed maturity securities available for sale, at fair value (amortized cost – $492.2 and $326.0 at December 31, 2023 and 2022, respectively)		488.6		306.1
Short-term investments		15.7		16.2
Other investments		79.5		83.0
Total investments		6,528.9		6,076.2
Cash and cash equivalents		106.2		126.8
Receivable from subsidiaries, net		77.7		81.8
Income tax receivable		10.9		13.0
Accrued investment income		4.6		2.4
Property and equipment, at cost less accumulated depreciation		327.5		197.5
Other assets		126.2		169.7
Total assets	$	7,182.0	$	6,667.4
Liabilities				
Accounts payable and other liabilities	$	291.9	$	308.8
Debt		2,080.6		2,129.9
Total liabilities		2,372.5		2,438.7
Stockholders' equity				
Common stock, par value $0.01 per share, 800,000,000 shares authorized, 54,252,083 and 55,126,470 shares issued and 51,955,994 and 52,830,381 shares outstanding at December 31, 2023 and 2022, respectively		0.6		0.6
Additional paid-in capital		1,668.5		1,637.8
Retained earnings		4,028.2		3,699.3
Accumulated other comprehensive loss		(765.0)		(986.2)
Treasury stock, at cost; 2,296,089 shares at December 31, 2023 and 2022		(122.8)		(122.8)
Total stockholders' equity		4,809.5		4,228.7
Total liabilities and stockholders' equity	$	7,182.0	$	6,667.4

See the accompanying Notes to the Parent Only Condensed Financial Statements

Assurant, Inc.

Schedule II – Condensed Income Statement (Parent Only)

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
Revenues						
Net investment income	$	21.0	$	13.8	$	12.6
Net realized losses on investments and fair value changes to equity securities		(9.8)		(35.8)		(1.3)
Fees and other income		318.8		283.9		290.5
Equity in net income of subsidiaries		786.3		462.1		805.6
Total revenues		1,116.3		724.0		1,107.4
Expenses						
General and administrative expenses		419.0		402.4		426.8
Interest expense		108.0		108.3		111.8
(Gain) loss on extinguishment of debt (Note 19 to the Consolidated Financial Statements)		(0.1)		0.9		20.7
Total expenses		526.9		511.6		559.3
Income from continuing operations before benefit for income taxes		589.4		212.4		548.1
Benefit for income taxes		(53.1)		(64.2)		(54.8)
Net income from continuing operations		642.5		276.6		602.9
Net income from discontinued operations (Note 4 to the Consolidated Financial Statements)		—		—		758.9
Net income attributable to stockholders	$	642.5	$	276.6	$	1,361.8

See the accompanying Notes to the Parent Only Condensed Financial Statements

Assurant, Inc.

Schedule II – Condensed Statements of Comprehensive Income (Parent Only)

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Net income	$ 642.5	$ 276.6	$ 1,361.8
Other comprehensive income (loss):			
Change in unrealized gains on securities, net of taxes of $(3.4), $4.5 and $1.2 for the years ended December 31, 2023, 2022 and 2021, respectively	29.0	(20.2)	(7.8)
Change in unrealized gains on derivative transactions, net of taxes of $0.3, $0.7 and $0.6 for the years ended December 31, 2023, 2022 and 2021, respectively	(1.3)	(2.6)	(2.3)
Change in foreign currency translation, net of taxes of $0.0, $0.4 and $(0.4) for the years ended December 31, 2023, 2022 and 2021, respectively	—	(1.4)	1.4
Amortization of pension and postretirement unrecognized net periodic benefit cost and change in funded status, net of taxes of $7.2, $(0.8) and $(3.9) for the years ended December 31, 2023, 2022 and 2021, respectively	(27.1)	3.0	14.6
Change in subsidiary other comprehensive income	220.6	(815.0)	(865.7)
Total other comprehensive income (loss)	221.2	(836.2)	(859.8)
Total comprehensive income attributable to stockholders	$ 863.7	$ (559.6)	$ 502.0

See the accompanying Notes to the Parent Only Condensed Financial Statements

Assurant, Inc.
Schedule II – Condensed Cash Flows (Parent Only)

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
Operating Activities						
Net cash provided by operating activities - discontinued operations	$	—	$	—	$	11.7
Net cash provided by operating activities - continuing operations		345.1		209.0		385.5
Net cash provided by operating activities		345.1		209.0		397.2
Investing Activities						
Sales of:						
Fixed maturity securities available for sale		183.4		659.0		575.0
Equity securities		—		5.0		0.8
Other invested assets		8.0		2.2		4.7
Property, buildings and equipment		1.0		3.1		0.1
Subsidiary, net of cash transferred (1)		—		4.8		1,342.9
Maturities, calls, prepayments, and scheduled redemption of:						
Fixed maturity securities available for sale		172.2		178.4		70.9
Purchases of:						
Fixed maturity securities available for sale		(155.4)		(3.9)		(1,231.4)
Equity securities		—		(1.5)		—
Other invested assets		—		(0.2)		(0.7)
Property and equipment and other		(175.1)		(145.6)		(123.1)
Capital contributed to subsidiaries		(8.9)		(91.8)		(67.0)
Return of capital contributions from subsidiaries		7.1		10.5		2.5
Change in short-term investments		3.4		33.4		(76.6)
Other		—		(0.1)		—
Net cash provided by investing activities		35.7		653.3		498.1
Financing Activities						
Issuance of debt, net of issuance costs (Note 19 to the Consolidated Financial Statements)		173.2		—		347.2
Repayment of debt (Note 19)		(225.0)		(75.9)		(419.8)
Acquisition of common stock		(193.1)		(572.8)		(839.3)
Preferred stock dividends paid		—		—		(4.7)
Common stock dividends paid		(152.3)		(150.2)		(157.6)
Employee stock purchases and withholdings		(4.2)		(19.5)		(15.6)
Net cash used in financing activities		(401.4)		(818.4)		(1,089.8)
Change in cash and cash equivalents		(20.6)		43.9		(194.5)
Cash and cash equivalents at beginning of period		126.8		82.9		277.4
Cash and cash equivalents at end of period	$	106.2	$	126.8	$	82.9

(1) Amount for the year ended December 31, 2021 related to the sale of the disposed Global Preneed business. For additional information, refer to Note 4 to the Consolidated Financial Statements.

See the accompanying Notes to the Parent Only Condensed Financial Statements

Assurant, Inc.
Notes to the Parent Only Condensed Financial Statements

Assurant, Inc.'s (the "Registrant") investments in consolidated subsidiaries are stated at cost plus equity in income of consolidated subsidiaries. The accompanying Parent Only Condensed Financial Statements of the Registrant should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the registrant and its subsidiaries included in the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

Assurant, Inc.

Schedule III – Supplementary Insurance Information

Segment	Deferred acquisition costs	Future policy benefits and expenses	Unearned premiums	Claims and benefits payable	Premium revenue	Net investment income	Benefits claims, losses and settlement expenses	Amortization of deferred acquisition costs	Other operating expenses (1)	Property and Casualty premiums written
					(in millions)					
Year Ended December 31, 2023										
Global Lifestyle	$ 9,853.1	$ 8.6	$ 18,550.5	$ 770.0	$ 7,362.6	$ 347.5	$ 1,607.9	$ 3,916.2	$ 2,592.5	$ 848.3
Global Housing	111.4	—	1,554.9	989.9	2,014.5	109.7	862.0	203.5	612.9	2,075.4
Corporate and Other	2.7	478.6	5.0	229.3	—	21.4	0.1	—	130.5	—
Other Reconciling Items (2)	—	—	—	—	10.9	10.5	51.8	—	239.5	—
Total	$ 9,967.2	$ 487.2	$ 20,110.4	$ 1,989.2	$ 9,388.0	$ 489.1	$ 2,521.8	$ 4,119.7	$ 3,575.4	$ 2,923.7
Year Ended December 31, 2022										
Global Lifestyle	$ 9,566.9	$ 9.5	$ 18,328.4	$ 665.0	$ 6,952.3	$ 253.6	$ 1,356.6	$ 3,430.0	$ 2,719.5	$ 907.1
Global Housing	106.9	—	1,468.7	1,289.8	1,751.6	75.8	884.1	232.6	597.7	1,896.3
Corporate and Other	3.3	498.4	5.3	255.2	—	26.9	0.5	—	126.1	—
Other Reconciling Items (2)	—	—	—	—	61.4	7.8	118.6	—	260.4	—
Total	$ 9,677.1	$ 507.9	$ 19,802.4	$ 2,210.0	$ 8,765.3	$ 364.1	$ 2,359.8	$ 3,662.6	$ 3,703.7	$ 2,803.4
Year Ended December 31, 2021										
Global Lifestyle	$ 8,699.9	$ 10.8	$ 17,250.4	$ 711.6	$ 6,798.3	$ 202.2	$ 1,356.7	$ 3,034.4	$ 2,899.6	$ 973.4
Global Housing	107.5	—	1,365.8	651.5	1,711.0	74.6	775.2	233.6	599.6	1,708.1
Corporate and Other	3.6	697.5	7.5	159.9	—	31.9	—	—	125.5	—
Other Reconciling Items (2)	—	—	—	—	62.8	5.7	70.0	—	189.2	—
Total	$ 8,811.0	$ 708.3	$ 18,623.7	$ 1,523.0	$ 8,572.1	$ 314.4	$ 2,201.9	$ 3,268.0	$ 3,813.9	$ 2,681.5

(1) Includes amortization of value of business acquired and underwriting, general and administrative expenses.
(2) Other reconciling items reflect the items excluded from the segment measure of profitability, Adjusted EBITDA. See Note 6 for more information on Adjusted EBITDA and the reconciliation of the segment Adjusted EBITDA to the consolidated net income from continuing operations.

Assurant, Inc.

Schedule IV – Reinsurance

	Direct amount		Ceded to other Companies		Assumed from other Companies		Net amount		Percentage of amount assumed to net
	(in millions)								
Year Ended December 31, 2023									
Life Insurance in Force	$	7,555.8	$	5,023.0	$	0.4	$	2,533.2	— %
Premiums:									
Life insurance	$	162.9	$	127.8	$	0.1	$	35.2	0.3 %
Accident and health insurance		525.2		341.5		3.0		186.7	1.6 %
Property and liability insurance		17,634.7		8,651.9		183.3		9,166.1	2.0 %
Total earned premiums	$	18,322.8	$	9,121.2	$	186.4	$	9,388.0	2.0 %
Benefits:									
Life insurance	$	24.5	$	14.0	$	0.1	$	10.6	0.9 %
Accident and health insurance		77.2		60.2		0.5		17.5	2.9 %
Property and liability insurance		7,503.0		5,250.6		241.3		2,493.7	9.7 %
Total policyholder benefits	$	7,604.7	$	5,324.8	$	241.9	$	2,521.8	9.6 %
Year Ended December 31, 2022									
Life Insurance in Force	$	7,208.5	$	4,837.8	$	1.7	$	2,372.4	0.1 %
Premiums:									
Life insurance	$	166.7	$	128.2	$	0.1	$	38.6	0.3 %
Accident and health insurance		508.4		331.0		3.0		180.4	1.7 %
Property and liability insurance		16,819.5		8,466.8		193.6		8,546.3	2.3 %
Total earned premiums	$	17,494.6	$	8,926.0	$	196.7	$	8,765.3	2.2 %
Benefits:									
Life insurance	$	32.2	$	20.6	$	—	$	11.6	— %
Accident and health insurance		76.8		65.5		0.4		11.7	3.4 %
Property and liability insurance		7,563.4		5,389.9		163.0		2,336.5	7.0 %
Total policyholder benefits	$	7,672.4	$	5,476.0	$	163.4	$	2,359.8	6.9 %
Year Ended December 31, 2021									
Life Insurance in Force	$	7,431.3	$	4,953.8	$	2.5	$	2,480.0	0.1 %
Premiums:									
Life insurance	$	199.6	$	161.0	$	0.2	$	38.8	0.5 %
Accident and health insurance		537.8		364.7		1.4		174.5	0.8 %
Property and liability insurance		15,172.7		6,980.8		166.9		8,358.8	2.0 %
Total earned premiums	$	15,910.1	$	7,506.5	$	168.5	$	8,572.1	2.0 %
Benefits:									
Life insurance	$	180.6	$	163.6	$	—	$	17.0	— %
Accident and health insurance		222.1		204.9		—		17.2	— %
Property and liability insurance		5,868.0		3,839.3		139.0		2,167.7	6.4 %
Total policyholder benefits	$	6,270.7	$	4,207.8	$	139.0	$	2,201.9	6.3 %

Schedule V – Valuation and Qualifying Accounts

	Balance at Beginning of Year		Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Year
					(in millions)				
For the Year Ended December 31, 2023									
Valuation allowance for foreign deferred tax assets	$	23.6	$	(7.5)	$	—	$	—	$	16.1
Allowance for credit losses:									
Commercial mortgage loans on real estate		1.8		2.2		—		—		4.0
Premiums and accounts receivable		9.2		3.5		(0.1)		3.6		9.0
Dealer loan receivable		1.7		—		(1.0)		—		0.7
Reinsurance recoverables		5.4		(0.6)		—		—		4.8
High deductible recoverables		10.3		(2.0)		—		—		8.3
Total	$	52.0	$	(4.4)	$	(1.1)	$	3.6	$	42.9
For the Year Ended December 31, 2022									
Valuation allowance for foreign deferred tax assets	$	25.1	$	(1.5)	$	—	$	—	$	23.6
Allowance for credit losses:									
Commercial mortgage loans on real estate		1.1		0.7		—		—		1.8
Premiums and accounts receivable		9.4		2.0		(0.2)		2.0		9.2
Dealer loan receivable		2.5		—		(0.8)		—		1.7
Reinsurance recoverables		5.0		0.4		—		—		5.4
High deductible recoverables		—		10.3		—		—		10.3
Total	$	43.1	$	11.9	$	(1.0)	$	2.0	$	52.0
For the Year Ended December 31, 2021									
Valuation allowance for foreign deferred tax assets	$	27.6	$	(2.5)	$	—	$	—	$	25.1
Allowance for credit losses:									
Available for sale fixed maturity securities		1.2		(1.2)		—		—		—
Commercial mortgage loans on real estate		1.6		(0.5)		—		—		1.1
Iké Loan		1.4		(1.4)		—		—		—
Premiums and accounts receivable		13.3		(1.4)		(0.3)		2.2		9.4
Dealer loan receivable		1.8		2.5		—		1.8		2.5
Reinsurance recoverables		24.6		(1.5)		—		18.1		5.0
Total	$	71.5	$	(6.0)	$	(0.3)	$	22.1	$	43.1

Exhibit 10.10

ASSURANT, INC. 2017

LONG TERM EQUITY INCENTIVE PLAN,

AS AMENDED AND RESTATED

SECTION 1. Purpose; Definitions

1.1. Purpose. The purpose of this Assurant, Inc. 2017 Long Term Equity Incentive Plan (the "Plan"), as amended and restated as of May 13, 2021 and the Amendment Date (as defined in Section 1.2 below), is to give the Company (as defined in Section 1.2 below), a competitive advantage in attracting, retaining, and motivating officers, employees, directors, and consultants, and to provide the Company and its Subsidiaries and Affiliates with a long term incentive plan providing incentives directly linked to stockholder value.

1.2. Definitions. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a)   "*Act*" means the Securities Exchange Act of 1934, as amended from time to time, any regulations promulgated thereunder, and any successor thereto.

(b)   "*Administrator*" means the Board, the Committee, or such delegates as may be administering the Plan (to the extent permissible by Applicable Law) in accordance with Section 2 of the Plan.

(c)   "*Affiliate*" means any Subsidiary and any other corporation or other entity controlled by, controlling, or under common control with, the Company, as determined by the Committee.

(d)   "*Amendment Date*" means November 8, 2023.

(e)   "*Applicable Exchange*" means the New York Stock Exchange, or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(f)   "*Applicable Law"* means the requirements relating to the administration of incentive plans under U.S, federal and state laws, any stock exchange on which the Company has listed the common shares of the Company to the extent provided under the terms of the Company's agreement with such exchange and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

(g)   "*Award*" means an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Restricted Stock Unit, Performance Share, or Performance Unit granted pursuant to the terms of this Plan.

(h)   "*Award Agreement*" means one or more documents prepared by the Company, in written or electronic form, that individually or collectively set forth the terms and conditions of an Award as authorized and approved by the Administrator and granted under the Plan. An Award Agreement may be in the form of either (i) an agreement that is accepted, acknowledged, or consented to (including by negative consent) by the Participant or (ii) certificates, notices, or other documents evidencing the Award.

(i)   "*Beneficial Owner*" has the meaning given in Rule 13d-3, promulgated pursuant to the Act.

(j)   "*Board*" means the Board of Directors of the Company.

(k)   "*Cause*" means, (i) "Cause" as defined by any Individual Agreement to which the Participant is a party and which is operative at the time in question, or (ii) if there is no such Individual Agreement or if the applicable Individual Agreement does not define "Cause", "Cause" as defined by any Award Agreement to which the Participate is a party and which is operative at the time in question, or (iii) if the applicable Award Agreement does not define "Cause", the Committee's good faith determination that any of the following have occurred: (A) Participant's commission of, indictment for, conviction of, pleading guilty to, confessing to, or entering of a plea of *nolo contendere* to any felony or any act of fraud, intentional misrepresentation, dishonesty, theft,

1

embezzlement, conversion of the assets of the Company, moral turpitude, or a breach of trust, (B) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (C) Participant's prolonged absence from duty, unless pursuant to Company policy and/or applicable law regarding employee leaves of absence, or otherwise with the consent of the Company, (D) breach by the Participant of any duty or contractual obligation owed by Participant to the Company, (E) material violation by Participant of any policy or procedure of the Company, (F) Participant's negligent or willful misconduct or malfeasance of duty which is reasonably determined to be detrimental to the Company, or (G) to the extent not covered by another subsection of this definition, Participant intentionally engaging in any activity that is reasonably determined by the Committee to be in conflict with or adverse to the business or other interests of the Company.

(l)   "*Change in Control*" shall mean any of the following events:

(A)   Individuals who, during any 12-month period, constitute the Board (the "*Incumbent Directors*") cease for any reason to constitute at least 50% of the Board; provided that any person becoming a director and whose election or nomination for election is approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any person as defined in Section 3(a)(9) of the Act (a "*Person*"), other than the Board, including by reason of any agreement, shall be deemed an Incumbent Director;

(B)   Any Person, other than (i) any employee plan established by the Company or any Subsidiary, (ii) the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) an entity owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Company, is or becomes (during any 12-month period) a Beneficial Owner, directly or indirectly, of either (1) 30% or more of the then outstanding shares of common stock of the Company or (2) securities representing 30% or more of the combined voting power of the Company's then-outstanding securities eligible to vote for the election of directors (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (B) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (C) below;

(C)   The consummation of a reorganization, merger, consolidation, statutory share exchange or similar corporate transaction involving the Company or a Subsidiary with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements (a "*Transaction*"), unless immediately following the Transaction: (i) all or substantially all of the individuals who were Beneficial Owners, respectively, of the outstanding shares of common stock of the Company and outstanding securities eligible to vote for the election of directors immediately prior to the Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock and the combined voting power of the outstanding securities entitled to vote in the election of directors (either by remaining outstanding or by being converted into voting securities of the surviving entity of the Transaction or parent entity thereof), (ii) no Person (other than the Company, a Subsidiary, the surviving entity, or any employee benefit plan or related trust sponsored or maintained by the foregoing) is or becomes a Beneficial Owner, directly or indirectly, of 30% or more of the outstanding common stock (not including in the common stock beneficially owned by such Person any common stock acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) or 30% or more of the total voting power of the outstanding securities eligible to vote for the election of directors of the surviving entity; and (iii) at least a majority of the members of the board of the surviving entity were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for the Transaction;

(D)   the sale or disposition by the Company of all or substantially all of the Company's assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent

acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; or

(E) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, (a) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (b) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a "group" within the meaning of Section 13(d)(3) of the Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute "deferred compensation" (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring additional tax or interest under Section 409A of the Code.

(m) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, regulations promulgated thereunder, and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(n) "*Committee*" means the Compensation Committee of the Board (or a subcommittee thereof or a successor thereto), unless and until otherwise designated by the Board. If there is no Compensation Committee of the Board, and the Board does not otherwise designate another committee, references herein to the "Committee" shall refer to the Board.

(o) "*Common Stock*" means common stock, par value $0.01 per share, of the Company, and such other securities of the Company as may be substituted for Common Stock pursuant to Section 3.6.

(p) "*Company*" means Assurant, Inc., a Delaware corporation, or any successor thereto.

(q) "*Continuous Service*" means the absence of any interruption or termination of service as an employee, officer, consultant or director of the Company or any Affiliate, as applicable; provided, however, that for purposes of an Incentive Stock Option "Continuous Service" means the absence of any interruption or termination of service as an employee of the Company or any Subsidiary, as applicable, pursuant to applicable tax regulations. Continuous Service shall not be considered interrupted in the following cases: (i) a Participant transfers employment between the Company and an Affiliate or between Affiliates, (ii) in the discretion of the Administrator as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Participant's employer from the Company or any Affiliate, (iii) a Participant transfers from being an employee of the Company or an Affiliate to being a director of the Company or of an Affiliate, or vice versa, (iv) in the discretion of the Administrator as specified at or prior to such occurrence, a Participant transfers from being an employee of the Company or an Affiliate to being a consultant to the Company or of an Affiliate, or vice versa, or (v) any leave of absence authorized in writing by the Company prior to its commencement; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Option. Whether military, government or other service or other leave of absence shall constitute a termination of Continuous Service shall be determined in each case by the Administrator at its discretion, and any determination by the Administrator shall be final and conclusive; provided, however, that for purposes of any Award that is

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subject to Code Section 409A, the determination of a leave of absence must comply with the requirements of a "bona fide leave of absence" as provided in Treas. Reg. Section 1.409A-1(h).

(r)   "*Director*" means a member of the Board.

(s)   "*Disability*" means (i) "Disability" as defined in the long term disability plan or policy maintained or most recently maintained by the Company or, if applicable, an Affiliate or Subsidiary, for any Participant, whether or not such Participant actually receives disability benefits under such plan or policy, except as otherwise defined under Applicable Law for Participants outside the United States, or (ii) if there is no such long term disability plan, "Disability" as defined by any Individual Agreement to which the Participant is a party and which is operative at the time in question, or (iii) if there is no such long term disability plan or Individual Agreement or if the applicable long term disability plan and Individual Agreement do not define "Disability," the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant's employer. In the event of a dispute, the determination whether a Participant has a Disability will be made by the Administrator and may be supported by such medical or other evidence as the Administrator deems necessary to judge the nature of the Participant's condition. Notwithstanding the foregoing: (1) if the determination of Disability relates to an Incentive Stock Option, Disability shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code, and (2) if the determination of Disability relates to any Award subject to Section 409A of the Code, Disability shall mean "disability" as defined within the meaning of Section 409A of the Code and any regulations promulgated thereunder.

(t)   "*Disaffiliation*" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company or any Subsidiary or Affiliate.

(u)   "*Dividend Equivalent*" has the meaning set forth in Section 9.

(v)   "*Effective Date*" has the meaning assigned such term in Section 12.1.

(w)   "*Eligible Individuals*" means directors, officers, employees, and consultants of the Company or any Subsidiary or Affiliate.

(x)   "*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended.

(y)   "*Fair Market Value*" means the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement or, if Shares were not traded on the Applicable Exchange on such measurement date, on the next preceding date on which Shares were traded, all as reported by such source as the Administrator may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Administrator in its good faith discretion, taking into account, to the extent appropriate, the requirements of Section 409A of the Code. With respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.

(z)   "*Full-Value Award*" means an Award other than in the form of an Option or SAR, and which is settled by the issuance of Common Stock (or at the discretion of the Administrator, settled in cash valued by reference to Common Stock value).

(aa)   "*Grant Date*" means, with respect to each Award, the date upon which an Award that is granted to a Participant pursuant to the Plan becomes effective, which will not be earlier than the date of action by the Administrator.

(ab)   "*Good Reason*" (or a similar term denoting constructive termination) has the meaning, if any, assigned such term in the Individual Agreement, if any, between a Participant and the Company or an Affiliate; provided, however, that if there is no such Individual Agreement in which such term is defined, "Good Reason" shall have the

4

meaning, if any, given such term in the applicable Award Agreement. If not defined in either such document, the term "Good Reason" means termination of Participant's employment by Participant on account of any of the following: (i) a material reduction in the Participant's total compensation and such reduction is not related to either individual or corporate performance; (ii) a material reduction in the Participant's annual or long-term incentive opportunities; (iii) a material diminution in the Participant's duties, responsibilities, or authority; or (iv) a relocation of more than 50 miles from the Participant's office or location, except for travel reasonably required in the performance of the Participant's responsibilities. Notwithstanding the foregoing, no termination of employment by the Participant will constitute a "Good Reason" termination unless (A) the Participant gives the Company's Chief Legal Officer written notice of the event described in clauses (i) through (iv) above giving rise to the Participant's intended termination for Good Reason within 60 days following the occurrence of such event, (B) the Company does not remedy such event within 30 days of the date of receipt of such written notice, and (C) the Participant terminates employment within 30 days of the end of such cure period.

(ac) "*Incentive Stock Option*" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code or any successor provision thereto, and that in fact so qualifies.

(ad) "*Individual Agreement*" means an employment, consulting, severance, change in control severance, or similar agreement between a Participant and the Company or between the Participant and any of the Company's Subsidiaries or Affiliates. For purposes of this Plan, an Individual Agreement shall be considered "operative" during its term; *provided*, that an Individual Agreement under which severance or other substantive protections, compensation and/or benefits are provided only following a change in control or termination of employment in anticipation of a change in control shall not be considered "operative" until the occurrence of a change in control or termination of employment in anticipation of a change in control, as applicable.

(ae) "*ISO Eligible Employee*" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code).

(af) "*Management Committee*" means the management committee of the Company.

(ag) "*Non-Employee Director*" means a director of the Company who is not a common law employee of the Company or an Affiliate.

(ah) "*Nonqualified Option*" means any Option that either (i) is not designated as an Incentive Stock Option or (ii) is so designated but fails to qualify as such.

(ai) "*Officer*" means a person who is an officer of the Company and within the meaning of Section 16 of the Exchange Act.

(aj) "*Option*" means an Award granted under Section 5 of the Plan to purchase Common Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonqualified Option.

(ak) "*Participant*" means an Eligible Individual to whom an Award is or has been granted; provided that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Section 14.5 or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

(al) "*Performance Goals*" means the performance goals established by the Administrator in connection with the grant of an Award.

(am) "*Performance Period*" means that period established by the Administrator at the time any Award is granted or at any time thereafter during which any Performance Goal specified by the Administrator with respect to such Award is to be measured.

(an) "*Performance Shares*" shall have the meaning given in Section 7.1.

(ao) "*Performance Units*" shall have the meaning given in Section 8.1.

(ap) "*Plan*" means this Assurant, Inc. 2017 Long Term Equity Incentive Plan, as set forth herein and as hereafter amended from time to time.

(aq) "*Prior Plan*" means the Amended and Restated Assurant, Inc. Long Term Equity Incentive Plan, effective as of January 1, 2012.

(ar) "*Restricted Stock*" means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 7.

(as) "*Restricted Stock Units*" means a contractual right granted pursuant to Section 8 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(at) "*Retirement*" means, unless the Administrator determines otherwise or as required by local law outside the United States, Termination of Service (other than by reason of death or Disability and other than in the event of Termination of Service for Cause) from the Company and its Affiliates from either (i) attaining age fifty-five (55) and completing at least ten (10) years of Continuous Service with the Company and its Affiliates or (ii) attaining age sixty-five (65) and competing at least three (3) years of Continuous Service with the Company and its Affiliates.

(au) "*Share*" means a share of Common Stock. If there has been an adjustment or substitution with respect to the Shares (whether or not pursuant to Section 3.6), the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted.

(av) "*Stock Appreciation Right*" or "*SAR*" has the meaning set forth in Section 6.1.

(aw) "*Subsidiary*" means any corporation, partnership, joint venture, limited liability company, or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Administrator.

(ax) "*Ten Percent Stockholder*" means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code).

(ay) "*Term*" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination as specified in the applicable Award Agreement.

(az) "*Termination of Service*" means, the termination of service as an employee, officer, consultant or director of the Company or any Affiliate, as applicable; provided, however, a Termination of Service shall not be deemed to have occurred in the following cases: (i) a Participant transfers employment between the Company and any Affiliate or between Affiliates, (ii) in the discretion of the Administrator as specified at or prior to such occurrence, or (iii) the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a director or consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant's employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award that constitutes "deferred compensation (as defined in Section 409A of the Code), a Termination of Service occurs when a Participant experiences a "separation of service" (as defined in Section 409A of the Code).

SECTION 2. Administration

2.1. Procedure. The Plan shall be administered by the Board, the Committee, or their respective delegates.

(a) Awards to the Officers and Directors will be made by the entire Board, by the Administrator or by a subcommittee of the Committee comprised of two or more "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act;

(b) Except to the extent prohibited by Applicable Law, the Board or the Committee may delegate to one or more Directors or to authorized officers of the Company the power to grant Awards to, and administer Awards for, persons eligible to receive Awards under the Plan who are not subject to Section 16 of the Exchange Act and any such person(s) when acting within the scope of such delegation shall be deemed one of the Plan's Administrators with respect to such Awards.

(c) Except to the extent prohibited by Applicable Law, the Administrator hereby delegates to the Company's Chief Executive Officer and Chief People Officer, each individually, and to such persons as they may designate, the day-to-day administration of the Plan, including the authority to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator, and such other functions as the Administrator may determine from time to time (including the powers set forth in Section 2.2). Such delegation may be revoked at any time.

2.2. Powers of the Administrator. Subject to the provisions of the Plan and, in the case of the Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator has the authority, in its discretion:

(a) To select the Eligible Individuals to whom Awards are to be granted;

(b) To determine whether and to what extent Awards are to be granted;

(c) To determine the type(s) of Award to be granted and the number of Shares to be covered by each Award granted under the Plan;

(d) To determine the terms and conditions of each Award granted, based on such factors as the Administrator shall determine, including, without limitation, the achievement of performance criteria or the satisfaction of an event or condition whether or not within the control of the Participant;

(d) To approve forms of Award Agreements;

(e) To adopt, alter, or repeal such administrative rules, guidelines, and practices governing the Plan as the Administrator shall from time to time deem advisable;

(f) To interpret the terms and provisions of the Plan (including sub-plans and Plan addenda) and any Award issued under the Plan (and any agreement relating thereto);

(g) Subject to Section 12, to accelerate the vesting or lapse of restrictions of any outstanding Award upon the termination of service of a Participant or in connection with a Change in Control, based in each case on such considerations as the Administrator in its sole discretion may determine;

(h) To correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan;

(i) To adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and customs. Without limiting the generality of the foregoing, and subject to Section 15.8, the Administrator is specifically authorized to (A) adopt the rules and procedures regarding the conversion of local currency, the shift of tax liability from employer to employee (where legally permitted), and withholding procedures and handling of stock certificates which vary with local requirements, and (B) adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations, and practice;

(j) To prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

(k) To decide all other matters that must be determined in connection with an Award;

(l) To determine whether, to what extent, and under what circumstances cash, Shares, and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant; and

(m) To otherwise administer the Plan and make all determinations deemed necessary and advisable for administering the Plan and any Award granted hereunder. For the avoidance of doubt, the Administrator is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in the Plan, and no authorization in any Plan section or provision, or absence thereof, is intended or shall be deemed to constitute a limitation on the authority of the Administrator.

Notwithstanding any of the foregoing, grants of Awards to Non-Employee Directors under the Plan shall be made only in accordance with the terms, conditions and parameters of a plan, program, or policy for the compensation of Non-Employee Directors that is approved and administered by a committee of the Board consisting solely of independent directors.

2.3. Discretion of Administrator. Any determination made by the Administrator under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Administrator at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Administrator shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals. The Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to the Administrator by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company or the Administrator to assist in the administration of the Plan. Neither the Administrator nor any member of the Board or Committee will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

2.4. Award Agreements. Subject to the provisions of the Plan, the terms and conditions of each Award will be determined by the Administrator and set forth in a written Award Agreement, which may be amended only in accordance with Section 12 hereof.

SECTION 3. Common Stock Subject to Plan; Limitations on Awards; Adjustment Provisions

3.1. Number of Shares. Subject to adjustment as provided in Section 3.6, as of the Amendment Date, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 1,840,112, plus a number of additional Shares underlying awards outstanding as of the Amendment Date that thereafter terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be 1,840,112. From and after the Effective Date, no further awards shall be granted under the Prior Plan and the Prior Plan shall remain in effect only so long as awards granted thereunder shall remain outstanding.

3.2. Share Counting. Shares covered by an Award shall be subtracted from the Plan share reserve as of the Grant Date but shall be added back to the Plan share reserve or otherwise treated in accordance with this Section 3.2.

(a) The full number of Shares subject to the Option shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, even if the exercise price of an Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation).

(b) Upon exercise of Stock Appreciation Rights that are settled in Shares, the full number of Stock Appreciation Rights (rather than any lesser number based on the net number of Shares actually delivered upon exercise) shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan.

(c) Shares withheld from an Option or SAR to satisfy tax withholding requirements shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, and Shares delivered by a participant to satisfy tax withholding requirements with respect to an Option or SAR shall not be added to the Plan share reserve.

(d) Shares withheld from a Full-Value Award to satisfy tax withholding requirements shall not count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, and Shares delivered by

a participant to satisfy tax withholding requirements with respect to a Full-Value Award shall be added to the Plan share reserve.

(e) To the extent that an Award is canceled, terminates, expires, is forfeited, or lapses for any reason, any unissued or forfeited Shares subject to the Award will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(f) Shares subject to Awards settled in cash will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(g) To the extent that the full number of Shares subject to a Full Value Award is not issued for any reason, including by reason of failure to achieve maximum Performance Goals, the unissued Shares originally subject to the Award will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(h) Subject to applicable Exchange requirements, shares available under a stockholder-approved plan of a company acquired by the Company (as appropriately adjusted to Shares to reflect the transaction) may be issued under the Plan pursuant to Awards granted to individuals who were not employees of the Company or its Affiliates immediately before such transaction and will not count against the maximum share limitation specified in Section 3.1.

3.3. **Stock Distributed.** Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.4. **Limitation on Awards.** Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Section 3.6):

(a) <u>Options</u>. The maximum number of Options granted under the Plan in any calendar year to any one Participant shall be for 300,000 Shares.

(b) <u>SARs</u>. The maximum number of Stock Appreciation Rights granted under the Plan in any calendar year to any one Participant shall be with respect to 300,000 Shares.

(c) <u>Performance-Based Awards</u>. With respect to any calendar year (i) the maximum amount that may be paid to any one Participant for Performance-Based Awards payable in cash or property other than Shares shall be $7,500,000, and (ii) the maximum number of Shares that may be paid to any one Participant for Performance-Based Awards shall be 300,000 Shares. For purposes of applying these limits in the case of multi-year performance periods, the amount of cash or property or number of Shares deemed paid with respect to any calendar year is the total amount payable or Shares earned for the performance period divided by the number of calendar years in the performance period.

(d) <u>Awards to Non-Employee Directors</u>. The maximum number of Shares subject to Non-Employee Director Awards that may be granted to any Non-Employee Director in any calendar year shall be limited to a number that, combined with any cash fees or other compensation paid to such Non-Employee Director, shall not exceed $750,000 in total value (calculating the value of any such Non-Employee Director Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the Board may make exceptions to this limit for individual Non-Employee Directors in extraordinary circumstances as the Board may determine in its sole discretion, so long as (i) the aggregate limit does not exceed $850,000 in total value during a fiscal year and (ii) the Non-Employee Director receiving such additional compensation does not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving Non-Employee Directors.

3.5. **Minimum Vesting Requirements.** (a) Subject to the following sentence, Full Value Awards, Options and SARs granted under the Plan shall be subject to a minimum vesting period of three years (which may include graduated vesting within such three-year period; provided, however, that no portion of any Award subject to graduated vesting shall vest earlier than one year after grant), or one year if the vesting is based on performance criteria other than continued service. Notwithstanding the foregoing, (i) the Administrator may permit and authorize acceleration of vesting of such Full Value Awards, Options or SARs in the event of the Participant's termination of service, or the occurrence of a Change in Control, and (ii) the Administrator may grant Full Value Awards, Options and SARs without respect to the above-described minimum vesting requirements with respect to Awards covering 5% or fewer of the total number of Shares authorized under the Plan.

3.6.   Adjustment Provisions. Subject to applicable law, the Administrator shall have authority to make equitable adjustments under the Plan as provided below (including by payment of cash): In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, Disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its Subsidiaries (a "*Corporate Transaction*"), the Administrator, or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum limitations set forth in Sections 3.1 and 3.4, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards.

(a)   In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per share value of the Common Stock to change (including, without limitation, a stock dividend, stock split, reverse stock split, share combination, spin-off, rights offering recapitalization, or similar event affecting the capital structure of the Company), the Administrator or the Board shall make such substitutions or adjustments as it deems appropriate and equitable in order to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Administrator or Board may include adjustments to (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (ii) the various maximum limitations set forth in Sections 3.1 and 3.4, (iii) the number and kind of Shares or other securities subject to outstanding Awards, and (iv) the exercise price of outstanding Awards.

(b)   In the case of Corporate Transactions, such adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator or the Board in its sole discretion (it being understood that, in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the surviving entity, any such determination by the Administrator that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), (ii) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards, and (iii) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division of the Company or by the entity that controls such Subsidiary, Affiliate, or division of the Company following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities).

(c)   The Administrator may adjust the Performance Goals applicable to any Awards to reflect any unusual or nonrecurring events and other extraordinary items, including without limitation impact of charges for restructurings, discontinued operations, asset write-downs or impairment charges, litigation or claim judgments or settlements, acquisitions or divestitures, foreign exchange gains and losses, renegotiations of material contract terms; and natural catastrophes or acts of God and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis, or other public filings.

3.7. Section 409A of the Code. Notwithstanding the foregoing: (a) any adjustments made pursuant to Section 3.6 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code, (b) any adjustments made pursuant to Section 3.6 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that, after such adjustment, the Awards either (i) continue not to be subject to Section 409A of the Code, or (ii) comply with the requirements of Section 409A of the Code, and (c) in any event, the Administrator shall not have any authority to make any adjustments pursuant to Section 3.6 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto as of the Grant Date.

SECTION 4. Eligibility

4.1. Eligible Individuals; Incentive Stock Options. Awards may be granted under the Plan to Eligible Individuals; *provided*, however, that Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code). Eligible Individuals who are service providers to an Affiliate may be granted Options or SARs under this Plan only if the Affiliate qualifies as an "eligible issuer of service recipient stock" within the meaning of §1.409A-1(b)(5)(iii)(E) of the final regulations under Code Section 409A.

SECTION 5. Options

The Administrator is authorized to grant Options to Eligible Individuals with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Administrator shall determine:

5.1. Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the applicable Grant Date; provided, however, that if an Incentive Stock Option is granted to a Ten Percent Stockholder, the exercise price shall be no less than 110% of the Fair Market Value of the Stock on the applicable Grant Date.

5.2. Term. The Term of each Option shall be fixed by the Administrator but shall not exceed ten years from the Grant Date. Subject to Section 3.5, the Administrator shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

5.3. Vesting and Exercisability. Subject to Section 3.5, Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator.

5.4. Method of Exercise. Subject to the provisions of this Section 5, Options may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company specifying the number of Shares as to which the Option is being exercised; provided, however, that, unless otherwise permitted by the Administrator, any such exercise must be with respect to a portion of the applicable Option relating to no less than the lesser of the number of Shares then subject to such Option or 50 Shares. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept. The Administrator shall determine the methods by which, and the forms which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.

5.5. Dividend Equivalents. No Option shall provide for Dividend Equivalents.

5.6. Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value, determined at the time of grant, of the Shares with respect to which Incentive Stock Options are exercisable for the first time during any calendar year under the Plan or any other stock option plan of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code) exceeds $100,000, such Options shall be deemed Nonqualified Options. If an ISO Eligible Employee does not remain employed by the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code), or parent corporation (within the meaning of Section 424(e) of the Code) at all times from the time an Incentive Stock Option is granted until 3 months prior to the date of exercise thereof (or such other period as required by applicable law), such Option shall be treated as a Nonqualified Stock Option. Should any provision of the Plan not be necessary in order for any Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Administrator may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

5.7. Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when (a) the Company has received a written notice from the Participant of exercise that complies with all procedures

established under this Plan for effective exercise, including, without limitation, completion and delivery of all required forms, (b) the Participant has, if requested, given the representation described in Section 14.6, and (c) the Participant has paid in full for such Shares.

5.8. No Deferral Feature. No Option shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the Option.

5.9. No Repricing. Except for adjustments made pursuant to Section 3.6 of the Plan, the exercise price of any outstanding Option granted under the Plan may not be decreased, directly or indirectly, after the date of grant nor may any outstanding Option with an exercise price in excess of Fair Market Value be surrendered to the Company as consideration for cash, the grant of a new Option with a lower exercise price, or the grant of another Award without the approval of the Company's stockholders.

SECTION 6. SARs

The Administrator is authorized to grant SARs to Eligible Individuals with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Administrator shall determine:

6.1. Nature of Stock Appreciation Rights. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (a) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (b) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

6.2. Type of SARs. SARs may be granted under the Plan to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to a specific Option granted under Article 4.

6.3. Exercise Price. The exercise price per Share subject to a SAR shall be determined by the Administrator and set forth in the applicable Award Agreement and shall not be less than the Fair Market Value of a Share on the applicable Grant Date.

6.4. Term. The Term of each SAR shall be fixed by the Administrator but shall not exceed ten years from the Grant Date. Subject to Section 3.5, the Administrator shall determine the time or times at which a SAR becomes vested and exercisable in whole or in part.

6.5. Vesting and Exercisability. Subject to Section 3.5, SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator.

6.6. Method of Exercise. Subject to the provisions of this 5, SARs may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company specifying the number of Shares as to which the SAR is being exercised; *provided*, however, that, unless otherwise permitted by the Administrator, any such exercise must be with respect to a portion of the applicable SAR relating to no less than the lesser of the number of Shares then subject to such SAR or 50 Shares.

6.7. No Dividend Equivalents. No SAR shall provide for Dividend Equivalents.

6.8. Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of a SAR until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when (a) the Company has received a written notice from the Participant of exercise that complies with all procedures established under this Plan for effective exercise, including, without limitation, completion and delivery of all required forms, (b) the Participant has, if requested, given the representation described in Section 14.6, and (c) the Participant has paid in full for such Shares.

6.9. No Deferral Feature. No SAR shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the SAR.

6.10. No Repricing. Except for adjustments made pursuant to Section 3.6 of the Plan, the exercise price of any outstanding Stock Appreciation Right granted under the Plan may not be decreased, directly or indirectly, after the date of grant nor may any outstanding Stock Appreciation Right with an exercise price in excess of Fair Market Value be surrendered to the Company as consideration for cash, the grant of a new Stock Appreciation Right with a lower exercise price, or the grant of another Award without the approval of the Company's stockholders.

SECTION 7. Restricted Stock (Including Performance Shares) and Unrestricted Stock

7.1. Nature of Award; Agreements. Shares of Restricted Stock and Unrestricted Stock are actual Shares issued to a Participant and shall be evidenced in such manner as the Administrator may deem appropriate, including book entry registration or issuance of one or more stock certificates. Shares of "*Restricted Stock*" are Shares that are subject to such restrictions on transferability and other restrictions as the Administrator may impose (including, for example, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter. Shares of "*Unrestricted Stock*," the grant of which are subject to Section 3.5, are Shares not otherwise subject to conditions on grant, vesting, or transferability. "*Performance Shares*" are Shares of Restricted Stock, the vesting of which is subject to the attainment of Performance Goals. Any certificate issued in respect of Shares of Restricted Stock or Unrestricted Stock shall be registered in the name of the applicable Participant and, in the case of Restricted Stock, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Assurant, Inc. 2017 Long Term Equity Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of Assurant, Inc., 55 Broadway, Suite 2901, New York, New York 10006."

The Administrator may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

7.2. Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(a) The Administrator shall, prior to or at the time of grant, condition (i) the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or (ii) the grant, vesting, or transferability of an Award of Restricted Stock upon the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Administrator conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals and the continued service of the applicable Participant, the Administrator may, prior to or at the time of grant, designate such an Award as a Performance-Based Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals applicable to Performance Shares) need not be the same with respect to each Participant.

(b) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Administrator, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "*Restriction Period*"), the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Shares of Restricted Stock.

(c) If any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, either (i) unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates, or (ii) such Shares shall be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration.

7.3. Except as provided in the applicable Award Agreement, the applicable Participant shall have, with respect to Shares of Restricted Stock and Unrestricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock or Unrestricted Stock, including, if applicable, the right to vote the Shares and the right to receive any dividends and other distributions.

SECTION 8. Restricted Stock Units (Including Performance Units)

8.1.   Nature of Award. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, (a) in cash, based upon the Fair Market Value of a specified number of Shares, (b) in Shares, or (c) a combination thereof. "*Performance Units*" are Restricted Stock Units, the vesting of which is subject to the attainment of Performance Goals.

8.2.   Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(a)   The Administrator may, prior to or at the time of grant, condition (i) the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or (ii) the grant, vesting, or transferability of Restricted Stock Units upon the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Administrator grants Performance Units or conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals and the continued service of the applicable Participant, the Administrator may, prior to or at the time of grant, designate such Performance Units or Restricted Stock Units as Performance-Based Awards. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals applicable to Performance Units) need not be the same with respect to each Participant. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Administrator or in accordance with an election of the Participant, if the Administrator so permits.

(b)   Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Administrator, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "*Restriction Period*"), the Participant shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber Restricted Stock Units.

(c)   The Award Agreement for Restricted Stock Units may specify whether, to what extent, and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments of cash, Shares, or other property corresponding to the dividends payable on the Company's Stock (subject to Section 15.4 below).

SECTION 9. Dividend Equivalents

9.1 Nature of Award. The Administrator is authorized to grant Dividend Equivalents with respect to Full-Value Awards granted hereunder, subject to such terms and conditions as may be selected by the Administrator. Dividend Equivalents shall entitle the Participant to receive payments having a value equal to the dividends that would be payable with respect to all or a portion of the number of Shares subject to a Full-Value Award, as determined by the Administrator.

9.2 Terms and Conditions. Dividend Equivalents shall be subject to such terms and conditions as may be determined by the Administrator. Without limiting the generality of the foregoing, Dividend Equivalents may be made subject to vesting conditions that are the same as, or different from the vesting conditions of the other Award to which they relate; may be payable in cash, Shares or other property or any combination thereof; and may be payable at the same time as the related actual dividends are paid to stockholders, or deemed to have been reinvested in additional Shares or otherwise deferred (subject to compliance with the requirements of Section 409A of the Code).

SECTION 10. Change in Control Provisions

10.1 Impact of Event. Unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, upon a Change in Control, the Administrator may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(a)   <u>Awards Assumed or Substituted by Surviving Entity</u>. With respect to Awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a Change in Control: if within two years after the

effective date of the Change in Control, a Participant's employment is terminated without Cause or the Participant resigns for Good Reason, then (i) all of that Participant's outstanding Options, SARs and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on his or her outstanding Awards shall lapse, and (iii) the payout level under all of that Participant's Performance-Based Awards that were outstanding immediately prior to effective time of the Change in Control shall be determined and deemed to have been earned as of the date of termination based upon the greater of: (A) an assumed achievement of all relevant Performance Goals at the "target" level pro-rated based upon the length of time within the performance period that has elapsed prior to the termination of employment date, or (B) the actual level of achievement of all relevant Performance Goals (measured as of the latest date immediately preceding the date of termination for which performance can, as a practical matter, be determined), and, in either such case, there shall be a payout to such Participant within 60 days following the termination of employment date (unless a later date is required by Section 15.22 hereof). With regard to each Award, a Participant shall not be considered to have resigned for Good Reason unless either (1) the Award Agreement includes such provision or (2) the Participant is party to an employment, severance or similar agreement with the Company or an Affiliate that includes provisions in which the Participant is permitted to resign for Good Reason. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonqualified Options.

(b)   <u>Awards not Assumed or Substituted by Surviving Entity</u>. Upon the occurrence of a Change of Control, and except with respect to any Awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with the Change in Control in a manner approved by the Administrator or the Board:

(i) the vesting of such awards may be accelerated, and the restrictions thereon may lapse in accordance with the following:

      A.   outstanding Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully exercisable;

      B.   time-based vesting restrictions on outstanding Awards shall lapse; and

      C.   the target payout opportunities attainable under outstanding Performance-Based Awards shall be deemed to have been fully earned as of the effective date of the Change in Control based upon the greater of: (1) an assumed achievement of all relevant Performance Goals at the "target" level pro-rated based upon the length of time within the performance period that has elapsed prior to the Change in Control, or (2) the actual level of achievement of all relevant Performance Goals (measured as of the latest date immediately preceding the Change in Control for which performance can, as a practical matter, be determined), and, in either such case, there shall be a payout to Participants within 60 days following the Change in Control (unless a later date is required by Section 15.22 hereof).

Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonqualified Stock Options; and

(ii) in addition, such Awards may be cancelled in consideration of a payment, with the form, amount and timing of such payment determined by the Administrator in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Administrator in its sole discretion; *provided* that, in the case of an Option or SAR, if such value equals (1) the excess, if any, of the price implied per Share in a Change in Control over (2) the exercise price of such Awards multiplied by (3) the number of Shares covered by such Award (the "*Intrinsic Value*"), of such Award, such value shall be deemed to be valid; *provided* further that, if the Intrinsic Value of an Option or SAR is equal to or less than zero, the Administrator may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor; and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; *provided* that the timing of such payment shall comply with Section 409A of the Code.

10.2 Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

SECTION 11. Performance-Based Awards

11.1. Performance-Based Awards. When granting any Award other than an Option or SAR, the Administrator may designate such Award as a Performance-Based Award by conditioning the right of a Participant to have it settled, and the timing thereof, upon the achievement or satisfaction of such Performance Goals within a Performance Period, each as may be specified by the Administrator. The Administrator may establish different Performance Periods for different Participants, and the Administrator may establish concurrent or overlapping Performance Periods. Performance Periods established by the Administrator for any Performance-Based Award may be as short as 12 months and may be any longer period.

11.2. Performance Goals and Other Conditions. Each Performance-Based Award (other than an Option or SAR) shall be earned, vested, and/or payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Administrator may determine to be appropriate. The Administrator may use such business criteria and other performance measures as it may deem appropriate in establishing any objective Performance Goals for Performance-Based Awards.

11.3. Inclusions and Exclusions from Performance Goals. The Administrator may provide in any Performance-Based Award, at the time the Performance Goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including by way of example but without limitation the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in then-current accounting principles; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (g) acquisitions or divestitures; (h) foreign exchange gains and losses; (i) extraordinary renegotiations of material contract terms; and (j) extraordinary natural catastrophes or acts of God.

11.4. Award Limits. Section 3.4 sets forth (i) the maximum number of Shares that may be granted in any one-year period to a Participant in designated forms of stock-based Awards, and (ii) the maximum aggregate dollar amount that may be paid with respect to cash-based Awards under the Plan to any one Participant in any fiscal year of the Company.

SECTION 12. Term, Amendment, and Termination

12.1 Effectiveness. The Plan is effective as of May 11, 2017 (the "*Effective Date*"), which is the date the Plan was approved by the Company's stockholders. The amendments to the Plan as set forth herein shall be effective as of the Amendment Date.

12.2 Termination. Unless earlier terminated as provided herein, the Plan will terminate on the 10th anniversary of the Effective Date or, if the stockholders approve an amendment to the Plan that increases the number of Shares subject to the Plan, the tenth anniversary of the date of such approval. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

12.3 Amendment of Plan. The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made which would materially impair the rights of any Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules, or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders (a) to the extent that such approval is required (i) by applicable law or by the listing standards of the Applicable Exchange as in effect as of the Effective Date or (ii) by applicable law or under the listing standards of the Applicable Exchange as may be required after the Effective Date, (b) to the extent that such amendment would materially increase the benefits accruing to Participants under the Plan, (c) to the extent that such amendment would materially increase the number of securities which may be issued under the Plan, or (d) to the extent that such amendment would materially modify the requirements for participation in the Plan.

12.4 Amendment of Awards. Subject to Sections 5.11 and 6.12, the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules, or accounting rules.

SECTION 13. Unfunded Status of Plan

13.1. **Unfunded Status; Administrator Authority.** It is presently intended that the Plan will constitute an "unfunded" plan for incentive and deferred compensation. The Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; *provided*, however, that unless the Administrator otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

SECTION 14. General Provisions Applicable to Awards

14.1. Consideration for Awards. Awards shall be granted for such cash or other consideration, if any, as the Administrator determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

14.2. Awards Granted in Tandem. Awards may, in the discretion of the Administrator, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

14.3. Form of Payments or Transfers. Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Administrator in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Administrator. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payment.

14.4. Non-Transferability. Except as otherwise provided in this Section 14.4, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(a)   *Nontransferability of Options or SARs*. No Option or SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or SAR, as otherwise expressly permitted by the Administrator including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Administrator, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. Any Option or SAR shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or SAR is permissibly transferred pursuant to this Section 14.4(a), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, however, that the term "Continuous Service" shall continue to refer to the original Participant's service as an employee, officer, consultant or director of the Company or any Affiliate, as applicable.

14.5. Designation of Death Beneficiary. The Administrator may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant after such Participant's death may be exercised. If no beneficiary designation is in effect for a Participant at the time or his or her death, any such amounts shall be paid to, and any such rights may be exercised by, the estate of the Participant.

14.6. Conditions for Issuance. The Administrator may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Administrator deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (a) listing or approval for listing upon notice of issuance of such Shares on the Applicable Exchange, (b) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Administrator shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable, and (c) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Administrator shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

14.7. Delivery of Shares. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (a) all Award conditions have been met or removed to the Administrator's satisfaction, (b) as determined by the Administrator, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations and (c) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any applicable laws. The Company's inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

14.8. Restrictions. The Administrator may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

SECTION 15. Miscellaneous

15.1. Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

15.2. No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

15.3. Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local, or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local, or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the amount required to be withheld for tax purposes, all in accordance with such procedures as the Administrator establishes. The obligations of the Company under the Plan shall be conditioned on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Administrator may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

15.4. Limit on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock Units to be settled in Shares, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Restricted Stock Units or Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 15.4.

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15.5. Written Materials; Electronic Documents. Electronic documents may be substituted for any written materials required by the terms of the Plan, including, without limitation, Award Agreements.

15.6. Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Administrator so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled shall revert to the Company.

15.7. Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

15.8. Foreign Employees and Foreign Law Considerations. The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States, or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Administrator may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

15.9. No Rights to Awards; Non-Uniform Determinations. No Participant or Eligible Individual shall have any claim to be granted any Award under the Plan. The Company, its Affiliates, or the Administrator shall not be obligated to treat Participants or Eligible Individuals uniformly, and determinations made under the Plan may be made by the Administrator selectively among Participants and/or Eligible Individuals, whether or not such Participants and Eligible Individuals are similarly situated.

15.10. Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or benefit plan of the Company or any Affiliate unless provided otherwise in such plan.

15.11. Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries or Affiliates.

15.12. Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.13. Severability. If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

15.14. Fractional Shares. No fractional Shares shall be issued, and the Administrator shall determine, in its sole discretion, whether cash shall be given in lieu of fractional Shares or, subject to Section 3, whether such fractional Shares shall be eliminated by rounding up or down.

15.15. Trust, Separate Fund or Fiduciary Relationship. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

15.16. Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 11.

15.17. Government and Other Regulations. Notwithstanding any other provision of the Plan:

(a) No Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of regulations promulgated pursuant to the Securities Act of 1933 (the "*1933 Act*")), offer or sell such Shares, unless such offer and sale are made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirements of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) If at any time the Administrator shall determine that the registration, listing, or qualification of the Shares covered by an Award upon the Applicable Exchange or under any foreign, federal, state, or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered, or received pursuant to such Award unless and until such registration, listing, qualification, consent, or approval shall have been effected or obtained free of any condition not acceptable to the Administrator. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Administrator may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Administrator's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state or foreign law, or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation, or requirement.

15.18. Additional Provisions. Each Award Agreement may contain such other terms and conditions as the Committee may determine, *provided* that such other terms and conditions are not inconsistent with the provisions of the Plan.

15.19. No Limitations on Rights of the Company. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft, grant, or assume Awards, other than under the Plan, with respect to any person.

15.20. Blackout Periods. Notwithstanding any other provision of this Plan or any Award to the contrary, the Company shall have the authority to establish any "blackout" period that the Company deems necessary or advisable with respect to any or all Awards.

15.21. Cancellation or "Clawback" of Awards.

(a) The Committee may specify in an Award Agreement that a Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited as provided in such Award Agreement or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company and/or any or all of its Affiliates.

(b) The Administrator shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback whether under the Company's applicable clawback policy or any additional arrangements the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall,

to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

15.22. Special Provisions Relating to Section 409A of the Code.

(a)   <u>General</u>. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award Agreements shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers (other than in his or her capacity as a Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(b)   <u>Definitional Restrictions</u>. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code ("*Non-Exempt Deferred Compensation*") would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) of such Non-Exempt Deferred Compensation would be effected, under the Plan or any Award Agreement by reason of the occurrence of a Change in Control, or the Participant's Disability or separation from service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control, Disability or separation from service meet any description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the *vesting* of any Award upon a Change in Control, Disability or separation from service, however defined. If this provision prevents the payment or distribution of any amount or benefit, or the application of a different form of payment of any amount or benefit, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c)   <u>Allocation among Possible Exemptions</u>. If any one or more Awards granted under the Plan to a Participant could qualify for any separation pay exemption described in Treas. Reg. Section 1.409A-1(b)(9), but such Awards in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Company shall determine which Awards or portions thereof will be subject to such exemptions.

(d)   <u>Six-Month Delay in Certain Circumstances</u>. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Plan or any Award Agreement by reason of a Participant's separation from service during a period in which the Participant is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Administrator under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

    (i)   the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following the Participant's separation from service will be accumulated through and paid or provided on the first day of the seventh month following the Participant's separation from service (or, if the Participant dies during such period, within 30 days after the Participant's death) (in either case, the "Required Delay Period"); and

    (ii)   the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

For purposes of this Plan, the term "Specified Employee" has the meaning given such term in Code Section 409A and the final regulations thereunder; <u>provided</u>, <u>however</u>, that, as permitted in such final regulations, the Company's Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2) (B)(i) shall be determined in accordance with rules adopted by the Board or any committee of the Board, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Plan.

(e)   <u>Installment Payments</u>. If, pursuant to an Award, a Participant is entitled to a series of installment payments, such Participant's right to the series of installment payments shall be treated as a right to a series of separate payments and not to

a single payment. For purposes of the preceding sentence, the term "series of installment payments" has the meaning provided in Treas. Reg. Section 1.409A-2(b)(2)(iii) (or any successor thereto).

(f)   <u>Timing of Release of Claims</u>. Whenever an Award conditions a payment or benefit on the Participant's execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant's employment; failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (d) above, (i) if such 60-day period begins and ends in a single calendar year, the Company may make or commence payment at any time during such period at its discretion, and (ii) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period. In other words, a Participant is not permitted to influence the calendar year of payment based on the timing of signing the release.

(g)   <u>Permitted Acceleration</u>. The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Participants of deferred amounts; <u>provided</u> that such distribution(s) meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

Exhibit 10.13

AMENDED AND RESTATED ASSURANT, INC.

EXECUTIVE SHORT TERM INCENTIVE PLAN

SECTION 1.   Purpose, Definitions

1.1   **Purpose; Shareholder Approval**. The purpose of this Amended and Restated Assurant, Inc. Executive Short -Term Incentive Plan ("Plan") is to advance the interests of the Company and its stockholders in attracting, retaining, and motivating executive officers by providing financial rewards based on achievement of certain performance goals established for each Performance Periods beginning with the Company's fiscal year 2008. This Plan was approved by the Company's stockholders on May 15, 2008 and was amended and restated by the Committee effective as of November 8, 2023.

1.2   **Definitions**. Whenever used in the Plan, the following capitalized terms have the meanings set forth below. Capitalized terms used in the Plan but not defined in this Plan below shall have the meanings set forth in the Amended and Restated Assurant, Inc. 2017 Long Term Equity Incentive Plan, as may be amended from time to time (the "ALTEIP").

(a)   "*Act*" means the Securities Exchange Act of 1934, as amended, and any regulations promulgated thereunder.

(b)   *"Administrator"* means the Committee or such delegates as may be administering the Plan in accordance with Section 2 of the Plan and Applicable Law.

(c)   "*Affiliate*" means any Subsidiary or other entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator.

(d)   *"Applicable Law"* shall have the meaning given to that term in the ALTEIP.

(e)   *Award"* means the cash bonus opportunity granted to a Participant under the Plan. An Award is considered "granted" when the Participant to whom the Award is granted is selected, pursuant to Section 3.1, as eligible to receive that Award.

(f)   *"Beneficiary"* means the Participant's surviving spouse or, if none, the Participant's surviving descendants (who shall take *per stirpes)* and if there are no surviving descendants, the Beneficiary shall be the Participant's estate.

(g)   *"Board"* means the Board of Directors of the Company.

(h)   "*Change in Control*" shall have the meaning given to that term in the ALTEIP.

(i)   "*Code*" means the Internal Revenue Code of 198, as amended, and any regulations and rulings of general applicability issued thereunder.

(j)   "*Committee*" shall have the meaning given to that term in the ALTEIP.

(k)   *"Company"* means Assurant, Inc., a Delaware corporation, or any successor thereto.

(l)   "*Competitor*" means, unless the Administrator determines otherwise, any person or business that competes with the products or services provided by a member of the Assurant Group for which participant had business responsibilities within 24 months prior to a termination of employment or about which participant obtained Confidential Information.

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(m) "*Competitor Conduct*" means, unless the Administrator determines otherwise, accepting employment with, or directly or indirectly providing services to, a Competitor. If participant has a termination of employment and participant's responsibilities to the Assurant Group were limited to a specific territory or territories during the 24 months prior to the termination of employment, then Competitor Conduct will be limited to that specific territory or territories within or outside of the United States.

(n) "*Confidential Information*" means any and all data and information relating to the Company, its activities, business, or clients that (i) is disclosed to participant or of which participant becomes aware as a consequence of participant's employment with the Company; (ii) has a value to the Company monetarily or otherwise; and (iii) is not generally known outside of the Company.

(o) "*Disability*" shall have the meaning given to that term in the ALTEIP.

(p) "*Eligible Employee*" means a regular, active employee of the Company or any Subsidiary, or a prospective employee of the Company or any Subsidiary, who is expected to be among the members of the Management Committee reporting directly to the CEO and officers of the Company who are subject to Section 16 of the Act, as amended from time to time, as of the last day of a given Performance Period.

(q) "*Individual Agreement*" means an employment, severance, change in control severance, or similar agreement between a Participant and the Company or between the Participant and any of the Company's Subsidiaries or Affiliates. For purposes of this Plan, an Individual Agreement shall be considered "operative" during its term; provided that an Individual Agreement under which severance or other substantive protections, compensation and/or benefits are provided only following a change in control or termination of employment in anticipation of a change in control shall not be considered "operative" until the occurrence of a change in control or termination of employment in anticipation of a change in control, as applicable.

(r) "*Management Committee*" means the management committee of the Company.

(s) "*Misconduct*" means unless the Administrator determines otherwise:

    (1) disclosing or using any of the Assurant Group's Confidential Information without proper authorization from the Assurant Group or in any capacity other than as necessary for the performance of participant's assigned duties for the Assurant Group;

    (2) violation of the Code of Ethics or any successor code of conduct or other applicable Assurant Group policies, including but not limited to conduct which would constitute a breach of any representation or certificate of compliance signed by participant;

    (3) fraud, gross negligence or willful misconduct by participant, including but not limited to fraud, gross negligence or willful misconduct causing or contributing to an error resulting in a restatement of the financial statements of any member of the Assurant Group;

    (4) directly or indirectly soliciting or recruiting for employment or contract work on behalf of a person or entity other than a member of the Assurant Group, any person who is an employee, representative, officer or director in the Assurant Group or who held one or more of those positions at any time within the 12 months prior to participant's termination of employment;

    (5) directly or indirectly inducing, encouraging or causing an employee of the Assurant Group to terminate their employment or a contract worker to terminate their contract with a member of the Assurant Group;

(6) any action by participant and/or their representatives that either does or could reasonably be expected to undermine, diminish or otherwise damage the relationship between the Assurant Group and any of its customers, prospective customers, vendors, suppliers or employees known to participant; or

(7) breaching any provision of any employment or severance agreement with a member of the Assurant Group.

(t) "*Net Operating Income*" means the net operating income excluding reportable catastrophes as defined by the Company's financial reporting policy.

(u) "*Participan*t" means an Eligible Employee selected by the Committee to participate in the Plan for a given Performance Period.

(v) "*Performance Goal*" means the targeted levels of achievement using one or more of the measures determined by the Committee, in its sole discretion, to be applicable to a Participant during a Performance Period.

(w) "*Performance Period*" means the Company's fiscal year, or such other period as the Committee shall establish, from time to time, in its sole discretion. The first Performance Period shall be the Company's fiscal year 2008.

(x) "*Retirement*" means unless the Administrator determines otherwise or as required by local law outside the United States, termination of employment (other than by reason of death or disability and other than in the event of Termination for Cause) from the Company and its Affiliates from either (i) attaining age fifty-five (55) and completing at least ten (10) years of Continuous Service with the Company and its Affiliates or (ii) attaining age sixty-five (65) and competing at least three (3) years of Continuous Service with the Company and its Affiliates.

(y) "*Subsidiary*" means any corporation, limited liability company, partnership, or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

(z) "*Termination of Service*" shall have the meaning given to that term in the ALTEIP.

(aa) "*Termination for Cause*" means termination of employment from the Company and its Affiliates on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company or any Affiliate, or the intentional violation of the written policies or procedures of the Company; provided that for a participant who is eligible for severance benefits under the Assurant, Inc. Severance Pay Plan or is party to an individual severance or employment agreement defining Termination for Cause, "Termination for Cause" has the meaning set forth in such plan or agreement. For purposes of this Plan, a participant's termination of employment will be deemed to be a Termination for Cause if, after the participant's employment has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a Termination for Cause.

SECTION 2. Administration

2.1. **General**. The Plan shall be administrated by the Administrator. The Administrator shall have exclusive and final authority, discretion, and power, subject to the terms of the Plan to:

(a) Select the Eligible Employees who will be designated as Participants in the Plan and to whom Awards may from time to time be granted;

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(b) Determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine,

(c) Interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto); and

(d) Otherwise administer the Plan.

2.2.   **Procedures**. The Committee may act only by a majority of its members then in office, except that the Committee may, unless otherwise prohibited by Applicable Law, allocate all or any portion of its responsibilities and powers to any one of more of its members as Administrator and may delegate all or any part of its responsibilities and powers to any person or persons selected by it as. Without limiting the generality of the foregoing, the Committee may not delegate its powers and responsibilities to (a) designate Participants, (b) establish Performance Periods, and (c) certify amounts pursuant to Section 3.4 hereof.

2.3.   **Discretion; Decisions Binding**. Any determination made pursuant to the Plan by the Administrator with respect to any Award shall be made in the sole discretion of the Administrator. All decisions made by the Administrator pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Employees.

2.4.   **Expenses**. All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company.

SECTION 3.   Eligibility and Award Terms

3.1.   **Selection of Participants and Granting of Awards for a Performance Period**. The Committee shall determine the Participants to whom Awards for a Performance Period are granted within 90 days after the Performance Period begins, and in any event not later than the date upon which 25% of the Performance Period has elapsed.

3.2.   **Maximum Awards**. The total aggregate Awards under the Plan with respect to any Performance Period shall not exceed five percent (5%) of the Company's Net Operating Income for that Performance Period. For any Performance Period, the maximum Award for each Participant other than the Company's Chief Executive Officer shall be (a) (i) one divided by (ii) one plus the total number of Participants (including the Company's Chief Executive Officer) for that Performance Period, times (b) the total aggregate Awards under the Plan for that Performance Period. For any Performance Period, the maximum Award for the Company's Chief Executive Officer shall be two times the maximum amount determined pursuant to the preceding sentence. Notwithstanding the foregoing, if the Company's Chief Executive Officer is not a Participant in the Plan for a Performance Period, the maximum Award for each Participant for that Performance Period shall be (a) (i) one divided by (ii) the total number of Participants for that Performance Period, times (b) the total aggregate Awards under the Plan for that Performance Period.

3.3.   **Discretionary Adjustment**. The Committee may determine in its sole discretion that for any Performance Period, the total aggregate Awards or any individual Award actually paid shall be less than the maximum amounts described in Section 3.2, based on such factors as it determines to be appropriate, including, but not limited to, Performance Goals that it has established for one or more Awards, Company-wide or business-unit performance (with respect to revenue, profit, cash flow, or any other measure) against budgeted financial goals, measures of internal controls and compliance initiatives, and assessments of individual performance. However, in no event shall such reduction of any Participant's Award below the maximum for that Participant result in an increase in the maximum amounts for any other Participants above the amounts described in Section 3.2.

3.4. **Certification**. Following the close of each Performance Period and prior to payment of any Awards for that Performance Period, the Committee will certify the amount of Net Operating Income achieved for that Performance Period and the corresponding maximum amounts described in Section 3.2.

3.5. **Timing of Payment**. Payment of each Award will be made as soon as practicable after the Committee has completed the certification required by Section 3.4 for the applicable Performance Period and determined the actual amount to be paid pursuant the Award, but in no event shall payment occur later than the 15th day of the third calendar month after the end of the calendar year in which such Award first ceased to be subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code and the treasury regulations thereunder, unless the Participant has made a valid and timely election to defer receipt of the Award in accordance with an applicable deferred compensation plan.

3.6. **Form of Payment**. Each Award under the Plan shall be paid in cash or its equivalent. The Committee in its sole discretion may, however, determine that all or a portion of an Award shall be paid in stock, restricted, stock options, stock appreciation rights, or other stock based or stock denominated unites, which shall be issued pursuant to the Company's equity compensation plans in existence at the time the Award is certified.

3.7. **Recoupment**. Each Award is granted subject to the terms of this Section 3.7.

    (a) Financial Restatements. The Plan will be administered in compliance with Section 10D of the Act, including Rule 10D-1 and Section 303A.14 of the New York Stock Exchange Listed Company Manual and the Assurant, Inc. Compensation Clawback Policy, as may be amended from time to time.

    (b) Other Special Repayment and Forfeiture Events. If a Participant engages in Misconduct or Competitor Conduct, as determined by the Administrator, during employment or within 12 months after a termination of employment for any reason, then (i) the Participant forfeits any Award that has not yet been paid (including any amounts subject to elective or mandatory deferral) and (ii) the Participant will, within 30 days following written notice from the Company, pay to the Company in cash an amount equal to (A) the gross amount of any Award paid to the Participant at any time within the last 12 months before a termination of employment less (B) $1.00.

    (c) Confidential Information. Notwithstanding anything in this Plan to the contrary, nothing in this Plan will prevent a Participant from testifying truthfully as required by law, prohibit or prevent a Participant from filing a charge with or participating, testifying or assisting in any investigation, hearing, whistleblower proceeding or other proceeding before any federal, state or local government agency (e.g., Equal Employment Opportunity Commission, National Labor Relations Board, Securities and Exchange Commission, etc.), or prevent a Participant from disclosing the Company's confidential information in confidence to a federal, state or local government official for the purpose of reporting or investigating a suspected violation of law.

3.8. **Employment Requirement**. Except as otherwise provided in Section 4, no Award shall be paid to any Participant who is not actively employed by the Company or an Affiliate on the last day of the Performance Period.

SECTION 4. **Terminations**

4.1. **Disability or Death**. A Participant who terminates employment with the Company during a Performance Period due to Disability or death may, in the Committee's discretion, receive an Award in such an amount as the Committee deems to be appropriate. Awards payable in the event of death shall be paid to the Participant's Beneficiary.

4.2. **Retirement and Other Terminations**. A Participant who terminates employment with the Company during a Performance Period for any reason other than Disability or death may, in the Committee's discretion,

receive an Award. Such an Award shall not be paid until after the end of the Performance Period and the Committee's certification pursuant to Section 3.4. In the case of a termination before the last day of the Performance Period for the Award, for any reason other than Retirement, the maximum amount of the Award shall be the maximum amount determined pursuant to Section 3.4, multiplied by a fraction, the numerator of which is the number of days in the portion of the Performance Period that ends on the date of such termination and the denominator of which is the total number of days in the Performance Period. In the case of a termination on or after the last day of the Performance Period, or any Retirement, the amount of any Award paid pursuant to this Section 4.2 shall not exceed the maximum set forth in Section 3.2, based on the level of achievement certified by the Committee for the entire Performance Period.

4.3.   Change in Control. Notwithstanding any other provision of the Plan to the contrary, upon a Change in Control:

    (a)   With respect to each Award that is then outstanding and unpaid, the Participant shall be paid an amount based on the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the date of the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the Performance Period); and

    (b)   Such Awards shall be paid as soon as practicable after the amounts have been determined, but in any event no later than March 15 of the calendar year following the year in which the Change in Control took place, except to the extent that a Participant has made a valid and timely election to defer receipt of any Award in accordance with an applicable deferred compensation plan, in which case the terms of such election and such plan shall control.

SECTION 5.   Term, Amendment, and Termination

5.1.   Term. The Plan will terminate on the 10th anniversary of the Effective Date. Outstanding Awards on the 10th anniversary of the Effective Date shall not be affected or impaired by the termination of the Plan.

5.2.   Amendment of Plan. The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made by the Board or the Committee which would materially impair the rights of the Participant with respect to a previously granted Award, or any Award pursuant to Section 4.3, without such Participant's consent, except such an amendment made to comply with Applicable Law, tax rules, stock exchange rules, or accounting rules. In addition, no such amendment or alteration shall be made without the approval of the Company's stockholders, to the extent such approval is required by Applicable Law or the listing standards of any Applicable Exchange. Any such action by the Board may be taken by a majority of its members in office. In the event that any such action of the Board under this Section 5.2 conflicts with any action of the Committee under this Section 5.2, the action of the Board shall govern.

SECTION 6. Miscellaneous

6.1.   Compliance with Legal Requirements. The Plan and the grant of Awards shall be subject to all Applicable Laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

6.2.   Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

6.3.   Withholding Taxes. The Company shall have the right to make payment of Awards net of any applicable federal, state and local taxes required to be withheld, or to require the Participant to pay such withholding taxes. If the Participant fails to make such tax payments as required, the Company shall, to the extent permitted by law, have

the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

6.4. **No Right to Employment.** Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Subsidiary.

6.5. **No Right to Participate.** No Eligible Employee shall have any right to be selected to participate in the Plan in any Performance Period.

6.6. **Nontransferability.** No Award may be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of, including assignment pursuant to a domestic relations order, prior to certification of the Award. Each Award shall be paid during the Participant's lifetime only to the Participant, or, if permissible under Applicable Law, to the Participant's legal representatives. No Award shall, prior to receipt thereof by the Participant, be in any manner subject to the debts, contracts, liabilities, or torts of the Participant.

6.7. **Severability**. If any provision of the Plan is, becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or would disqualify the Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to Applicable Laws; or, if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan, such provision will be stricken as to such jurisdiction, and the remainder of the PIan shall remain in full force and effect.

6.8. **No Fund Created.** Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary.

6.9. **Expenses.** The expenses of administering the Plan shall be borne by the Company and its Subsidiaries or Affiliates.

6.10. **Titles and Headings.** The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

6.11. **Successors and Assigns**. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity.

6.12. **Special Provisions Relating to Section 409A of the Code.** Section 15.22 of the ALTEIP is hereby incorporated by reference, as applicable.

6.13. **Non-Exclusivity of Plan**. Neither adoption of the Plan by the Board nor submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, cash or equity-based compensation arrangements, either tied to performance or otherwise.

Exhibit 10.36

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT ("Agreement") is entered into effective as of November 14, 2023, by and between Assurant, Inc. and its affiliates, subsidiaries, and any successors thereto (collectively "Company") and Richard Dziadzio ("Employee").

WHEREAS, Company has determined to terminate the employment relationship with Employee, and Employee and Company agree to terminate the employment relationship on the terms set forth in this Agreement and to agree to certain postemployment covenants;

NOW, THEREFORE, in consideration of the mutual covenants, promises and representations in this Agreement and the General Release and Covenant Not to Sue contained herein, Employee and Company agree as follows:

1. **Termination of Employment**

Employee's role as Chief Financial Officer and as an executive officer of Company shall cease effective November 15, 2023. Employee's employment with Company shall cease effective as of March 18, 2024 ("Termination Date"). From and after the Termination Date, Employee shall not hold any office or position with, nor maintain any other status as an employee or agent of, Company. Effective on the Termination Date, all agreements between the Employee and Company are hereby terminated and shall be of no further force and effect.

2. **Severance Payments**

Company shall pay to Employee, as severance pay in connection with the termination of employment, (x) an amount equal to one (1) times Employee's annual base salary ($680,000) plus target annual 2023 bonus under the Amended and Restated Assurant, Inc. Executive Short Term Incentive Plan ("ESTIP") ($680,000), payable in equal monthly installments in accordance with Company's usual payroll practices over a period of twelve (12) months following the Termination Date and (y) Employee's 2023 annual ESTIP bonus paid based 80% on the final 2023 financial factor and 20% on the individual performance factor at target (1.0), payable as soon as administratively feasible following the Determination Date (as defined in the ESTIP) ("Severance Payment"). For the avoidance of doubt, Company shall not pay any 2024 annual ESTIP bonus to Employee.

Such payments shall be subject to Employee's compliance with the Employee Covenants set forth in Section 7 hereof and shall also be subject to applicable tax withholding requirements. The Severance Payment shall be in lieu of any other severance payments to which Employee may be entitled under the Company severance plan or any other plan, program, or agreement of or with Company. For the avoidance of doubt, any breach or threatened breach of any of the Employee Covenants set forth in Section 7 hereof shall, unless waived by the Company's Chief Administrative Officer, result in a cessation of the Severance Payment.

3. **Equity Plan**

The unvested portion of the equity awards granted to Employee during Employee's employment with Company shall vest on a pro-rata basis consistent with the terms and conditions of their respective award agreements. Equity awards that vest in March 2024 are subject to a 6-month hold given Employee's status as a "specified employee" within the meaning of Internal Revenue Code Section 409A.

4. **Employee Benefits**

   a. <u>COBRA Continuation</u>. Company shall pay Employee an amount equal to and at the same after-tax cost to Employee, as twelve (12) months of Company's employer contributions for Employee's health insurance coverage pursuant to Company's plans, which Employee may use toward any group medical, dental, vision and/or prescription drug plan benefits to which Employee and/or Employee's eligible dependents would be entitled to under Section 4980B of the Internal Revenue Code ("COBRA"). Such payments under this Section shall be paid in equal monthly installments in accordance with Company's usual payroll practices over a period of twelve (12) months following the Termination Date and shall be subject to Employee's compliance with the Employee Covenants set forth in Section 7 hereof.

b. <u>Outplacement Services</u>. Company shall provide Employee a 12-month program of senior level outplacement services by Lee Hecht Harrison, provided Employee commences the program within twelve (12) months of the Termination Date.

c. <u>Other Benefits</u>. Except for Company's severance plan and as specifically provided herein, this Agreement shall have no effect on the rights of Employee to payments or other benefits due to Employee pursuant to the terms of any employee benefit plans of Company in which Employee participates. No portion of the Severance Payment shall be taken into account in determining the amount of any such employee benefit. On the next scheduled payroll date after the Termination Date, Company shall pay Employee, through direct deposit, an amount equal to Employee's accrued but unused paid time off pursuant to Company's policy.

5. **Trading Restrictions**

Effective immediately following the Termination Date, Employee shall no longer be subject to Company's securities trading policies. Employee is reminded, however, that trading on the basis of material non-public information, or providing such information to others so that they may trade, is a violation of the federal securities laws.

6. **Employee Protection.**

Nothing in this Agreement or otherwise limits Employee's ability to communicate directly with and provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege to the Securities and Exchange Commission ("SEC") or any other federal, state or local governmental agency or commission ("Government Agencies") regarding possible legal violations, without disclosure to the Company. The Company may not retaliate against Employee for any of these activities, and nothing in this Agreement or otherwise requires Employee to waive any monetary award or other payment that Employee might become entitled to from the SEC or any other Government Agency. Nothing in this Agreement or otherwise requires Employee to disclose any communications Employee may have had or information Employee may have provided to the SEC or any other Government Agencies regarding possible legal violations.

Notwithstanding anything to the contrary in this Agreement or otherwise, as provided for in the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)), Employee will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Without limiting the foregoing, if Employee files a lawsuit for retaliation by Company for reporting a suspected violation of law, Employee may disclose the trade secret to her attorney and use the trade secret information in the court proceeding, if Employee (x) files any document containing the trade secret under seal, and (y) does not disclose the trade secret, except pursuant to court order.

7. **Employee Covenants**

a. <u>Confidential Information</u>. Employee shall not, (i) except as set forth in Section 6 hereof, or (ii) except as required by law or by order of a government agency or court of competent jurisdiction, disclose to any person, firm, corporation or other business entity any Confidential Information (as defined herein) proprietary to the Company concerning the business, finances, products, services, operations, clients, employees, affairs or prospects of Company, for any reason or purpose whatsoever, or (iii) make use of any Confidential Information for personal purposes or for the benefit of any person, firm, corporation or other entity except Company. "Confidential Information" means information not generally known or available outside the Company and information entrusted to the Company in confidence by third parties. Confidential Information includes but is not limited to Company inventions, technical data, trade secrets, know-how, research, product or service ideas or plans, software codes and designs, processes, network agreements, provider or network discounts, contract terms, formulas, techniques, lists of or information relating to suppliers, intermediaries (including brokers and agents) and customers, prices, costs, coverages, employee compensation arrangements, pricing methodologies, cost data, market share data, marketing plans, licenses, strategic plans, internal annual or long-term plans, program information, business plans, financial forecasts, non-public financial data, budgets and all

other non-public business information disclosed to Employee by Company or of which Employee learned while in the employ of Company.

Further, except as set forth in Section 6 hereof, or as is necessary to obtain new employment or as required by law or by order of a government agency or court of competent jurisdiction, Employee shall not disclose the reasons for or terms of Employee's departure from the Company without the written consent of the Company and, unless and until this Agreement has been made public by filing with the Securities and Exchange Commission (the "SEC"), Employee will not disclose the contents or substance of this Agreement or the Release (as defined in Section 9 hereof) to anyone except Employee's immediate family or any tax, legal or other counsel Employee has consulted regarding the meaning or effect hereof or thereof, and Employee will instruct each of the foregoing not to disclose the same. Within ten (10) calendar days following the Termination Date, Employee shall return to the Company any documents, records, files, and other information (whether recorded or stored in paper or electronic form) and any property belonging or relating to the Company, its affiliates, customers, clients, or employees, except as set forth in Section 6 hereof.

b. <u>Restrictions on Solicitation and Competitive Activities</u>. For a period of twelve (12) months following the Termination Date (the "Restricted Period"), Employee shall not, whether on Employee's own behalf or on behalf of or in conjunction with any other person or entity, acting in any capacity whatsoever, directly or indirectly, disrupt or interfere with the business of the Company (i) by soliciting for employment any employee, independent contractor or other service provider who is employed by or providing services to Company as of the Termination Date; (ii) by persuading or influencing any such employee, independent contractor or other service provider to leave the employ or service, as applicable, of the Company (without regard to who initiated the communication); (iii) by soliciting, inducing or attempting to induce any customer, client, account, vendor or other person having a business relationship with the Company to cease doing some or all business with the Company (without regard to who initiated the first communication), (iv) by interfering with the relationship or (if communications between such person and Company concerning a possible business relationship have commenced) the prospective relationship between any such person or entity and Company; or (v) by participating (except as a holder of five percent or less of the common equity of a publicly held corporation) in any business that is engaged, directly or indirectly, in sales or the provision of products or services or other activities in competition with the sales, provision of products or services or other activities of Company, *provided, however*, that the scope of this Section 7.b.(v) hereof shall be limited to the geographic area or areas where Company is actually engaged in such business or, to the actual or constructive knowledge of Employee, is actively planning to engage or considering engaging in such business.

c. <u>Non-Disparagement and Social Media Updates</u>. Employee shall not publicly or privately disparage Company, its subsidiaries, affiliates, officers or directors, or their brands, products, or services, except as set forth in Section 6 hereof. Company's Management Committee shall not publicly or privately disparage Employee. Disparage means making comments or statements that are maliciously untrue. In addition, Employee shall, no later than two weeks after Employee's Termination Date, update all social media and online accounts within Employee's control, including, but not limited to, LinkedIn, to reflect that Employee is no longer employed by Company.

d. <u>Cooperation</u>. Employee shall provide transition support through Employee's Termination Date including promptly completing all actions necessary to resign from all offices and statutory positions held with Company. Upon reasonable request by Company, whether prior to or after Employee's Termination Date, Employee shall complete an officer questionnaire, the responses to which may be used to enable Company to comply with its disclosure obligations with the SEC.

e. <u>All Prior Covenants Null and Void</u>. As of the Termination Date, any covenants (other than those set forth in this Section 7 hereof) in favor of Company by which Employee may otherwise be bound and that are analogous to the Employee Covenants set forth in this Section 7 hereof shall be null and void and no longer enforceable under any circumstances.

8. **Enforcement of Restrictions; Rights and Remedies**

a. <u>Reasonableness</u>. Employee hereby acknowledges and agrees that: (i) the restrictions provided in this Agreement are reasonable in time and scope in light of the Company's interest in protecting its

business; and (ii) Employee's ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

b. <u>Injunctive Relief</u>. Employee recognizes and agrees that should Employee fail to comply with the restrictions set forth herein, which restrictions are vital to the protection of Company's business, Company will suffer irreparable injury and harm for which there is no adequate remedy at law. Therefore, Employee agrees that in the event of the breach or threatened breach by Employee of any of the terms and conditions of Sections 7.a. or 7.b. hereof, Company shall be entitled to preliminary and permanent injunctive relief against her as may be awarded by a court having jurisdiction over the dispute in addition to, and not in lieu of, any other rights or remedies available to Company at law or in equity.

c. <u>Conditions to Company's Obligation to Make Payments</u>. The consideration for Company's promises under Sections 2 and 4 hereof are the Employee's Release under Section 9 hereof and each and every other promise that Employee makes herein.

9. Release of Claims

Notwithstanding anything contained herein to the contrary, Company's obligations to make the Severance Payment and the payments described in Sections 4.b. and 4.c. hereof are conditioned on Employee's (i) execution and delivery of this Agreement including the General Release and Covenant Not to Sue ("Release") in the form set forth in in this Section 9 hereof , (ii) nonrevocation of the Release, (iii) execution, delivery and non-revocation of the affirmation of the Release set forth on Exhibit A hereto and (iv) compliance with the terms of the Release and the Employee Covenants set forth in Section 7 hereof. This general release of claims also does not apply to, waive, affect, limit or interfere with Employee's preserved rights described in Section 6 hereof.

Except as set forth in Section 6 hereof, Employee hereby releases and forever discharges, and covenants not to sue, Company or its subsidiaries, affiliates, their directors, members, officers, employees, agents, stockholders, successors and assigns, both individually and in their official capacities, (together, the "Company Released Parties") from, and with respect to, any and all actions, causes of action, covenants, contracts, claims, demands, suits, and liabilities whatsoever, which the Employee ever had, now has or which Employee's heirs, executors, administrators and assigns, or any of them hereafter can, shall or may have by reason of or related to Employee's employment with, or termination of employment from, Company and/or its subsidiaries and affiliates (collectively, the "Released Claims").

Except as set forth in Section 6 hereof, Employee is providing a complete waiver of all claims against the Company Released Parties that may have arisen, whether known or unknown, up and until the effective date of this Release. This includes, but is not limited to, claims based on Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967 (including the Older Workers Benefit Protection Act) (the "ADEA"), the Americans With Disabilities Act, the Fair Labor Standards Act, the Equal Pay Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act of 1974 (except as to claims pertaining to vested benefits under employee benefit plans maintained by the Company Released Parties), the Uniform Trade Secrets Act, the Sarbanes-Oxley Act of 2002, the California Fair Employment and Housing Act, the Unruh Civil Rights Act, the California Family Rights Act, and the California Labor, Government, and Business and Professions Codes, and all applicable amendments to the foregoing acts and laws, or any common law, public policy, contract (whether oral or written, express or implied) or tort law, and any other local, state or Federal law, regulation or ordinance having any bearing whatsoever on the terms and conditions of Employee's employment and the cessation thereof.

Employee further agrees, promises and covenants that, to the maximum extent permitted by law, and except as set forth in Section 6 hereof, neither Employee, nor any person, organization, or other entity acting on Employee's behalf has or will file, charge, claim, sue, or cause or permit to be filed, charged or claimed, any action for damages or other relief (including injunctive, declaratory, monetary or other relief) against the Company Released Parties involving any matter occurring in the past up to the date of this Release, or involving or based upon any claims, demands, causes of action, obligations, damages or liabilities which are the subject of this Release.

Notwithstanding the foregoing, this Release does not apply to Employee's right to file a claim to enforce this Agreement. Nor does this Release apply to Employee's rights to payments or other benefits or to other rights due to Employee pursuant to the terms of any employee benefit plans, incentive compensation plans or agreements or directors' and officers' insurance policies of Company in which or under which Employee participates or is

covered on the date Employee signs this Agreement, which rights continue to be governed by the terms of the applicable plan documents, agreements and policies.

Notwithstanding the foregoing, this Release does not release claims that cannot be released as a matter of law, including any right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission ("EEOC"), the Department of Labor, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against the Company. However, except as set forth in Section 6 hereof, by executing this Release, Employee hereby waives the right to monetary recovery from the Company, no matter how denominated, including, but not limited to, wages, back pay, front pay, compensatory damages, or punitive damages, in any proceeding Employee may bring before the EEOC or any state human rights commission or in any proceeding brought by the EEOC or any state human rights commission on the Employee's behalf.

Employee agrees that Employee has carefully read this Release and is signing it voluntarily. Employee fully understands that the terms of this Release contain a release of potentially valuable claims. Employee acknowledges that Company has advised Employee to consult with an attorney prior to signing this Release and that Employee has had sufficient time to consider the terms of this Release.

Employee acknowledges that Company has advised Employee that Employee may consider this Release for up to twenty-one (21) calendar days after receipt prior to signing. Company and Employee agree that any changes, whether or not material, made to this Agreement and this Release do not restart the twenty-one (21) calendar day review period.

Employee acknowledges that Company has advised Employee that this Release is not effective until seven (7) calendar days after the execution of this Release and that the Employee may revoke this Release within seven (7) calendar days from the date of execution hereof by delivering a notice in accordance with Section 10 hereof.

10. Notices

All notices, requests and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person, by courier or by facsimile transmission, or sent by express, registered or certified mail, postage prepaid, addressed as follows:

If to Employee:
At the most recent address
on file at the Company.

If to Company:
Assurant, Inc.
260 Interstate N Cir SE
Atlanta, Georgia 30339
Attention: Corporate Secretary

Either party may, by written notice to the other, change the address to which notices to such party are to be delivered or mailed.

11. Tax Matters

a. <u>Withholding of Taxes</u>.

All payments of the Severance Payment and other benefits required to be provided by Company to Employee under this Agreement shall be subject to the withholding of such amounts relating to taxes and other payroll deductions as the Company may reasonably determine it should withhold pursuant to any applicable law, regulation, or Company policy.

b. <u>Section 409A of the Internal Revenue Code</u>.

The intent of the parties is that payments and benefits under this Agreement comply with Internal Revenue Code Section 409A and applicable guidance promulgated thereunder (collectively, "Section 409A"). Accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance with Section 409A. In no

event shall Company be liable for any additional tax, interest or penalties that may be imposed on Employee by the Internal Revenue Service under Section 409A or any damages for failing to comply with Section 409A. For purposes of Section 409A, each payment in a series of installment payments under this Agreement shall be treated as a separate payment. If required pursuant to Section 409A, payment of certain amounts owed to Employee within the six (6) month period following the Termination Date may be delayed until after such six-month period has elapsed.

12. Governing Law; Forum Selection; Consent to Jurisdiction

Company and Employee agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Georgia without giving effect to its conflicts of law principles, as applied to contracts executed in and performed wholly within the State of Georgia. Employee agrees that the exclusive forum for any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be the state or federal courts of the State of Georgia. With respect to any such court action, Employee hereby (a) irrevocably submits to the personal jurisdiction of such courts; (b) consents to service of process; (c) consents to venue; and (d) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. Both parties hereto further agree that the state and federal courts of Georgia are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

13. Waiver of Breach

No waiver of any provision of this Agreement shall have any force and effect unless it is in writing signed by the party giving the waiver. Any waiver or forbearance, express or implied, of any breach of this Agreement shall not be construed to be a continuing waiver or a consent to any other or subsequent breach on the part either of the Employee or of the Company.

14. Non-Assignment; Successors

Neither party hereto may assign their rights or delegate their duties under this Agreement without the prior written consent of the other party; *provided, however,* that (i) this Agreement shall inure to the benefit of and be binding upon the successors and assigns of Company upon any sale of all or substantially all of Company's assets, or upon any merger, consolidation or reorganization of Company with or into any other corporation, all as though such successors and assigns of Company and their respective successors and assigns were Company, and (ii) this Agreement shall inure to the benefit of the heirs, assigns or designees of Employee to the extent of any payments due to them hereunder. In the event of any sale of all or substantially all of Company's assets or merger of Company in which Company is not the surviving entity, as used in this Agreement the term "Company" shall be deemed to refer to the surviving corporation, successor or assign of Company.

15. Severability and Intent for a Court to Enforce Covenants to Maximum Extent

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, Employee and Company agree that it is the intention of the parties that such provision should be enforceable to the maximum extent possible under applicable law. If any provision of this Agreement is held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or any portion thereof). If, and only if, a court finds that Section 7.b. hereof is not enforceable to the full extent provided by its terms, the parties agree that such court may, and hereby memorialize their intention that such court shall, enforce such provisions to the full geographic and temporal extent that such court may find permissible under applicable law.

16. Entire Agreement

This Agreement constitutes the entire agreement by and between Company and Employee with respect to the subject matter hereof and supersedes any and all prior or contemporaneous agreements or understandings between Employee and Company with respect to such subject matter, whether written or oral, including the Change In Control Agreement dated May 16, 2022. This Agreement may be amended or modified only by a written instrument executed by Employee and Company.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

EMPLOYEE
/s/ Richard Dziadzio

Richard Dziadzio

ASSURANT, INC.
By: /s/ Keith Demmings

Keith Demmings
President & Chief Executive Officer

Exhibit A

This page represents Employee's reaffirmation (this "<u>Reaffirmation</u>") of the commitments set forth in the Release entered into effective as of November 14, 2023, by and between Employee and the Company, pursuant to the terms of the Agreement, to which this Reaffirmation is attached, from the date Employee signed the Release through the date that Employee signs this Reaffirmation, and Employee hereby agrees that the release of claims pursuant to the Release will be extended to cover any act, omission or occurrence occurring up to and including the date Employee signs this Reaffirmation.

Employee understands that this Reaffirmation is not effective until seven (7) calendar days after the execution of this Reaffirmation and that Employee may revoke this Reaffirmation within seven (7) calendar days from the date of execution hereof.

- **Employee acknowledges that the Company has advised Employee that Employee should consult with an attorney of Employee's choice prior to signing this Reaffirmation and Employee has had sufficient time to consider the terms of this Reaffirmation.**

- **Employee acknowledges that the Company has advised Employee that Employee may consider this Reaffirmation and the terms of the Release for up to twenty-one (21) calendar days after Employee's receipt thereof (the "<u>Consideration Period</u>") to review prior to signing. Employee acknowledges that Employee may choose to execute this Reaffirmation before the end of the Consideration Period.**

- **Employee fully understands that the terms of this Reaffirmation contain a release of potentially valuable claims.**

- **Employee acknowledges and agrees that Employee would not have received the Severance Payment (as defined in the Separation Agreement) but for Employee's decision to sign the Separation Agreement, the Release and this Reaffirmation and to thereafter honor their respective terms.**

Employee ratifies and reaffirms the commitments set forth in the Release:

_____

Richard Dziadzio

_____

Date

Exhibit 21

Assurant, Inc. Subsidiaries as of December 31, 2023

Subsidiary Name	Jurisdiction of Organization	D/B/A (if applicable)
ABI International	Cayman Islands	
ABIG Holding de Espana, S.L.	Spain	
AIM Acquisitions, LLC	Delaware	
AIM Alexander Crossing Apartments, LLC	Delaware	
AIM AWP Atlanta Apartments, LLC	Delaware	
AIM Blue, LLC	Delaware	
AIM Glendale, LLC	Delaware	
AIM Gold, LLC	Delaware	
AIM Green, LLC	Delaware	
AIM Haverhill Industrial, LLC	Delaware	
AIM Mount Pleasant Apartments, LLC	Delaware	
AIM Orange, LLC	Delaware	
AIM Orchard Springs Apartments, LLC	Delaware	
AIM Palm Harbor Apartments, LLC	Delaware	
AIM Red, LLC	Delaware	
AIM Yellow, LLC	Delaware	
Alegre Pty Ltd	Australia	
American Bankers General Agency, Inc.	Texas	
American Bankers Insurance Company of Florida	Florida	
American Bankers Insurance Group, Inc.	Florida	

American Bankers Life Assurance Company of Florida	Florida	
American Bankers Management Company, Inc.	Florida	American Bankers Management Company, Inc. DBA ABMC, INC.
American Financial Warranty Corporation	Texas	
American Financial & Automotive Services, Inc.	Texas	
American Lease Insurance Agency Corporation	Massachusetts	
American Security Insurance Company	Delaware	
Assurant Argentina Compania de Seguros Sociedad Anonima	Argentina	
Assurant Automotive, Inc.	Illinois	
Assurant Automotive Warranty Solutions (India) Private Limited	India	
Assurant Captive Insurance Company	Georgia	
Assurant Chile Compañia de Seguros Generales S.A.	Chile	
Assurant Co., Ltd.	United Kingdom	
Assurant Co. (NI), Ltd	Northern Ireland	
Assurant Co. (PG UK), Ltd.	United Kingdom	
Assurant Colombia Compania de Servicios S.A.S.	Colombia	
Assurant Commercial Mortgage Depositor, LLC	Delaware	
Assurant Consulting Company, Limited	China	
Assurant Daños Mexico S.A.	Mexico	
Assurant Dealer Services, Inc.	Illinois	Resource Dealer Group Insurance Services; Resource Dealer Group Insurance Services, Inc.; Resource Dealer Group of Illinois; Assurant Dealer Insurance Agency Services; Automotive Training Academy
Assurant Deutschland GmbH	Germany	

Assurant Device Care Limited	United Kingdom	
Assurant Device Services, Inc.	Delaware	
Assurant Direct Limited	United Kingdom	
Assurant Digital Servicos, Ltda.	Brazil	
Assurant Europe Insurance N.V.	Netherlands	
Assurant Europe Life Insurance N.V.	Netherlands	
Assurant Europe Services B.V.	Netherlands	
Assurant Foundation	New York	
Assurant France	France	
Assurant General Insurance Limited	United Kingdom	
Assurant Group Limited	United Kingdom	
Assurant Holding Mexico, S. de R.L. de C.V.	Mexico	
Assurant IA Holding Corp.	Delaware	
Assurant Insurance Agency, Inc.	Minnesota	
Assurant Intermediary Limited	United Kingdom	
Assurant International Division Limited	Malta	
Assurant Investment Management, LLC	Delaware	
Assurant Italia Agenzia di Assicurazioni s.r.l.	Italy	
Assurant Japan KK	Japan	
Assurant Korea, Inc.	South Korea	
Assurant Payment Services, Inc.	Florida	
Assurant, S.A. de C.V.	Mexico	

Assurant Seguradora S.A.	Brazil	
Assurant Service Protection, Inc.	Oklahoma	
Assurant Services Argentina, S.A.	Argentina	
Assurant Services Australia Pty Limited	Australia	
Assurant Services Canada Inc./Services Assurant Canada Inc.	Ontario, Canada	
Assurant Services Colombia S.A.	Colombia	
Assurant Services de Chile, SpA	Chile	
Assurant Services Hong Kong Limited	Hong Kong	
Assurant Services Italia s.r.l.	Italy	
Assurant Services Japan GK	Japan	
Assurant Services of Puerto Rico, Inc.	Puerto Rico	
Assurant Servicios Corporativos, S.A. de C.V.	Mexico	
Assurant Solutions Comercio e Servicos de Equipamentos Electronicos Ltda.	Brazil	
Assurant Solutions Holding Puerto Rico, Inc.	Puerto Rico	
Assurant Solutions Spain, S.A.	Spain	
Assurant Vida Mexico S.A.	Mexico	
Assurant Warranty Solutions (India) Private Limited	India	
Automotive Insurance Purchasing Group, Inc.	Texas	
Automotive Warranty Services of Florida, Inc.	Florida	
Automotive Warranty Services, Inc.	Delaware	Alabama Warranty Services, Inc.; West Virginia Warranty Services, Inc.
AWS Warranty Service of Quebec, Inc.	Ontario, Canada	
AWS Warranty Services of Canada, Inc.	Canada	Ryan Dealer Services

Broadtech, LLC	Texas	
Caribbean American Life Assurance Company	Puerto Rico	
Caribbean American Property Insurance Company	Puerto Rico	
Coast to Coast Dealer Services Inc.	New York	
Combined Insurance Company de Argentina S.A. Compania de Seguros	Argentina	Su Futuro Seguro Comienza Hoy
Consumer Assist Network Association, Inc.	Delaware	
Consumer Program Administrators, Inc.	Illinois	Consumer Warranty Program Administrators; The Administrators of Consumer Programs, Inc.
Coöperatieve Assurant Netherlands U.A.	Netherlands	
CPR Strongsville LLC	Delaware	
CPR Training & Repair Systems, LLC	Delaware	
CWork Solutions, LP	Pennsylvania	Assurant Solutions
Dealer Performance, Inc.	Texas	Dealer Performance of Michigan Inc.
Digital Services (UK) Limited	United Kingdom	
Eck & Glass, Inc.	Tennessee	EPG Insurance, Inc.; EPG Insurance Agency, Inc.
ERV, LLC	Delaware	
Federal Warranty Service Corporation	Illinois	Assurant Extended Protection
FFG Corporation	Delaware	
First Extended Service Corporation	Texas	First Extended Services Corporation
First Extended Service Corporation of Florida	Florida	
First Extended, Inc.	Delaware	
Flipswap Services, LLC	Delaware	

GP Legacy Place, Inc.	Delaware	
Hyla International Inc.	Delaware	
Hyla Japan KK	Japan	
Hyla Mobile, Inc.	Delaware	Erecyclingcorps, HYLA Mobile
Hyla Mobile ULC	Nova Scotia	
Hyla Technology Solutions LLC	Delaware	
I.Q. Data International, Inc.	Washington	Assurant Recovery Solutions
Insureco Agency & Insurance Services, Inc.	California	Suredeposit; Assurant Recovery Solutions
Insureco Incorporated	California	
Interfinancial Inc.	Georgia	Interfinancial Group, IFI, Inc.
Lifestyle Services Group Limited	United Kingdom	
London General Insurance Company Limited	United Kingdom	
London General Life Company Limited	United Kingdom	
Lorica LLC	Delaware	Lorica Services, LLC; Lorica, LLC A Limited Liability Company of Delaware
MMI-CPR, LLC	Delaware	
MS Diversified Corporation	Mississippi	
National Insurance Agency Inc.	Florida	
National Product Care Company	Illinois	Texas National Product Care Company, Inc.; National Product Warranty Care Company
North American Warranty, Inc.	Illinois	North American Warranty, Inc., a Corporation of Illinois; North American Warranty of Illinois, Inc.
Privowny, Inc.	Delaware	
Privowny France SAS	France	

Product Care, Inc.	Illinois	Texas Product Care, Inc.
Protecta Insurance New Zealand Ltd	New Zealand	
Protection Holding Cayman	Cayman Islands	
Reliable Lloyds Insurance Company	Texas	
Resource Acquisition Corporation	Delaware	
Resource Training, Inc.	Illinois	Resource Training Group, Inc.
Service Optimization Solutions, Inc.	Florida	Service Optimization Services, Inc.
Service Protection, Inc.	Illinois	
Service Saver, Incorporated	Florida	
ServicePlan of Florida, Inc.	Florida	
ServicePlan, Inc.	Illinois	Serviceplan Of St. Louis, Inc.; Warranty Serviceplan
Shipsurance Insurance Services, Inc.	California	
Signal GP LLC	Delaware	Assurant Mobile Services
Signal Holdings LLC	Pennsylvania	The Signal Telecommunications Insurance Services, Inc.
Signal Northwest LLC	Delaware	
Solutions Cayman	Cayman Islands	
Solutions Holdings	Cayman Islands	
SOSI CPR LLC	Delaware	
SOSI-Fixt, Inc.	Delaware	
Standard Guaranty Insurance Company	Delaware	
Sureway, Inc.	Delaware	
Telecom Re, Inc.	Florida	

The Equipment Lease Reinsurance Company, Ltd.	Turks & Caicos	
The Signal	Pennsylvania	The Signal, Limited Partnership; The Signal Insurance Limited Partnership; Protect Your Bubble; THE SIGNAL, LTD.; Telecommunications Insurance Services LP; Signal Telecommunications Insurance Services Limited Partnership (The); The Signal Communications Insurance Services, Limited Partnership; The Signal Insurance Agency; The Signal Agency, LP; The Signal L.P.; The Signal Insurance Agency of PA, Ltd.
The Warranty Group (Thailand) Limited	Thailand	
The Warranty Group Asia-Pacific Holdings Pte. Ltd.	Singapore	
The Warranty Group Australasia Pty Ltd.	Australia	
The Warranty Group Peru SAC	Peru	
The Warranty Group Services (Isle of Man)	Isle of Man	
The Warranty Group Singapore Pte. Ltd.	Singapore	
The Warranty Group, B.V.	Netherlands	
The Warranty Group, Inc.	Delaware	
TrackSure Insurance Agency, Inc.	California	
Trygle Co. Ltd	Japan	
TS Holdings, Inc.	Delaware	Ts Holdings, Inc. Of Delaware; Tsh, Inc.
TWG Brasil Participacôes Ltda.	Brazil	
TWG Europe Limited	United Kingdom	
TWG Holdings, Inc.	Delaware	
TWG Home Warranty Services, Inc.	Delaware	

TWG Innovative Solutions, Inc.	Missouri	
TWG Japan KK	Japan	
TWG Repair Services (Shanghai) Co., Ltd.	China	
TWG Securities, Inc.	Delaware	
TWG Services Limited	United Kingdom	
TWG Warranty Group Latam, Inc.	Barbados	
TWG Warranty Group, Inc.	Illinois	
TWG Warranty Services, Inc.	Illinois	TWG Warranty Services, Inc., of Argentina; TWG Warranty Services Inc., Sucursal Uruguay
TWG Warranty Servicos do Brasil Ltda.	Brazil	
Union Security Life Insurance Company of New York	New York	
United Service Protection Corporation	Delaware	Assurant Vehicle Protection Services; United Service Protection (Delaware) Corporation
United Service Protection, Inc.	Florida	
Virginia Surety Compania de Seguros	Argentina	
Virginia Surety Company, Inc.	Illinois	
Virginia Surety Seguros de Mexico S.A. de C.V.	Mexico	
Voyager Group, Inc.	Florida	
Voyager Indemnity Insurance Company	Georgia	
Voyager Service Warranties, Inc.	Florida	
Wireless Anywhere Group Pty Ltd	Australia	
Wolverine Acquisitions, Inc.	Delaware	
Wolverine InterCo., Inc.	Delaware	

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-276645) and Forms S-8 (No. 333-256095, 333-231274 and 333-217940) of Assurant, Inc. of our report dated February 15, 2024, relating to the consolidated financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 15, 2024

Exhibit 24

ASSURANT, INC.

POWER OF ATTORNEY

The undersigned directors of Assurant, Inc., a Delaware corporation (the "Company"), hereby authorize and appoint Keith Demmings, Keith Meier and Dimitry DiRienzo, and each of them severally, the individual's true and lawful attorneys-in-fact and agents, with power to act with or without the other, and with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, to be filed by the Company pursuant to the Securities and Exchange Act of 1934, as amended, and any and all amendments thereto, including any and all other documents in connection therewith to be filed with the U.S. Securities and Exchange Commission (the "SEC"), and to file the same, with all exhibits thereto and other supporting documents, with the SEC.

The undersigned hereby grants to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Dated: January 19, 2024

Signature	Title
/s/ Elaine D. Rosen Elaine D. Rosen	Non-Executive Board Chair and Director
/s/ Paget L. Alves Paget L. Alves	Director
/s/ Rajiv Basu Rajiv Basu	Director
/s/ J. Braxton Carter J. Braxton Carter	Director
/s/ Juan N. Cento Juan N. Cento	Director
/s/ Harriet Edelman Harriet Edelman	Director
/s/ Sari Granat Sari Granat	Director
/s/ Lawrence V. Jackson Lawrence V. Jackson	Director
/s/ Debra J. Perry Debra J. Perry	Director
/s/ Ognjen Redzic Ognjen Redzic	Director
/s/ Paul J. Reilly Paul J. Reilly	Director
/s/ Robert W. Stein Robert W. Stein	Director

Exhibit 31.1

CERTIFICATIONS

I, Keith W. Demmings, certify that:

1. I have reviewed this annual report on Form 10-K of Assurant, Inc. for the period ended December 31, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2024

/s/ Keith W. Demmings
Keith W. Demmings
President, Chief Executive Officer and Director (Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Keith R. Meier, certify that:

1. I have reviewed this annual report on Form 10-K of Assurant, Inc. for the period ended December 31, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2024

/s/ Keith R. Meier
Keith R. Meier
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF
ASSURANT, INC.
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Assurant, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Keith W. Demmings, President, Chief Executive Officer and Director (Principal Executive Officer) of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: February 15, 2024

/s/ Keith W. Demmings
Keith W. Demmings
President, Chief Executive Officer and Director (Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER OF
ASSURANT, INC.
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Assurant, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Keith R. Meier, Executive Vice President and Chief Financial Officer (Principal Financial Officer) of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2024

/s/ Keith R. Meier
_____

Keith R. Meier Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit 97

ASSURANT, INC.
COMPENSATION CLAWBACK POLICY

This Compensation Clawback Policy ("Policy") of Assurant, Inc. ("Company") has been adopted by the Compensation Committee of the Board of Directors ("the Board") on November 8, 2023 and is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended ("Exchange Act"), including Rule 10D-1 ("Rule 10D-1"), as well as Section 303A.14 of the New York Stock Exchange ("NYSE") Listed Company Manual ("Section 303A.14"). Capitalized terms are defined in Section 2.

1. Recoupment of Erroneously Awarded Compensation

This Policy will be triggered in the event that the Company is required to prepare an Accounting Restatement. If an Accounting Restatement occurs, the Company will promptly review the matter and, if applicable, will seek to recover from any Covered Executive who received Covered Compensation during the three (3) fiscal years immediately preceding the date on which the Company is required to prepare such Accounting Restatement (the "Recoupment Period"), the amount of such Covered Compensation that would not have been granted, earned or vested to the Covered Executive under the restated financial statements (such excess amount, the "Erroneously Awarded Compensation"). If the Financial Reporting Measure applicable to the Covered Compensation is a stock price or total shareholder return measure, then the amount of the Erroneously Awarded Compensation shall be determined based on a reasonable estimate of the effect of the Accounting Restatement on the Company's stock price or total shareholder return upon which such Covered Compensation was received. The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.

This Policy applies regardless of (a) whether the Covered Executive engaged in misconduct or had any responsibility for the noncompliance with financial reporting requirements or (b) if or when the restated financial statements are filed.

There is no exception for *de minimis* amounts of Erroneously Awarded Compensation. However, notwithstanding anything to the contrary in this Policy, the Company is not required to recover any Erroneously Awarded Compensation in the event that the Compensation Committee has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable because either:

(a) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this clause (a), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt to recover, and provide that documentation to the NYSE; or

(b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such individual may incur in connection with the recovery of any Incentive Compensation as set forth in this Policy, including through the payment of insurance premiums or gross-up payments.

2. Definitions

Capitalized terms used but not defined in this Policy below shall have the meanings set forth in the Amended and Restated Assurant, Inc. 2017 Long Term Equity Incentive Plan. For purposes of this Policy, the following definitions shall apply:

(a) "Accounting Restatement" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes of this Policy, an Accounting Restatement shall not be deemed to occur in the event of a restatement of the Company's financial statements due to an out-of-period adjustment or a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

(b) "Compensation Committee" means the Compensation and Talent Committee of the Board or any successor committee thereof.

(c) "Covered Compensation" means any Incentive Compensation received by a Covered Executive during the applicable Recoupment Period; provided that such Covered Compensation was received by such Covered Executive (i) after the Effective Date, (ii) after Covered Executive commenced service as a Covered Executive and (iii) while the Company had a class of securities publicly listed on a United States national securities exchange.

For purposes of this Policy, Incentive Compensation is "received" by a Covered Executive during the fiscal period in which the financial reporting measure applicable to such Incentive Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive Compensation occurs thereafter.

(d) "Covered Executive" means the Company's current and former executive officers as determined by the Compensation Committee in accordance with the definition set forth in Rule 10D-1 and Section 303A.14. The determination as to an individual's status shall be made by the Compensation Committee and such determination shall be final, conclusive, and binding on such individual and all other interested persons.

(e) "Effective Date" shall mean October 2, 2023, the date on which Section 303A.14 became effective.

(f) "Financial Reporting Measure" means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). A Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the Securities Exchange Commission.

(g) "Incentive Compensation" shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any Company Financial Reporting Measure.

3. Administration

This Policy shall be administered by the Compensation Committee. All decisions of the Compensation Committee shall be final, conclusive, and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative. The Compensation Committee shall have full power and authority to (a) administer and interpret this Policy; (b) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (c) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock exchange rules and regulations.

The Compensation Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards otherwise owed by the Company to the Covered Executive, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code and (e) any other method authorized by applicable law or contract.

4. Miscellaneous

Any Covered Executive who has received Covered Compensation will be required to cooperate fully with the Company in connection with the enforcement of this Policy, including the repayment of any excess compensation. Failure to cooperate may result in disciplinary action, up to and including termination of employment.

This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Any recovery, recoupment, or forfeiture of Incentive Compensation under this Policy shall be in addition to any other remedies that may be available to the Company, the Board, or the Compensation Committee under the Amended and Restated Assurant, Inc. 2017 Long Term Equity Incentive Plan (or any award agreement thereunder) or any other Company plan, policy or arrangement.

Subject to Rule 10D-1 and Section 303A.14, this Policy may be amended or terminated by the Compensation Committee at any time. To the extent that any applicable law, or stock exchange rules or regulations require recovery of erroneously awarded compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover erroneously awarded compensation to the fullest extent required by such applicable law, exchange rules and regulations.

Global Operations

Assurant has a market presence in 21 countries. The Assurant International operations unit focuses on executing our global strategy in countries and territories outside the U.S. that have been identified for their strategic importance in growing our business around the world.

ARGENTINA
Lines of Business
Connected Living
Global Automotive

AUSTRALIA
Lines of Business
Connected Living
Global Automotive

BRAZIL
Lines of Business
Connected Living
Global Automotive

CANADA
Lines of Business
Connected Living
Global Automotive

CHILE
Lines of Business
Connected Living
Global Automotive

CHINA & HONG KONG[8]
Lines of Business
Connected Living
Global Automotive

COLOMBIA
Lines of Business
Connected Living
Global Automotive

FRANCE
Lines of Business
Connected Living
Global Automotive

GERMANY
Lines of Business
Connected Living

INDIA
Lines of Business
Connected Living
Global Automotive

ITALY
Lines of Business
Connected Living
Global Automotive

JAPAN
Lines of Business
Connected Living

MEXICO
Lines of Business
Connected Living
Global Automotive

NETHERLANDS
Lines of Business
Connected Living
Global Automotive

NEW ZEALAND
Lines of Business
Connected Living
Global Automotive

PERU
Lines of Business
Connected Living
Global Automotive

SINGAPORE
Lines of Business
Connected Living
Global Automotive

SOUTH KOREA
Lines of Business
Connected Living
Global Automotive

SPAIN
Lines of Business
Connected Living
Global Automotive

UNITED KINGDOM
Lines of Business
Connected Living
Global Automotive
Housing

UNITED STATES (INCLUDING PUERTO RICO)
Lines of Business
Connected Living*
Global Automotive*
Homeowners
Renters and Other

*Available in Puerto Rico

[8] In 2023, we made the decision to fully exit our operations in mainland China (other than Hong Kong).

Other Information

INVESTOR INFORMATION
Rebekah Biondo
Deputy CFO
Phone: 786-374-7283
rebekah.biondo@assurant.com

Sean Moshier
Vice President, Investor Relations
Phone: 912-204-2253
sean.moshier@assurant.com

Matt Cafarchio
Director, Investor Relations
Phone: 484-356-4791
matt.cafarchio@assurant.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017
Phone: 646-471-3000
pwc.com/us

SHAREHOLDER INQUIRIES
COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078
computershare.com

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corporatereport.com/assurant/2023/ar/

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assurant.com/about-us/sustainability



 ASSURANT®

Assurant, Inc.
260 Interstate North Circle SE
Atlanta, GA 30339
T: 770-763-1000
assurant.com